As filed with the Securities and Exchange Commission on December 22, 2011

Registration No. 333-177971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NBH Holdings Corp.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6021	27-0563799
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 Federal Street, 19th Floor

Boston, Massachusetts 02110

(617) 303-1810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. Timothy Laney

President and Chief Executive Officer

NBH Holdings Corp.

101 Federal Street, 19th Floor

Boston, Massachusetts 02110

(617) 303-1810

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Edward F. Petrosky, Esq. James O’Connor, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5300 Facsimile: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated Filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 22, 2011

PROSPECTUS

             Shares

NBH Holdings Corp.

Class A Common Stock

This prospectus relates to the initial public offering of our Class A common stock. We are offering              shares of our Class A common stock. The selling stockholders identified in this prospectus are offering an additional              shares of Class A common stock in this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, including those of the selling stockholders.

Prior to this offering, there has been no established public market for our Class A common stock. It is currently estimated that the public offering price per share of our Class A common stock will be between $         and $         per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “     .”

See “Risk Factors” beginning on page 16 to read about factors you should consider before making an investment decision to purchase our Class A common stock.

The shares of our Class A common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters the option to purchase up to an additional              shares of our Class A common stock from us at the initial public offering price less the underwriting discounts.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on             .

Goldman, Sachs & Co.	Keefe, Bruyette & Woods

J.P. Morgan	FBR

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About this Prospectus

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the selling stockholders and underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of Class A common stock.

Market Data

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase Class A common stock in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto and management’s discussion and analysis of financial condition and results of operations included elsewhere in this prospectus, before making an investment decision to purchase our Class A common stock. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “NBH” and the “Company” refer to NBH Holdings Corp., a Delaware corporation, and its consolidated subsidiaries.

Company Overview

NBH Holdings Corp. is a bank holding company that was incorporated in the State of Delaware in June 2009. In October 2009, we raised approximately $1.1 billion through a private offering of our common stock. We are executing a strategy to create long-term stockholder value through the acquisition and operation of community banking franchises and other complementary businesses in our targeted markets. We believe these markets exhibit attractive demographic attributes, are home to a substantial number of troubled financial institutions and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our emphasis is on creating meaningful market share with strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns.

We believe we have a disciplined approach to acquisitions, both in terms of the selection of targets and the structuring of transactions, which has been exhibited by our four acquisitions to date. As of September 30, 2011, after giving effect to the Community Banks of Colorado acquisition on October 21, 2011, we had approximately $6.6 billion in assets, $5.3 billion in deposits and $1.1 billion in stockholders’ equity. We currently operate a network of 103 full-service banking centers, with the majority of those banking centers located in the greater Kansas City region and Colorado. We believe that our established presence positions us well for growth opportunities in our current and complementary markets.

We have a management team consisting of experienced banking executives led by President and Chief Executive Officer G. Timothy Laney. Mr. Laney brings 29 years of banking experience, 24 of which were at Bank of America in a wide range of executive management roles, including serving on Bank of America’s Management Operating Committee. In late 2007, Mr. Laney joined Regions Financial as Senior Executive Vice President and Head of Business Services. Mr. Laney leads our team of executives that have significant experience in completing and integrating mergers and acquisitions and operating banks. Additionally, our board of directors, led by Chairman Frank Cahouet, the former Chairman, President and Chief Executive Officer of Mellon Financial, is highly accomplished in the banking industry and includes individuals with broad experience operating and working with banking institutions, regulators and governance considerations.

Our Strategy

Our strategic plan is to become a leading regional bank holding company through selective acquisitions, including distressed and undercapitalized banking institutions that have stable core franchises and significant local market share as well as other complementary businesses, while structuring the transactions to limit risk. We plan to achieve this through the acquisition of banking franchises from the Federal Deposit Insurance Corporation (the “FDIC”) and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. Additionally, our acquisition strategy is to identify markets that are relatively unconsolidated, establish a meaningful presence within those markets, and take advantage of the operational efficiencies and enhanced market position. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

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Disciplined acquisitions. We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

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Attractive markets. We seek to acquire banking franchises in markets that exhibit attractive demographic attributes. Our focus is on comparatively healthy business markets that are home to a substantial number of troubled institutions for which we believe there are a limited number of potential acquirors. Additionally, we seek banking markets that present favorable competitive dynamics and a lack of consolidation in order to position us for long-term growth. We believe that our two current markets—the greater Kansas City region and Colorado—meet these objectives. We intend to continue to make banking acquisitions in these markets and in complementary markets to expand our existing franchise.

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Focus on client-centered, relationship-driven banking strategy. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small- and mid-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete array of loan, deposit and treasury management products and services.

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Expansion through organic growth and enhanced product offerings. We believe that our focus on attractive markets will provide long-term opportunities for organic growth, particularly in an improving economic environment. We also believe that our focus on serving consumers and small- to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income.

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Operating platform and efficiencies. We intend to continue to utilize our comprehensive underwriting and risk management processes and a state-of-the-art, scalable technology platform to support and integrate future growth and realize operating efficiencies throughout our enterprise.

We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating acquisitions (including FDIC-assisted transactions) creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Our Markets

Market Criteria

We focus on markets that we believe are characterized by some or all of the following:

•	Attractive demographics with household income and population growth above the national average

•	Concentration of business activity

•	High quality deposit bases

•	Advantageous competitive landscape that provides opportunity to achieve meaningful market presence

•	A significant number of troubled banking institutions

•	Lack of consolidation in the banking sector and corresponding opportunities for add-on transactions

•	Markets sizeable enough to support our long-term growth objectives

Current Markets

Our current markets are broadly defined as the greater Kansas City region and Colorado. Our specific emphasis is on the I-35 corridor surrounding the Kansas City metropolitan statistical area (“MSA”) and the Colorado Front Range corridor, defined as the Denver, Boulder, Colorado Springs, Fort Collins and Greeley MSAs. The table below describes certain key statistics regarding our presence in these markets as of June 30, 2011 (the last date as of which data are available), adjusted to reflect our acquisitions of Bank of Choice and Community Banks of Colorado.

States	Deposit Market Share Rank (1)	Banking Centers(1)	Deposits (millions of dollars) (1)	Deposit Market Share (%) (1)
Missouri	9	42	$2,246.6	1.7%
Colorado	6	58	2,077.1	2.2
Kansas	12	24	909.2	1.5

MSAs	Deposit Market Share Rank (1)	Banking Centers(1)	Deposits (millions of dollars) (1)	Deposit Market Share (%) (1)
Kansas City, MO-KS	6	50	$2,269.8	5.2%
Denver-Aurora-Broomfield, CO	12	21	887.0	1.5
Greeley, CO	2	5	301.7	10.3
Saint Joseph, MO-KS	3	4	268.3	12.9
Maryville, MO	2	3	162.5	31.7
Kirksville, MO	2	2	157.1	25.3
Fort Collins-Loveland, CO	13	4	104.3	2.2

(1)	Excludes our Texas and California operations and MSAs in which we have less than $100 million in deposits.

Source: SNL Financial as of June 30, 2011, except Banking Centers.

We believe that these markets have highly attractive demographic, economic and competitive dynamics that are consistent with our objectives and favorable to executing our acquisition and organic growth strategy. The table below describes certain key demographic statistics regarding these markets.

Markets	Deposits (billions of dollars)	# of Businesses (thousands)	Population (millions)	Population Density (#/sq. mile)	Population Growth (1) (%)	Median Household Income (dollars)	Median Household Income Growth (1) (%)	Top 3 Competitor Combined Deposit Market Share (%)
Kansas City, MO-KS MSA	43.6	75.1	2.1	261.1	11.7	60,442	32.0	36
CO Front Range (2)	78.2	161.5	4.1	275.5	20.3	66,668	32.5	51
U.S.				88.0	10.6	54,442	29.1	55	(3)

(1)	Population growth and median household income growth are for the period 2000 through 2010.

(2)	CO Front Range is a population weighted average of the following Colorado MSAs: Denver, Boulder, Colorado Springs, Fort Collins and Greeley.
(3)	Based on U.S. Top 20 MSAs (determined by population).

Source: SNL Financial as of June 30, 2011.

Prospective Markets

We believe there is significant opportunity to both enhance our presence in our current markets and enter new complementary markets that meet our objectives. As we evaluate potential acquisition opportunities, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues. As of September 30, 2011, 58 banks in our current markets and in surrounding states had Texas Ratios either (1) in excess of 100% or (2) less than 0%. Texas Ratio is a key measure of a bank’s financial health and is defined as the sum of nonperforming assets (nonaccrual loans and other real estate owned or “OREO”) and loans 90 days or more past due and still accruing divided by the sum of the bank’s tangible common equity and loan loss reserves. If a bank’s Texas Ratio is negative, it indicates that the bank has negative equity and is therefore generally considered insolvent and also a potential acquisition target. We believe this dynamic will provide ongoing opportunities for us to continue to execute our acquisition strategy over the next several years.

The table below highlights banks with a Texas Ratio either (1) in excess of 100% or (2) less than 0% in our current markets and surrounding states:

	# of Banks	Total Assets ($ millions)	Total Deposits ($ millions)
By Urban Corridor
Kansas City MSA	12	$6,033	$4,631
Colorado Front Range	7	2,081	1,937

Urban Corridor Total	19	8,115	6,568

By Current States
Missouri	21	$12,076	$10,424
Kansas	9	5,862	4,426
Colorado	11	3,451	3,156

Current States Total	41	21,390	18,005

Surrounding States (Iowa, Montana, Nebraska, Wyoming, South and North Dakota)
Surrounding States Total	17	6,153	5,194

Current States & Surrounding States Total	58	$27,543	$23,199

Source: SNL Financial as of September 30, 2011.

Our Acquisitions

Since October 2010, we have completed four acquisitions. We established our presence in the greater Kansas City region through two complementary acquisitions completed in the fourth quarter of 2010. On October 22, 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank of Overland Park, Kansas from the FDIC. Through this transaction, we acquired nine full-service banking centers and 32 retirement center locations, which are predominantly located in the greater Kansas City region but also include one full-service banking center and six retirement centers in Colorado and two full-service banking centers and six retirement centers in Texas. On December 10, 2010, we completed our acquisition, without FDIC assistance, of a portion of the franchise of Bank Midwest, N.A., which consisted of select performing loans and client deposits, and included 39 full-service banking centers. As a result of these acquisitions, at June 30, 2011 (the last date as of which data are available), we were the sixth largest depository institution in the Kansas City MSA ranked by deposits with a 5.2% deposit market share according to SNL Financial.

We expanded in the Colorado market through two complementary acquisitions beginning with the purchase of selected assets and assumption of selected liabilities of Bank of Choice, a state chartered commercial bank based in Greeley, Colorado, from the FDIC on July 22, 2011, which included 16 full-service banking centers. On October 21, 2011, we acquired selected assets and assumed selected liabilities of Community Banks of Colorado, a state chartered bank based in Greenwood Village, Colorado, from the FDIC, which included 35 full-service banking centers in Colorado and four in California. The Community Banks of Colorado acquisition enhanced our penetration into the Colorado market, giving us a combined network of 52 full-service banking centers in that state ranking us as the sixth largest depository institution by deposits with a 2.2% deposit market share as of June 30, 2011 (the last date as of which data are available) according to SNL Financial.

We believe we have a disciplined approach to acquisitions, which has been exhibited in our four acquisitions to date. We believe that we have established critical mass in our current markets and have structured acquisitions that limit our credit risk, which have positioned us for attractive risk-adjusted returns. Selected highlights of our acquisitions appear in the following table (dollars in thousands):

Acquisition	Date of Acquisition	Fair Value		Full- Service Banking Centers Acquired	Capital Deployed	After-tax Bargain Purchase Gain	After-tax Accretable Yield	Goodwill and Core Deposit Intangible
		Assets Acquired	Deposits Assumed
Greater Kansas City Region:
Hillcrest Bank (FDIC-assisted)	10/22/2010	$1,376,745	$1,234,013	9	$170,000	$23,611	$70,838	$5,760
Bank Midwest	12/10/2010	2,426,406	2,385,897	39	390,000	—	14,212	74,092

Subtotal		$3,803,151	$3,619,910	48	$560,000	$23,611	$85,050	$79,852

Colorado Market:
Bank of Choice (FDIC-assisted) (1)	7/22/2011	$952,187	$760,227	16	$100,000	$39,180	$24,511	$5,190
Community Banks of Colorado (FDIC-assisted) (1)	10/21/2011	1,218,957	1,185,731	39	174,000	—	14,668	29,780

Subtotal		$2,171,194	$1,945,958	55	$274,000	$39,180	$39,179	$34,970

Total		$5,974,295	$5,565,868	103	$834,000	$62,791	$124,229	$114,822

(1)	Amounts shown are estimated fair value amounts that are subject to refinement until fair values can be determined.

Our Competitive Strengths

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Leading risk-adjusted operating and expense performance—Since the fourth quarter of 2010, the beginning of our operating history, we have been able to achieve profitability. In the first nine months of 2011, we have had leading risk-adjusted operating and expense performance for a bank of our size, as measured by our top quartile rank among U.S. bank holding companies with $3 billion to $10 billion of total assets in terms the following metrics.

(Nine months ended September 30, 2011)	Pre-Tax Pre-Provision Net Revenue (1)/ Risk Weighted Assets	Non-Interest Expense/ Average Assets
NBH (2)	3.38%	2.58%
Median of U.S. bank holding companies with $3.0 to $10.0 billion in Total Assets	2.26	2.92
1st Quartile Cut-Off	2.96%	2.58%

(1)	Pre-tax pre-provision net revenue is a financial measure not reported in accordance with the accounting principles generally accepted in the United States (“GAAP”) (a “non-GAAP financial measure”), which we use as supplemental measure to evaluate our performance. We believe that the most comparable GAAP financial measure to the ratio of pre-tax pre-provision net revenue to risk weighted assets is the ratio of net income to risk weighted assets, which was 0.84% for the nine months ended September 30, 2011. For a reconciliation of all non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”

(2)	For comparability purposes, pre-tax pre-provision net revenue and non-interest expense for NBH are adjusted to exclude compensation expense with respect to equity grants in connection with the formation of our management team through September 30, 2011 and the impact of the bargain purchase gain and expenses related thereto. Information with respect to bank holding companies included in the comparative subset has not been adjusted to exclude any stock based compensation or the impact of the bargain purchase gain or expenses related thereto.

Source: SNL Financial

We believe our ability to operate efficiently is enhanced by our centralized management structure, our access to attractive labor and real estate costs in our markets, and an infrastructure that is unencumbered by legacy systems. Furthermore, we anticipate additional expense synergies from the integration of our recent acquisitions, which be believe will enhance our financial performance.

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Disciplined focus on building meaningful scale in attractive markets. We believe our current and prospective markets present substantial acquisition and long-term organic growth opportunities, based on the number of distressed banks, retrenching competitors and attractive demographic characteristics. We are actively executing on our strategy to build further scale in our markets and, as of June 30, 2011 (the last date as of which data are available), according to SNL Financial, after giving effect to the Bank of Choice and Community Banks of Colorado acquisitions:

•	over 77% of our deposits were concentrated in the Kansas City MSA and Colorado;

•	we were ranked as the sixth largest depository institution in the Kansas City MSA with a 5.2% deposit market share; and

•	we were ranked as the sixth largest depository institution in Colorado with a 2.2% deposit market share.

•	Attractive risk profile. Nearly our entire loan portfolio has been subjected to acquisition accounting adjustments and, in some cases, is also subject to loss sharing arrangements with the FDIC:

•	as of September 30, 2011, approximately 94% of our loans (by dollar amount) were acquired loans and all of those loans were adjusted to their estimated fair values at the time of acquisition;

•	as of September 30, 2011, 33.7% of our loans and 60% of our OREO (each by dollar amount) were covered by a loss sharing arrangement with the FDIC; and

•	for our Bank Midwest acquisition, we selected the acquired assets based on comprehensive due diligence and purchased only select performing loans and client deposits.

We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

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Expertise in FDIC-assisted and unassisted troubled-bank transactions. We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

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Experienced and respected management team and board of directors. Our management team is led by Mr. Laney, a 29 year veteran of the banking industry with significant experience in running complex franchises at both Bank of America and Regions Financial. Mr. Laney leads a respected executive team of bankers with extensive experience at nationally recognized financial institutions who have, on average, 31 years banking experience and have, collectively, completed 38 acquisitions worth over $172.1 billion in assets. Most of our management team members have extensive experience working together at Bank of America or Citizens Financial Group. In addition, our board of directors, led by Chairman Frank Cahouet, is highly accomplished and well versed in the banking industry and provides substantial expertise and experience and valuable perspective to our growth and operating strategies.

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New operating platform implemented and positioned for growth. We have invested in our infrastructure and technology through the implementation of an efficient, industry-leading, scalable platform that supports our risk management activities and our potential for significant future growth and new product offerings. We have centralized our operational functions in Kansas City, which has desirable cost and labor market characteristics. We have built enterprise-wide finance and risk management capabilities that we expect will afford efficiencies as we grow. As we continue to pursue acquisitions, we will seek to integrate new banks quickly and seamlessly convert them to our platform, with a focus on exceeding expectations of our clients and employees while keeping our operating costs low.

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Available capital to support growth. As of September 30, 2011, adjusted to reflect the acquisition of Community Banks of Colorado as well as the net proceeds that we expect to receive from this offering, we had approximately $        million of excess capital available on a consolidated basis to continue to implement our acquisition strategy and to support growth in our existing banking franchises. As of September 30, 2011, our capital ratios exceeded both regulatory guidelines and the level at which we would expect to operate long-term following the deployment of our excess capital.

The Restructuring

In connection with the Hillcrest Bank and Bank Midwest acquisitions, we established two newly chartered banks, Hillcrest Bank, N.A. and Bank Midwest, N.A. Subsequently, Bank Midwest, N.A. acquired Bank of Choice and Community Banks of Colorado. In November 2011, we merged Hillcrest Bank, N.A. into Bank Midwest, N.A., consolidating our banking operations under a single charter. Through our subsidiary Bank Midwest, N.A., we operate under the following brand names: Bank Midwest in Kansas and Missouri,

Community Banks of Colorado and Bank of Choice in Colorado, Community Banks of Colorado in California and Hillcrest Bank in Texas. We believe that conducting our banking operations under a single charter streamlines our operations and enables us to more effectively and efficiently execute our growth strategy. We plan to change the legal name of Bank Midwest, N.A. to NBH Bank, N.A. in early 2012. Further, we expect to change our legal name from NBH Holdings Corp. to National Bank Holdings Corp.

Additional Information

Our principal executive offices are located at 101 Federal Street, 19th Floor, Boston, Massachusetts 02110. Our telephone number is (617) 303-1810. Our Internet address is www.nationalbankholdings.com. Information on, or accessible through, our web site is not part of this prospectus.

The Offering

Class A common stock offered by us	shares of Class A common stock.

Class A common stock offered by the selling stockholders	shares of Class A common stock.

Option to purchase additional shares of Class A common stock from us	shares of Class A common stock.

Common stock to be outstanding after this offering	shares of Class A common stock and shares of Class B common stock. (1)

Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be $ (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us), after deducting estimated underwriting discounts and offering expenses. We intend to use our net proceeds from this offering for general corporate purposes. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering. For additional information, see “Use of Proceeds.”

Regulatory ownership restrictions	We are a bank holding company. A holder of shares of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to “control” the Company under applicable regulatory standards, may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions, or the FDIC Policy Statement. For a further discussion of regulatory ownership restrictions, see “Supervision and Regulation.”

Oversight by the Office of the Comptroller of the Currency and Federal Deposit Insurance Corporation

Our bank subsidiary, Bank Midwest, is a national bank, chartered under federal law and is subject to supervision and examination by the Office of the Comptroller of the Currency (the “OCC”). Bank Midwest is subject to specific requirements pursuant to an operating agreement it entered into with the OCC (the “OCC Operating Agreement”) in connection with our Bank Midwest acquisition. Until the termination of the OCC Operating Agreement, the OCC Operating Agreement requires, among other things, that Bank Midwest maintain various financial and capital ratios, restrict dividend payments, provide notice to, and obtain consent from, the OCC with respect to any additional failed bank acquisitions from the FDIC or, until December 2013, the appointment of any new director or senior executive officer of Bank Midwest and review progress under its comprehensive business plan quarterly. The OCC Operating Agreement requires that Bank Midwest maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to 11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets. See “Supervision and Regulation—Bank Midwest as a National Bank.”

Bank Midwest’s deposits are insured by the FDIC. Bank Midwest (and, with respect to certain provisions, the Company) is subject to an Order of the FDIC (the “FDIC Order”) issued in connection with the FDIC’s approval of our applications for deposit insurance for Bank Midwest. The FDIC Order requires, among other things, that during the first three years following our Bank Midwest acquisition, Bank Midwest must obtain the FDIC’s approval before implementing certain compensation plans, submit updated business plans and reports of material deviations from those plans to the FDIC and comply with the applicable requirements of the FDIC Policy Statement. Additionally, the FDIC Order requires that Bank Midwest maintain capital levels of at least a 10% tier 1 leverage ratio and a 10% tier 1 risk-based capital ratio until December 2013.

Dividend policy	From our inception to date, we have not paid cash dividends to holders of our Class A or Class B common stock.

Currently, Bank Midwest, our bank subsidiary, is prohibited by its OCC Operating Agreement from paying dividends to us until December 2013 and, therefore, any dividends on our common stock would have to be paid from funds available therefor at the holding company level.

For additional information, see “Dividend Policy.”
Class A common stock and Class B non-voting common stock	The Class A common stock possesses all of the voting power for all matters requiring action by holders of our common stock, with certain limited exceptions. Our certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock are treated equally and identically.

Listing	We intend to apply to list our Class A common stock on the New York Stock Exchange under the trading symbol “ .”

Risk factors	Investing in our Class A common stock involves risks. Please read the section entitled “Risk Factors” beginning on page 16 for a discussion of various matters you should consider before making an investment decision to purchase our Class A common stock.

(1)

Based on 44,390,927 shares of Class A common stock and 7,545,353 shares of Class B non-voting common stock issued and outstanding as of September 30, 2011. As of September 30, 2011, there were 93 holders of our Class A common stock and six holders of our Class B non-voting common stock. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to shares of Class A common stock comprised of:

•	up to shares of Class A common stock which may be issued by us upon exercise in full of the underwriters’ option to purchase additional shares of our Class A common stock;

•	1,299,168 shares of restricted Class A common stock issued but not yet vested under the NBH Holdings Corp. 2009 Equity Incentive Plan;

•	830,700 shares of Class A common stock or Class B non-voting common stock issuable upon exercise of outstanding warrants with an exercise price of $20.00 per share;

•

             shares of Class A common stock issuable upon exercise of outstanding value appreciation instruments issued to the FDIC at a weighted average exercise price of $18.44 per share, assuming (1) the FDIC exercises its right to receive payment in full in shares of Class A common stock, and (2) an initial public offering price of $             per share of Class A common stock, which is the midpoint of the offering price range set forth on the cover page of this prospectus;

•

2,647,332 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $20.00 per share, of which no shares were vested as of September 30, 2011; and

•

1,803,500 shares of Class A common stock reserved for future issuance under the NBH Holdings Corp. 2009 Equity Incentive Plan (excluding the 2,647,332 shares issuable upon exercise of outstanding stock options as noted above).

Summary Selected Historical Consolidated Financial Information

The following table sets forth summary selected historical financial information as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009, as of and for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011. The summary selected historical consolidated financial information set forth below as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009 and as of and for the year ended December 31, 2010 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary selected historical consolidated financial information set forth below as of and for the nine months ended September 30, 2011 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which we believe include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of our consolidated financial position at such date and results of operations for this period.

Although we were incorporated on June 16, 2009, we did not have any substantive operations prior to the Hillcrest Bank acquisition on October 22, 2010. Our results of operations for the post-Hillcrest Bank acquisition periods are not comparable to our results of operations for the pre-Hillcrest Bank acquisition periods. Our results of operations for the post-Hillcrest Bank acquisition periods reflect, among other things, the acquisition method of accounting. In addition, we consummated the Bank Midwest acquisition on December 10, 2010, the Bank of Choice acquisition on July 22, 2011 and the Community Banks of Colorado acquisition on October 21, 2011. The Bank Midwest, Bank of Choice and Community Banks of Colorado acquisitions were significant acquisitions and were also accounted for using the acquisition method of accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited selected historical consolidated financial information set forth below should be read together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto included elsewhere in this prospectus.

	September 30, 2011	December 31, 2010 (1)	December 31, 2009 (1)
Consolidated Balance Sheet Information (unaudited, $ in thousands):
Cash and cash equivalents	$1,406,667	$1,907,730	$1,099,288
Investment securities available for sale	2,011,539	1,254,595	—
Non-marketable equity securities	20,267	17,800	—
Loans receivable (2):
Covered under FDIC loss sharing agreements	538,144	703,573	—
Not covered under FDIC loss sharing agreements	1,059,722	865,297	—
Less: Allowance for loan losses	7,703	48	—

Loans receivable, net	1,590,163	1,568,822	—

FDIC indemnification asset	79,358	161,395	—
Other real estate owned	94,904	54,078	—
Goodwill and other intangible assets	81,827	79,715	—
Other assets	78,826	61,386	565

Total assets	5,363,551	5,105,521	1,099,853

Deposits	4,121,013	3,473,339	—
Other liabilities	142,562	638,423	2,357
Total liabilities	4,263,575	4,111,762	2,357

Total stockholders’ equity	1,099,976	993,759	1,097,496

Total liabilities and stockholders’ equity	$5,363,551	$5,105,521	$1,099,853

	For the Nine Months Ended September 30, 2011(1)	For the Twelve Months Ended December 31, 2010(1)	For the Period June 16, 2009 through December 31, 2009(1)
Consolidated Income Statement Information:
Interest income	$136,258	$21,422	$481
Interest expense	30,748	5,512	—

Net interest income	105,510	15,910	481
Provision for loan losses	16,446	88	—

Net interest income after provision for loan losses	89,064	15,822	481

Bargain purchase gain	63,204	37,778
Non-interest income	29,615	4,385	—
Non-interest expense	109,807	48,981	1,847

Income (loss) before income taxes	72,076	9,004	(1,366)

Provision (benefit) for income before taxes	27,148	2,953	168

Net income (loss)	$44,928	$6,051	$(1,534)

Share Information (3):
Earnings (loss) per share, basic	$0.87	$0.11	$(0.07)
Earnings (loss) per share, diluted	$0.86	$0.11	$(0.07)
Book value per share	$21.18	$19.13	$18.82
Tangible book value per share (4)	$19.60	$17.60	$18.82
Weighted average common shares outstanding, basic (5)	51,936,280	53,000,454	21,251,006
Weighted average common shares outstanding, diluted (5)	52,239,061	53,000,454	21,251,006
Common shares outstanding (5)	51,936,280	51,936,280	58,318,304

	As of and for the Nine Months Ended September 30, 2011	As of and for the Twelve Months Ended December 31, 2010 (1)	As of and for the period June 16, 2009 through December 31, 2009 (1)
Other Information (unaudited):
Financial ratios
Return on average assets (6)	1.23%	0.60%	-0.33%
Adjusted return on average assets (6)(7)	0.42%	-0.53%	-0.33%
Return on average equity (6)	5.82%	0.61%	-0.33%
Adjusted return on average equity (6)(7)	1.97%	-0.53%	-0.33%
Net income to risk weighted assets (6)	3.74%	0.46%	NM
Adjusted pre-provision pre-tax net revenue to risk weighted assets (6)(7)	3.38%	-0.59%	NM
Interest earning assets to interest-bearing liabilities (end of period) (8)	132.45%	129.91%	N/A
Loans to deposits ratio (end of period) (2)	38.77%	45.17%	N/A
Non-interest bearing deposits to total deposits (end of period)	11.16%	9.39%	N/A
Yield on earning assets (8)	4.16%	1.64%	0.23%
Cost of interest bearing liabilities (8)	1.21%	1.65%	N/A
Interest rate spread (9)	2.95%	-0.01%	NM
Net interest margin (10)	3.22%	1.22%	N/A
Non-interest expense to average assets (6)	3.00%	4.89%	NM
Adjusted non-interest expense to average assets (6)	2.58%	2.80%	NM
Efficiency ratio (11)	55.37%	84.34%	NM
Adjusted efficiency ratio (6)(11)	69.99%	138.19%	NM
Asset quality ratios(2)(12)(13)
Non-performing loans to total loans	2.49%	0.95%	N/A
Covered non-performing loans to total non-performing loans	35.89%	97.12%	N/A
Non-performing assets to total assets	2.53%	1.35%	N/A
Covered non-performing assets to total non-performing assets	52.88%	99.38%	N/A
Allowance for loan losses to total loans	0.48%	0.00%	N/A
Allowance for loan losses to total non-covered loans	0.73%	0.01%	N/A
Allowance for loan losses to non-performing loans	19.40%	0.32%	N/A
Net charge-offs to average loans (6)	0.77%	0.01%	N/A
Capital ratios
Total stockholders’ equity to total assets	20.51%	19.46%	99.79%
Tangible common equity to tangible assets (4)	19.28%	18.19%	99.79%
Tier 1 leverage	18.44%	17.88%	N/A
Tier 1 risk-based capital	60.12%	69.57%	N/A
Total risk-based capital	60.61%	69.57%	N/A

(1)	The Company was incorporated on June 16, 2009, but neither the Company nor Bank Midwest had any substantive operations prior to the first acquisition on October 22, 2010. The period from June 16, 2009 to December 31, 2009 contained 200 days.

(2)	Total loans are net of unearned discounts and deferred fees and costs.
(3)	Per share information is calculated based on the aggregate number of our shares of Class A common stock, including 250,000 founders’ shares, and Class B non-voting common stock outstanding.
(4)	Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures. Tangible book value per share is computed as total stockholders’ equity less goodwill and other intangible assets, net, divided by the aggregate number of shares of Class A and Class B common stock outstanding at the balance sheet date. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. We believe that the most directly comparable GAAP financial measures are book value per share and total stockholders’ equity to total assets. See the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(5)	On March 11, 2010, we repurchased 6,382,024 shares of our Class A common stock in response to the FDIC’s issued guidance in the FDIC Policy Statement. More information on the FDIC Policy Statement is described under “Supervision and Regulation—FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.”
(6)	Ratio is annualized for the nine months ended September 30, 2011 and for the period from June 16, 2009 to December 31, 2009. See note 1 above.
(7)	“Adjusted” calculations exclude stock-based compensation expense and the impact of bargain purchase gains and expenses related thereto. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(8)	Interest-earning assets include assets that earn interest/accretion or dividends. Interest-earning assets as of December 31, 2010 exclude investment securities that were purchased (and therefore included in investment securities balances) but not settled as of the balance sheet date. Additionally, any market value adjustments on investment securities are excluded from interest-earning assets. Interest-bearing liabilities include liabilities that must be paid interest.
(9)	Interest rate spread represents the difference between the weighted average yield of interest-earning assets and the weighted average cost of interest-bearing liabilities.
(10)	Net interest margin represents net interest income, including accretion income, as a percentage of average interest-earning assets.
(11)	The efficiency ratio represents non-interest expense as a percent of net interest income plus non-interest income.
(12)	Non-performing loans consist of non-accruing loans, loans 90 days or more past due and still accruing interest and restructured loans, but exclude loans accounted for under ASC Topic 310-30 in which the pool is still performing. These ratios may therefore not be comparable to similar ratios of our peers. For additional information on our treatment of loans acquired with deteriorated credit quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”
(13)	Non-performing assets include non-performing loans, OREO, and repossessed assets.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including our consolidated historical financial statements and the related notes thereto, before making an investment decision to purchase our Class A common stock. The occurrence or realization of any of the following risks could materially and adversely affect our business, prospects, financial condition, liquidity, results of operations, cash flows and capital levels. In any such case, the market price of our Class A common stock could decline substantially, and you could lose all or part of your investment.

Risks Relating to Our Banking Operations

We have recently completed four acquisitions and have a limited operating history from which investors can evaluate our future prospects and financial and operating performance.

We were organized in June 2009 and acquired selected assets and assumed selected liabilities of Hillcrest Bank, Bank Midwest, Bank of Choice and Community Banks of Colorado in October 2010, December 2010, July 2011 and October 2011, respectively. Because our banking operations began in 2010, we have a limited operating history upon which investors can evaluate our operational performance or compare our recent performance to historical performance. Although we acquired selected assets and assumed selected liabilities of four depository institutions which had operated for longer periods of time than we have, their business models and experiences are not reflective of our plans. Accordingly, our limited time operating our acquired franchises may make it difficult for investors to evaluate our future prospects and financial and operating performance. Moreover, because 33.7% of our loans and 60% of our OREO, in each case as of September 30, 2011, are covered by loss sharing agreements with the FDIC and all of the loans and OREO we acquired were marked to fair value at the time of our acquisition, we believe that the historical financial results of the acquisitions are less instructive to an evaluation of our future prospects and financial and operating performance. Certain other factors may also make it difficult for investors to evaluate our future prospects and financial and operating performance, including, among others:

•

our current asset mix, loan quality and allowance for loan losses are not representative of our anticipated future asset mix, loan quality and allowance for loan losses, which may change materially as we undertake organic loan origination and banking activities and pursue future acquisitions;

•

33.7% of our loans and 60% of our OREO, in each case as of September 30, 2011, are covered by loss sharing agreements with the FDIC, which reimburse a variable percentage of losses experienced on these assets, or were acquired at a substantial discount; thus, we may face higher losses once the FDIC loss sharing arrangement expires and losses may exceed the discounts we received;

•

the income we report from certain acquired assets due to loan discount, accretable yield and the accretion of the FDIC indemnification asset will be higher than the returns available in the current market and, if we are unable to make new performing loans and acquire other performing assets in sufficient volume, we may be unable to generate the earnings necessary to implement our growth strategy;

•

our significant cash reserves and liquid investment securities portfolio, which result in large part from the proceeds of our 2009 private offering of common stock and cash received in connection with our acquisitions of Hillcrest Bank, Bank Midwest, Bank of Choice and Community Banks of Colorado, are unlikely to be representative of our future cash position;

•

our historical cost structure and capital expenditure requirements are not reflective of our anticipated cost structure and capital spending as we integrate our acquisitions and operate our organic banking platform; and

•

our regulatory capital ratios, which are required by agreements we have reached with our regulators and which result in part from the proceeds of our private offering of common stock, are not necessarily representative of our future regulatory capital ratios.

Our acquisition history may not be indicative of our ability to execute our external growth strategy, and our inability to execute such strategy would materially and adversely affect us.

Our acquisition history should be viewed in the context of the recent opportunities available to us as a result of the confluence of our access to capital at a time when market dislocations of historical proportions resulted in attractive asset acquisition opportunities. As conditions change, we may prove to be unable to execute our external growth strategy, which would materially and adversely affect us. See “—Risks Relating to our Growth Strategy.”

Continued or worsening general business and economic conditions could materially and adversely affect us.

Our business and operations are sensitive to general business and economic conditions in the United States, which remain guarded. If the U.S. economy is unable to steadily emerge from the recent recession that began in 2007 or we experience worsening economic conditions, such as a so-called “double-dip” recession, we could be materially and adversely affected. Weak economic conditions may be characterized by deflation, fluctuations in debt and equity capital markets, including a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on loans, residential and commercial real estate price declines and lower home sales and commercial activity. All of these factors would be detrimental to our business. Our business is significantly affected by monetary and related policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and could have a material adverse effect on us.

The geographic concentration of our two core markets in the greater Kansas City region and Colorado makes our business highly susceptible to downturns in the local economies and depressed banking markets, which could materially and adversely affect us.

Unlike larger financial institutions that are more geographically diversified, we are a regional banking franchise concentrated in the greater Kansas City region and Colorado. We operate banking centers located primarily in Missouri, Kansas and Colorado. As of September 30, 2011, 35.2% of our total loans (by dollar amount) were in Missouri, 20.3% were in Colorado, 13.6% were in Texas, and 8.5% were in Kansas. A deterioration in local economic conditions in the loan market or in the residential or commercial real estate market could have a material adverse effect on the quality of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans and the value of the collateral securing loans. In addition, if the population, employment or income growth in one of our core markets is negative or slower than projected, income levels, deposits and real estate development could be adversely impacted and we could be materially and adversely affected. If any of these developments were to result in losses that materially and adversely affected Bank Midwest’s capital, we and Bank Midwest might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital. See “Supervision and Regulation.”

Our two core markets are susceptible to adverse weather and natural disasters and these events could negatively impact the economies of our markets, our operations or our customers, any of which could have a material adverse effect on us.

Our two core markets are the greater Kansas City region and Colorado. These markets are susceptible to severe weather, including tornadoes, flooding, hail storms and damaging winds. The occurrence of adverse weather and natural or manmade disasters could destroy, or cause a decline in the value of, mortgaged properties that serve as our collateral and increase the risk of delinquencies, defaults, foreclosures and losses on our loans, damage our banking facilities and offices, negatively impact regional economic conditions, result in a decline in local loan demand and loan originations and negatively impact the implementation of our growth strategy. Natural or manmade disasters or severe weather events and the damage that may be caused by them, be it to our operations, our collateral, our customers or the economies in our current or future markets, could materially and adversely affect us.

Any changes in how we determine the impact of loss share accounting on our financial information could have a material adverse effect on us.

A material portion of our financial results is based on loss share accounting, which is subject to assumptions and judgments made by us, our accountants and our regulators. Loss share accounting is a complex accounting methodology. If these assumptions are incorrect or we change or modify our assumptions, it could have a material adverse effect on us or our previously reported results. As such, any financial information generated through the use of loss share accounting is subject to modification or change. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Accounting for Acquired Loans and the Related FDIC Indemnification Asset” for additional information on loss share accounting.

Our financial information reflects the application of the acquisition method of accounting. Any change in the assumptions used in such methodology could have a material adverse effect on us.

As a result of our recent acquisitions, our financial information is heavily influenced by the application of the acquisition method of accounting. The acquisition method of accounting requires management to make assumptions regarding the assets acquired and liabilities assumed to determine their fair values at the time of acquisition. Additionally, we periodically remeasure the expected cash flows on certain loans that were acquired with deteriorated credit quality, and this remeasurement can cause fluctuations in the accretion rates of these loans. Our interest income, interest expense and net interest margin (which were equal to $136.3 million, $30.7 million and 3.22%, respectively, for the nine months ended September 30, 2011) reflect the impact of accretion and amortization of the fair value adjustments made to the carrying amounts of interest-earning assets and interest-bearing liabilities, and our non-interest income (which totaled $92.8 million for the nine months ended September 30, 2011) for periods subsequent to the acquisitions includes the effects of discount accretion and accretion of the FDIC indemnification asset. In addition, the balances of many of our acquired assets were significantly reduced by the adjustments to fair value recorded in conjunction with the relevant acquisition. If our assumptions are incorrect and we change or modify our assumptions, it could have a material adverse effect on us or our previously reported results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Accounting for Acquired Loans and the Related FDIC Indemnification Asset” for additional information on the impact of acquisition method of accounting on our financial information.

Our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. The risks inherent in making any loan include risks with respect to the ability of borrowers to repay their loans and, if applicable, the period of time over which the loan is repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. Similarly, we have credit risk embedded in our securities portfolio. Our credit standards, procedures and policies may not prevent us from incurring substantial credit losses, particularly in light of market developments in recent years.

Although we do not have a long enough operating history to have restructured many of our loans for borrowers in financial difficulty, in the future, we may restructure originated or acquired loans if we believe the borrowers are likely to fully repay their restructured obligations. We may also be subject to legal or regulatory requirements for restructured loans. For our originated loans, if interest rates or other terms are modified subsequent to extension of credit or if terms of an existing loan are renewed because a borrower is experiencing financial difficulty and a concession is granted, we may be required to classify such action as a troubled debt restructuring (which we refer to in this prospectus as “TDR”). With respect to restructured loans, we may grant concessions to borrowers experiencing financial difficulties in order to facilitate repayment of the loan by

(1) reduction of the stated interest rate for the remaining life of the loan to lower than the current market rate for new loans with similar risk or (2) extension of the maturity date. In situations where a TDR is unsuccessful and the borrower is unable to satisfy the terms of the restructured loan, the loan would be placed on nonaccrual status and written down to the underlying collateral value less estimated selling costs. For further discussion of circumstances in which we restructure acquired and originated loans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality.”

Our loan portfolio has been, and will continue to be, affected by the ongoing correction in residential and commercial real estate values and reduced levels of residential and commercial real estate sales.

Soft residential and commercial real estate markets, higher delinquency and default rates, heightened vacancy rates and volatile and constrained secondary credit markets have affected the real estate industry generally and in the areas in which our business is currently most heavily concentrated. We may be materially and adversely affected by declines in real estate values.

We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. As of September 30, 2011, approximately 86.7% of our total loans (by dollar amount) had real estate as a primary or secondary component of collateral. The real estate collateral provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the loan is outstanding. A continued weakening of the real estate conditions in any of our markets could continue to result in an increase in the number of borrowers who default on their loans and a reduction in the value of any collateral securing their loans, which in turn could have a material adverse effect on us. If we are required to liquidate the collateral securing a loan to satisfy a borrower’s obligations during a period of reduced real estate values, we could be materially and adversely affected. The declines in home prices in the markets we serve, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in our portfolio of loans related to residential real estate construction and development as the ability to refinance those loans decreases. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, we could also be materially and adversely affected.

Additionally, recent weakness in the secondary market for residential lending could have a material adverse impact on us. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could adversely affect the value of collateral securing mortgage loans, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which could materially and adversely affect us.

Our non-owner occupied commercial real estate loans may be dependent on factors outside the control of our borrowers.

Our loan portfolio includes non-owner occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of September 30, 2011, our non-owner occupied commercial real estate loans totaled $726.0 million, or 45.4% of our total loan portfolio. Nonperforming non-owner occupied commercial real estate loans totaled $27.2 million as of September 30, 2011, $8.4 million of which was covered by FDIC loss-sharing agreements. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on such loans, our holding period for the collateral typically is longer than for a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner occupied commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

We depend on our executive officers and key personnel to implement our strategy and could be harmed by the loss of their services.

We believe that the implementation of our strategy will depend in large part on the skills of our executive management team and our ability to motivate and retain these and other key personnel. Accordingly, the loss of service of one or more of our executive officers or key personnel could reduce our ability to successfully implement our growth strategy and materially and adversely affect us. Leadership changes will occur from time to time, and if significant resignations occur, we may not be able to recruit additional qualified personnel. We believe our executive management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Although our Chief Executive Officer has entered into an employment agreement with us, it is possible that he may not complete the term of his employment agreement or may choose not to renew it upon expiration. Furthermore, we do not currently have employment agreements with any of our other employees. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key personnel could negatively impact our banking operations. The loss of key senior personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on us.

Our allowance for loan losses and fair value adjustments may prove to be insufficient to absorb probable losses inherent in our loan portfolio.

Lending money is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	the financial condition and cash flows of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the discount on the loan at the time of its acquisition;

•	the duration of the loan;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses inherent in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews.

The application of the acquisition method of accounting to our completed acquisitions has impacted our allowance for loan losses. Under the acquisition method of accounting, all acquired loans were recorded in our consolidated financial statements at their fair value at the time of acquisition and the related allowance for loan loss was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we will incur losses (some of which may be covered by our loss sharing arrangements with the FDIC) associated with the acquired loans.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding our loans, identification of additional problem loans by us and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. If current trends in the real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses, particularly with respect to construction, land development and land loans. In addition, our regulators periodically review our allowance for loan losses and may require an increase in the allowance for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on us.

Our loss sharing agreements impose restrictions on the operation of our business and extensive record-keeping requirements, and failure to comply with the terms of our loss sharing agreements with the FDIC may result in significant losses.

In October 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank in an FDIC-assisted transaction. Subsequently, on October 22, 2011, we completed the FDIC-assisted acquisition of selected assets and assumption of selected liabilities of Community Banks of Colorado. A significant portion of our revenue is derived from assets acquired in those transactions. Certain of the loans, commitments and foreclosed assets acquired in those transactions are covered by the loss sharing agreements, which provide that a significant portion of the losses related to those covered assets will be borne by the FDIC. We may, however, experience difficulties in complying with the requirements of the loss sharing agreements, including the extensive record-keeping and documentation relating to the status and reimbursement of covered assets. The required terms of the agreement are extensive and failure to comply with any of the terms could result in a specific asset or group of assets losing their loss sharing coverage. Additionally, complying with the extensive requirements to avail ourselves of the loss sharing coverage could take management time and attention away from other aspects of running our business.

Our loss sharing agreements also impose limitations on the manner in which we manage loans covered by loss sharing. For example, under the loss sharing agreements, we may not, without FDIC consent, sell a covered loan even if in the ordinary course of our business we determine that taking such action would be advantageous for the Company. These restrictions could impair our ability to manage problem loans, extend the amount of time that such loans remain on our balance sheet and increase the amount of our losses.

We hold and acquire a significant amount of OREO from time to time, which may lead to increased operating expenses and vulnerability to additional declines in real property values.

When necessary, we foreclose on and take title to the real estate (some of which is covered by our FDIC loss sharing arrangement) serving as collateral for our loans as part of our business. Real estate that we own but do use in the ordinary course of our operations is referred to as “other real estate owned,” or “OREO” property. At September 30, 2011, we had OREO with an aggregate book value of $94.9 million. Increased OREO balances have led to greater expenses as we incur costs to manage and dispose of the properties. Despite some of the OREO being covered by loss sharing agreements with the FDIC, we expect that our earnings will continue to be negatively affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, valuation adjustments and other expenses associated with property ownership, as well as by the funding costs associated with OREO assets. We evaluate OREO properties periodically and write down the carrying value of the properties if the results of our evaluation require it. The expenses associated with OREO and any further OREO write-downs could have a material adverse effect on us.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

The expanding body of federal, state and local regulation and/or the licensing of loan servicing, collections or other aspects of our business may increase the cost of compliance and the risks of noncompliance.

We service our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may further adversely affect us. In addition, our failure to comply with these laws and regulations could possibly lead to civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; or administrative enforcement actions. Any of these outcomes could harm our results of operations or financial condition.

The fair value of our investment securities can fluctuate due to market conditions outside of our control.

As of September 30, 2011, the fair value of our investment securities portfolio was approximately $2.0 billion. We have historically taken a conservative investment strategy, with concentrations of securities that are backed by government sponsored enterprises. In the future, we may seek to increase yields through more aggressive strategies, which may include a greater percentage of corporate securities and structured credit products. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have a material adverse effect on us. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

We face significant competition from other financial institutions and financial services providers, which may materially and adversely affect us.

Consumer and commercial banking is highly competitive. Our markets contain a large number of community and regional banks as well as a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions, including savings and loan associations, savings banks and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds and several government agencies, as well as major retailers, in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in our markets, greater ties to local businesses and more expansive banking relationships, as well as better established depositor bases. Competitors may also have greater resources and access to capital and may possess an advantage by being capable of maintaining numerous banking locations in more convenient sites, operating more ATMs and conducting extensive promotional and advertising campaigns or operating a more developed Internet platform. Competitors may also exhibit a greater tolerance for risk and behave more aggressively with respect to pricing in order to increase their market share.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technological advances have lowered barriers to entry and made it possible for banks to compete in our market without a retail footprint by offering competitive rates, as well as non-banks to offer products and services traditionally provided by banks. Our ability to compete successfully depends on a number of factors, including, among others:

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the ability to develop, maintain and build upon long-term customer relationships based on quality service, effective and efficient products and services, high ethical standards and safe and sound assets;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	the ability to attract and retain highly qualified employees to operate our business;

•	the ability to expand our market position;

•	customer satisfaction with our level of service;

•	the ability to operate our business effectively and efficiently; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could materially and adversely affect us.

We may not be able to meet the cash flow requirements of deposit withdrawals and other business needs unless we maintain sufficient liquidity.

We require liquidity to make loans and to repay deposit and other liabilities as they become due or are demanded by customers. As a result of a decline in depositor confidence, interest rates paid by competitors, general interest rate levels, FDIC insurance costs, the returns available to customers on alternative investments and general economic conditions, a substantial number of our customers could withdraw their bank deposits with us from time to time, resulting in our deposit levels decreasing substantially, and our reserves may not be able to cover such withdrawals and our other business needs, including amounts necessary to operate and grow our business. This would require us to seek third party funding or other sources of liquidity, such as asset sales. Our access to third party funding sources, including our ability to raise funds through the issuance of additional shares of our common stock or other equity or equity-related securities, incurrence of debt, and federal funds purchased, may be impacted by our financial strength, performance and prospects and may also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets. We may not have access to third party funding in sufficient amounts on favorable terms, or the ability to undertake asset sales or access other sources of liquidity, when needed, or at all, which could materially and adversely affect us.

We may not be able to retain or develop a strong core deposit base or other low-cost funding sources.

We expect to depend on checking, savings and money market deposit account balances and other forms of customer deposits as our primary source of funding for our lending activities. Our future growth will largely depend on our ability to retain and grow a strong, low-cost deposit base. Because 56.9% of our deposit base as of September 30, 2011 is time deposits, the large majority of which we acquired, it may prove harder to maintain and grow our deposit base than would otherwise be the case, especially since many of them currently pay interest at above-market rates. During the 12 months following September 30, 2011, $1.9 billion of our time deposits are schedule to mature. Additionally, as of September 30, 2011, $583 million of those $1.9 billion of time deposits and an additional $135 million of time deposits maturing after September 30, 2012 were time deposits we assumed from the FDIC and are therefore not subject to early withdrawal penalties, making these deposits more volatile than typical time deposits.

We are working to transition certain of our customers to lower cost traditional banking services as higher cost funding sources, such as high interest time deposits, mature. Many banks in the United States are struggling to maintain depositors in light of the recent financial crisis, and there may be competitive pressures to pay higher interest rates on deposits, which could increase funding costs and compress net interest margins. Customers may not transition to lower yielding savings and investment products or continue their business with our bank subsidiary, which could materially and adversely affect us. In addition, with recent concerns about bank failures, customers have become concerned about the extent to which their deposits are insured by the FDIC, particularly customers that may maintain deposits in excess of insured limits. Customers may withdraw deposits in an effort to ensure that the amount that they have on deposit with us is fully insured and may place them in other institutions or make investments that are perceived as being more secure. Further, even if we are able to grow and maintain our deposit base, the account and deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits, we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any such loss of funds could result in lower loan originations, which could materially and adversely affect us.

Recent market disruptions caused increased liquidity risks which could recur in the future.

The recent disruption and illiquidity in the credit markets created challenges for banking institutions that made potential funding sources more difficult to access, less reliable and more expensive. In addition, liquidity in the inter-bank market, as well as the markets for commercial paper and other short-term instruments, contracted significantly. Current market conditions present significant challenges in the management of banks and banks’ customers’ liquidity, which may exceed those challenges experienced in the recent past and could materially and adversely affect us.

Extended foreclosure processes and new homeowner protection laws and regulations might restrict or delay our ability to foreclose and collect payments for loans under the loss sharing agreements.

For the loans covered by the loss sharing agreements, we cannot collect loss share payments until we liquidate the properties securing those loans. These loss share payments could be delayed by an extended foreclosure process, including delays resulting from a court backlog, local or national foreclosure moratoriums or other delays, and these delays could have a material adverse effect on us. New homeowner protection laws and regulations may also delay the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans. Any such limitations are likely to cause delayed or reduced collections from borrowers. Any restriction on our ability to foreclose on a loan, any requirement that we forgo a portion of the amount otherwise due on a loan or any requirement that we advance principal, interest, tax and insurance payments or that we modify any original loan terms could materially and adversely affect us.

Like other financial services institutions, our asset and liability structures are monetary in nature. Such structures are affected by a variety of factors, including changes in interest rates, which can impact the value of financial instruments held by us.

Like other financial services institutions, we have asset and liability structures that are essentially monetary in nature and are directly affected by many factors, including domestic and international economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, monetary and fiscal policies, inflation, currency values, market conditions, the availability and terms (including cost) of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of customers and counterparties and the level and volatility of trading markets. Such factors can impact customers and counterparties of a financial services institution and may impact the value of financial instruments held by a financial services institution.

Our earnings and cash flows largely depend upon the level of our net interest income, which is the difference between the interest income we earn on loans, investments and other interest earning assets, and the interest we pay on interest bearing liabilities, such as deposits and borrowings. Because different types of assets and liabilities may react differently and at different times to market interest rate changes, changes in interest rates can increase or decrease our net interest income. When interest-bearing liabilities mature or reprice more quickly than interest earning assets in a period, an increase in interest rates would reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, and because the magnitude of repricing of interest earning assets is often greater than interest bearing liabilities, falling interest rates would reduce net interest income.

Accordingly, changes in the level of market interest rates affect our net yield on interest earning assets and liabilities, loan and investment securities portfolios and our overall results. Changes in interest rates may also have a significant impact on any future loan origination revenues. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume and revenues usually decline during periods of rising or high interest rates and increase during periods of declining or low interest rates. Changes in interest rates also have a significant impact on the carrying value of a significant percentage of the assets, both loans and investment securities, on our balance sheet. We may incur debt in the future and that debt may also be sensitive to interest rates and any increase in interest rates could materially and adversely affect us. Interest rates are highly sensitive to many factors beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Adverse changes in the Federal Reserve’s interest rate policies or other changes in monetary policies and economic conditions could materially and adversely affect us.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including online over the Internet and over the telephone. The secure transmission of confidential information over the Internet and other remote channels is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

As a public company, we will be required to meet periodic reporting requirements under the rules and regulations of the U.S. Securities and Exchange Commission. Complying with federal securities laws as a public company is expensive, and we will incur significant time and expense enhancing, documenting, testing, and certifying our internal control over financial reporting. Any deficiencies in our financial reporting or internal controls could materially and adversely affect us and the market price of our Class A common stock.

Prior to becoming a public company, we have not been required to comply with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) to have our consolidated financial statements completed, reviewed or audited and filed within a specified time. As a publicly traded company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. We will also be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 concerning internal control over financial reporting. We may experience difficulty in meeting the SEC’s reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and cause investors and potential investors to lose confidence in us and reduce the market price of our Class A common stock.

As a public company, we will incur significant legal, accounting, insurance and other expenses. Compliance with these and other rules of the SEC and the rules of the New York Stock Exchange will increase our legal and financial compliance costs and make some activities more time consuming and costly. Beginning with our Annual Report on Form 10-K for our 2013 fiscal year, SEC rules will require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to our assessment of our internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from issuing an unqualified opinion that our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the market price of our Class A common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect us.

We rely on our systems and employees, and any errors or fraud could materially and adversely affect us.

We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third parties to process a large number of increasingly complex transactions. We could be materially and adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business also could be sources of operational risk to us, including breakdowns or failures of such parties’ own systems or employees. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could materially and adversely affect us.

Risks Relating to our Growth Strategy

We may not be able to effectively manage our growth.

Our future operating results depend to a large extent on our ability to successfully manage our rapid growth. Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Whether through additional acquisitions or organic growth, our current plan to expand our business is dependent upon our ability to:

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continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures in order to manage a growing number of client relationships;

•	scale our technology platform;

•	integrate our acquisitions and develop consistent policies throughout the various businesses; and

•	attract and retain management talent.

We may not successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with new banking centers and banks. Thus, our growth strategy may divert management from our existing franchises and may require us to incur additional expenditures to expand our administrative and operational infrastructure and, if we are unable to effectively manage and grow our banking franchise, we could be materially and adversely affected. In addition, if we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could materially and adversely affect us.

Our acquisitions generally will require regulatory approvals, and failure to obtain them would restrict our growth.

We intend to complement and expand our business by pursuing strategic acquisitions of community banking franchises. Generally, any acquisition of target financial institutions, banking centers or other banking assets by us will require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the Federal Reserve, the OCC and the FDIC, as well as state banking regulators. In acting on applications, federal banking regulators consider, among other factors:

•	the effect of the acquisition on competition;

•	the financial condition, liquidity, results of operations, capital levels and future prospects of the applicant and the bank(s) involved;

•	the quantity and complexity of previously consummated acquisitions;

•	the managerial resources of the applicant and the bank(s) involved;

•	the convenience and needs of the community, including the record of performance under the Community Reinvestment Act (which we refer to in this prospectus as the “CRA”);

•	the effectiveness of the applicant in combating money laundering activities; and

•	the extent to which the acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Such regulators could deny our application based on the above criteria or other considerations, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals, and such a condition may not be acceptable to us or may reduce the benefit of any acquisition.

The success of future transactions will depend on our ability to successfully identify and consummate acquisitions of banking franchises that meet our investment objectives. Because of the intense competition for acquisition opportunities and the limited number of potential targets, we may not be able to successfully consummate acquisitions on attractive terms, or at all, that are necessary to grow our business.

The success of future transactions will depend on our ability to successfully identify and consummate transactions with target banking franchises that meet our investment objectives. There are significant risks associated with our ability to identify and successfully consummate these acquisitions. There are a limited number of acquisition opportunities, and we expect to encounter intense competition from other banking organizations competing for acquisitions and also from other investment funds and entities looking to acquire financial institutions. Many of these entities are well established and have extensive experience in identifying and consummating acquisitions directly or through affiliates. Many of these competitors possess ongoing banking operations with greater financial, technical, human and other resources and access to capital than we do, which could limit the acquisition opportunities we pursue. Our competitors may be able to achieve greater cost savings, through consolidating operations or otherwise, than we could. These competitive limitations give others an advantage in pursuing certain acquisitions. In addition, increased competition may drive up the prices for the acquisitions we pursue and make the other acquisition terms more onerous, which would make the identification and successful consummation of those acquisitions less attractive to us. Competitors may be willing to pay more for acquisitions than we believe are justified, which could result in us having to pay more for them than we prefer or to forego the opportunity. As a result of the foregoing, we may be unable to successfully identify and consummate acquisitions on attractive terms, or at all, that are necessary to grow our business.

To the extent that we are unable to identify and consummate attractive acquisitions, or increase loans through organic loan growth, we may be unable to successfully implement our growth strategy, which could materially and adversely affect us.

We intend to grow our business through strategic acquisitions of banking franchises coupled with organic loan growth. Previous availability of attractive acquisition targets may not be indicative of future acquisition opportunities, and we may be unable to identify any acquisition targets that meet our investment objectives. Additionally, loan growth, excluding the effects of our acquisitions, has so far been limited and our loan balances have declined from December 31, 2010 to September 30, 2011 as loan repayments from customers have generally outpaced loan originations due not only to our limited time to cultivate relationships with our customers, but also due to the generally weakened economy and lower levels of borrowing demand. As a result, a significant portion of our income thus far has been derived from the accretion recognized on acquired assets rather than from cash interest income. As our acquired loan portfolio, which produces higher yields than our originated loans due to loan discount, accretable yield and the accretion of the FDIC indemnification asset, is paid down, we expect downward pressure on our income to the extent that the runoff is not replaced with other high-yielding loans. For example, the yield on the covered loans of our acquired loan portfolio for the nine months ended September 30, 2011 was 10.33% while the yield on our originated loans for the same period ranged from approximately 4% to 6% depending on loan type and characteristics. As a result of the foregoing, if we are unable to replace loans in our existing portfolio with comparable high-yielding loans, we could be materially and adversely affected.

Because we intend to make acquisitions that involve distressed assets, we may not be able to realize the value we predict from these assets or make sufficient provision for future losses in the value of, or accurately estimate the future writedowns to be taken in respect of, these assets.

Delinquencies and losses in the loan portfolios and other assets we acquire may exceed our initial forecasts developed during our due diligence investigation prior to their acquisition and, thus, produce lower risk-adjusted returns than we believed our purchase price supported. Furthermore, our due diligence investigation may not reveal all material issues. The diligence process in FDIC-assisted transactions is also expedited due to the short acquisition timeline that is typical for these transactions. If, during the diligence process, we fail to identify all relevant issues related to an acquisition, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in significant losses. Any of these events could materially and adversely affect us. Current economic conditions have created an uncertain environment with respect to asset valuations and there is no certainty that we will be able to sell assets or institutions after we acquire them if we determine it would be in our best interests to do so. In addition, currently there is limited or no liquidity for certain asset classes we hold, including commercial real estate and construction and development loans.

The success of future transactions will depend on our ability to successfully combine the target financial institution’s banking franchises with our existing banking business and, if we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected.

The success of future transactions will depend, in part, on our ability to successfully combine the target financial institution’s banking franchises with our existing banking business. As with any acquisition involving financial institutions, there may be business disruptions that result in the loss of customers or cause customers to remove their accounts and move their business to competing financial institutions. It is possible that the integration process could result in additional expenses, the disruption of ongoing business and inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees and to achieve the anticipated benefits of the acquisition. Integration efforts, including integration of a target financial institution’s systems into our systems, may divert our management’s attention and resources, and we may be unable to develop, or experience prolonged delays in the development of, the systems necessary to operate our acquisitions, such as a financial reporting platform or a human resources reporting platform call center. If we experience difficulties with the integration process, the anticipated benefits of the particular acquisition may not be realized fully, or at all, or may take longer to realize than expected. Additionally, we may be unable to recognize synergies, operating efficiencies and/or expected benefits within expected timeframes and cost projections, or at all. We may also not be able to preserve the goodwill of an acquired financial institution.

Projected operating results for banking franchises to be acquired by us may be inaccurate and may vary significantly from actual results.

We will generally establish the pricing of transactions and the capital structure of banking franchises to be acquired by us on the basis of financial projections for such banking franchises. In general, projected operating results will be based on the judgment of our management team. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed and the projected results may vary significantly from actual results. General economic, political and market conditions can have a material adverse impact on the reliability of such projections. In the event that the projections made in connection with our acquisitions, or future projections with respect to new acquisitions, are not accurate, such inaccuracies could materially and adversely affect us.

Our officers and directors may have conflicts of interest in determining whether to present business opportunities to us or another entity for which they have fiduciary or contractual obligations.

Our officers and directors may become subject to fiduciary obligations in connection with their service on the boards of directors of other corporations. To the extent that our officers and directors become aware of acquisition opportunities that may be suitable for entities other than us to which they have fiduciary or contractual obligations, or they are presented with such opportunities in their capacities as fiduciaries to such entities, they may honor such obligations to such other entities. In addition, our officers and directors will not have any obligation to present us with any acquisition opportunity that does not fall within the parameters of our business (see “Business”). You should assume that to the extent any of our officers or directors becomes aware of an opportunity that may be suitable both for us and another entity to which such person has a fiduciary or contractual obligation to present such opportunity as set forth above, he or she may first give the opportunity to such other entity or entities and may give such opportunity to us only to the extent such other entity or entities reject or are unable to pursue such opportunity. In addition, you should assume that to the extent any of our officers or directors becomes aware of an acquisition opportunity that does not fall within the above parameters but that may otherwise be suitable for us, he or she may not present such opportunity to us. In general, officers and directors of a corporation incorporated under Delaware law are required to present business opportunities to a corporation if the corporation could financially undertake the opportunity, the opportunity is within the corporation’s line of business and it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Risks Relating to the Regulation of Our Industry

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material adverse effect on our business.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the “Dodd-Frank Act”), which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are:

•	changes to regulatory capital requirements;

•	exclusion of hybrid securities, including trust preferred securities, issued on or after May 19, 2010 from tier 1 capital;

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creation of new government regulatory agencies (such as the Financial Stability Oversight Council, which will oversee systemic risk, and the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

•	potential limitations on federal preemption;

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees we earn;

•	changes in retail banking regulations, including potential limitations on certain fees we may charge; and

•	changes in regulation of consumer mortgage loan origination and risk retention.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been proposed by the applicable federal agencies. The provisions of the Dodd-Frank Act may have unintended effects, which will not be clear until implementation. The changes resulting from the Dodd-Frank Act could limit our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise materially and adversely affect us. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements could also materially and adversely affect us. Any changes in the laws or regulations or their interpretations could be materially adverse to investors in our Class A common stock. For a more detailed description of the Dodd-Frank Act, see “Supervision and Regulation—Changes in Laws, Regulations or Policies and the Dodd-Frank Act.”

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could materially and adversely affect us.

We are subject to extensive regulation, supervision, and legislation that govern almost all aspects of our operations. Intended to protect customers, depositors and the Deposit Insurance Fund (the “DIF”) these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that we can pay, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could materially and adversely affect us. Further, any new laws, rules and regulations could make compliance more difficult or expensive and also materially and adversely affect us.

We are subject to substantial regulatory limitations that limit the way in which we may operate our business.

Our bank subsidiary, Bank Midwest, is subject to specific requirements pursuant to the OCC Operating Agreement entered into in connection with our acquisition of Bank Midwest. The OCC Operating Agreement requires, among other things, that Bank Midwest maintain various financial and capital ratios and provide notice to, and obtain consent from, the OCC with respect to any additional failed bank acquisitions from the FDIC or the appointment of any new director or senior executive officer of Bank Midwest. Additionally, the OCC Operating Agreement prohibits Bank Midwest from paying a dividend to the Company until December 2013 and, once the prohibition period has elapsed, imposes other restrictions on Bank Midwest’s ability to pay dividends, including requiring prior approval from the OCC before any distribution is made. Also, the OCC Operating Agreement requires that Bank Midwest maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to 11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets.

Bank Midwest (and, with respect to certain provisions, the Company) is also subject to the FDIC Order issued in connection with the FDIC’s approval of our application for deposit insurance for Bank Midwest. The FDIC Order requires, among other things, that during the first three years following our acquisition of Bank Midwest, Bank Midwest must obtain the FDIC’s approval before implementing certain compensation plans, submit updated business plans and reports of material deviations from those plans to the FDIC and comply with the applicable requirements of the FDIC Policy Statement. Additionally, the FDIC Order requires that Bank Midwest maintain capital levels of at least a 10% tier 1 leverage ratio and a 10% tier 1 risk-based capital ratio until December 2013.

A failure by us or Bank Midwest to comply with the requirements of the OCC Operating Agreement or the FDIC Order, or the objection by the OCC or the FDIC to any materials or information submitted pursuant to the OCC Operating Agreement or the FDIC Order, could prevent us from executing our business strategy and materially and adversely affect us.

The FDIC’s restoration plan and the related increased assessment rate could materially and adversely affect us.

The FDIC insures deposits at FDIC-insured depository institutions, such as our subsidiary bank, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Market developments have significantly depleted the DIF of the FDIC and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the deposit insurance assessment rates and thus raised deposit insurance premiums for insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, there may need to be further special assessments or increases in deposit insurance premiums. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially and adversely affect us, including by reducing our profitability or limiting our ability to pursue certain business opportunities.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that the Company or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, we could be materially and adversely affected.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

The Federal Reserve may require us to commit capital resources to support our subsidiary bank.

As a matter of policy, the Federal Reserve, which examines us and our subsidiaries, expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under this requirement, we could be required to provide financial assistance to our subsidiary bank should our subsidiary bank experience financial distress.

A capital injection may be required at times when we do not have the resources to provide it and therefore we may be required to borrow the funds or raise additional equity capital from third parties. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its indebtedness. Any financing that must be done by the holding company in order to make the required capital injection may be difficult and expensive and may not be available on attractive terms, or at all, which likely would have a material adverse effect on us.

The short-term and long-term impact of the new regulatory capital standards and the forthcoming new capital rules U.S. banks is uncertain.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement to a strengthened set of capital requirements for internationally active banking organizations in the United States and around the world, known as Basel III. Basel III increases the requirements for minimum common equity, minimum tier 1 capital, and minimum total capital, to be phased in over time until fully phased in by January 1, 2019.

Various provisions of the Dodd-Frank Act increase the capital requirements of bank holding companies, such as the Company, and non-bank financial companies that are supervised by the Federal Reserve. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. In particular, bank holding companies, many of which have long relied on trust preferred securities as a component of their regulatory capital, will no longer be permitted to count trust preferred securities toward their tier 1 capital. While the Basel III changes and other regulatory capital requirements will likely result in generally higher regulatory capital standards, it is not known at this time how any new standards will ultimately be applied to us and our bank subsidiary.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements, and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (the “OFAC”). If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions (such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans), which could materially and adversely affect us. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

Risks Relating to Our Class A Common Stock

There is currently no market for our Class A common stock and an active, liquid market for our Class A common stock may not develop or be sustained, which likely would materially and adversely affect the market price of our Class A common stock.

Before this offering, there has been no established public market for our Class A common stock. We intend to apply to have our Class A common stock listed on the New York Stock Exchange, but our application may not be approved. Even if approved, an active, liquid trading market for our Class A common stock may not develop or be sustained following this offering, which likely would materially and adversely affect the market price of our Class A common stock. Stockholders also may not be able to sell their shares of our Class A common stock at the volume, prices and times desired.

The market price of our Class A common stock may be subject to substantial fluctuations and be highly volatile, which may make it difficult for stockholders to sell their shares of our Class A common stock at the volume, prices and times desired.

The market price of our Class A common stock may fluctuate substantially and be highly volatile, which may make it difficult for stockholders to sell their shares of our Class A common stock at the volume, prices and times desired. There are many factors that will impact the market price of our Class A common stock, including, without limitation:

•	general market conditions, including price levels and volume;

•	national, regional and local economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	our actual or projected financial condition, liquidity, results of operations, cash flows and capital levels;

•	changes in, or failure to meet, our publicly disclosed expectations as to our future financial and operating performance;

•

publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	market valuations, as well as the financial and operating performance and prospects, of similar companies;

•	future issuances or sales, or anticipated sales, of our common stock or other securities convertible into or exchangeable or exercisable for our common stock;

•	additions or departures of key personnel;

•	the availability, terms and deployment of capital;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	unanticipated regulatory or judicial proceedings, and related liabilities and costs;

•	the timely implementation of services and products by us and the acceptance of such services and products by customers;

•

our ability to continue to grow our business internally and through acquisitions and successful integration of new or acquired financial institutions, banking centers or other banking assets while controlling costs;

•	compliance with laws and regulatory requirements, including those of federal, state and local agencies;

•	our failure to satisfy the continuing listing requirements of the New York Stock Exchange;

•	our failure to comply with the Sarbanes-Oxley Act of 2002;

•	changes in accounting principles, policies and guidelines;

•	actual, potential or perceived accounting problems affecting us;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the financial services industry.

The stock markets in general have experienced substantial fluctuations and volatility that has often been unrelated to the operating performance and prospects of particular companies. These broad market movements may materially and adversely affect the market price of our Class A common stock. In the past, stockholders have sometimes instituted securities class action litigation against companies following significant declines in the market price of their securities. Any similar litigation against us could divert management’s attention and resources and materially and adversely affect us.

Our ability to pay dividends is subject to regulatory limitations and our bank subsidiary’s ability to pay dividends to us, which is also subject to regulatory limitations.

Prior to this offering, we have never paid cash dividends to holders of our common stock. Our ability to declare and pay dividends depends both on the ability of our bank subsidiary to pay dividends to us and on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. Because we are a separate legal entity from our bank subsidiary and we do not have significant operations of our own, any dividends paid by us to our common stockholders would have to be paid from funds at the holding company level that are legally available therefor. However, as a bank holding company, we are subject to general regulatory restrictions on the payment of cash dividends. Federal bank regulatory agencies have the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business, which depending on the financial condition and liquidity of the holding company at the time, could include the payment of dividends. Additionally, various federal and state statutory provisions limit the amount of dividends that our bank subsidiary can pay to us as its holding company without regulatory approval. Our bank subsidiary is currently prohibited by our OCC Operating Agreement from paying dividends to us until December 2013. Therefore, other than the net proceeds that we received or will receive, as the case may be, from the 2009 private offering and this offering and from any future financing at the holding company level, we do not have, and do not expect to have in the future, liquidity at the holding company level to pay dividends to our common stockholders. Finally, holders of our common stock are only entitled to receive such dividends as our board of directors may, in its unilateral discretion, declare out of funds legally available for such purpose based on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors.

You will incur immediate dilution as a result of this offering.

If you purchase our Class A common stock in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $         per share,

assuming an initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, representing the difference between such assumed initial public offering price and our pro forma net tangible book value per share of common stock as of September 30, 2011. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment. See “Dilution.”

The market price of our Class A common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our Class A common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by stockholders prior to such issuance.

Upon completion of this offering, we will have              outstanding shares of Class A common stock and              outstanding shares of Class B non-voting common stock. All of the              shares of Class A common stock sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us) will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) may be sold publicly only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining outstanding shares of our Class A common stock and our Class B non-voting common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. In addition, existing holders of 51,936,280 shares of our common stock (including 44,390,927 shares of Class A common stock and 7,545,353 shares of Class B non-voting common stock, as of September 30, 2011) are entitled to the benefits of a registration rights agreement that we entered into in connection with our 2009 private offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for more information regarding the rights of existing stockholders under the registration rights agreement. Certain of these holders also hold warrants to purchase up to 830,700 additional shares of Class A common stock or Class B non-voting common stock. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 5,750,000 million shares of Class A common stock issued or reserved for future issuance under the NBH Holdings Corp. 2009 Equity Incentive Plan. We may issue all of these shares without any action or approval by our stockholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Future issuances of debt securities, which would rank senior to our Class A common stock upon our liquidation, and future issuances of equity securities, which would dilute the holdings of our existing Class A common stockholders and may be senior to our Class A common stock for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our Class A common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before Class A common stockholders. If we incur debt in the future, our future interest costs could increase, and adversely affect our liquidity, cash flows and results of operations.

We are not required to offer any additional equity securities to existing Class A common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, will dilute the holdings of our existing Class A common stockholders and such issuances or the perception of such issuances may reduce the market price of our Class A common stock. Our preferred stock, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to Class A common stockholders. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, Class A common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our Class A common stock.

Provisions in our certificate of incorporation may inhibit a takeover of us, which could discourage transactions that would otherwise be in the best interests of our stockholders and could entrench management.

Our certificate of incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include limits on the aggregate ownership of our outstanding shares of Class A common stock and the unilateral ability of the board of directors to designate the terms of and issue new series of preferred stock, which may make it more difficult to remove management and may discourage transactions that would otherwise be in the best interests of our stockholders, including those involving payment of a premium over the prevailing market price of our Class A common stock. See “Description of Capital Stock—Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

Certain provisions of our loss sharing agreements may have anti-takeover effects and could limit our ability and the ability of our stockholders to engage in certain transactions.

The loss sharing agreements we entered into with the FDIC in connection with the Hillcrest Bank and Community Banks of Colorado acquisitions require that we receive prior FDIC consent, which may be withheld by the FDIC in its sole discretion, prior to us or our stockholders engaging in certain transactions, including those that would otherwise be in their best interests. If any such transaction is completed without prior FDIC consent, the FDIC would have the right to discontinue the loss sharing arrangement with us.

Among other things, prior FDIC consent is required for (1) a merger or consolidation of us with or into another company if our stockholders will own less than 66.66% of the combined company, or of our bank subsidiary with or into another company, if we will own less than 66.66% of the combined company, (2) the sale of all or substantially all of the assets of our bank subsidiary and (3) a sale of shares by a stockholder, or a group of related stockholders, that will effect a change in control of our bank subsidiary, as determined by the FDIC with reference to the standards set forth in the Change in Bank Control Act of 1978, as amended (the “Change in Bank Control Act”) (generally, the acquisition of between 10% and 25% of our voting securities where the presumption of control is not rebutted, or the acquisition by any person, acting directly or indirectly or through or in concert with one or more persons, of more than 25% of our voting securities). If we or any stockholder desired to enter into any such transaction, the FDIC may not grant its consent in a timely manner, without conditions, or at all. If one of these transactions were to occur without prior FDIC consent and the FDIC withdrew its loss share arrangement with us, we could be materially and adversely affected.

Our certificate of incorporation contains provisions renouncing our interest and expectancy in certain corporate opportunities.

We have renounced, in our certificate of incorporation, any interest or expectancy in any acquisition opportunities that our officers or directors become aware of and which may be suitable for other entities to which our officers or directors have a fiduciary or contractual obligation or which were presented to them in their capacity as fiduciaries of such other entities. This would apply even if the acquisition opportunity is in the same or similar line of business in which we operate. These potential conflicts of interest could have a material adverse effect on us.

Stockholders may be deemed to be acting in concert or otherwise in control of us and our bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

We are a bank holding company regulated by the Federal Reserve. Any entity (including a “group” composed of natural persons) owning 25% or more of a class of our outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHCA”). In addition, (1) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of a class of our outstanding shares of voting stock, and (2) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding shares of voting stock. Any stockholder that is deemed to “control” the Company for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of “control” of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

Our common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each stockholder obtaining control that is a “company” would be required to register as a bank holding company. “Acting in concert” generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the stockholders are commonly controlled or managed; (ii) the stockholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the stockholders each own stock in a bank and are also management officials, controlling stockholders, partners or trustees of another company; or (iv) both a stockholder and a controlling stockholder, partner, trustee or management official of such stockholder own equity in the bank or bank holding company.

We and certain of our stockholders are required to comply with the applicable provisions of the FDIC Policy Statement, including a prohibition on sales or transfers of our securities by each such stockholder until three years from such stockholder’s acquisition of shares of common stock (except in the case of certain mutual fund holders) without prior FDIC approval.

As the agency responsible for resolving the failure of banks, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC adopted the FDIC Policy Statement in August 2009 and issued related guidance in January and April 2010. The FDIC Policy Statement imposes restrictions and requirements on certain institutions—including us and our bank subsidiary—and their investors. Unless we, together with a group of investors holding an aggregate of at least 30% of our common stock, along with all investors holding more than 5% of our total voting power, are then in compliance with the FDIC Policy Statement, the FDIC may not permit us to bid on failed institutions.

The FDIC Policy Statement imposes the following restrictions and requirements, among others. First, our bank subsidiary is required to maintain capital levels of at least a 10% tier 1 leverage ratio and a 10% tier 1 risk-based capital ratio until December 2013. This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, our bank subsidiary is prohibited from extending credit to its investors and to affiliates of its investors. Fourth, investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions (which the FDIC has interpreted to apply to a wide range of non-U.S. jurisdictions). Fifth, investors are prohibited from selling or otherwise transferring shares of our common stock that they own for a three-year period following the time of certain acquisitions of failed institutions by us without FDIC approval. The transfer restrictions in the FDIC

Policy Statement do not apply to open-ended investment companies that are registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), issue redeemable securities and allow investors to redeem on demand. Sixth, investors may not employ complex and functionally opaque ownership structures to own a beneficial interest in our bank subsidiary. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that institution in a FDIC auction. Eighth, investors may be required to provide information to the FDIC regarding the investors and all entities in their ownership chains, such as information with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models. Ninth, the FDIC Policy Statement does not replace or substitute for otherwise applicable regulations or statutes.

The FDIC Policy Statement applies to any of our stockholders, including purchasers of our Class A common stock in this offering, who hold more than 5% of our total voting power.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “would,” “should,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. These statements are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties. Our actual results could differ materially from those expressed in or contemplated by such forward-looking statements as a result of a variety of factors, some of which are more fully described under the caption “Risk Factors” and elsewhere in this prospectus.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of such forward-looking statements should not be regarded as a representation by us, the selling stockholders, the underwriters or any other person that the results expressed in or contemplated by such forward-looking statements will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, liquidity, results of operations, business strategy and growth prospects. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed in or contemplated by the forward looking statements, including, but not limited to:

•	ability to execute our business strategy;

•	changes in the regulatory environment, including changes in regulation that affect the fees that we charge;

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	our ability to identify potential candidates for, and consummate, acquisitions of banking franchises on attractive terms, or at all;

•

our ability to integrate acquisitions and to achieve synergies, operating efficiencies and/or other expected benefits within expected time-frames, or at all, or within expected cost projections, and to preserve the goodwill of acquired banking franchises;

•	our ability to achieve organic loan and deposit growth and the composition of such growth;

•	business and economic conditions generally and in the financial services industry;

•	increased competition in the financial services industry, nationally, regionally or locally, resulting in, among other things, credit quality deterioration;

•	changes in the economy or supply-demand imbalances affecting local real estate values;

•	volatility and direction of market interest rates;

•	effects of any changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve;

•	governmental legislation and regulation, including changes in accounting regulation or standards;

•	failure of politicians to reach consensus on a bipartisan basis;

•	acts of war or terrorism, natural disasters such as tornadoes, flooding, hail storms and damaging winds, earthquakes, hurricanes or fires, or the effects of pandemic flu;

•	the timely development and acceptance of new products and services and perceived overall value of these products and services by users;

•	changes in the Company’s management personnel;

•	continued consolidation in the financial services industry;

•	ability to maintain or increase market share;

•	implement and/or improve operational management and other internal risk controls and processes and our reporting system and procedures;

•	a weakening of the economy which could materially impact credit quality trends and the ability to generate loans;

•	the impact of current economic conditions and the Company’s results of operations on its ability to borrow additional funds to meet its liquidity needs;

•	fluctuations in face value of investment securities due to market conditions;

•	changes in fiscal, monetary and related policies of the U.S. federal government, its agencies and government sponsored entities;

•	inability to receive dividends from our subsidiary bank and to service debt and satisfy obligations as they become due;

•

costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews;

•	changes in estimates of future loan reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	changes in capital classification;

•	impact of reputational risk on such matters as business generation and retention; and

•	the Company’s success at managing the risks involved in the foregoing items.

All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements as qualified in its entirety by reference to the matters discussed elsewhere in this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be approximately $        , or approximately $         if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, assuming an initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock would increase (decrease) the net proceeds to us of this offering by $        , or $         if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses.

We intend to use our net proceeds from this offering for general corporate purposes, including the acquisition of depository institutions through traditional unassisted and FDIC-assisted bank acquisitions, as well as through selective acquisitions of banking franchises and other complementary businesses that are consistent with our growth strategy. We will temporarily invest any of the proceeds we do not use immediately upon receipt in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities or U.S. government securities.

We will not receive any proceeds from the sale of shares of our Class A common stock in this offering by our selling stockholders.

DIVIDEND POLICY

From our inception date, we have not paid cash dividends to holders of our common stock. As a bank holding company, any dividends paid to us by Bank Midwest, our bank subsidiary, are subject to various federal and state regulatory limitations and also subject to the ability of our bank subsidiary to pay dividends to us. Currently, Bank Midwest is prohibited by our OCC Operating Agreement from paying dividends to us until December 2013, and, therefore, any dividends to our common stockholders would have to be paid from funds legally available therefor at the holding company level. In addition, in the future we may enter into credit agreements or other borrowing arrangements that restrict our ability to declare or pay cash dividends. Any determination to pay cash dividends in the future will be at the unilateral discretion of our board of directors and will depend on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2011 on an actual basis and on an as adjusted basis to give effect to our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses.

This table should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed and the related notes thereto appearing elsewhere in this prospectus.

	At September 30, 2011
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands, except share and per share data)
Cash and cash equivalents	$1,406,667	$
Long-term debt	—
Stockholders’ equity:
Preferred stock $0.01 par value per share: 50,000,000 shares authorized, no shares issued and out-standing, actual; 50,000,000 shares authorized, no shares issued and outstanding, as adjusted	—
Common stock, $0.01 par value per share: 200,000,000 shares of Class A common stock authorized, 44,390,927 shares of Class A common stock issued and outstanding, actual, shares of Class A common stock issued and outstanding, as adjusted; and 200,000,000 shares of Class B non-voting common stock authorized, 7,545,353 shares of Class B non-voting common stock issued and outstanding, actual, shares of Class B non-voting common stock issued and outstanding, as adjusted (1)	520
Additional Paid-in capital	997,109
Retained earnings	49,445
Accumulated other comprehensive income	52,902

Total stockholders’ equity	1,099,976

Total capitalization	1,099,976

(1)	Based on 44,390,927 shares of Class A common stock and 7,545,353 shares of Class B non-voting common stock issued and outstanding as of September 30, 2011 and excludes an aggregate of up to shares of Class A common stock comprised of:

•	up to shares of Class A common stock which may be issued by us upon exercise in full of the underwriters’ option to purchase additional shares of our Class A common stock;

•	1,299,168 shares of restricted Class A common stock issued but not yet vested under the NBH Holdings Corp. 2009 Equity Incentive Plan;

•	830,700 shares of Class A common stock or Class B non-voting common stock issuable upon exercise of outstanding warrants with an exercise price of $20.00 per share;

•	shares of Class A common stock issuable upon exercise of outstanding value appreciation instruments issued to the FDIC at a weighted average exercise price of $18.44 per share, assuming (1) the

FDIC exercises its right to receive payment in full in shares of Class A common stock, and (2) an initial public offering price of $             per share of Class A common stock, which is the midpoint of the offering price range set forth on the cover page of this prospectus;

•

2,647,332 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $20.00 per share, of which no shares were vested as of September 30, 2011; and

•

1,803,500 shares of Class A common stock reserved for future issuance under the NBH Holdings Corp. 2009 Equity Incentive Plan (excluding the 2,647,332 issuable upon exercise of outstanding stock options as noted above).

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of Class A common stock in this offering exceeds the net tangible book value per share of our Class A and Class B common stock following this offering. As of September 30, 2011, our net tangible book value was approximately $1.0 billion, or $19.60 per share of common stock based on 51,936,280 shares of common stock issued and outstanding (including 44,390,927 shares of Class A common stock and 7,545,353 shares of Class B non-voting common stock). Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of shares of our Class A common stock outstanding and Class B non-voting common stock.

Our net tangible book value, as of September 30, 2011 would have been approximately $        , or $         per share of common stock based on             shares of common stock issued and outstanding (including shares of Class A common stock and             shares of Class B non-voting common stock), after giving effect to the sale by us of             shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us.

This represents an immediate increase in the net tangible book value of $         per share to existing stockholders and an immediate dilution in the net tangible book value of $         per share to the new investors who purchase our Class A common stock in this offering. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2011	$19.60
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock would increase (decrease) our net tangible book value as of September 30, 2011 by approximately $         million, or approximately $         per share, and the pro forma dilution per share to new investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us. The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover page of this prospectus. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $         per share of Class A common stock, would increase (decrease) our net tangible book value as of September 30, 2011 by approximately $         million, or approximately $         per share, and the pro forma dilution per share to new investors in this offering by approximately $         per share, assuming the assumed initial public offering price per share of $         per share, the midpoint of the offering price range set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses. Similarly, a decrease of 1.0 million shares in the number of shares of Class A common stock offered by us, together with a $1.00 decrease in the assumed public offering price of $         per share, would result in our net tangible book value, as of September 30, 2011, of approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering would be $         per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full in this offering, our net tangible book value at September 30, 2011 would be $         million, or $         per share, representing an immediate increase in the net tangible book value of $         per share to existing stockholders and an immediate dilution in the net tangible book value of $         per share to the new investors who purchase our Class A common stock in this offering.

The following table summarizes, as of September 30, 2011, the difference between existing stockholders and new investors with respect to the number of shares of Class A common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the assumed initial public offering price of $         per share, the midpoint of the offering price range set forth in the cover of this prospectus, before deducting estimated underwriting discounts and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%			%	$
New investors			%			%	$

Total		100.0%			100.0%		$

The above discussion and tables include 44,390,927 shares of Class A common stock and 7,545,353 shares of Class B non-voting common stock issued and outstanding as of September 30, 2011, and exclude 1,299,168 shares of restricted Class A common stock issued but not yet vested under the NBH Holdings Corp. 2009 Equity Incentive Plan, 830,700 shares of Class A common stock or Class B non-voting common stock issuable upon exercise of outstanding warrants issued to certain investors (as described more fully under “Description of Capital Stock—Common Stock—Warrants”),              shares of Class A common stock issuable upon exercise of outstanding value appreciation instruments issued to the FDIC (as described more fully under the heading “Description of Capital Stock—Common Stock—FDIC Value Appreciation Instrument”), 2,647,332 shares of Class A common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $20.00 per share, of which no shares of common stock were vested as of September 30, 2011, and 1,830,500 shares of Class A common stock reserved for future issuance under the NBH Holdings Corp. 2009 Equity Incentive Plan. To the extent any outstanding options are exercised, there will be further dilution to new investors. To the extent all outstanding options had been exercised as of September 30, 2011, the net tangible book value per share after this offering would be $                 and total dilution per share to new investors would be $                .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary selected historical financial information as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009, as of and for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011. The summary selected historical consolidated financial information set forth below as of December 31, 2009 and for the period from June 16, 2009 (inception) to December 31, 2009 and as of and for the year ended December 31, 2010 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary selected historical consolidated financial information set forth below as of and for the nine months ended September 30, 2011 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which we believe include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of our consolidated financial position at such date and results of operations for this period.

Although we were incorporated on June 16, 2009, we did not have any substantive operations prior to the Hillcrest Bank acquisition on October 22, 2010. Our results of operations for the post-Hillcrest Bank acquisition periods are not comparable to our results of operations for the pre-Hillcrest Bank acquisition periods. Our results of operations for the post-Hillcrest Bank acquisition periods reflect, among other things, the acquisition method of accounting. In addition, we consummated the Bank Midwest acquisition on December 10, 2010, the Bank of Choice acquisition on July 22, 2011 and the Community Banks of Colorado acquisition on October 21, 2011. The Bank Midwest, Bank of Choice and Community Banks of Colorado acquisitions were significant acquisitions and were also accounted for using the acquisition method of accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited selected historical consolidated financial information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions, and the related notes thereto included elsewhere in this prospectus.

	September 30, 2011	December 31, 2010 (1)	December 31, 2009 (1)
Consolidated Balance Sheet Information (unaudited, $ in thousands):
Cash and cash equivalents	$1,406,667	$1,907,730	$1,099,288
Investment securities available for sale	2,011,539	1,254,595	—
Non-marketable equity securities	20,267	17,800	—
Loans receivable (2):
Covered under FDIC loss sharing agreements	538,144	703,573	—
Not covered under FDIC loss sharing agreements	1,059,722	865,297	—
Less: Allowance for loan losses	7,703	48	—

Loans receivable, net	1,590,163	1,568,822	—

FDIC indemnification asset	79,358	161,395	—
Other real estate owned	94,904	54,078	—
Goodwill and other intangible assets	81,827	79,715	—
Other assets	78,826	61,386	565

Total assets	5,363,551	5,105,521	1,099,853

Deposits	4,121,013	3,473,339	—
Other liabilities	142,562	638,423	2,357
Total liabilities	4,263,575	4,111,762	2,357

Total stockholders’ equity	1,099,976	993,759	1,097,496

Total liabilities and stockholders’ equity	$5,363,551	$5,105,521	$1,099,853

	For the Nine Months Ended September 30, 2011(1)	For the Twelve Months Ended December 31, 2010(1)	For the Period June 16, 2009 through December 31, 2009(1)
Consolidated Income Statement Information:
Interest income	$136,258	$21,422	$481
Interest expense	30,748	5,512	—

Net interest income	105,510	15,910	481
Provision for loan losses	16,446	88	—

Net interest income after provision for loan losses	89,064	15,822	481

Bargain purchase gain	63,204	37,778
Non-interest income	29,615	4,385	—
Non-interest expense	109,807	48,981	1,847

Income (loss) before income taxes	72,076	9,004	(1,366)

Provision (benefit) for income before taxes	27,148	2,953	168

Net income (loss)	$44,928	$6,051	$(1,534)

Share Information (3):
Earnings (loss) per share, basic	$0.87	$0.11	$(0.07)
Earnings (loss) per share, diluted	$0.86	$0.11	$(0.07)
Book value per share	$21.18	$19.13	$18.82
Tangible book value per share (4)	$19.60	$17.60	$18.82
Weighted average common shares outstanding, basic (5)	51,936,280	53,000,454	21,251,006
Weighted average common shares outstanding, diluted (5)	52,239,061	53,000,454	21,251,006
Common shares outstanding (5)	51,936,280	51,936,280	58,318,304

	As of and for the Nine Months Ended September 30, 2011	As of and for the Twelve Months Ended December 31, 2010 (1)	As of and for the period June 16, 2009 through December 31, 2009 (1)
Other Information (unaudited):
Financial ratios
Return on average assets (6)(7)	1.23%	0.60%	-0.33%
Adjusted return on average assets (6)(7)	0.42%	-0.53%	-0.33%
Return on average equity (6)	5.82%	0.61%	-0.33%
Adjusted return on average equity (6)(7)	1.97%	-0.53%	-0.33%
Net income to risk weighted assets (6)	3.74%	0.46%	NM
Adjusted pre-provision pre-tax net revenue to risk weighted assets (6)(7)	3.38%	-0.59%	NM
Interest earning assets to interest-bearing liabilities (end of period) (8)	132.45%	129.91%	N/A
Loans to deposits ratio (end of period) (2)	38.77%	45.17%	N/A
Non-interest bearing deposits to total deposits (end of period)	11.16%	9.39%	N/A
Yield on earning assets (8)	4.16%	1.64%	0.23%
Cost of interest bearing liabilities (8)	1.21%	1.65%	N/A
Interest rate spread (9)	2.95%	-0.01%	NM
Net interest margin (10)	3.22%	1.22%	N/A
Non-interest expense to average assets (6)	3.00%	4.89%	NM
Adjusted non-interest expense to average assets (6)	2.58%	2.80%	NM
Efficiency ratio (11)	55.37%	84.34%	NM
Adjusted efficiency ratio (6)(11)	69.99%	158.19%	NM
Asset quality ratios(2)(12)(13)
Non-performing loans to total loans	2.49%	0.95%	N/A
Covered non-performing loans to total non-performing loans	35.89%	97.12%	N/A
Non-performing assets to total assets	2.53%	1.35%	N/A
Covered non-performing assets to total non-performing assets	52.88%	99.38%	N/A
Allowance for loan losses to total loans	0.48%	0.00%	N/A
Allowance for loan losses to total non-covered loans	0.73%	0.01%	N/A
Allowance for loan losses to non-performing loans	19.40%	0.32%	N/A
Net charge-offs to average loans (6)	0.77%	0.01%	N/A
Capital ratios
Total stockholders’ equity to total assets	20.51%	19.46%	99.79%
Tangible common equity to tangible assets (4)	19.28%	18.19%	99.79%
Tier 1 leverage	18.44%	17.88%	N/A
Tier 1 risk-based capital	60.12%	69.57%	N/A
Total risk-based capital	60.61%	69.57%	N/A

(1)	The Company was incorporated on June 16, 2009, but neither the Company nor Bank Midwest had any substantive operations prior to the first acquisition on October 22, 2010. The period from June 16, 2009 to December 31, 2009 contained 200 days.
(2)	Total loans are net of unearned discounts and deferred fees and costs.

(3)	Per share information is calculated based on the aggregate number of our shares of Class A common stock, including 250,000 founders’ shares, and Class B non-voting common stock outstanding.
(4)	Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures. Tangible book value per share is computed as total stockholders’ equity less goodwill and other intangible assets, net, divided by the aggregate number of shares of Class A and Class B common stock outstanding at the balance sheet date. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. We believe that the most directly comparable GAAP financial measures are book value per share and total stockholders’ equity to total assets. See the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(5)	On March 11, 2010, we repurchased 6,382,024 shares of our Class A common stock in response to the FDIC’s issued guidance in the FDIC Policy Statement. More information on the FDIC Policy Statement is described under “Supervision and Regulation—FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.”
(6)	Ratio is annualized for the nine months ended September 30, 2011 and for the period from June 16, 2009 to December 31, 2009. See note 1 above.
(7)	“Adjusted” calculations exclude stock-based compensation expense and the impact of bargain purchase gains and expenses related thereto. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(8)	Interest-earning assets include assets that earn interest/accretion or dividends. Interest-earning assets as of December 31, 2010 exclude investment securities that were purchased (and therefore included in investment securities balances) but not settled as of the balance sheet date. Additionally, any market value adjustments on investment securities are excluded from interest-earning assets. Interest-bearing liabilities include liabilities that must be paid interest.
(9)	Interest rate spread represents the difference between the weighted average yield of interest-earning assets and the weighted average cost of interest-bearing liabilities.
(11)	The efficiency ratio represents non-interest expense as a percent of net interest income plus non-interest income.
(12)	Non-performing loans consist of non-accruing loans, loans 90 days or more past due and still accruing interest and restructured loans, but exclude loans accounted for under ASC Topic 310-30 in which the pool is still performing. These ratios may therefore not be comparable to similar ratios of our peers. For additional information on our treatment of loans acquired with deteriorated credit quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”
(13)	Non-performing assets include non-performing loans, OREO, and repossessed assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and with the other financial and statistical data presented in this prospectus, as well as the statements of assets acquired and liabilities assumed for each of our acquisitions. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that may cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and should be read herewith.

Readers are cautioned that meaningful comparability of current period financial information to prior periods is limited. Prior to the completion of the Hillcrest Bank acquisition on October 22, 2010, we had no banking operations and our activities were limited to corporate organization matters and due diligence. As a result, core operating results are limited to those of the three and nine months ended September 30, 2011, and a partial quarter during the three months ended December 31, 2010. Additionally, the comparability of data related to our acquisitions prior to the respective dates of acquisition is limited because, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, the assets acquired and liabilities assumed were recorded at fair value at their respective dates of acquisition and do not have a significant resemblance to the assets and liabilities of the predecessor banking franchises. The comparability of pre-acquisition data is compromised not only by the fair value accounting applied, but also by the FDIC loss-sharing agreements in place that cover a variable percentage of losses on a material portion of the losses incurred on certain assets acquired in the Hillcrest Bank acquisition. In the Bank Midwest acquisition, only specific, performing loans were chosen for acquisition. Additionally, we acquired the assets of the Bank of Choice at a substantial discount from the FDIC. We received a considerable amount of cash during the settlement of these acquisitions, we paid off borrowings, and we contributed significant capital to each banking franchise we acquired. All of these actions materially changed the balance sheet composition, liquidity, and capital structure of the acquired banking franchises. Additionally, we have completed the Community Banks of Colorado acquisition subsequent to September 30, 2011, and, unless noted otherwise, this management’s discussion and analysis of financial condition and results of operations excludes the impacts of that acquisition. We believe that the impact of this acquisition to our financial condition and results of operations is, and will continue to be, significant, and the absence of this information limits the comparability to prior or future periods and the usefulness of the discussion herein.

Overview

NBH Holdings Corp. is a bank holding company that was incorporated in the State of Delaware in June 2009. In October 2009, we raised approximately $1.1 billion through a private offering of our common stock. We are executing a strategy to create long-term stockholder value through the acquisition and operation of community banking franchises and other complementary businesses in our targeted markets. We believe these markets exhibit attractive demographic attributes, are home to a substantial number of troubled financial institutions and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our emphasis is on creating meaningful market share with strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns.

We believe we have a disciplined approach to acquisitions, both in terms of the selection of targets and the structuring of transactions, which has been exhibited by our four acquisitions to date. As of September 30, 2011, after giving effect to the Community Banks of Colorado acquisition on October 21, 2011, we had approximately $6.6 billion in assets, $5.3 billion in deposits and $1.1 billion in stockholders’ equity. We currently operate a network of 103 full-service banking centers, with the majority of those banking centers located in the greater Kansas City region and Colorado. We believe that our established presence positions us well for growth opportunities in our current and complementary markets.

Our strategic plan is to become a leading regional bank holding company through selective acquisitions, including distressed and undercapitalized banking institutions that have stable core franchises and significant local market share as well as other complementary businesses, while structuring the transactions to limit risk. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. Additionally, our acquisition strategy is to identify markets that are relatively unconsolidated, establish a meaningful presence within those markets, and take advantage of the operational efficiencies and enhanced market position. Our focus is on building strong banking relationships with small-and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns.

Through our acquisitions, we have established a solid core banking franchise with operations in the greater Kansas City region and in Colorado, with a sizable presence for deposit gathering and customer relationship building necessary for growth.

Operating Highlights and Key Challenges

Prior to completion of the Hillcrest Bank acquisition on October 22, 2010, we had no banking operations and our activities were limited to corporate organization matters and acquisition due diligence. The nine months ended September 30, 2011 mark our first three full quarters with banking operations and include the results of operations of Hillcrest Bank, Bank Midwest and a partial quarter with Bank of Choice (three of our four acquisitions to date). These operations resulted in the following highlights as of and for the nine months ended September 30, 2011:

Attractive risk profile.

•	As of September 30, 2011, 94% of our total loans (by dollar amount) were acquired loans and all of those loans were recorded at their estimated fair value at the time of acquisition.

•	As of September 30, 2011, 33.7%, or $538.1 million, of our total loans (by dollar amount) were covered by loss sharing agreements with the FDIC.

Strong capital position.

•	As of September 30, 2011, our tier 1 leverage ratio was 18.4% and our tier 1 risk-based capital ratio was 60.6%.

•	As of September 30, 2011, after giving effect to our acquisition of Community Banks of Colorado in October 2011, we had approximately $210 million of capital available to deploy.

Core-deposit funded balance sheet.

•	As of September 30, 2011, total deposits made up 97% of our total liabilities.

•	As of September 30, 2011, we did not have any brokered deposits.

Attractive risk-adjusted returns and revenue streams.

•	For the three and nine months ended September 30, 2011, our adjusted pre-tax pre-provision net revenue was 2.53% and 3.38%, respectively, of total risk weighted assets.

•	For the three months ended September 30, 2011, the average annual yield on our loan portfolio was 8.10% per annum.

•

Cost of deposits declined 18 basis points during the third quarter of 2011 and 16 basis points during the second quarter of 2011 due to our emphasis on core deposits and our new consumer banking strategy that focuses on lower cost core deposits.

•	Adjusted non-interest expense to average assets was 2.96% and 2.58% for the three and nine months ended September 30, 2011, respectively (for reconciliation, see “—About Non-GAAP Financial Measures”).

During the first quarter of 2011, we completed the deployment of much of the cash received in our Hillcrest Bank and Bank Midwest acquisitions into our investment securities portfolio and, as a result, our investment portfolio as of September 30, 2011 comprised a larger portion of our balance sheet than our loan portfolio. We expect that continued steady resolution of troubled assets, coupled with loan payoffs, will offset loan originations in the near-term. As a result, we expect that our investment securities portfolio will continue to be one of the largest components of our balance sheet.

In the first three quarters of 2011, we worked actively to grow our banking franchise and implement consistent lending policies and a technology infrastructure designed to support our acquisition strategy, provide for future growth and achieve operational efficiencies. This included the implementation of a scalable data processing and operating platform and hiring key personnel to execute our relationship banking strategy.

Key Challenges

There are a number of significant challenges confronting us and our industry. Economic conditions remain guarded and increasing bank regulation is adding costs and uncertainty to all U.S. banks. We face a variety of challenges in implementing our business strategy, including being a new entity, hiring talented people, the challenges of acquiring distressed franchises and rebuilding them, deploying our remaining capital on quality targets, low interest rates and low demand from high quality borrowers.

Broad economic conditions, including those in our core markets, remain strained and both commercial and residential real estate values remain under pressure, which may lead to further elevated levels of non-performing assets and continued deterioration in credit quality, ultimately having a negative impact on the quality of our loan portfolio. Loan balances declined during the first nine months of 2011 due both to repayment and resolution of existing loans and limited organic loan growth that resulted from curtailed real estate activities and economic recession. Additionally, the historically low interest rate environment limits the yields we are able to obtain on interest earning assets, including both new assets acquired as we grow and assets that replace existing, higher yielding assets covered by FDIC loss sharing agreements as they are paid down or mature. For example, our acquired loans, particularly our covered loans, produce higher yields than our originated loans due to the recognition of accretion of interest rate adjustments and accretable yield. As a result, we expect the yields on our loans to decline as our acquired loan portfolio pays down and we expect downward pressure on our income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans.

Increased regulation, such as the implementation of the Dodd-Frank Act or potential higher required capital ratios, could reduce our competitiveness as compared to other banks or lead to industry-wide decreases in profitability. While certain external factors are out of our control and may provide obstacles during the implementation of our business strategy, we believe we are prepared to deal with these challenges. We remain flexible, yet methodical, in our strategic decision making so that we can quickly respond to market changes and the inherent challenges and opportunities that accompany such changes.

Performance Overview

As a financial institution, we routinely evaluate and review our consolidated statements of financial condition and results of operations. We evaluate the levels, trends and mix of the statements of financial condition and statement of operations line items and compare those levels to our budgeted expectations, our peers, industry averages and trends. Due to our short operating history, comparisons to our prior historical performance are limited, but are used to the extent available.

Within our statements of financial condition, we specifically evaluate and manage the following:

Loan balances—We monitor our loan levels to evaluate loan originations, payoffs, and profitability. We forecast loan originations and payoffs within the overall loan portfolio, and we work to resolve problem loans and OREO in an expeditious manner. We track the runoff of our covered assets as well as the loan relationships that we have identified as “non-core” and put particular emphasis on the buildup of core relationships.

Asset quality—We monitor the asset quality of our loans and OREO through a variety of metrics, and we work to resolve problem assets in an efficient manner. Specifically, we monitor the resolution of problem loans through payoffs, pay downs and foreclosure activity. We marked all of our acquired assets to fair value at the date of acquisition, taking into account our estimation of credit quality. Additionally, the majority of the loans and all of the OREO acquired in the Hillcrest Bank acquisition are covered by loss sharing agreements with the FDIC. Therefore, our evaluation of traditional credit quality metrics and the allowance for loan losses (“ALL”) levels, especially when compared to industry averages or to other financial institutions, takes into account the fact that any credit quality deterioration that existed at the date of acquisition was considered in the original valuation of those assets on our balance sheet.

Many of the loans that we acquired in the Hillcrest Bank and Bank of Choice acquisitions showed signs of credit quality deterioration at the respective dates of acquisition. These loans are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. As described more fully below under “—Application of Critical Accounting Policies” and in note 2 in our audited consolidated financial statements for the year ended December 31, 2010, these loans may be considered performing, even though they may be contractually past due, if collection of the carrying value of such loans in our balance sheet is expected.

Deposit balances—We monitor our deposit levels by type, market and rate. Our loans are funded primarily through our deposit base, and we seek to optimize our deposit mix in order to provide a reliable, low-cost funding source.

Liquidity—We monitor liquidity based on policy limits and through projections of sources and uses of cash. In order to test the adequacy of our liquidity, we routinely perform various liquidity stress test scenarios that incorporate wholesale funding maturities, if any, certain deposit run-off rates and committed line of credit draws. We manage our liquidity primarily through our balance sheet mix and the interest rates that we offer on our loan and deposit products, coupled with contingency funding plans as necessary.

Capital—We monitor our capital levels, including evaluating the effects of potential acquisitions, to ensure continued compliance with regulatory requirements and with the operating agreements that we have with our regulators, which are described under “Supervision and Regulation”. We review our tier 1 leverage capital ratios, our tier 1 risk-based capital ratios and our total risk-based capital ratios on a quarterly basis.

Within our consolidated results of operations, we specifically evaluate the following:

Net interest income—Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. We generate interest income through interest and dividends on investment securities and interest-bearing bank deposits and loans. Our acquired loans produce higher yields than our originated loans due to the recognition of accretion of fair value adjustments and accretable yield, as is more fully described under “—Application of Critical Accounting Policies.” As a result, we expect downward pressure on our interest income to the extent that the runoff of our acquired loan portfolio is not replaced with comparable high-yielding loans. We incur interest expense on our interest-bearing deposits and repurchase agreements and would also incur interest expense on any future borrowings, including any debt assumed in acquisitions. We strive to maximize our interest income by acquiring and originating high-yielding loans and investing excess cash in investment securities. Furthermore, we seek to minimize our interest expense through low-cost funding sources, thereby maximizing our net interest income.

Provision for loan losses—The provision for loan losses includes the amount of expense that is required to maintain ALL at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date. Additionally, we incur a provision for loan losses on loans accounted for under ASC Topic 310-30 as a result of a decrease in the net present value of the expected cash flows during the periodic remeasurement of the cash flows associated with these loans. The determination of the amount of the provision for loan losses and the related ALL is complex and involves a high degree of judgment and subjectivity to maintain a level of ALL that is considered by management to be appropriate under GAAP.

Non-interest income—Non-interest income consists primarily of service charges, bank card fees, gains on sales of investment securities, and other non-interest income. Also included in non-interest income is FDIC loss-sharing income, which consists of accretion on our FDIC indemnification asset and reimbursement of costs related to the resolution of covered assets, offset by amortization on our clawback liability. For additional information on our clawback liability, see note 2 in our annual audited consolidated financial statements. Due to fluctuations in the accretion rates on the FDIC indemnification asset and the amortization of clawback liability and due to varying levels of expenses related to the resolution of covered assets, the FDIC loss-sharing income is not consistent on a period-to-period basis and, absent additional acquisitions with FDIC loss-sharing agreements, is expected to decline over time as covered assets are resolved.

Non-interest expense—The primary components of our non-interest expense are salaries and employee benefits, occupancy and equipment, professional fees and data processing and telecommunications. Any expenses related to the resolution of covered assets are also included in non-interest expense. These expenses are dependent on individual resolution circumstances and, as a result, are not consistent from period to period. We seek to manage our non-interest expense in order to maximize efficiencies.

Net income—We utilize traditional industry return ratios such as return on average assets, return on average equity and return on risk-weighted assets to measure and assess our returns in relation to our balance sheet profile.

In evaluating the financial statement line items described above, we evaluate and manage our performance based on key earnings indicators, balance sheet ratios, asset quality metrics and regulatory capital ratios, among others. The table below presents some of the primary performance indicators that we use to analyze our business on a regular basis for the three months ended September 30, 2011, June 30, 2011 and March 31, 2011 and for the nine months ended September 30, 2011.

Key Ratios (1)	As of and for the nine months ended September 30, 2011	As of and for the three months ended September 30, 2011	As of and for the three months ended June 30, 2011	As of and for the three months ended March 31, 2011
Return on average assets	1.23%	2.89%	0.15%	0.35%
Adjusted return on average assets (2)	0.42%	0.30%	0.40%	0.60%
Return on average equity	5.82%	14.26%	0.67%	1.66%
Adjusted return on average equity (2)	1.97%	1.46%	1.82%	2.83%
Return on risk weighted assets	3.74%	9.68%	0.49%	1.16%
Adjusted pre-provision pre-tax net revenue to risk weighted assets (2)	3.38%	2.53%	4.61%	4.09%
Interest-earning assets to interest-bearing liabilities (end of period) (3)	132.45%	132.45%	119.48%	123.66%
Loans to deposits ratio (end of period)	38.77%	38.77%	39.33%	41.20%
Non-interest bearing deposits to total deposits (end of period)	11.16%	11.16%	10.11%	8.94%
Yield on earning assets (3)	4.16%	4.15%	4.28%	3.99%
Cost of interest bearing liabilities (3)	1.21%	1.04%	1.23%	1.37%
Interest rate spread (4)	2.95%	3.11%	3.05%	2.62%
Net interest margin (5)	3.22%	3.35%	3.33%	2.92%
Non-interest expense to average assets	3.00%	3.45%	2.82%	2.66%
Adjusted non-interest expense to average assets (2)	2.58%	2.96%	2.44%	2.29%
Efficiency ratio (6)	55.37%	41.10%	73.54%	75.44%
Adjusted efficiency ratio (2)(6)	69.99%	79.61%	63.69%	64.93%

Asset Quality Data (7)(8)(9)
Non-performing loans to total loans	2.49%	2.49%	2.33%	2.53%
Covered non-performing loans to total non-performing loans	35.89%	35.89%	49.61%	42.83%
Non-performing assets to total assets	2.53%	2.53%	2.25%	1.81%
Covered non-performing assets to total non-performing assets	52.88%	52.88%	2.25%	1.81%
Allowance for loan losses to total loans	0.48%	0.48%	0.36%	0.18%
Allowance for loan losses to total non-covered loans	0.73%	0.73%	0.64%	0.31%
Allowance for loan losses to non-performing loans	19.40%	19.40%	15.61%	6.96%
Net charge-offs to average loans	0.77%	0.73%	0.64%	0.31%

Consolidated Capital Ratios
Tangible stockholders’ equity to total assets	20.51%	20.51%	22.32%	21.66%
Tangible common equity to tangible assets (10)	19.28%	19.28%	20.98%	20.29%
Tier 1 leverage	18.44%	18.44%	20.50%	19.84%
Tier 1 risk-based capital	60.12%	60.12%	66.70%	64.47%
Total risk-based capital	60.61%	60.61%	67.07%	64.67%

(1)	Ratio is annualized
(2)	“Adjusted” calculations exclude stock-based compensation expense, bargain purchase gains and related acquisition expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - About Non-GAAP Financial Measures” below.
(3)	Interest-earning assets include assets that earn interest/accretion or dividends. Interest-earning assets as of December 31, 2010 exclude investment securities that were purchased (and therefore included in investment securities balances) but not settled as of the balance sheet date. Additionally, any market value adjustments on investment securities are excluded from interest-earning assets. Interest-bearing liabilities include liabilities that must be paid interest.
(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income, including accretion income, as a percentage of average interest-earning assets.
(6)	The efficiency ratio represents non-interest expense as a percent of net interest income plus non-interest income.
(7)	Non-performing loans consist of non-accruing loans, loans 90 days or more past due and still accruing interest and restructured loans, but exclude any loans accounted for under ASC 310-30 in which the pool is still performing. These ratios may therefore not be comparable to similar ratios of our peers. For additional information on our treatment of loans acquired with deteriorated credit quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition.”
(8)	Non-performing assets include non-performing loans, OREO and other repossessed assets.
(9)	Total loans are net of unearned discounts and deferred fees and costs.
(10)	Tangible common equity to tangible assets is a non-GAAP financial measure. For purposes of computing tangible common equity to tangible assets, tangible common equity is calculated as common stockholders’ equity less goodwill and other intangible assets, net, and tangible assets is calculated as total assets less goodwill and other intangible assets, net. We believe that the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”

About Non-GAAP Financial Measures

Certain of the financial measures and ratios we present in this prospectus, including “tangible common equity,” “tangible book value,” “adjusted return on average assets,” “adjusted return on average equity,” “adjusted non-interest expense to average assets,” “adjusted efficiency ratio” and “adjusted pre-provision pre-tax net revenue to risk weighted assets” are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or “non-GAAP financial measures.” We consider the use of select non-GAAP financial measures and ratios to be useful for financial and operational decision making and are useful in evaluating period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenditures or assets that we believe are not indicative of our core business operating results. We believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our core performance and when planning, forecasting, analyzing and comparing past, present and future periods.

In our “adjusted” non-GAAP financial measures, we adjust for the gains on bargain purchases and the expenses incurred relating to the acquisitions to which the bargain purchases relate. During the three and nine months ended September 30, 2011, we realized a pre-tax bargain purchase gain of $63.2 million on our acquisition of the Bank of Choice and incurred directly related expenses of $0.8 million. Additionally, we adjust for the expense related to stock-based compensation. During the three and nine months ended September 30, 2011, this expense totaled $5.9 million and $14.5 million, respectively. We believe that it is appropriate to adjust for these items because these expenses do not fluctuate in the same manner, or for the same reasons, as do our other operating expenses or the comparable expenses of our peers.

The valuation methodologies employed in determining the fair value of net assets acquired in an acquisition compared to the fair value of consideration transferred (and the resulting bargain purchase gain or goodwill) can vary based on the assumptions used. Similarly, the valuation methodologies used to determine expense associated with stock-based compensation vary widely, as do the award types and the subjective assumptions used in those valuation methodologies. As a result, these differences in practice can have a material impact on our financial performance and that of our peers, and we believe that excluding bargain purchase gains and the expense associated with the related acquisitions and stock-based compensation from select financial measures provides greater transparency to management and investors and allows for meaningful comparisons between our core performance over different periods and the performance of our peers.

In connection with the formation of the Company, all members of the Board of Directors and executive management and other select members of management were granted equity awards that contain a variety of vesting requirements over the course of the next several years. These initial grants were related to the start-up of the Company, and we do not expect grants of such large quantities to be granted at any single time in the near future. As a result, once the vesting requirements of these awards have been satisfied, we expect that the related compensation expense will decrease substantially.

Additionally, we refer to “tangible book value” and “tangible book value per share,” both of which are considered non-GAAP financial measures. We believe that both of these measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP.

Our non-GAAP financial measures have a number of limitations relative to GAAP financial measures. First, certain non-GAAP financial measures exclude provisions for loan losses, income taxes, bargain purchase gains from acquisitions and certain related expenses and/or stock-based compensation expense, all of which significantly impact our financial statements. We expect that stock-based compensation expense will decrease starting in the fourth quarter of 2011; however, we do anticipate that it will continue to be a significant recurring expense for us. Second, stock-based compensation is an important part of our employee compensation and it impacts our performance. Also, the bargain purchase gains and expense items that we exclude in our adjustments are not necessarily consistent with the items that our peers may exclude from their results of operations and key financial measures and therefore may limit the comparability of similarly named financial measures and ratios. We compensate for these limitations by providing the equivalent GAAP measures whenever we present the non-GAAP financial measures and by including the following reconciliation of the impact of the components adjusted for in the non-GAAP financial measure so that both measures and the individual components may be considered when analyzing our performance.

Below is a reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures:

	As of and for the nine months ended September 30, 2011	As of and for the three months ended September 30, 2011	As of and for the three months ended June 30, 2011	As of and for the three months ended March 31, 2011	As of and for the twelve months ended December 31, 2010
Return on average assets	1.23%	2.89%	0.15%	0.35%	0.60%
Less: Bargain purchase gain, adjusted for tax effect (1)	-1.07%	-2.89%	0.00%	0.00%	-2.54%
Add: Impact of expenses related to bargain purchase gain, adjusted for tax effect (1)	0.01%	0.03%	0.00%	0.00%	0.29%
Add: Impact of stock-based compensation, adjusted for tax effect (1)	0.25%	0.27%	0.22%	0.23%	1.12%
Adjusted return on average assets	0.42%	0.30%	0.37%	0.58%	-0.53%
Return on average equity	5.82%	14.26%	0.67%	1.66%	0.61%
Less: Bargain purchase gain, adjusted for tax effect (1)	-5.08%	-14.29%	0.00%	0.00%	-2.55%
Add: Impact of expenses related to bargain purchase gain, adjusted for tax effect (1)	0.06%	0.17%	0.00%	0.00%	0.29%
Add: Impact of stock-based compensation, adjusted for tax effect (1)	1.17%	1.32%	1.02%	1.16%	1.12%
Adjusted return on average equity	1.97%	1.46%	1.69%	2.82%	-0.53%
Net income to risk weighted assets	3.74%	9.68%	0.49%	1.16%	0.46%
Add: Impact of provision (1)	1.37%	0.93%	2.54%	1.11%	0.01%
Add: Impact of income taxes (1)	2.26%	5.91%	0.33%	0.59%	0.23%
Less: Bargain purchase gain, adjusted for tax effect (1)	-5.26%	-15.62%	0.00%	0.00%	-2.89%
Add: Impact of expenses related to bargain purchase gain (1)	0.06%	0.19%	0.00%	0.00%	0.33%
Add: Impact of stock-based compensation (1)	1.21%	1.45%	1.25%	1.23%	1.27%
Adjusted pre-provision pre-tax net revenue (annualized) to risk weighted assets	3.38%	2.53%	4.61%	4.09%	-0.59%
Non-interest expense to average assets	3.00%	3.45%	2.82%	2.66%	4.89%
Less: Impact of expenses related to bargain purchase gain	-0.02%	-0.06%	0.00%	0.00%	-0.43%
Less: Impact of stock-based compensation	-0.40%	-0.43%	-0.38%	-0.37%	-1.66%
Adjusted non-interest expense to average assets	2.58%	2.96%	2.44%	2.29%	2.80%
Efficiency ratio	55.37%	41.10%	73.54%	75.44%	84.34%
Less: Bargain purchase gain	25.89%	51.63%	0.00%	0.00%	157.01%
Less: Impact of expenses related to bargain purchase gain	-0.56%	-1.50%	0.00%	0.00%	-21.31%
Less: Impact of stock-based compensation	-10.71%	-11.62%	-9.85%	-10.51%	-81.85%
Adjusted efficiency ratio	69.99%	79.61%	63.69%	64.93%	138.19%

	September 30, 2011	December 31, 2010	December 31, 2009
Book value calculations: (in thousands, except share and per share data)
Total stockholders’ equity	$1,099,976	$993,759	$1,097,496
Less: Goodwill and intangible assets	81,827	79,715	—

Tangible book value	$1,018,149	$914,044	$1,097,496
Common shares issued and outstanding	51,936,280	51,936,280	58,318,304
Tangible book value per share	$19.60	$17.60	$18.82

(1)	Tax adjustments are calculated at a rate equal to the effective tax rate incurred by the Company during each period.

Application of Critical Accounting Policies

We use accounting principles and methods that conform to GAAP and general banking practices. We are required to apply significant judgment and make material estimates in the preparation of our financial statements and with regard to various accounting, reporting and disclosure matters. Assumptions and estimates are required to apply these principles where actual measurement is not possible or practical. The most significant of these estimates relate to the fair value determination of assets acquired and liabilities assumed in business combinations and the application of acquisition accounting, the accounting for acquired loans and the related FDIC indemnification asset, the determination of the ALL, and the valuation of share-based compensation. These critical accounting policies and estimates are summarized below, and are further analyzed with other significant accounting policies in the “Summary of Significant Accounting Policies” in the notes to the audited consolidated financial statements for the year ended December 31, 2010.

Acquisition Accounting Application and the Valuation of Assets Acquired and Liabilities Assumed

We account for business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations. Assets acquired and liabilities assumed are measured and recorded at fair value at the date of acquisition, including any identifiable intangible assets. The initial fair values are determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements and Disclosures. If the fair value of net assets acquired exceeds the fair value of consideration paid, a bargain purchase gain is recognized at the date of acquisition. Conversely, if the consideration paid exceeds the fair value of the net assets acquired, goodwill is recognized at the acquisition date. The determination of fair value requires the use of estimates and significant judgment is required. Fair values are subject to refinement after the closing date of an acquisition as information relative to closing date fair values becomes available. Any change in the acquisition date fair value of assets acquired and liabilities assumed may materially affect our financial position, results of operations and liquidity.

Accounting for Acquired Loans and the Related FDIC Indemnification Asset

The loan portfolio is segregated into covered loans, which consist of loans acquired in the Hillcrest Bank transaction that are covered by FDIC loss-sharing agreements, and non-covered loans, which consist of originated and acquired loans that are not covered by loss-sharing agreements. The loan portfolio is segregated into these two categories due to their significantly different risk characteristics and due to the financial statement implications, which are summarized below. When necessary, we further segregate our loan portfolio into loans that are accounted for under ASC Topic 310-30, and those that are excluded from this accounting guidance.

The estimated fair values of acquired loans were based on a discounted cash flow methodology that considered various factors, including the type of loan or pool of loans with similar characteristics, and related collateral, classification status, fixed or variable interest rate, maturity and any prepayment terms of loan, whether or not the loan was amortizing, and a discount rate reflecting our assessment of risk inherent in the cash flow estimates. The determination of the fair value of loans, including covered loans, takes into account credit quality deterioration and probability of loss, and as a result, the related allowance for loan losses is not carried forward.

Certain loans that were acquired with deteriorated credit quality at the time of acquisition are accounted for in accordance with ASC Topic 310-30. These loans are grouped based on purpose and/or type of loan, which takes into account the sources of repayment and collateral, and are treated as pools. When loans exhibit evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all principal and interest payments in accordance with the terms of the loan agreement, the expected shortfall in the net present value of expected future cash flows, as compared to the contractual amount due, is recognized as a non-accretable discount. Any excess of the net present value of expected future cash flows over the acquisition date fair value is known as the accretable discount, or accretable yield, and through accretion, is recognized as interest income over the remaining life of each pool. Loans that meet the criteria for non-accrual of interest at the time of acquisition may be considered performing upon and subsequent to acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value of such loans is expected.

The expected future cash flows over the acquisition date fair value is periodically re-estimated utilizing the same cash flow methodology used at the time of acquisition and subsequent decreases to the expected future cash flows will generally result in a provision for loan losses charge to our consolidated statements of operations. Conversely, subsequent increases in the expected future cash flows result in a transfer from the non-accretable discount to the accretable yield, which is then accreted as a yield adjustment over the remaining life of the pool. These cash flow estimations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

Loans outside the scope of ASC Topic 310-30 are accounted for under ASC Topic 310, Receivables. Discounts created when the loans were recorded at their estimated fair values at acquisition are accreted over the remaining life of the loan as an adjustment to the related loan’s yield. Similar to uncovered and originated loans, the accrual of interest income on the covered loans that did not have deteriorated credit quality at the time of acquisition is discontinued when the collection of principal or interest, in whole or in part, is doubtful. Interest is not accrued on loans 90 days or more past due unless they are well secured and in the process of collection.

The fair value of covered loans and OREO does not include the estimated fair value of the expected reimbursement of cash flows from the FDIC for the losses on the covered loans and OREO, as those cash flows are measured and recorded separately in the FDIC indemnification asset, which represents the estimated fair value of expected reimbursements from the FDIC for expected losses on covered assets, subject to the loss thresholds and any contractual limitations in the loss-sharing agreements. Fair value is estimated using the net present value of projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC and the discount is accreted to income in connection with the expected speed of reimbursements. This accretion is included in FDIC loss sharing income in the consolidated statements of operations. The expected indemnification asset cash flows are re-estimated in conjunction with the periodic reestimation of cash flows on covered loans and covered OREO. Improvements in cash flow expectations on covered loans and covered OREO generally result in a related decline in the expected indemnification cash flows and are reflected prospectively as a yield adjustment on the indemnification asset. Declines in cash flow expectations on covered loans and covered OREO generally result in an increase in the net present value of the expected indemnification cash flows and are reflected as both FDIC loss sharing income and an increase to the indemnification asset. As indemnified assets are resolved, the indemnification asset is reduced by the amount owed by the FDIC and a corresponding claim receivable is recorded until cash is received from the FDIC.

Allowance for Loan Losses

The determination of ALL, which represents management’s estimate of probable losses inherent in the Company’s loan portfolio at the balance sheet date, including acquired and covered loans to the extent necessary, involves a high degree of judgment and complexity. The determination of the ALL takes into consideration, among other matters, the estimated fair value of the underlying collateral, economic conditions, particularly as such conditions relate to the market areas in which we operate, historical net loan losses and other factors that warrant recognition. Any change in these factors, or the rise of any other factors that we, or our regulators, may deem necessary to consider when estimating the ALL, may materially affect the ALL and provisions for loan losses. For further discussion of the ALL, see “—Financial Condition—Asset Quality” and “—Financial Condition—Allowance for Loan Losses” sections of this analysis and note 8 to our unaudited consolidated financial statements.

Share-based Compensation

We utilize a Black-Scholes option pricing model to measure the expense associated with stock option awards and a Monte Carlo simulation model to measure the expense associated with market-vesting portions of restricted shares. These models require inputs of highly subjective assumptions with regard to expected stock price volatility, forfeiture and dividend rates and option life. These subjective input assumptions materially affect the fair value estimates and the associated stock-based compensation expense.

One of the key inputs to the Black-Scholes option pricing model is expected volatility. As a private entity, volatility was estimated using the calculated value method, whereby the expected volatility was calculated based on 16 comparable companies that were publicly traded. Upon becoming a public entity, the Company will be subject to a change in accounting policy under the provisions of ASC 718 Compensation-Stock Compensation, whereby expected volatility of grants, modifications, repurchases or cancellations that occur subsequent to the company becoming a public entity will be calculated based on the Company’s own stock price volatility. Grants of stock-based awards that existed prior to the Company becoming a public entity will not be re-measured under the public-company provisions unless those grants are subsequently modified, repurchased, or cancelled. This change in accounting policy may have a material effect on the valuation of future grants of stock-based compensation. See note 16 to our audited consolidated financial statements for more information on stock-based compensation.

Acquisition Activity

An integral component of our growth strategy has been to capitalize on market opportunities and acquire banking franchises. We considered numerous factors and evaluated various geographic areas when we were assessing potential acquisition targets. Our primary focus was on markets that we believe are characterized by: (i) attractive demographics with household income and population growth above the national average; (ii) concentration of business activity; (iii) high quality deposit bases; (iv) an advantageous competitive landscape that provides opportunity to achieve meaningful market presence; (v) a significant number of troubled banking institutions; (vi) lack of consolidation in the banking sector and corresponding opportunities for add-on transactions; and (vii) markets sizeable enough to support our long-term growth objectives. We structured our business strategy around these criteria because we believed they would provide the best long-term opportunities for growth.

With these criteria in mind, and consistent with our growth strategy, we completed two acquisitions during the fourth quarter of 2010 that established a foundation to build upon in the future. Through the acquisitions of Bank Midwest and Hillcrest Bank, we have formed the sixth largest depository institution in the Kansas City MSA with a 5.2% deposit market share as of June 30, 2011, according to SNL Financial. Through our acquisition of Hillcrest Bank from the FDIC, we acquired and now operate 9 full-service banking centers, along with 32 retirement center locations, which are predominantly in the greater Kansas City region, but also include one full-service banking center and six retirement centers in Colorado and two full-service banking centers and six retirement centers in Texas. We acquired approximately $1.3 billion in assets and approximately $1.2 billion in non-brokered deposits with a loss-sharing agreement that covers losses incurred on commercial loans, single family residential loans and OREO, and the FDIC made a cash contribution of approximately $183 million to us as part of the transaction. Through our Bank Midwest transaction, we acquired approximately $2.4 billion in assets and approximately $2.4 billion in non-brokered deposits, and now operate 39 full-service banking centers throughout Missouri and eastern Kansas.

In July, 2011, we expanded our footprint with the acquisition of the Bank of Choice. The acquisition of the Bank of Choice added 16 full-service banking centers in Colorado, including banking centers along the fast-growing Front Range of the Rocky Mountains. We acquired $952.2 million in assets and assumed $760.2 million of non-brokered deposits from Bank of Choice at a $171.7 million asset discount in a no loss-sharing structure from the FDIC. We believe this acquisition provided a significant presence in an attractive market with several potential add-on opportunities.

In October, 2011, we broadened our Colorado presence with the acquisition of the Community Banks of Colorado from the FDIC. Through this acquisition, we added 35 full-service banking centers in Colorado and 4 full-service banking centers in California, along with selected assets and selected liabilities of the former Community Banks of Colorado. We acquired approximately $1.2 billion in assets and approximately $1.2 billion in deposits from the Community Banks of Colorado at a discount of approximately $98 million with a loss sharing agreement that covers losses incurred on commercial loans and commercial OREO.

This acquisition, along with our Bank of Choice acquisition and our existing Colorado locations, provides us with 52 full service banking centers and 6 retirement centers in that state, ranking as the sixth largest depository institution in Colorado with a 2.2% deposit market share as of June 30, 2011, according to SNL Financial.

All of our acquisitions were accounted for under the acquisition method of accounting, and accordingly, all assets acquired and liabilities assumed were recorded at their respective acquisition date fair values. We recognized pre-tax gains on bargain purchases of $37.8 million and $63.2 million in our acquisitions of Hillcrest Bank and the Bank of Choice, respectively. The gains represent the amount by which the acquisition-date fair value of the identifiable net assets acquired exceeded the fair value of the consideration paid. Our Bank Midwest transaction resulted in $21.7 million of core deposit intangible assets and the consideration paid exceeded the fair value of all net assets acquired and, as a result, we recognized $52.4 million of goodwill at the date of acquisition. While we are still determining the initial fair values of the assets acquired and liabilities assumed in the Community Banks of Colorado acquisition, we expect that the Community Banks of Colorado acquisition will result in approximately $4.9 million of core deposit intangible assets and approximately $24.9 million of goodwill. Major categories of assets acquired and liabilities assumed at their recorded fair value as of their respective acquisition dates, as well as any applicable gain recorded on each transaction, are presented in the following table (in thousands):

	Community Banks of Colorado(1)	Bank of Choice	Bank Midwest	Hillcrest Bank
Assets Acquired:
Cash and cash equivalents	$250,160	$402,005	$1,369,737	$134,001
Investment securities, available for sale	11,360	134,369	55,360	235,255
Non-marketable investment securities	2,753	9,840	400	4,042
Loans	725,349	363,931	882,615	781,342
FDIC indemnification asset	149,527	—	—	159,706
Goodwill	24,892	—	52,442	—
Core deposit intangible assets	4,888	5,190	21,650	5,760
Other real estate owned	28,425	34,335	—	51,977
Premises and equipment	—	21	36,224	157
Accrued interest receivable	3,561	1,989	4,458	3,816
Other assets	18,042	507	3,520	689

Total assets	$1,218,957	$952,187	$2,426,406	$1,376,745

Liabilities assumed:
Deposits	$1,185,731	$760,227	$2,385,897	$1,234,013
Federal Home Loan Bank advances	16,546	117,148	—	83,894
Due to FDIC	—	2,526	—	12,200
Accrued interest payable	9,810	752	11,089	7,279
Other liabilities	6,870	8,330	29,420	1,581

Total liabilities	$1,218,957	$888,983	$2,426,406	$1,338,967

Gain on bargain purchase (before tax)	$—	$63,204	$—	$37,778

(1)	Community Banks of Colorado was acquired on October 21, 2011 and amounts shown are estimated fair value amounts that are subject to refinement until initial fair values can be determined.

In accordance with the application of the acquisition method of accounting, the fair value discounts on loans are being accreted over the lives of the loans as an adjustment to yield, with the exception of any non-accretable discount, as is described in our application of critical accounting policies. Additionally, as of September 30, 2011 97.6% of the loans and all of the OREO acquired in the Hillcrest Bank transaction are covered by FDIC loss-sharing agreements, and the majority of the commercial loans and commercial OREO in the Community Banks of Colorado transaction are covered by loss-sharing agreements with the FDIC, whereby we are to be reimbursed by the FDIC for a portion of the losses incurred as a result of the resolution and disposition of these problem assets. Both the application of the acquisition method of accounting and the loss-sharing agreements with the FDIC are discussed in more detail below and in the notes to the audited consolidated financial statements.

We are integrating and consolidating our acquisitions and have invested in our infrastructure and technology through the implementation of an efficient, industry-leading, scalable platform that we believe supports our risk management activities and our potential for significant future growth and new product offerings. We have centralized our operational functions in Kansas City, which has desirable cost and labor market characteristics. We have built enterprise-wide finance and risk management capabilities that we expect will afford efficiencies as we grow. We intend to continue our growth organically and through acquisitions, and in addition to broadening our greater Kansas City and Colorado footprints, we may also consider acquisitions in additional complementary markets through either FDIC-assisted or conservatively structured unassisted transactions to capitalize on market opportunities.

Financial Condition

Total assets at September 30, 2011 were $5.4 billion compared to $5.1 billion at December 31, 2010, an increase of $0.3 billion. The increase was primarily due to the acquisition of Bank of Choice, in which we acquired $952.2 million in assets at fair value on July 22, 2011. The increase from the acquisition was offset by the cash settlement of $564.1 million of pending investment security transactions during the first quarter of 2011 that were outstanding at December 31, 2010 as the Company invested a significant portion of the cash that was received in the Bank Midwest transaction. Accounting guidance required that the pending investment securities be recorded on the statement of financial condition in the investment securities line with a corresponding liability until the trades were settled. This resulted in a grossed-up balance sheet at December 31, 2010 as the cash settlement of $564.1 million of investment securities did not occur until January 2011. Other notable changes from December 31, 2010 to September 30, 2011 included an increase in investment securities of $759.4 million due to the further deployment of available cash and an $82.0 million decrease in our indemnification asset largely due to the receipt of $83.5 million from the FDIC in September, 2011 for the reimbursement of losses incurred on covered assets. The acquisition of Bank of Choice contributed $363.9 million of loans to our loan portfolio at the time of acquisition, September 30, 2011, total loans increased $29.0 million during the nine months ended September 30, 2011; however, excluding the effects of the acquisition of Bank of Choice, total loans decreased $282.0 million during the nine months ended September 30, 2011. The decrease was a result of the decline in covered loans of $165.4 million during the period as we worked out or foreclosed on troubled loans acquired in the Hillcrest Bank transaction, coupled with scheduled loan payoffs as a result of the relatively short-term maturity schedule of these loans. Non-covered loans increased $194.4 million during the nine months ended September 30, 2011 primarily due to the Bank of Choice acquisition. Total deposits increased $647.7 million, or 18.7% during the nine months ended September 30, 2011, due to our acquisition of Bank of Choice, which at September 30, 2011 contributed $712.3 million to our total deposits.

Investment Securities

As of September 30, 2011, the investment securities portfolio was comprised of securities available for sale. Total investment securities were $2.0 billion at September 30, 2011, compared to $1.3 billion at December 31,

2010, an increase of $0.7 billion, or 60%. This increase was primarily due to the investment of the cash received in our acquisitions into the investment securities portfolio. Our investment securities portfolio is summarized as follows for the periods indicated (in thousands):

	September 30, 2011				December 31, 2010
	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield	Amortized Cost	Fair Value	Percent of Portfolio	Weighted Average Yield
U.S. Treasury securities	$300	$300	0.01%	0.28%	$42,544	$42,548	3.39%	0.30%
U.S. Government sponsored agency obligations	—	—	0.00%	0.00%	500	500	0.04%	0.26%
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	1,243,226	1,299,459	64.60%	3.36%	1,023,812	1,034,703	82.47%	3.40%
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	661,213	690,620	34.33%	2.97%	178,098	176,425	14.06%	3.00%
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	20,133	20,741	1.03%	2.74%	—	—	0.00%	0.00%
Other securities	419	419	0.02%	0.00%	419	419	0.03%	0.00%

Total investment securities available for sale	$1,925,291	$2,011,539	100.00%	3.20%	$1,245,373	$1,254,595	100.00%	3.20%

Substantially the entire investment portfolio is backed by mortgages. The residential mortgage pass through securities portfolio is comprised of both fixed rate and adjustable rate Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”) and Government National Mortgage Association (“GNMA”) securities. The other mortgage backed securities are comprised of securities backed by FHLMC and GNMA securities.

Adjustable rate securities comprised 16.8% of the MBS portfolio and the remainder of the portfolio was comprised of fixed rate securities with 10 to 30 year maturities, with coupons of 3.00%, 3.50% or 4.00%.

At September 30, 2011, the fair value of the available for sale securities portfolio was $2.0 billion and included $52.9 million of net unrealized gains, net of tax. We do not believe that any of the securities with unrealized losses at September 30, 2011 or December 31, 2010 were other-than-temporarily-impaired.

The table below summarizes the contractual maturities of our available for sale investment portfolio (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$300	$300
Due after one year through five year	—	—
Due after five years through ten years	23,904	24,536
Due after ten years	1,900,668	1,986,284
Other securities	419	419

Total	$1,925,291	$2,011,539

The estimated weighted average life of the MBS portfolio as of September 30, 2011 was 3.66 years. This estimate is based on various assumptions, including prepayment speeds, and actual results may differ. The U.S. Treasury securities have contractual maturities of less than one year and our other securities have no contractual maturity.

Non-marketable equity securities

At September 30, 2011, and December 31, 2010, we held $16.8 million of Federal Reserve Bank stock and at September 30, 2011 and December 31, 2010 we also held $3.5 million and $1.0 million of Federal Home Loan Bank (“FHLB”) stock, respectively. We hold these securities in accordance with debt and regulatory requirements. These are restricted securities which lack a market and are therefore carried at cost.

Loans- Overview

Our loan portfolio at September 30, 2011 was comprised primarily of loans that were acquired in connection with the acquisitions of Hillcrest Bank and Bank Midwest in the fourth quarter of 2010 and our acquisition of Bank of Choice during the third quarter of 2011. The majority of the loans acquired in the Hillcrest Bank transaction are covered by loss sharing agreements with the FDIC, and we present covered loans separately from non-covered loans due to the FDIC loss sharing agreements and unique risk–mitigation attributes associated with these loans.

As discussed in note 2 to our audited consolidated financial statements, in accordance with applicable accounting guidance, all acquired loans are recorded at fair value at the date of acquisition, and an allowance for loan losses is not carried over with the loans but, rather, the fair value of the loans encompasses both credit quality and market considerations. Loans that exhibit signs of credit deterioration at the date of acquisition are accounted for in accordance with the provisions of ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. A significant portion of the loans acquired in the Hillcrest Bank and Bank of Choice transactions had deteriorated credit quality and are accounted for under ASC Topic 310-30. In our Bank Midwest transaction, we did not acquire all of the loans of the former Bank Midwest but, rather, selected certain loans based upon specific criteria of performance, adequacy of collateral, and loan type that were performing at the time of acquisition. As a result, none of the loans acquired in the Bank Midwest transaction are accounted for under ASC Topic 310-30.

Consistent with differences in the risk elements and accounting, the loan portfolio is presented in two categories: (i) loans covered by FDIC loss sharing agreements, or “covered loans,” and (ii) loans that are not covered by FDIC loss sharing agreements, or “non-covered loans.”

Covered loans comprised 33.7% of the total loan portfolio at September 30, 2011, compared to 44.8% at December 31, 2010. The table below shows the loan portfolio composition and the amounts of covered loans that showed signs of deteriorated credit quality at the date of acquisition, and therefore, are accounted for in accordance with ASC Topic 310-30 (dollars in thousands):

	September 30, 2011
	Covered Loans		Non-covered
	ASC 310-30	Non ASC 310-30	ASC 310-30	Non ASC 310-30	Total Loans	% of Total
Commercial	$51,882	$41,692	$37,022	$118,526	$249,122	15.6%
Commercial real estate	422,768	9,743	148,824	288,700	870,035	54.4%
Agriculture	—	—	14,703	53,224	67,927	4.3%
Residential real estate	9,833	2,226	73,715	294,452	380,226	23.8%
Consumer	—	—	3,931	26,625	30,556	1.9%

Total	$484,483	$53,661	$278,195	$781,527	$1,597,866	100.0%

	December 31, 2010
	Covered Loans		Non-covered
	ASC 310-30	Non ASC 310-30	ASC 310-30	Non ASC 310-30	Total Loans	% of Total
Commercial	$74,783	$53,650	$—	$127,570	$256,003	16.3%
Commercial real estate	548,097	13,515	—	365,932	927,544	59.1%
Agriculture	—	—	—	61,278	61,278	3.9%
Residential real estate	11,540	1,988	—	282,381	295,909	18.9%
Consumer	—	—	—	28,136	28,136	1.8%

Total	$634,420	$69,153	$—	$865,297	$1,568,870	100.0%

Commercial loans consist of loans made to finance business operations and secured by inventory or other business-related collateral such as accounts receivable or equipment. Commercial real estate loans include loans on 1-4 family construction properties, commercial properties such as office buildings, shopping centers, or free standing commercial properties, multi-family properties and raw land development loans. Agriculture loans include loans on farm equipment and farmland loans. Residential real estate loans include 1-4 family closed and open end loans, in both senior and junior collateral positions (both owner occupied and non-owner occupied). Consumer loans include both secured and unsecured loans to retail clients and overdrafts.

Our loan origination strategy involves lending primarily to customers within our markets; however, our acquired loans are to customers in various geographies. The table below shows the geographic breakout of our loan portfolio, based on the domicile of the borrower or, in the case of collateral-dependent loans, the geographic location of the collateral (in thousands):

	Loan balances	Percent of loan portfolio
Missouri	$562,392	35.2%
Colorado	324,670	20.3%
Texas	217,592	13.6%
Kansas	136,377	8.5%
Florida	80,820	5.1%
Other	276,015	17.3%

Total	$1,597,866	100.0%

Aside from the acquisition of the Bank of Choice and the loan balances it contributed to balances at September 30, 2011, loans in both the covered and non-covered loan portfolios have steadily declined during the first three quarters of 2011. We have an enterprise-level, dedicated special asset resolution team that is working to resolve problem loans in an expeditious manner. Acquired problem loans were marked to fair value at the time of acquisition; therefore, we have been able to resolve these assets without significant losses. Many of the loans that have run off do not conform to our business model of in-market, relationship oriented loans, further contributing to the loan balance declines. Additionally, the widespread economic uncertainty has limited organic loan growth.
Covered loans

In connection with the purchase and assumption agreement of Hillcrest Bank with the FDIC, we entered into loss sharing agreements with the FDIC whereby the FDIC will reimburse us for a portion of the losses incurred as a result of the resolution and disposition of the problem assets of Hillcrest Bank. The loss sharing agreements with the FDIC cover substantially all of loans acquired in the Hillcrest Bank transaction, including single family residential mortgage loans, commercial real estate, commercial and industrial loans, unfunded commitments, and OREO, which we collectively refer to as the “covered assets.” For purposes of the loss sharing agreements, the anticipated losses on the covered assets are grouped into two categories, commercial assets and single family assets, and each category has its own specific loss sharing agreement. The term for loss sharing on single family residential real estate loans is ten years, while the term for loss sharing on all other covered loans is five years. The loss sharing agreements cover losses on loans (and any acquired or resultant OREO) in the respective categories and have provisions through which we are required to be reimbursed for up to 90 days of accrued interest and direct expenses related to the resolution of these assets. Within the categories, there are three tranches of losses, each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $295,592	60%	1	Up to $4,618	60%
2	$295,593-405,293	0%	2	$4,619-8,191	30%
3	>$405,293	80%	3	>$8,191	80%

The reimbursable losses from the FDIC are based on the book value of the related covered assets as determined by the FDIC at the date of acquisition, and the FDIC’s book value does not necessarily correlate with our book value of the same assets. This difference is primarily because we recorded the loans at fair value at the date of acquisition in accordance with applicable accounting guidance. As of June 30, 2011 and September 30, 2011, we had incurred $139.2 million and $148.8 million, respectively, of losses on our covered assets, as measured by the FDIC’s book value, substantially all of which was related to the commercial assets. During the third quarter of 2011, we submitted a request for and received $83.5 million from the FDIC for loss sharing related to the $139.2 million of losses incurred through June 30, 2011. The fair value adjustments assigned to the related covered loans at the time of acquisition encompassed anticipated losses such as these, and as a result, our financial statement losses are mitigated and do not correspond to the losses reported for loss-sharing purposes. Subsequent to September 30, 2011, we submitted a request for $5.6 million of loss sharing reimbursements from the FDIC for the $9.7 million of losses incurred (as measured by the FDIC’s book value) during the three months ended September 30, 2011.

The status of covered assets and any incurred losses require extensive recordkeeping and documentation and are submitted to the FDIC on a monthly and quarterly basis. The loss claims filed are subject to review and approval, including extensive audits, by the FDIC or its assigned agents for compliance with the terms in our loss sharing agreements. In response to our submission of loss claims, we received a payment of $83.5 million (the amount we requested) from the FDIC during the third quarter of 2011, as reimbursement for the applicable loss sharing percentage of 60% on total losses incurred through June 30, 2011.

Often times, loans pay down prior to the maturity date, and we have focused on resolving the covered loans in an expeditious manner. The table below shows the contractual maturities of our covered loans for the dates indicated (in thousands):

	September 30, 2011
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial:
Commercial and industrial	$65,341	$21,460	$—	$86,801
Leases	—	6,773	—	6,773

Total commercial	65,341	28,233	—	93,574

Commercial real estate:
Commercial construction	80,993	18,392	—	99,385
Commercial real estate	70,376	67,201	—	137,577
Land and development	123,839	23,949	—	147,788
Multifamily	6,068	41,693	—	47,761

Total commercial real estate	281,276	151,235	—	432,511

Residential real estate:
Single family residential	9,864	1,722	473	12,059

Total residential real estate	9,864	1,722	473	12,059

Total covered loans	$356,481	$181,190	$473	$538,144

	December 31, 2010
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial:
Commercial and industrial	$60,298	$58,922	$—	$119,220
Leases	—	9,213	—	9,213

Total commercial	60,298	68,135	—	128,433

Commercial real estate:
Commercial construction	68,824	52,141	—	120,965
Commercial real estate	104,019	77,342	—	181,361
Land and development	168,288	41,834	—	210,122
Multifamily	2,247	46,917	—	49,164

Total commercial real estate	343,378	218,234	—	561,612

Residential real estate:
Single family residential	11,160	2,104	264	13,528

Total residential real estate	11,160	2,104	264	13,528

Total covered loans	$414,836	$288,473	$264	$703,573

The interest rate sensitivity of covered loans with maturities over one year is as follows at the dates indicated (in thousands):

	September 30, 2011
	Fixed	Variable	Total
Commercial:
Commercial and industrial	$2,082	$19,378	$21,460
Leases	6,773	—	6,773

Total commercial	8,855	19,378	28,233

Commercial real estate:
Commercial construction	17,722	670	18,392
Commercial real estate	30,048	37,153	67,201
Land and development	3,529	20,420	23,949
Multifamily	11,666	30,027	41,693

Total commercial real estate	62,965	88,270	151,235

Residential real estate:
Single family residential	1,805	390	2,195

Total residential real estate	1,805	390	2,195

Total covered loans	$73,625	$108,038	$181,663

	December 31, 2010
	Fixed	Variable	Total
Commercial:
Commercial and industrial	$13,761	$45,161	$58,922
Leases	9,213	—	9,213

Total commercial	22,974	45,161	68,135

Commercial real estate:
Commercial construction	8,507	43,634	52,141
Commercial real estate	36,123	41,219	77,342
Land and development	4,165	37,669	41,834
Multifamily	11,607	35,310	46,917

Total commercial real estate	60,402	157,832	218,234

Residential real estate:
Single family residential	680	1,688	2,368

Total residential real estate	680	1,688	2,368

Total covered loans	$84,056	$204,681	$288,737

For more information on how interest is accounted for on covered loans, please refer below under “—Accretable Yield” and to the notes to our audited consolidated financial statements. Note 6 to the unaudited consolidated interim financial statements provides additional information on our covered loans, including a breakout of past due status, credit quality indicators, and non-accrual status.

Non-covered loans

The tables below show the contractual maturities of our non-covered loans at the dates indicated (in thousands):

	September 30, 2011
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$54,260	$92,285	$8,876	$155,421
Commercial real estate	176,953	173,050	87,466	437,469
Agriculture	19,619	24,630	23,678	67,927
Residential real estate	56,776	66,901	245,122	368,799
Consumer	14,129	11,681	4,296	30,106

Total	$321,737	$368,547	$369,438	$1,059,722

	December 31, 2010
	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$24,607	$73,409	$29,554	$127,570
Commercial real estate	136,635	121,564	107,733	365,932
Agriculture	12,757	17,927	30,594	61,278
Residential real estate	8,250	41,699	232,432	282,381
Consumer	11,406	12,218	4,512	28,136

Total	$193,655	$266,817	$404,825	$865,297

The interest rate sensitivity of non-covered loans with maturities over one year is as follows at the dates indicated (in thousands):

	September 30, 2011
	Fixed Rate	Variable Rate	Total
Commercial	$46,783	$54,378	$101,161
Commercial real estate	106,957	153,559	260,516
Agriculture	21,583	26,725	48,308
Residential real estate	134,963	177,060	312,023
Consumer	12,873	3,104	15,977

Total	$323,159	$414,826	$737,985

	December 31, 2010
	Fixed Rate	Variable Rate	Total
Commercial	$57,161	$45,802	$102,963
Commercial real estate	96,250	133,047	229,297
Agriculture	17,020	31,501	48,521
Residential real estate	95,914	178,217	274,131
Consumer	13,710	3,020	16,730

Total	$280,055	$391,587	$671,642

Note 7 to the unaudited consolidated interim financial statements provides additional information on our non-covered loans, including a detailed breakout of loan categories, past due status, credit quality indicators, and non-accrual status.

Accretable Yield

The fair value adjustments assigned to loans that are accounted for under ASC Topic 310-30 are comprised of both an accretable yield and a non-accretable discount that are based on expected cash flows from the loans. The non-accretable discount represents the expected shortfall in future cash flows, from the contractual amount due in respect of each pool of such loans. Similar to the entire fair value adjustment for loans outside the scope of ASC Topic 310-30, the accretable yield is accreted into income over the life of the loans in the applicable pool.

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011	December 31, 2010
Contractual cash flows on covered loans	$769,278	$955,431
Contractual cash flows on non-covered loans	403,573	—
Non-accretable difference on covered loans	(221,899)	(246,682)
Non-accretable difference on non-covered loans	(95,187)	—
Accretable yield on covered loans	(62,896)	(74,329)
Accretable yield on non-covered loans	(30,191)	—

Total loans accounted for under ASC Topic 310-30	$762,678	$634,420

Loan pools accounted for under ASC Topic 310-30 are periodically remeasured to determine expected future cash flows. In this re-measurement process, large collateral-dependent, non-homogeneous commercial and consumer loans are individually assessed and small consumer homogeneous loans are assessed on a pooled basis. In determining the expected cash flows, prepayment assumptions on the smaller homogeneous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans were fixed or variable rate loans. Prepayments may be assumed on large individually assessed loans if circumstances specific to that loan warrant a prepayment assumption. No prepayments were presumed for small homogeneous commercial loans; however, prepayment assumptions are made that consider similar prepayment factors listed above for smaller homogeneous loans. Decreases to the expected future cash flows in the applicable pool will generally result in an immediate provision for loan losses charge to the consolidated statements of operations. Conversely, increases in the expected future cash flows in the applicable pool result in a transfer from the non-accretable discount to the accretable yield, and have a positive impact on accretion income prospectively. This reestimation process resulted in the following changes to the carrying amount of accretable yield for acquired covered loans for the nine months ended September 30, 2011 (in thousands):

Balance at December 31, 2010	$74,329
Reclassification from non-accretable discount	25,098
Reclassification to non-accretable discount	(314)
Accretion	(36,217)

Balance at September 30, 2011	$62,896

In addition to the accretable yield on the loans accounted for under ASC Topic 310-30, the fair value adjustments on loans outside the scope of 310-30 are also accreted to interest income over the life of the loans. At September 30, 2011, our total accretable yield was as follows (in thousands):

Remaining accretable yield on loans accounted for under ASC Topic 310-30	$93,087
Remaining accretable fair value mark on loans not accounted for under ASC Topic 310-30	24,510

Total remaining accretable yield and fair value mark at September 30, 2011	$117,597

Asset Quality

All of the assets acquired in our acquisitions were marked to fair value at the date of acquisition, and the adjustments on loans included a credit quality component. We utilize traditional credit quality metrics to evaluate the overall credit quality of our loan portfolio; however our credit quality ratios are limited in their comparability to industry averages or to other financial institutions because:

1.)	Any asset quality deterioration that existed at the date of acquisition was considered in the original fair value adjustments, and

2.)	52.88% of our non-performing assets (by dollar amount) at September 30, 2011 are covered by loss-sharing agreements with the FDIC.

Asset quality, particularly on non-covered loans, is fundamental to our success. Accordingly, for the origination of loans, we have established a credit policy that allows for responsive, yet controlled lending with credit approval requirements that are scaled to loan size. Within the scope of the credit policy, each prospective loan is reviewed in order to determine the appropriateness and the adequacy of the loan characteristics and the security or collateral prior to making a loan. We have established underwriting standards and loan origination procedures that require appropriate documentation, including financial data and credit reports. For loans secured by real property, we require property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, in each case where appropriate.

Additionally, we have implemented procedures to timely identify loans that may become problematic in order to ensure the most beneficial resolution to the Company. Asset quality is monitored by our credit risk management department and evaluated based on quantitative and subjective factors such as the timeliness of contractual payments received. Additional factors that are considered, particularly with commercial loans over $250,000, include the financial condition and liquidity of individual borrowers and guarantors, if any, and the value of our collateral. To facilitate the oversight of asset quality, loans are categorized based on the number of days past due and on an internal risk rating system, and both are discussed in more detail below.

Our internal risk rating system uses a series of grades which reflect our assessment of the credit quality of loans based on an analysis of the borrower’s financial condition, liquidity and ability to meet contractual debt service requirements. Loans that are perceived to have acceptable risk are categorized as “pass” loans. “Special mention” loans represent loans that have potential credit weaknesses that deserve close attention. Special mention loans include borrowers that have potential weaknesses or unwarranted risks that, unless corrected, may threaten the borrower’s ability to meet debt service requirements. However, these borrowers are still believed to have the ability to respond to and resolve the financial issues that threaten their financial situation. Loans classified as “substandard” have a well-defined credit weakness and are inadequately protected by the current paying capacity of the obligor or of the collateral pledged, if any. Although these loans are identified as potential problem loans, they may never become non-performing. Substandard loans have a distinct possibility of loss if the deficiencies are not corrected. “Doubtful” loans are loans that management believes that collection of payments in accordance with the terms of the loan agreement are highly questionable and improbable. Doubtful loans that are not covered by loss sharing agreements are deemed impaired and put on non-accrual status.

In the event of borrower default, we may seek recovery in compliance with state lending laws, the respective loan agreements, and credit monitoring and remediation procedures that may include modifying or restructuring a loan from its original terms, for economic or legal reasons, to provide a concession to the borrower from their original terms due to borrower financial difficulties in order to facilitate repayment. Such restructured loans are considered “troubled debt restructurings” in accordance with ASC Topic 310-40 Troubled Debt Restructurings by Creditors. Under this guidance, modifications to loans that fall within the scope of ASC Topic 310-30 are not considered troubled debt restructurings, regardless of otherwise meeting the definition of a troubled debt restructuring. Assets that have been foreclosed on or acquired through deed-in-lieu of foreclosure are classified as OREO until sold, and are carried at the lower of the related loan balance or the fair value of the collateral less estimated costs to sell, with any initial valuation adjustments charged to the ALL.

Non-performing Assets

Non-performing assets consist of covered and non-covered non-accrual loans, accruing loans 90 days or more past due, troubled debt restructurings, OREO (60.5% of which was covered by FDIC loss-sharing agreements at September 30, 2011) and other repossessed assets. However, loans and troubled debt restructurings acquired with evidence of deteriorated credit quality, as described below, are excluded from our non-performing assets. Our non-performing assets include $14.3 million and $14.5 million of covered loans that were acquired without evidence of deteriorated credit quality and $57.4 million and $54.1 million of covered OREO at September 30, 2011 and December 31, 2010, respectively. In addition to being covered by loss-sharing agreements, these assets were marked to fair value at the time of acquisition, mitigating much of our loss potential on these non-performing assets. As a result, the levels of our non-performing assets are not fully comparable to those of our peers or to industry benchmarks.

As of September 30, 2011, 63.5% of loans acquired with evidence of credit quality deterioration and accounted for under ASC Topic 310-30 were covered by the FDIC loss sharing agreements. Loans accounted for under ASC Topic 310-30 were recorded at a fair value based on cash flow projections that considered the deteriorated credit quality and expected losses. These loans are accounted for on a pool basis and any non-payment of contractual principal or interest is considered in our periodic re-estimation of the expected future cash flows. To the extent that we decrease our cash flow projections, we record an immediate impairment expense through the provision for loan losses. We recognize any increases to our cash flow projections on a prospective basis through an increase to the pool’s yield over its remaining life. As a result of this accounting treatment, these pools may be considered to be performing, even though some or all of the individual loans within the pools may be contractually past due. Loans accounted for under ASC Topic 310-30 were classified as performing assets at September 30, 2011 and December 31, 2010, as the carrying value of the respective loan or pool of loans cash flows were considered estimatable and probable of collection. Therefore, interest income, through accretion of the difference between the carrying value of the loans in the pool and the net present value of the pool’s expected future cash flows, is being recognized on all acquired loans being accounted for under ASC Topic 310-30.

The following table sets forth the non-performing assets for the periods indicated (in thousands):

	September 30, 2011			December 31, 2010
	Non-covered	Covered	Total	Non-covered	Covered	Total
Non-accrual loans:
Agriculture	$29	$—	$29	$—	$—	$—
Commercial loans	285	5,686	5,971	—	—	—
Commercial real estate loans	18,962	8,477	27,439	—	—	—

Total commercial loans	19,276	14,163	33,439	—	—	—

Other loans:
Residential real estate loans	1,829	3	1,832	—	—	—
Consumer loans	2	—	2	—	—	—

Total other loans	1,831	3	1,834	—	—	—

Total non-accrual loans	21,107	14,166	35,273	—	—	—

Loans past due 90 days or more and still accruing interest:
Agriculture loans	—	—	—	—	—	—
Commercial loans	17	86	103	—	4,635	4,635
Commercial real estate loans	—	—	—	—	9,905	9,905

Total commercial loans	17	86	103	—	14,540	14,540

Other loans:
Residential real estate loans	203	—	203	—	—	—
Consumer loans	—	—	—	—	—	—

Total other loans	203	—	203	—	—	—

Total accruing loans 90 days past due	220	86	306	—	14,540	14,540

Accruing restructured loans (1)	4,136	—	4,136	431	—	431

Total non-performing loans	25,463	14,252	39,715	431	14,540	14,971

OREO	37,517	57,387	94,904	—	54,078	54,078

Other repossessed assets	858	—	858	—	—	—
Total non-performing assets	$63,838	$71,639	$135,477	$431	$68,618	$69,049

Allowance for loan losses	$7,703	$—	$7,703	$48	$—	$48
Total non-performing loans to total non-covered, total covered, and total loans, respectively	2.40%	13.31%	2.49%	0.05%	2.07%	0.95%
Total non-performing assets to total assets			2.53%			1.35%
Allowance for loan losses to non-performing loans	30.25%	0.00%	19.40%	11.14%	0.00%	0.32%

(1)	Includes restructured loans less than 90 days past due and still accruing. Excludes restructured loans accounted for under ASC Topic 310-30.

At September 30, 2011, the largest category of non-performing loans was commercial real estate loans with balances of $27.4 million. The non-performing commercial real estate loans included five non-covered loans totaling $19.0 million that were on non-accrual status, largely due to vacancies in commercial properties. These loans were secured by commercial real estate located both in and outside of our core markets. We also had six covered commercial real estate loans totaling $8.5 million that were on non-accrual status at September 30, 2011. Additionally, five commercial loans and one single family residential loan, and $1.8 million of residential real estate loans collectively totaling $5.7 million, were on non-accrual status at September 30, 2011, all of which were covered.

During the nine months ended September 30, 2011, $36.9 million of OREO was foreclosed on or otherwise repossessed, $34.3 million of OREO was acquired with the Bank of Choice acquisition and $31.4 million of OREO was sold, with covered gains of $1.0 million, resulting in a net increase to OREO balances of $40.8 million. At September 30, 2011, 60.5% of OREO was covered by loss-sharing agreements with the FDIC.

The following table presents the carrying value of our accruing and non-accrual loans compared to the unpaid principal balance as of September 30, 2011 (in thousands):

	September 30, 2011
	Accruing loans		Non-accrual		Total loans
	Unpaid principal balance	Carrying value	Unpaid principal balance	Carrying value	Unpaid principal balance	Carrying value
Covered
Commercial	$102,296	$87,890	$7,121	$5,686	$109,417	$93,576
Commercial real estate	571,111	424,033	59,228	8,477	630,339	432,510
Agriculture	—	—	—	—	—	—
Residential real estate	14,155	12,055	13	3	14,168	12,058
Consumer	—	—	—	—	—	—

Total covered loans	687,562	523,978	66,362	14,166	753,924	538,144
Non-covered
Commercial	164,940	155,263	12,004	285	176,944	155,548
Commercial real estate	482,528	418,561	49,179	18,963	531,707	437,524
Agriculture	70,211	68,101	1,926	29	72,137	68,130
Residential real estate	385,022	366,136	9,466	1,828	394,488	367,964
Consumer	31,486	30,554	931	2	32,417	30,556

Total non-covered loans	1,134,187	1,038,615	73,506	21,107	1,207,693	1,059,722

Total loans	$1,821,749	$1,562,593	$139,868	$35,273	$1,961,617	$1,597,866

Past Due Loans

Past due status is monitored as an indicator of credit deterioration. Covered and non-covered loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. Loans that are 90 days or more past due and are not accounted for under ASC Topic 310-30 are put on non-accrual status unless the loan is well secured and in the process of collection. Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing as is further described above under “—Non-Performing Assets.” The table below shows the past due status of covered and non-covered loans, based on contractual terms of the loans as of September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011			December 31, 2010
	Non-covered	Covered	Total	Non-covered	Covered	Total
Loans 30-89 days past due and still accruing interest	$35,357	$11,105	$46,462	$13,668	$24,804	$38,472
Loans 90 days or more past due and still accruing interest	55,745	86,385	142,130	—	125,370	125,370
Non-accrual loans	21,107	14,166	35,273	—	—	—

Total past due and non-accrual loans	$112,209	$111,656	$223,865	$13,668	$150,174	$163,842

Total past due and non-accrual loans to total non-covered, total covered, and total loans, respectively	7.0%	7.0%	14.0%	1.6%	21.3%	10.4%
Total non-accrual loans to total non-covered, total covered, and total loans, respectively	2.0%	2.6%	2.2%	0.0%	0.0%	0.0%
% of total past due and non-accrual loans that carry fair value adjustments	99.2%	100.0%	99.6%	100.0%	100.0%	100.0%
% of total past due and non-accrual loans that are covered by FDIC loss sharing agreements			49.9%			91.7%

Total loans 30 days or more past due and still accruing interest and non-accrual loans represented 14.0% of total loans as of September 30, 2011 compared to 10.4% at December 31, 2010. Loans 30-89 days past due and still accruing interest increased $8.0 million from December 31, 2010 to September 30, 2011. Loans 90 days or more past due and still accruing interest increased $16.8 million from December 31, 2010 to September 30, 2011. Of the $142.1 million of loans 90 days or more past due and still accruing interest, all but approximately 0.02% are accounted for under ASC Topic 310-30 and continued to accrete interest. Additionally, 60.8% of the aforementioned $142.1 million of loans 90 days or more past due and still accruing interest are covered.

Non-accrual loans increased $35.3 million during the period and was primarily driven by commercial vacancy rates. Six loans account for $28.7 million of the increase, of which four loans totaling $18.7 million were non-covered and two loans totaling $10.0 million were covered. The covered and non-covered non-accrual loans are primarily secured by commercial retail and office buildings both in and outside of our core market areas.

Allowance for Loan Losses

The ALL represents the amount that management believes is necessary to absorb probable losses inherent in the loan portfolio at the balance sheet date and involves a high degree of judgment and complexity. Determination of the ALL is based on an evaluation of the collectability of loans, the realizable value of underlying collateral and, to the extent applicable, prior loss experience. The ALL is critical to the portrayal and understanding of our financial condition, liquidity and results of operations. The determination and application of the ALL accounting policy involves judgments, estimates, and uncertainties that are subject to change. Changes in these assumptions, estimates or the conditions surrounding them may have a material impact on our financial condition, liquidity and results of operations.

In accordance with the applicable guidance for business combinations, acquired loans were recorded at their acquisition date fair values, which were based on expected future cash flows and included an estimate for future loan losses, therefore no loan loss reserves were recorded as of the acquisition date. Any estimated losses on acquired loans that arise after the acquisition date are reflected in a charge to the provision for loan losses. Losses incurred on covered loans are reimbursable at the applicable loss-share percentages in accordance with the loss-sharing agreements with the FDIC. Accordingly, any provision for loan losses relating to covered loans is partially offset by a corresponding increase to the FDIC indemnification asset and FDIC loss-sharing income in non-interest income.

Loans acquired with evidence of credit quality deterioration at the acquisition date are accounted for under the accounting guidance provided in ASC Topic 310-30. In accordance with this guidance, loans have been grouped into pools based on the predominant risk characteristics of purpose and/or type of loan. The timing and receipt of expected principal, interest and any other cash flows of these loans are periodically re-estimated and the expected future cash flows of the collective pools are compared to the carrying value of the pools. To the extent that the expected future cash flows of each pool is less than the book value of the pool, an allowance for loan losses will be established through a charge to the provision for loan losses and, for loans covered by loss-sharing agreements with the FDIC, a related adjustment to the FDIC indemnification asset for the portion of the loss that is covered by the loss-sharing agreements. If the re-estimated expected future cash flows is greater than the book value of the pools, then the improvement in the expected future cash flows will be accreted into interest income over the remaining expected life of the loan pool. As of September 30, 2011, the expected future cash flows on the pools of loans acquired with evidence of credit quality deterioration was greater than the carrying value of all of such pools.

For all non-covered loans, the determination of the ALL follows an established process to determine the appropriate level of ALL that is designed to account for credit deterioration as it occurs. This process provides an ALL consisting of a specific allowance component based on certain individually evaluated loans and a general allowance component based on estimates of reserves needed for all other loans, segmented based on similar risk characteristics.

Impaired loans less than $250,000 are included in the general allowance population. Impaired loans over $250,000 are subject to individual evaluation on a regular basis to determine the need, if any, to allocate a specific reserve to the impaired loan. Typically, these loans consist of commercial, commercial real estate and agriculture loans and exclude homogenous loans such as residential real estate and consumer loans. Specific allowances are determined by collectively analyzing:

•	the borrower’s resources, ability, and willingness to repay in accordance with the terms of the loan agreement;

•	the likelihood of receiving financial support from any guarantors;

•	the adequacy and present value of future cash flows, less disposal costs, of any collateral;

•	the impact current economic conditions may have on the borrower’s financial condition and liquidity or the value of the collateral.

At September 30, 2011, there were two impaired loans that carried specific reserves totaling $0.6 million, both of which were within the commercial real estate segment (non-owner occupied). These loans carried balances totaling $11.7 million at September 30, 2011. The remaining ALL of $7.1 million was allocated across the various segments and classes.

In evaluating the loan portfolio for an appropriate ALL level, unimpaired loans are grouped into segments based on broad characteristics such as primary use and underlying collateral. Within the segments, the portfolio is further disaggregated into classes of loans with similar attributes and risk characteristics for purposes of applying loss ratios and determining applicable subjective adjustments to the ALL. The application of subjective adjustments is based upon qualitative risk factors, including:

•	economic trends and conditions;

•	industry conditions;

•	asset quality;

•	loss trends;

•	lending management;

•	portfolio growth; and

•	loan review/internal audit results.

We have identified five primary loan segments that are further stratified into 21 loan classes to provide more granularity in analyzing loss history and to allow for more definitive qualitative adjustments based upon specific factors affecting each loan class.

Following are the loan classes within each of the five primary loan segments:

Commercial	Commercial real estate	Agriculture	Residential real estate	Consumer
Wholesale	1-4 family construction	Total agriculture	Sr. lien 1-4 family closed end	Secured
Manufacturing	1-4 family—acquisition and development		Jr. lien 1-4 family closed end	Unsecured
Transportation/warehousing	Commercial construction		Sr. lien 1-4 family open end	Credit card
Finance and insurance	Commercial—acquisition and development		Jr. lien 1-4 family open end	Overdraft
All other commercial and industrial	Multi-family
Owner-occupied
Non-owner occupied

Actual historical loss data is limited due to the relatively recent inception date of the Company and the recent acquisition of the Bank of Choice limits loss history on those acquired loans. The methodology used in establishing the historical loss ratios for acquired residential real estate, consumer and agriculture loans was the three-year historical net charge-off percentage realized by Bank Midwest prior to our acquisition. We believe use of the historical net charge-off data for the aforementioned residential real estate, consumer and agriculture loans is an appropriate baseline due to the fact that we acquired approximately 84% of these loan types on a combined basis. The percentage acquired by each loan pool was as follows: residential real estate (82%), consumer (90%), and agriculture (98%). The Bank of Choice was acquired on July 22, 2011, and all of its loans were recorded at fair value at the date of acquisition. Additionally, the majority of the loans acquired with the Bank of Choice acquisition are accounted for under ASC Topic 310-30.

Historical loss ratios of loan classes are calculated based on the proportion of actual charge-offs experienced to the total population of loans in the class. The historical baseline is then adjusted based on our analysis of the current conditions as they relate to the subjective adjustment factors described above. The ALL percentage for the remaining loan classes with no relevant history was initially established through the process of assigning the subjective adjustments to the seven subjective factors listed above. Portions of the ALL may be allocated for specific loans or specific loan classes; however, the entire ALL is available for any loan that, in management’s judgment, should be charged-off.

After considering the abovementioned factors, we believe that the ALL of $7.7 million and $48 thousand was adequate to cover probable losses inherent in the loan portfolio at September 30, 2011 and December 31, 2010, respectively. However, it is likely that future adjustments to the ALL will be necessary and any changes to the assumptions, circumstances or estimates used in determining the ALL could adversely affect the Company’s results of operations, liquidity or financial condition.

The following schedule presents, by class stratification, the changes in the ALL from December 31, 2010 to September 30, 2011 (in thousands):

Allowance for loan losses at December 31, 2010	$48
Charge-offs:
Commercial	(1,237)
Commercial real estate	(3,255)
Residential real estate	(227)
Consumer and overdrafts	(944)
Impairments on loans accounted for under ASC Topic 310-30	(3,238)

Total charge-offs	(8,901)
Recoveries	110

Net charge-offs	(8,791)

Provisions for loan losses:
Provision for impairment expense on loans accounted for under ASC Topic 310-30	3,238
Provision for loan losses	13,208

Total provisions for loan losses	16,446

Allowance for loan losses at September 30, 2011	$7,703

Ratio of allowance for loan losses to total loans outstanding at period end	0.48%
Ratio of allowance for loan losses to non-covered loans outstanding at period end	0.73%
Ratio of allowance for loan losses to total non-performing loans at period end	30.25%
Ratio of allowance for loan losses to non-performing, non-covered loans at period end	19.40%
Ratio of net charge-offs during the period (annualized) to average total loans outstanding at period end	0.77%
Total loans	$1,597,866
Non-covered loans	$1,059,722
Non-performing loans	$39,715
Non-performing, non-covered loans	$25,463
Average total loans outstanding during the period	$1,521,005

The following table presents the allocation of the ALL and the percentage of the total amount of loans in each loan category listed as of September 30, 2011:

	September 30, 2011
	Total loans	% of loans	Related ALL	% of ALL
Commercial and industrial	$248,583	16%	$1,211	16%
Commercial real estate	870,433	54%	3,367	44%
Agriculture	67,927	4%	174	2%
Residential real estate	380,816	24%	2,329	30%
Consumer	30,107	2%	622	8%

Total	$1,597,866	100%	$7,703	100%

FDIC Indemnification Asset and Clawback Liability

The FDIC indemnification asset represents the net present value of the expected reimbursements from the FDIC for probable losses on covered loans and OREO that were acquired in the Hillcrest Bank transaction. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on, and sale of collateral, or the sale or charge-off of loans or OREO, the portion of any loss incurred that is reimbursable by the FDIC is recognized as FDIC loss sharing income in non-interest income. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount of the FDIC indemnification asset.

We recorded the FDIC indemnification asset at its estimated fair value of $159.7 million at the date of the Hillcrest Bank acquisition. The initial fair value was established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The discount is accreted to income in connection with the expected timing of the related cash flows, and may increase or decrease from period to period due to changes in amounts and timing of expected cash flows from covered loans and OREO. During the three and nine months ended September 30, 2011, we recognized $0.0 million and $3.7 million of accretion related to the FDIC indemnification asset. We elected to discontinue recognizing accretion income on the FDIC indemnification asset pending receipt of the amounts owed from the FDIC and the revaluation of the loan cash flows in the fourth quarter of 2011. In September, 2011, we received $83.5 million from the FDIC for reimbursement of losses that occurred from the date of acquisition of Hillcrest Bank through June 30, 2011, in accordance with our loss-sharing agreements. We expect to resume accretion on the FDIC indemnification asset in 2012 following completion of the loan revaluation during the fourth quarter of 2011.

Within 45 days of the end of the loss sharing agreements with the FDIC, we may be required to reimburse the FDIC in the event that the Company’s losses on covered assets do not reach losses of $296.5 million on commercial loans and OREO and $4.6 million on single-family residential loans and OREO, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. We recorded $11.5 million as the estimated fair value of this clawback liability at the acquisition date and as of September 30, 2011 and December 31, 2010, this liability was carried at $11.6 million and $11.6 million, respectively, which is included in Due to FDIC in our consolidated statements of financial condition.

In connection with our acquisition of the Community Banks of Colorado on October 21, 2011, we expect to record an indemnification asset similar in terms and structure to the indemnification asset related to the Hillcrest Bank acquisition. The indemnification asset related to the Community Banks of Colorado acquisition is expected to represent the net present value of expected future cash flows from the FDIC as a result of the timing and magnitude of expected losses that are covered by the loss sharing agreements that we have with the FDIC in connection with the Community Banks of Colorado. We anticipate that we will record an indemnification asset of approximately $149.5 million; however, we have not completed the determination of the initial fair value of the assets acquired and liabilities assumed from Community Banks of Colorado, and accordingly, this estimate is subject to refinement.

Other real estate owned

OREO is comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. At September 30, 2011, $57.4 million of our $94.9 million, or 60.5%, of OREO was related to Hillcrest Bank and, as such, is covered by the loss sharing arrangement with the FDIC. Any gains or losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. We have a dedicated, enterprise-level problem asset resolution team that is actively working to resolve problem loans and to obtain and subsequently sell the underlying collateral. During the nine months ended September 30, 2011, we sold $30.4 million of OREO and realized gains on sales of covered OREO of $1.0 million. Changes in OREO for the nine months ended September 30, 2011 were as follows (in thousands):

Balance at December 31, 2010	$54,078
Purchases through acquisition at fair value	34,335
Transfers from loan portfolio	36,888
Sales	(30,397)

Balance at September 30, 2011	$94,904

Other Assets

Significant components of other assets were as follows as of the periods indicated (in thousands):

	September 30, 2011	December 31, 2010
Due from FDIC	$8,952	$10,676
Accrued interest on interest bearing bank deposits and investment securities	6,190	2,694
Accrued interest on loans	7,134	7,158
Other	3,124	3,538

Total other assets	$25,400	$24,066

The receivable due from the FDIC, which is comprised of adjustments to covered assets, reimbursable expenses incurred during the resolution of covered assets, and other miscellaneous adjustments from the FDIC, decreased $1.7 million during the nine months ended September 30, 2011. The decrease is attributable to the reimbursement received from the FDIC for resolution expenses incurred and other miscellaneous adjustments with the FDIC under our loss sharing agreements.

Accrued interest on interest bearing bank deposits and investment securities increased $3.5 million from December 31, 2010 to September 30, 2011. Approximately $0.5 million of the difference was attributable to the accrued interest related to the pending investment trades that was included in other liabilities at December 31, 2010. The securities and related accrued interest receivable were settled in cash during the first quarter of 2011.

Other Liabilities

Significant components of other liabilities were as follows as of the periods indicated (in thousands):

	September 30, 2011	December 31, 2010
Accrued and deferred income taxes payable	$47,305	$5,399
Accrued interest payable	12,034	15,389
Accrued expenses	12,018	7,182
Warrant liability	7,692	6,901
Other liabilities	5,736	1,730

Total other liabilities	$84,785	$36,601

Accrued and deferred income tax payable increased $41.9 million during the nine months ended September 30, 2011 due to our net income of $44.9 million, which was largely driven by the bargain purchase gain associated with the Bank of Choice acquisition. The other liabilities component of total other liabilities increased $4.0 million due to increases in miscellaneous accrued expenses during the nine months ended September 30, 2011.

Accrued interest payable decreased $3.4 million from December 31, 2010 to September 30, 2011 due to lower interest rates offered on deposits and the shift from longer term time deposits to savings, money market and demand deposits during the period.

As of September 30, 2011 and December 31, 2010, we had 830,700 outstanding warrants to purchase our common stock, which are classified as a liability and are included in other liabilities in our consolidated statements of financial condition. The warrants were granted to certain lead stockholders and all warrants have an exercise price of $20.00 per share. The term of the warrants is for ten years and the expiration dates of the warrants range from October 20, 2019 to September 30, 2020. We revalue the warrants at the end of each reporting period using a Black-Scholes model and any change in fair value is reported in the statements of operations as “loss (gain) from change in fair value of warrant liability” in non-interest expense in the period in which the change occurred. More information on the accounting and measurement of the warrant liability can be found in note 2 and note 17 in our audited consolidated financial statements.

Funding Sources

Deposits from banking clients serve as a primary funding source for our banking operations. Our banking centers function as the primary deposit gathering stations, where deposits are priced competitively in accordance with other depository institutions in the area and according to our needs.

Our investment in the Bank of Choice in July, 2011 deployed approximately $100.0 million of holding company cash and our acquisition of Community Banks of Colorado in October, 2011 deployed an additional $174.0 million of holding company cash. Under our agreements with the OCC and the FDIC, Bank Midwest is not permitted to pay any dividends to the holding company prior to December 2013. As such, the funding sources for our holding company are currently limited to the cash on hand at the holding company, which was approximately $289.0 million at September 30, 2011.

Deposits

Our ability to gather and manage deposit levels is critical to our success. Deposits not only provide a stable funding source for our loans, but also provide a foundation for the customer relationships that are critical to future loan growth. We assumed the majority of our deposit accounts with our acquisitions of Bank Midwest and Hillcrest Bank during the fourth quarter of 2010 and our acquisition of the Bank of Choice in July 2011. The deposits were recorded at their estimated fair value and we marked the time deposits assumed in the Bank Midwest transaction up by $0.9 million, which is being amortized as an adjustment to yield over the expected life of the related time deposits. A fair value adjustment was not deemed necessary on the deposits assumed in the Bank of Choice or Hillcrest Bank transactions because we had the option to, and did, re-price these time deposits at the time of the acquisition. Additionally, the FDIC provided Bank of Choice and Hillcrest Bank depositors with the right to redeem their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. At September 30, 2011, the Company had approximately $718.0 million of time deposits that were subject to the penalty-free withdrawals, the remaining maturities of which are shown below:

September 30, 2011
Three months or less	$199,138
Over 3 months through 6 months	158,788
Over 6 months through 12 months	224,959
Over 12 months through 24 months	102,669
Over 24 months through 36 months	13,522
Over 36 months through 48 months	16,584
Over 48 months through 60 months	2,309
Thereafter	50

Total	$718,019

During the nine months ended September 30, 2011, our total deposits remained relatively steady, showing an increase of $647.7 million, and was attributable to the Bank of Choice, which was acquired during the period and contributed $712.3 million of total deposits at September 30, 2011. Additionally, core deposits, which we define as non-interest bearing demand deposits, interest bearing NOW accounts, savings accounts, money market accounts and time deposits less than $100,000, increased $546.8 million, or 20.2%, during the nine months ended September 30, 2011, $516.8 million of which was attributable to the Bank of Choice acquisition. Our core deposits have been increasing in relation to our non-core deposits over the past three quarters primarily as a result of a strategic shift away from time deposits and to savings and money market accounts consistent with our consumer banking strategy.

The following table presents information regarding our deposit composition at the dates indicated (in thousands):

	September 30, 2011		December 31, 2010
Non-interest bearing demand deposits	$459,994	11%	$326,159	9%
Interest bearing NOW accounts	450,239	11%	211,601	6%
Savings accounts	122,226	3%	107,581	3%
Money market accounts	743,222	18%	563,981	16%
Time deposits
Time deposits < $100,000	1,478,326	36%	1,497,865	43%
Time deposits > $100,000	867,006	21%	766,152	22%

Total deposits	$4,121,013	100%	$3,473,339	100%

Approximately 63.0% and 66.2% of time deposits at September 30, 2011 and December 31, 2010, respectively, were for denominations of less than $100,000. The remaining maturities of these time deposits are summarized as follows (in thousands):

	September 30, 2011		December 31, 2010
	Balance	Rate	Balance	Rate
Three months or less	$330,475	1.58%	$388,459	2.00%
Over 3 months through 6 months	353,155	1.62%	355,724	1.72%
Over 6 months through 12 months	500,228	1.41%	475,302	1.45%
Over 12 months through 24 months	228,663	1.84%	199,144	1.94%
Over 24 months through 36 months	33,907	2.58%	48,286	2.98%
Over 36 months through 48 months	16,603	2.99%	11,128	3.16%
Over 48 months through 60 months	10,674	2.70%	15,326	2.76%
Thereafter	4,621	4.46%	4,496	3.58%

Total time deposits < $100,000	$1,478,326	1.63%	$1,497,865	1.80%

Approximately 37.0% and 33.8% of the time deposits at September 30, 2011 and December 31, 2010, respectively, were for denominations of $100,000 or more. The remaining maturities of these time deposits are summarized as follows (in thousands):

	September 30, 2011		December 31, 2010
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Three months or less	$225,579	1.37%	$176,066	2.07%
Over 3 months through 6 months	213,881	1.49%	119,353	1.73%
Over 6 months through 12 months	268,690	1.31%	256,767	1.61%
Over 12 months through 24 months	121,153	1.67%	163,640	2.10%
Over 24 months through 36 months	15,865	2.10%	30,478	2.81%
Over 36 months through 48 months	10,890	2.85%	3,673	3.09%
Over 48 months through 60 months	8,526	2.44%	14,703	2.80%
Thereafter	2,422	2.83%	1,472	2.92%

Total time deposits > $100,000	$867,006	1.47%	$766,152	1.92%

At September 30, 2011, we had $1.9 billion of time deposits that are scheduled to mature within the next 12 months, $0.7 billion of which are in denominations of $100,000 or more that are shown in the table above, and $1.2 billion of which are in denominations less than $100,000.

The table below highlights the weighted average rate of total deposits by scheduled maturity date (dollars in thousands):

	September 30, 2011		December 31, 2010
Three months or less	$556,054	1.29%	$564,525	2.02%
Over 3 months through 6 months	567,036	1.29%	475,077	1.72%
Over 6 months through 12 months	768,920	1.19%	732,069	1.51%
Over 12 months through 24 months	349,815	1.57%	362,784	2.01%
Over 24 months through 36 months	49,771	2.24%	78,764	2.92%
Over 36 months through 48 months	27,493	2.76%	14,801	3.14%
Over 48 months through 60 months	19,200	2.16%	30,029	2.78%
Thereafter	7,043	2.93%	5,968	3.36%

Total time deposits	$2,345,332	1.35%	$2,264,017	1.84%

Regulatory Capital

Our bank subsidiary and the holding company are subject to the regulatory capital adequacy requirements of the Federal Reserve Board, the FDIC and the OCC, as applicable. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly further discretionary actions by regulators that could have a material adverse effect on us. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Through these judgments, assets are risk weighted according to the perceived risk they pose to capital on a scale of 0% to 100%, with 100% risk-weighted assets signifying higher risk assets that warrant higher levels of capital. While many non-covered assets (particularly loans and OREO) typically fall in to 50% or 100% risk-weighted classifications, our covered assets are all considered to be 20% risk-weighted for risk-based capital calculations.

Typically, banks are required to maintain a tier I risk-based capital ratio of 4.00%, a total risk-based capital ratio of 8.00% and a tier 1 leverage ratio of 4.00% in order to meet minimum, adequately capitalized regulatory requirements. To be considered well-capitalized (under prompt corrective action provisions), banks must maintain minimum capital ratios of 6.00% for tier I risk-based capital, 10.00% for total risk-based capital and 5.00% for the tier 1 leverage ratio. In connection with the approval of the de-novo charters for Hillcrest Bank and Bank Midwest, we have agreed with our regulators to maintain capital levels of at least 10% tier 1 leverage ratio and 10% tier 1 risk-based capital ratio at each of these banks for at least three years. Following the merger of Hillcrest Bank into Bank Midwest in November 2011, only Bank Midwest remains required to maintain capital levels of at least 10% tier 1 leverage ratio and 10% tier 1 risk-based capital ratio until December 2013. In conjunction with the consummation of the Hillcrest Bank and Bank Midwest transactions, the Company contributed $170 million of capital into Hillcrest Bank and $390 million of capital into Bank Midwest to provide each of the Banks with sufficient capital to meet and exceed the above-mentioned agreed-upon capital ratios. In July 2011, the Company contributed $100 million to Bank Midwest to provide additional capital to fund Bank Midwest’s acquisition of the Bank of Choice from the FDIC. In October, 2011 we contributed capital of $174 million to Bank Midwest to fund the Community Banks of Colorado acquisition from the FDIC.

At September 30, 2011 and December 31, 2010, each of our subsidiary banks and our consolidated holding company exceeded all capital ratio requirements, as is detailed in the table below (dollars in thousands):

	September 30, 2011
	Actual		Required to be considered well capitalized		Required to be considered adequately capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Tier 1 leverage ratio (1)
Consolidated	18.4%	$965,248	N/A	N/A	4%	$209,331
Bank Midwest, N.A.	12.8%	461,243	10%	361,749	4%	144,700
Hillcrest Bank, N.A.	16.1%	205,820	10%	128,211	4%	51,284
Tier 1 risk-based capital ratio (1)
Consolidated	60.1%	$965,248	N/A	N/A	4%	$64,221
Bank Midwest, N.A.	34.5%	461,243	10%	133,825	4%	53,530
Hillcrest Bank, N.A.	101.3%	205,820	10%	20,323	4%	8,129
Total risk-based capital ratio
Consolidated	60.6%	$973,171	N/A	N/A	8%	$128,442
Bank Midwest, N.A.	35.0%	468,250	10%	133,825	8%	107,060
Hillcrest Bank, N.A.	101.7%	206,736	10%	20,323	8%	16,258

	December 31, 2010
	Actual		Required to be considered well capitalized		Required to be considered adequately capitalized
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Tier 1 leverage ratio (1)
Consolidated	17.9%	$907,958	N/A	N/A	4%	$206,270
Bank Midwest, N.A.	10.7%	317,144	10%	296,934	4%	118,773
Hillcrest Bank, N.A.	14.2%	193,938	10%	137,304	4%	54,922
Tier 1 risk-based capital ratio (1)
Consolidated	69.6%	$907,958	N/A	N/A	4%	$52,206
Bank Midwest, N.A.	32.7%	317,144	10%	97,016	4%	38,806
Hillcrest Bank, N.A.	76.7%	193,938	10%	25,273	4%	10,109
Total risk based capital ratio
Consolidated	69.6%	$908,041	N/A	N/A	8%	$104,411
Bank Midwest, N.A.	32.7%	317,220	10%	97,016	8%	77,613
Hillcrest Bank, N.A.	76.7%	193,945	10%	25,273	8%	20,218

(1)	A condition for approval of the application for FDIC insurance required Bank Midwest (as the successor in the merger of Hillcrest Bank into Bank Midwest) and the holding company to maintain a tier 1 leverage ratio and a tier 1 risk based capital ratio at no less than ten percent throughout the first three years of operation. These ratio minimums are reflected in these tables.

Results of Operations

Our net income depends largely on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Our results of operations are also affected by provisions for loan losses and non-interest income, such as service charges, bank card income and FDIC loss sharing income. Our primary operating expenses, aside from interest expense, consist of salaries and employee benefits, professional fees, occupancy costs, and data processing expense.

Overview of Results of Operations

During the three and nine months ended September 30, 2011, we recorded net income of $39.2 million and $44.9 million, respectively, compared to a net loss of $1.9 million and $6.9 million during the three and nine months ended September 30, 2010. As discussed above, meaningful comparability to prior periods is limited due to the Bank of Choice acquisition in July, 2011, the Hillcrest Bank and Bank Midwest acquisitions in the fourth quarter of 2010, and the lack of banking operations prior to those acquisitions.

Net Interest Income

We regularly review net interest income metrics to provide us with indicators of how the various components of net interest income are performing. We regularly review: (i) our deposit mix and the cost of deposits; (ii) our loan mix and the yield on loans; (iii) the investment portfolio and the related yields; and (iv) net interest income simulations for various forecast periods.

The following table presents the components of net interest income for the three and nine months ended September 30, 2011. There were no banking operations during the three or nine months ended September 30, 2010 against which to compare the 2011 periods and in 2010, we only had banking operations for part of the three months ended December 31, 2010. The table includes: (i) the average daily balances of interest-earning assets; (ii) the total amount of interest income earned on interest-earning assets; (iii) the total amount of interest expense incurred on interest-bearing liabilities; (iv) the resultant average yields and rates; (v) net interest spread; and (vi) net interest margin, which represents the difference between interest income and interest expense, expressed as a percentage of interest-earning assets. The effects of trade-date accounting of investment securities for which the cash had not settled as of December 31, 2010 are not considered interest-earning assets and are excluded from this presentation for timeframes prior to their cash settlement, as are the market value adjustments on the investment securities available for sale. Non-accrual and restructured loan balances are included in the average loan balances; however, the forgone interest on non-accrual and restructured loans is not included in the dollar amounts of interest earned. All amounts presented are on a pre-tax basis.

	Three months ended September 30, 2011			Nine months ended September 30, 2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)			(Dollars in thousands)
Interest earning assets:
Loans covered (1)(2)	$566,058	$14,735	10.33%	$611,328	$43,187	9.45%
Loans - not covered	1,097,418	19,231	6.95%	909,684	46,324	6.81%
Investment securities available for sale	1,977,461	15,754	3.16%	1,841,959	44,250	3.21%
Non-marketable equity securities	18,760	276	5.84%	18,367	780	5.68%
Interest-bearing deposits	1,175,252	609	0.21%	995,812	1,717	0.23%

Total interest earning assets	$4,834,949	$50,605	4.15%	$4,377,150	$136,258	4.16%

Cash and due from banks	56,676			47,483
Other assets	488,446			472,634
Allowance for loan losses	(9,567)			(3,718)

Total assets	$5,370,504			$4,893,548

Interest bearing liabilities:
Savings deposits and interest bearing checking	$1,305,282	$1,501	0.46%	$1,080,297	$4,363	0.54%
Time Deposits	2,402,074	8,263	1.36%	2,277,627	26,294	1.54%
Securities sold under agreements to repurchase	35,133	28	0.32%	29,067	69	0.32%
Federal Home Loan Bank advances	7,531	22	1.16%	2,510	22	1.17%

Total interest bearing liabilities	$3,750,020	$9,814	1.04%	$3,389,501	$30,748	1.21%

Demand deposits	423,646			354,212
Other liabilities	106,800			117,415

Total liabilities	4,280,466			3,861,128

Stockholders’ equity	1,090,029			1,032,420

Total liabilities and stockholders’ equity	$5,370,495			$4,893,548

Net interest income		$40,791			$105,510

Interest rate spread			3.11%			2.95%
Net interest earning assets	$1,084,929			$987,648

Net interest margin			3.35%			3.22%
Ratio of average interest bearing liabilities to average interest earning assets	77.56%			77.44%

(1)	Originated loans are net of deferred loan fees, less costs.
(2)	Loan fees, less costs on originated loans, are included in interest income.

Net interest income totaled $40.8 million and $105.5 million during the three and nine months ended September 30, 2011, respectively, and was primarily attributable to the average interest-earning assets that resulted from the Hillcrest Bank, Bank Midwest and Bank of Choice acquisitions, and the shift from cash to higher yielding investment securities. Average investment securities, measured from the date of settlement, comprised $1.8 billion, or 42.1%, of total average interest-earning assets, for the nine month average as of September 30, 2011. Approximately $1.6 billion of investment securities were purchased and/or settled during the nine months ended September 30, 2011 as a result of deploying the cash received from the acquisitions, slightly offset by sales of investment securities of $0.2 billion. Average loans made up $1.7 billion, or 34.4%, and $1.5 billion, or 34.7%, of total average interest-earning assets during the three and nine months ended September 30, 2011, respectively.

The vast majority of our covered and non-covered loans were acquired and were subject to acquisition accounting guidance whereby the assets and liabilities, including loans, were recorded at fair value at the date of acquisition. The accretable yield on our loans accounted for under ASC Topic 310-30 and the fair value adjustments on our acquired loans excluded from ASC Topic 310-30 are being accreted to income over the life of the loans as an adjustment to yield and, as a result, a significant portion of our interest income on loans is attributable to this accretion. Our acquired loans, produce higher yields than our originated loans due to the recognition of accretion of interest rate adjustments and accretable yield. As a result, we expect downward pressure on our interest income to the extent that the runoff of our acquired loan portfolio is not replaced with comparable high-yielding loans. Note 2 to our audited consolidated financial statements provides more information on the accounting treatment of acquired loans.

During the three and nine months ended September 30, 2011, total interest expense related to interest-bearing liabilities was $9.8 million and $30.7 million, or an average cost of 1.04% and 1.21% during the respective periods. This average cost is further reduced to 0.93% during the three months ended September 30, 2011 by the inclusion of $423.7 million of non-interest bearing demand accounts. The largest component of interest expense was related to time deposits, which carried an average rate of 1.36% and 1.54% during the three and nine months ended September 30, 2011.

Since the acquisition of Bank of Choice, Bank Midwest and Hillcrest Bank, our rates on deposits have been higher than the average in the markets in which we operate, primarily because the acquired banks had their deposit rates higher than market at the time we acquired them. Over the last three quarters, we have been lowering deposit rates to be more in-line with market rates.

Below is a breakdown of deposits and the average rates paid during the periods indicated (in thousands):

	For the three months ended:
	September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Transaction accounts, demand:
Non-interest bearing	$423,646	0.00%	$321,766	0.00%	$318,379	0.00%	$323,116	0.00%
Interest bearing	459,573	0.33%	230,157	0.16%	225,237	0.24%	217,730	0.23%
Money market accounts	722,203	0.58%	664,168	0.70%	641,704	0.86%	560,042	0.87%
Savings accounts	123,324	0.21%	108,520	0.33%	111,990	0.44%	97,710	0.45%
Time deposits	2,402,074	1.36%	2,180,026	1.56%	2,230,088	1.72%	2,334,734	1.89%

Total average deposits	$4,130,820	0.94%	$3,504,637	1.12%	$3,527,398	1.28%	$3,533,332	1.41%

Provision for Loan Losses

The provision for loan losses represents the amount of expense that is necessary to bring the ALL to a level that management deems appropriate to absorb probable losses inherent in the loan portfolio as of the balance sheet date. The determination of the ALL, and the resultant provision for loan losses, are subjective and involve estimates and assumptions.

Losses incurred on covered loans are reimbursable at the applicable loss-share percentages in accordance with the loss-sharing agreements with the FDIC. Accordingly, any provisions made that relate to covered loans are partially offset by a corresponding increase to the FDIC indemnification asset and FDIC loss-sharing income in non-interest income.

The table below summarizes the covered versus non-covered components of the provision for loan losses for the three and nine months ended September 30, 2011 (in thousands):

	For the three months ended September 30, 2011	For the nine months ended September 30, 2011
Impairment expense on covered loans accounted for under ASC Topic 310-30	$—	$3,238
Provision for loan losses on covered loans	—	1,323
Provision for loan losses on non-covered loans	3,760	11,885

Total provision for loan losses	$3,760	$16,446

Impairment expense on covered assets have an offsetting increase in non-interest income as a result of the loss sharing agreements with the FDIC. The provisions for loan losses charged to non-covered loans were related to a combination of providing an ALL for new loans, changes in the market conditions and qualitative factors used in analyzing the ALL and specific impairments on non-covered loans.

Non-Interest Income

Non-interest income was $72.7 million and $92.8 million, respectively, for the three and nine months ended September 30, 2011. The primary components of non-interest income were the bargain purchase gain of $63.2 million resulting from the Bank of Choice acquisition, service charges, which totaled $5.8 million and $13.2 million during the three and nine months ended September 30, 2011, and FDIC loss sharing expense of $0.3 million for the three months ended September 30, 2011 and FDIC loss sharing income of $6.2 million for the nine months ended September 30, 2011. The table below details the components of non-interest income during the three and nine months ended September 30, 2011 (in thousands):

	For the three months ended September 30, 2011	For the nine months ended September 30, 2011
FDIC loss sharing income (loss)	$(250)	$6,149
Bank card fees	1,856	5,396
Bargain purchase gain	63,204	63,204
Service charges	5,762	13,225
Loss on sale of securities	(813)	(621)
Gain on recoveries of previously charged off loans	2,108	2,155
Other non-interest income	861	3,311

Total non-interest income	$72,728	$92,819

Excluding the bargain purchase gain associated with the acquisition of the Bank of Choice, for the three and nine months ended September 30, 2011, 60.5% and 44.7% of our non-interest income was service charges, which represent various fees charged to clients for banking services, including fees such as non-sufficient funds charges, overdraft fees, service charges on deposit accounts, identity theft protection services, safe deposit box rentals, wire transfer fees, ATM fees and surcharges, and brokerage fees. Non-sufficient funds charges and overdraft fees represent the largest component of service charges and totaled $3.6 million and $9.8 million during the three and nine months ended September 30, 2011, respectively. FDIC loss sharing income (loss) represents the income recognized in connection with the changes in the FDIC indemnification asset and the clawback liability, in addition to the actual reimbursement of costs/recoveries of resolution of covered assets from/to the FDIC. The primary drivers of the FDIC loss sharing income are the FDIC reimbursements of the costs of resolving covered assets and the accretion related to the indemnification asset. Activity in the FDIC loss sharing income (loss) during the three and nine months ended September 30, 2011 was as follows (in thousands):

	For the Three Months Ended September 30, 2011	For the Nine Months Ended September 30, 2011
FDIC indemnification asset accretion	$—	$3,739
Clawback liability amortization	(180)	(507)
Reimbursement to FDIC for gain on sale of and income from covered OREO	(1,264)	(1,147)
Reimbursement to FDIC for recoveries on non-covered loans	(1,227)	(1,204)
FDIC reimbursement of costs of resolution of covered assets	2,421	5,268

Total	$(250)	$6,149

We recorded the FDIC indemnification asset at its estimated fair value of $159.7 million at the date of the Hillcrest Bank acquisition. The initial fair value was established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The discount is accreted to income in connection with the expected timing of the related cash flows, and may increase or decrease from period to period due to changes in amounts and timing of expected cash flows from covered loans and OREO. During the three and nine months ended September 30, 2011, we recognized $0.0 million and $3.7 million of accretion related to the FDIC indemnification asset. We elected to discontinue recognizing accretion income on the FDIC indemnification asset pending receipt of the amounts owed from the FDIC and the revaluation of the loan cash flows in the fourth quarter of 2011. In September, 2011, we received $83.5 million from the FDIC for reimbursement of losses that occurred from the date of acquisition of Hillcrest Bank through June 30, 2011, in accordance with our loss-sharing agreements. We expect to resume accretion on the FDIC indemnification asset in 2012 following completion of the loan revaluation during the fourth quarter of 2011.

As part of the FDIC loss sharing agreement, we share recoveries of loans that had been previously charged-off by the acquired institution (Hillcrest Bank in this case) with the FDIC 50%/50%. This recovery-sharing arrangement resulted in $1.2 million of expense during the three and nine months ended September 30, 2011 that represents our reimbursement to the FDIC for their portion of these recoveries and is represented in the above table as “Reimbursement to FDIC for recoveries on non-covered loans.”

Bank card fees are comprised primarily of interchange fees on debit cards issued by the Banks. These transactional charges totaled $1.9 million and $5.4 million during the three and nine months ended September 30, 2011, respectively. Other bank card fees include merchant services fees and credit card fees.

Gain on recoveries of previously charged off loans represents recoveries on loans that were previously charged-off by the predecessor bank prior to takeover by the FDIC. These recoveries are shared with the FDIC and the sharing of these recoveries is reflected as reimbursement to FDIC for recoveries on non-covered loans.

Non-Interest Expense

Operating results for the three and nine months ended September 30, 2011 included non-interest expense of $46.7 million and $109.8 million, respectively. Our operating strategy is to capture the efficiencies available by consolidating the operations of our acquisitions. Immediately following each of our four acquisitions, we began efforts to consolidate as many functions as possible. In November 2011, we merged Hillcrest Bank into Bank Midwest under a single charter and we believe that this consolidation will create additional streamlining and operational efficiencies.

The table below details the significant components of non-interest expense for the three and nine months ended September 30, 2011 (in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Salaries and employee benefits	$22,098	$1,060	$52,115	$4,413
Occupancy and equipment	4,392	106	9,652	253
Professional fees	6,140	49	11,285	403
Telecommunications and data processing	3,754	31	8,675	112
Gain on sale of other real estate owned	(1,591)	—	(1,030)	—
Loss (gain) from change in fair value of warrant liability	—	(585)	791	(541)
Intangible asset amortization	1,122	—	3,079	—
FDIC deposit insurance	893	—	3,333	—
Acquisition costs	3,819	1,388	4,293	2,732
Other real estate owned expenses	2,604	—	6,496	—
Marketing and business development	1,229	32	2,972	32
Other loan expenses	995	—	2,144	—
ATM/debit card expenses	664	—	2,057	—
Other expenses	542	536	3,945	1,281

Total non-interest expense	$46,661	$2,617	$109,807	$8,685

Salaries and employee benefits is the largest component of non-interest operating expense. During the three and nine months ended September 30, 2011, salary and employee benefits totaled $22.1 million and $52.1 million, respectively. In the Hillcrest Bank and Bank Midwest acquisitions, the majority of key lending functions were not retained as we are implementing a different lending strategy than the predecessor banks. During the period, several key positions were staffed and additional hiring is in process as we build a workforce to support and grow the Company.

Included in the $22.1 million and $52.1 million of salaries and employee benefits for the three and nine months ended September 30, 2011 was $5.9 million and $14.5 million, respectively, of expense related to stock-based compensation, respectively. In connection with the formation of the Company in 2009, all members of the board of directors and executive management and other select members of management were granted stock-based compensation arrangements that contain a variety of vesting requirements over the course of several years. At September 30, 2011, there was $4.8 million and $6.1 million of total unrecognized compensation expense related to non-vested stock options and restricted stock, which is expected to be recognized over a weighted average period of 0.84 years and 1.03 years, respectively.

These initial grants were related to the start-up of the Company, and we do not expect grants of such large quantities to be granted at any single time in the near future. As a result, once the vesting requirements of this group of stock-based compensation have been satisfied, we expect that this expense will decrease substantially.

The valuation methodologies employed in determining the expense associated with stock-based compensation vary widely, as do the award types and the subjective assumptions used in those valuation methodologies. As a result, these differences in practice can have a material impact on the financial performance of us or our peers, and can limit meaningful comparisons between our performance over different periods and the performance results of our peers.

Occupancy and equipment was $4.4 million and $9.7 million during the three and nine months ended September 30, 2011, respectively, due to the acquisitions of the Bank of Choice, Bank Midwest and Hillcrest Bank and the related additional facilities.

For the three and nine months ended September 30, 2011, professional fees totaled $6.1 million and $11.3 million, respectively, exclusive of $2.8 million and $3.3 million of professional fees related to due diligence and transactional expenses on potential and consummated acquisitions that are included in acquisition related costs in the consolidated statements of operations. Professional fees for the nine months ended September 30, 2011 included expenses related to the accounting and administration of the FDIC loss share agreements, the creation of the new operating platform and the merger of Hillcrest Bank into Bank Midwest.

As a result of our acquisitions, telecommunications and data processing expense totaled $3.8 million and $8.7 million during the three and nine months ended September 30, 2011, respectively. These expenses contain both fixed costs and volume-based components driven by the number of accounts. While there is a cost associated with each additional account, additional efficiencies are available due to a lower incremental cost per account at higher levels of account volume.

OREO losses and related expenses that have been submitted to the FDIC for reimbursement under the loss-sharing agreement totaled $2.4 million and $7.8 million, respectively, during the three and nine months ended September 30, 2011. These losses are recorded at the full-loss value in other non-interest expense, and any related reimbursement from the FDIC is recorded in non-interest income as FDIC loss-sharing income.

Several of our key operating objectives affect our non-interest expense. First, we expect to complete the conversion to our new data processing platform in phases. The first phase was completed during the second quarter of 2011,and the second phase was completed during the fourth quarter of 2011 in connection with the merger of Hillcrest Bank into Bank Midwest. Our Bank of Choice and Community Banks of Colorado acquisitions are scheduled to be converted as soon as reasonably practicable. Following the conversions, we expect that the professional fees related to the conversion will decrease substantially. Second, we believe the merger of Hillcrest Bank into Bank Midwest, as well as the conversion and integration of Bank of Choice and Community Banks of Colorado, will provide opportunities to further streamline operations and increase efficiencies. Third, our business strategy includes growth strategies that may require added expenses to be incurred as we grow our operations through acquisitions and through organic growth.

Income taxes

Income taxes are accounted for in accordance with ASC 740, Income Taxes. Under this guidance, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required.

Valuation allowances are based on the “more likely than not” criteria of ASC 740. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Interest and penalties on uncertain tax positions are recognized as a component of income tax expense. If our assessment of whether a tax position meets or no longer meets the more likely than not threshold were to change, adjustments to income tax benefits may be required.

Income tax expense totaled $23.9 million and $0.0 for the three months ended September 30, 2011 and 2010, respectively, and $27.1 million and $0.0 for the nine months ended September 30, 2011 and 2010, respectively. These amounts equate to effective rates of 37.9% and 0% for the three months ended September 30, 2011 and 2010, respectively, and 37.7% and 0% for the nine months ended September 30, 2011 and 2010, respectively. The changes in the effective tax rate between the periods is primarily attributable to:

(i)	taxable income during the three and nine months ended September 30, 2011 and

(ii)	management’s decision to not book any tax benefit for the three and nine months ended September 30, 2010 given the Company’s limited operating history and uncertainty of realization.

Additional information regarding income taxes can be found in note 20 of the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Liquidity is monitored and managed to ensure that sufficient funds are available to operate our business and pay our obligations to depositors and other creditors, while providing ample available funds for opportunistic and strategic investment. Liquidity is represented by our cash and cash equivalents and pledgeable investment securities available for sale, and are detailed in the table below as of September 30, 2011. (in thousands):

Cash and due from banks	$62,018
Due from Federal Reserve Bank of Kansas City	1,056,623
Federal funds sold and interest bearing bank deposits	288,026
Pledgeable investment securities, available for sale	1,823,032

Total	$3,229,699

Our acquisitions have significantly increased our liquidity position. Net of settlement amounts paid to the respective sellers, we acquired $1.5 billion of cash and cash equivalents and $290.6 million of investment securities available for sale in our completion of the Hillcrest Bank and Bank Midwest acquisitions. Our acquisitions of the Bank of Choice and Community Banks of Colorado provided $273.7 million and approximately $250.2 million of additional cash, respectively, as the FDIC contributed cash as a part of the purchase discount in each of these transactions.

Aside from the deployment of our capital and cash received from acquisitions, our primary sources of funds are deposits from clients, prepayments and maturities of loans and investment securities, the sale of investment securities, reimbursement of covered asset losses from the FDIC and the funds provided from operations. Additionally, we anticipate having access to third party funding sources, including the ability to raise funds through the issuance of additional shares of our common stock or other equity or equity-related securities, incurrence of debt, and federal funds purchased, that may also be a source of liquidity. We anticipate that these sources of liquidity will provide adequate liquidity over the next 12 months.

Our primary uses of funds are loan originations, investment security purchases, withdrawals of deposits, settlement of repurchase agreements, capital expenditures, operating expenses and debt payments, particularly subsequent to acquisitions. For additional information regarding our operating, investing, and financing cash flows, see our consolidated statements of cash flows in the accompanying interim and audited consolidated financial statements included elsewhere in this prospectus.

Exclusive from the investing activities related to acquisitions, our primary investing activities are sales and purchases of investment securities and originations and pay offs and pay downs of loans. At September 30, 2011, pledgeable investment securities available for sale represented our largest source of liquidity. Our investment securities are carried at fair value and totaled $2.0 billion at September 30, 2011. Included in the $2.0 billion were net unrealized gains of $52.9 million. The gross unrealized gains are detailed in note 4 of our unaudited consolidated financial statements for the nine months ended September 30, 2011 included elsewhere in this prospectus. As of September 30, 2011, our available for sale investment securities portfolio consisted primarily of mortgage-backed securities, all of which were issued or guaranteed by U.S. Government agencies or sponsored agencies. The anticipated repayments and marketability of these securities offer substantial resources and flexibility to meet new loan demand, reinvest in the investment securities portfolio, or provide optionality for reductions in our deposit funding base.

Through September 30, 2011, the majority of our capital expenditures have been through acquisitions. Aside from the acquisitions, our capital outlays were $0.1 million during the three months ended December 31, 2010 and $17.7 million during the nine months ended September 30, 2011. The majority of capital outlays were related to the development and implementation of our new operating platform and the build out of the new facilities in downtown Kansas City, Missouri that were completed during the summer of 2011 and now house a significant portion of our operations.

At present, financing activities are limited to changes in repurchase agreements and time deposits and the repayment of FHLB advances assumed in acquisitions. Maturing time deposits, and holders of $718.0 million of time deposits assumed in the Hillcrest Bank and Bank of Choice acquisitions that have not accepted new terms, represent a potential use of funds, as the depositors have the option to move the funds without penalty. As of September 30, 2011, $1.9 billion of time deposits were scheduled to mature within 12 months, $0.7 billion of which were in denominations of $100,000 or more. Based on the current interest rate environment, market conditions, and the strategic plans to remain competitive in deposit pricing, we expect to retain a significant portion of those maturing time deposits.

In July 2011, we joined the FHLB of Des Moines and purchased $3.5 million of FHLB stock as is required by the membership agreement. Through this relationship, we anticipate that we could increase liquidity by up to 35% of our total assets through borrowings from the FHLB, although we have no plans to utilize this facility during the next 12 months.

The net proceeds from this offering will increase liquidity at the holding company. As the Company matures, we expect that our liquidity at the holding company will subsequently decrease as we continue to deploy available capital and until such time, if applicable that our subsidiary bank is permitted to pay, and does pay, dividends up to the holding company, which is discussed more below. Additionally, our liquidity may fluctuate due to changes in pledgeable investment securities in response to changes in loan and deposit balances.

Bank Midwest is prohibited from paying dividends to the holding company until December 2013. As a result, the holding company’s current sources of funds are limited to cash and cash equivalents on hand. The holding company may seek to borrow funds and raise additional capital, the success and terms of which will be subject to market conditions and other factors.

From our inception to date, we have not paid cash dividends to holders of our common stock.

Through September 30, 2011, stockholders’ equity has been most significantly impacted by the repurchase of 6,382,024 shares in 2010 in connection with achieving compliance following the January 6, 2010 and April 23, 2010 interpretive guidance issued on the FDIC Policy Statement, changes in unrealized gains on securities, net of tax, and the retention of earnings. Exclusive of the $127.6 million reduction in stockholders’ equity related to the stock repurchase in 2010, stockholders’ equity has increased $126.3 million since inception on June 16, 2009.

As was discussed under “—Regulatory Capital,” we have agreed to maintain capital levels of at least 10% tier 1 leverage ratio and 10% tier 1 risk-based capital ratio at Bank Midwest until December 2013, and, at September 30, 2011 and December 31, 2010, Bank Midwest exceeded all capital requirements to which it was subject.

Asset/Liability Management and Interest Rate Risk

The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maintaining and maximizing earnings and preserving adequate levels of liquidity and capital as established by the board of directors. The asset and liability management function is under the guidance of the Asset Liability Committee from direction of the board of directors. The Asset Liability Committee meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions and rates. The Asset Liability Committee also reviews the liquidity, capital, deposit mix, loan mix and investment positions of the Company.

The objective of interest rate risk management is to maximize net interest income while mitigating interest rate risk and the effects that interest rate fluctuations have on net interest income and on the net present value of the Company’s interest-earning assets and interest-bearing liabilities. Management and the board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposit, reinvestment/replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates by the shock amount rather than a gradual change in rates over a period of time that has historically been more realistic.

We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income.

Our interest rate risk model indicated that the Company was slightly asset sensitive in terms of interest rate sensitivity at September 30, 2011. The table below illustrates the impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income based on the interest rate risk model at September 30, 2011:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
100	8.74%
-100	-2.50%

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

The federal funds rate is the basis for overnight funding and the market expectations for changes in the federal funds rate influence the yield curve. The federal funds rate is currently at 0.25% and has been since

December 2008. Should interest rates decline further, net interest margin and net interest income would be compressed given the current mix of rate sensitive assets and liabilities.

As part of the asset/liability management strategy, management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase. Additionally, the scheduled maturity of our existing loan portfolio, particularly our covered loans, is generally short-term. The strategy with respect to liabilities has been to emphasize transaction accounts, particularly non-interest or low interest-bearing non-maturing deposit accounts which are less sensitive to changes in interest rates. In response to this strategy, non-maturing deposit accounts have been steadily increasing and totaled 43% of total deposits at September 30, 2011 compared to 35% at December 31, 2010. We currently have no brokered time deposits and intend to focus on our strategy of increasing non-interest or low interest-bearing non-maturing deposit accounts and accordingly, we have no current plans to use brokered deposits in the near future.

Off-Balance Sheet Activities

In the normal course of business, we are a party to various contractual obligations, commitments and other off-balance sheet activities that contain credit, market, and operational risks that are not required to be reflected in our consolidated financial statements. The most significant of these are the loan commitments that we enter into to meet the financing needs of clients, including commitments to extend credit, commercial and consumer lines of credit and standby letters of credit. Unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. We do not anticipate any material losses arising from commitments or contingent liabilities and we do not believe that there are any material commitments to extend credit that represent risks of an unusual nature. These financing commitments are detailed in the following table (in thousands):

	September 30, 2011			December 31, 2010
	Covered	Not Covered	Total	Covered	Not Covered	Total
Commitments to fund loans
Residential	$9	$9,841	$9,850	$—	$1,491	$1,491
Commercial and commercial real estate	704	113,918	114,622	17,780	55,147	72,927
Construction and land development	4,019	1,977	5,996	17,568	1,749	19,317
Credit card lines of credit	—	21,795	21,795	—	22,661	22,661
Unfunded commitments under lines of credit	14,576	83,647	98,223	571	108,879	109,450
Commercial and standby letters of credit	10,963	8,115	19,078	20,382	8,738	29,120

Total	$30,271	$239,293	$269,564	$56,301	$198,666	$254,967

Contractual Obligations

In addition to the financing commitments detailed above under “—Off-Balance Sheet Activities,” in the normal course of business, we enter into contractual obligations that require cash settlement. The following table summarizes the contractual cash obligations as of December 31, 2010 and the expected timing of those payments (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations	$—	$—	$—	$—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	601	3,350	3,411	5,268	12,630
Purchase obligations	5,396	12,549	5,892	—	23,837
Time deposits	1,771,976	441,243	46,477	4,321	2,264,017
Clawback liability	—	—	11,571	—	11,571

Total	$1,777,973	$457,142	$67,351	$9,589	$2,312,055

Impact of Inflation and Changing Prices

The primary impact of inflation on our operations is reflected in increasing operating costs and is reflected in non-interest expense. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do changes in the general rate of inflation and changes in prices. Interest rate changes do not necessarily move in the same direction, or have the same magnitude, as changes in the prices of goods and services. Although not as critical to the banking industry as many other industries, inflationary factors may have some impact on our ability to grow, total assets, earnings, and capital levels. We do not expect inflation to be a significant factor in the near future.

Select Historical Financial Data Derived from Assets Acquired and Liabilities Assumed

Pursuant to a request for relief submitted to, and not objected to by the SEC, the unaudited financial information presented below, in conjunction with the audited statements of assets acquired and liabilities assumed, is provided in lieu of certain historical financial information of the assets acquired and liabilities assumed as required by Rule 3-05 and Article 11 of Regulation S-X. The information presented below should be read in conjunction with the statements of assets acquired and liabilities assumed and the notes thereto for the respective transactions.

Hillcrest Bank

Prior to October 22, 2010, the former Hillcrest Bank operated as a commercial bank based in Overland Park, Kansas. Plagued by credit deterioration and diminished capital levels, Hillcrest Bank was ultimately seized by bank regulators and the FDIC was appointed as receiver, at which time the Company acquired selected assets and assumed selected liabilities of this failed bank. The acquisition and assumption of the Hillcrest Bank assets and liabilities served as the commencement of our banking operations.

The information provided below is derived from information and systems previously maintained and provided by the former Hillcrest Bank and the FDIC. The financial information presented is not indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed due to the loss-sharing agreements with the FDIC, the fair value adjustments taken at the time of acquisition and the related amortization and accretion of those fair value adjustments, where applicable, and due to significant operating strategy differences.

The table below presents information regarding the book balance at the October 22, 2010 acquisition date of acquired interest-earning assets, as well as the related fair value as recorded on the date of acquisition and the average months to maturity and the average effective yield on those assets (dollars in thousands):

	Book balance	Fair Value	Average Months to Maturity (1)	Average Effective Yield
Due from Federal Reserve Bank	$128,531	$128,531	0.0	0.3%
Investment securities	239,297	239,297	42.0	2.0%
Loans:
Commercial and industrial	155,530	126,071	16.0	6.6%
Commercial construction	173,313	132,995	11.7	5.6%
Commercial real estate	231,202	189,465	12.4	5.8%
Multifamily	76,642	67,088	25.2	4.3%
Land and development	342,928	233,032	10.1	5.5%
Single family residential	21,911	19,540	8.6	4.4%
Consumer	3,486	3,090	26.0	6.0%
Leases	11,382	10,061	33.0	12.5%

Total loans	$1,016,394	$781,342

Total interest-earning assets acquired	$1,384,222	$1,149,170

(1)	Mortgage-backed investment securities are presented at the estimated weighted average life based on various assumptions including prepayment speeds.

Inclusive of the $37.8 million gain on bargain purchase and the $170 million of capital infused upon consummation, the capital ratios of Hillcrest Bank, N.A. were as follows at the time of acquisition:

Tier 1 leverage ratio	13.11%
Tier 1 risk-based capital ratio	93.39%
Total risk-based capital ratio	93.39%

At the acquisition date, Hillcrest Bank was considered “well-capitalized” under all applicable regulatory capital ratios.

Bank Midwest

Prior to the Bank Midwest transaction, the acquired assets and assumed liabilities were operated by Dickinson Financial Corporation. Accordingly, the financial information presented below is based on information previously maintained and provided by DFC and is not inclusive of the fair value adjustments recorded upon consummation of the transaction. As such, the financial information presented is not necessarily indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed because of the required amortization and accretion of the fair value adjustments and differences in operating strategies.

The table below presents historical information relative to the average balances, interest earned and paid and average rates of interest earning assets acquired and interest bearing liabilities assumed in connection with the Bank Midwest acquisition (dollars in thousands):

	For the period January 1, 2010 through December 10, 2010			For the period January 1, 2009 through December 31, 2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest earning assets (1):
Loans receivable, net	$941,983	$47,142	5.31%	$940,458	$50,412	5.36%
Investment securities (2)	65,100	153	0.25%	147,422	369	0.25%

Total interest earning assets	$1,007,083	$47,295	4.98%	$1,087,880	$50,781	4.67%

Interest bearing liabilities:
Savings deposits and interest bearing checking	$618,099	$4,155	0.71%	$615,486	$5,316	0.86%
Time deposits	1,587,239	32,867	2.20%	1,764,891	58,888	3.34%
Federal funds purchased and securities sold under agreements to repurchase	34,263	110	0.34%	77,590	303	0.39%

Total interest bearing liabilities	$2,239,601	$37,132	1.76%	$2,457,967	$64,507	2.62%

(1)	The $1.4 billion of cash acquired by the Company was contributed by Dickinson Financial Corporation, the holding company of Bank Midwest, at the time of closing. As such, these amounts are not presented as overnight deposits.
(2)	Investment securities purchased included U.S. Treasury securities that served as collateral for securities sold under agreements to repurchase. Average balance of investment securities was estimated based on the average securities sold under agreements to repurchase and typical excess collateral positions of these instruments.

Loans

A further breakdown of the historical performance and composition of the acquired Bank Midwest loan portfolio is shown below, exclusive of fair value adjustments recorded at the time of acquisition (dollars in thousands):

	For the period from January 1, 2010 through December 10, 2010			For the twelve months ended December 31, 2009
	Average Balance	Yield	Effective Rate	Average Balance	Yield	Effective Rate
Commercial	$150,565	4.65%	4.64%	$163,633	4.02%	4.44%
Commercial Real Estate	411,116	5.59%	5.49%	409,127	5.61%	5.58%
Agriculture	65,204	4.90%	5.95%	59.625	5.64%	5.96%
Residential Real Estate	291,929	5.36%	5.28%	292,248	5.44%	5.43%
Consumer	23,169	4.79%	4.94%	15,825	5.44%	5.52%

Total	$941,983	5.30%	5.31%	$940,458	5.28%	5.36%

Core Deposit Intangible Asset

In assuming the deposit liabilities as part of the Bank Midwest acquisition, we believed that the customer relationships associated with the core deposits had an intangible value. This intangible value was measured in accordance with the guidance prescribed in ASC Topic 805/350, Business Combinations resulting in an initial estimated fair value of $21.7 million. Factors that were analyzed to determine the value of the core deposit intangible asset included type of deposit, interest rates in effect at the time of assumption of the deposits, deposit retention assumptions, age of the deposit relationships and the maturity schedules of the time deposits. This core deposit intangible asset will be amortized straight-line over its expected useful life of 7 years and will result in approximately $3.1 million of annual core deposit intangible amortization expense.

While the amortization of the core deposit intangible asset is a non-cash item and will not have a direct impact on cash flows or liquidity, it is considered to be a disallowed asset in the regulatory capital calculations and is a reduction to equity capital for those purposes. We do not expect that this will have a material adverse impact on our regulatory capital ratios.

We will review and test the core deposit intangible asset for impairment at least annually to ensure that no impairment has occurred. Should we determine that subsequent impairment has occurred, we would record the impairment expense in the period in which that determination is made in the consolidated statement of operations.

Deposits

In the Bank Midwest acquisition, $2.4 billion of deposits were assumed. The following table reflects the historical composition, by deposit type, and average rates paid on those deposits. Due to the limited historical data available on the specific deposits assumed, the average balances were calculated based on a simple average of month-end balances during the time periods shown and do not include the fair value adjustments recorded at the time of our assumption of these deposit liabilities (dollars in thousands):

	December 31, 2010		December 31, 2009
	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$242,432	0.00%	$233,488	0.00%
Interest bearing demand deposits	136,595	0.25%	130,839	0.27%
Money market	395,469	0.92%	399,227	1.13%
Savings	86,035	0.48%	85,420	0.50%
Time deposits	1,587,239	2.20%	1,764,891	3.34%

Total deposits	$2,447,769	1.60%	$2,613,864	2.46%

As of December 10, 2010, the assumed time deposits with balances over $100,000 had remaining maturities as follows (in thousands):

Due in 3 months or less	$78,928
Due in 3 to 6 months	94,195
Due in 6 to 12 months	142,958
Due over 12 months	31,716

Total	$347,797

Bank of Choice

Prior to the Bank of Choice acquisition, the Bank of Choice was operated as a community bank based in Greeley, Colorado. Bank of Choice was founded in 1997 and suffered significant credit quality deterioration and diminished capital levels, ultimately leading to its failure. On July 22, 2011, Bank of Choice was seized by bank regulators and the FDIC was appointed as receiver, at which time we acquired selected assets and assumed selected liabilities of this failed bank.

The information provided below is derived from information and systems previously maintained and provided by Bank of Choice and the FDIC. The financial information presented is not indicative of the financial condition or results of operations that may be expected from the assets acquired and liabilities assumed, the fair value adjustments taken at the time of acquisition and the related amortization and accretion of those fair value adjustments, where applicable, and due to significant operating strategy differences.

The table below presents information regarding the book balance at the July 22, 2011 acquisition date of acquired interest-earning assets, as well as the related fair value as recorded on the date of acquisition and the average months to maturity and the average effective yield on those assets (in thousands):

	Book Balance	Fair Value	Average Months to Maturity	Average Effective Yield
Due from Federal Reserve Bank	$402,005	$402,005	0.0	0.3%
Investment securities	144,209	144,209	66.0	2.3%
Loans:
Commercial and industrial	75,817	69,020	33.4	5.8%
Commercial construction	124,005	90,797	22.1	5.7
Commercial real estate	100,198	87,877	5.9	6.5%
Agriculture	16,419	15,819	80.4	6.0%
Single family residential—investment	50,232	44,173	51.5	6.3%
Single family residential—owner occupied	47,342	41,877	18.2	6.1%
Consumer	18,130	13,618	44.0	6.5%
Leases	761	751	35.0	5.9%

Total loans	$432,904	$363,931

Total interest-earnings assets acquired	$979,118	$910,145

BUSINESS

Summary

NBH Holdings Corp. is a bank holding company that was incorporated in the State of Delaware in June 2009. In October 2009, we raised approximately $1.1 billion through a private offering of our common stock. We are executing a strategy to create long-term stockholder value through the acquisition and operation of community banking franchises and other complementary businesses in our targeted markets. We believe these markets exhibit attractive demographic attributes, are home to a substantial number of troubled financial institutions and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our emphasis is on creating meaningful market share with strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns.

We believe we have a disciplined approach to acquisitions, both in terms of the selection of targets and the structuring of transactions, which has been exhibited by our four acquisitions to date. As of September 30, 2011, after giving effect to the Community Banks of Colorado acquisition on October 21, 2011, we had approximately $6.6 billion in assets, $5.3 billion in deposits and $1.1 billion in stockholders’ equity. We currently operate a network of 103 full-service banking centers, with the majority of those banking centers located in the greater Kansas City region and Colorado. We believe that our established presence positions us well for growth opportunities in our current and complementary markets.

We have a management team consisting of experienced banking executives led by President and Chief Executive Officer G. Timothy Laney. Mr. Laney brings 29 years of banking experience, 24 of which were at Bank of America in a wide range of executive management roles, including serving on Bank of America’s Management Operating Committee. In late 2007, Mr. Laney joined Regions Financial as Senior Executive Vice President and Head of Business Services. Mr. Laney leads our team of executives that have significant experience in completing and integrating mergers and acquisitions and operating banks. Additionally, our board of directors, led by Chairman Frank Cahouet, the former Chairman, President and Chief Executive Officer of Mellon Financial, is highly accomplished in the banking industry and includes individuals with broad experience operating and working with banking institutions, regulators and governance considerations.

Our Acquisitions

Since October 2010, we have completed four acquisitions. We established our presence in the greater Kansas City region through two complementary acquisitions completed in the fourth quarter of 2010. On October 22, 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank of Overland Park, Kansas from the FDIC. Through this transaction, we acquired nine full-service banking centers and 32 retirement center locations, which are predominantly located in the greater Kansas City region but also include one full-service banking center and six retirement centers in Colorado and two full-service banking centers and six retirement centers in Texas. Retirement centers offer full-service banking services to residents in retirement communities that value convenience and relationship banking. The centers are designed to be efficient and are located within the premises of each community center and typically measure approximately 130 square feet. They are staffed with a part time banker and open for 3 hours per day to offer consumer banking services. The products and services are centered on traditional depository services, including checking, money market, and time deposit accounts. We do not have any current plans to further develop this business line.

On December 10, 2010, we completed our acquisition, without FDIC assistance, of a portion of the franchise of Bank Midwest, N.A., which consisted of select performing loans and client deposits, and included 39 full-service banking centers. As a result of these acquisitions, at June 30, 2011 (the last date as of which data are available), we were the sixth largest depository institution in the Kansas City MSA ranked by deposits with a 5.2% deposit market share according to SNL Financial.

We expanded in the Colorado market through two complementary acquisitions beginning with the purchase of selected assets and assumption of selected liabilities of Bank of Choice, a state chartered commercial bank based in Greeley, Colorado, from the FDIC on July 22, 2011, which included 16 full-service banking centers. On October 21, 2011, we acquired selected assets and assumed selected liabilities of Community Banks of Colorado, a state chartered bank based in Greenwood Village, Colorado, from the FDIC, which included 35 full-service banking centers in Colorado and four in California. The Community Banks of Colorado acquisition enhanced our penetration into the Colorado market, giving us a combined network of 52 full-service banking centers in that state and ranking us as the sixth largest depository institution by deposits with a 2.2% deposit market share as of June 30, 2011 (the last date as of which data are available) according to SNL Financial.

The following table summarizes certain highlights of our four acquisitions to date as of each’s acquisition date:

	Community Banks of Colorado (1)	Bank of Choice	Bank Midwest	Hillcrest Bank
Date Acquired	October 21, 2011	July 22, 2011	December 10, 2010	October 22, 2010

FDIC-assisted	Yes	Yes	No	Yes

Loss Share	Yes (2)	No	No	Yes (3)

Full-Service Banking Centers	39	16	39	9 (and 32 retirement centers)

Deposits (millions)	$1,186	$760	$2,386	$1,234

Assets (millions)	$1,219	$952	$2,426	$1,377

Primary Market	Colorado	Colorado	Greater Kansas City Region	Greater Kansas City Region

(1)	Community Banks of Colorado was acquired on October 21, 2011 and amounts shown are estimated fair value amounts that are subject to refinement until initial fair values can be determined.
(2)	Commercial Shared-Loss Agreement.
(3)	Single Family Loss-Share Agreement and Commercial Shared-Loss Agreement.

We believe we have a disciplined approach to acquisitions, which has been exhibited in our transactions to date. We believe that we have established critical mass in our current markets and have structured acquisitions that limit our credit risk, which has positioned us for attractive risk-adjusted returns. Further details of our acquisitions appear below.

Hillcrest Bank

On October 22, 2010, we acquired selected assets and assumed selected liabilities of Hillcrest Bank from the FDIC, as receiver. Hillcrest Bank was a state-chartered non-member bank, established on December 3, 1975 as Oak Park National Bank that subsequently changed its name to Oak Park Bank on May 1, 1987 and to Hillcrest Bank on January 1, 1997. Included in the transaction were 41 banking centers, 26 of which are in the greater Kansas City region (six of which are traditional banking centers and 20 of which are banking centers located within senior living facilities that provide convenient, limited scope banking services consisting primarily of time deposits to the employees and residents of these senior living facilities), eight of which are in Texas (two of which are full service banking centers and six of which are in senior living facilities) and seven of which are in Colorado (one of which is full service banking center and six of which are in senior living facilities).

The Hillcrest Bank acquisition gave the Company assets with a fair value of $1.3 billion, including $820 million of loans (with a corresponding unpaid principal balance, or UPB, of $1.0 billion), $235 million of marketable investment securities, $134 million of cash and cash equivalents, and $153 million of other assets. Liabilities with a fair value of $1.3 billion were also assumed, including $1.2 billion of non-brokered deposits, $84 million of FHLB advances, and $25 million of other liabilities. The acquisition excluded deposits of $250 million that were retained by the FDIC, and the FDIC made a cash contribution of $183 million to us as part of the transaction.

The FDIC has agreed to absorb a portion of all future credit losses and workout expenses through a loss sharing arrangement that covers single-family mortgage loans for a period of 10 years and commercial loans, including OREO, for a period of five years (excluding $2.1 million in consumer loans as of September 30, 2011). The coverage amounts are subject to loss thresholds as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	up to $295,592	60%	1	up to $4,618	60%
2	$295,592-405,293	0%	2	$4,618-8,191	30%
3	>405,293	80%	3	>$8,191	80%

We acquired other Hillcrest Bank assets that are not covered by the loss sharing arrangement with the FDIC, including cash, certain investment securities acquired at fair market value and other tangible assets. The loss sharing arrangement does not apply to subsequently acquired, purchased or originated assets. At September 30, 2011, the covered assets consisted of assets with a book value of $595.5 million. The total UPB (or for OREO, the carrying amount) of the covered assets at September 30, 2011 was $811.3 million. In connection with the Hillcrest Bank acquisition, we created the newly chartered Hillcrest Bank, National Association to hold the acquired assets. Hillcrest Bank, National Association was later merged into Bank Midwest as described under the heading “—The Restructuring.”

Bank Midwest

In July 2010, we agreed to acquire, and on December 10, 2010 we completed, the acquisition of certain assets and liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by Dickinson Financial Corporation, a privately held bank holding company located in Kansas City, Missouri. The acquired assets and assumed liabilities included 39 of Bank Midwest’s 58 banking centers, $2.4 billion of Bank Midwest’s $3.3 billion of deposits and approximately $908 million of Bank Midwest’s $2.4 billion of loans, and the rights to the name “Bank Midwest.”

Of the 39 banking centers included in the transaction, 25 are in the greater Kansas City region and the remaining 14 are elsewhere in Missouri. The transaction excluded all of Bank Midwest’s banking centers that were located in Wal-Mart locations, deposits of $862 million and all non-accrual loans and OREO, which were retained by Dickinson Financial Corporation.

The Bank Midwest acquisition gave us assets with a fair value of $2.4 billion, including $882 million of loans (with a corresponding unpaid principal balance, or UPB, of $908 million), $1.4 billion of cash and cash equivalents and $174 million of other assets. Liabilities with a fair value of $2.4 billion were also assumed, including $2.4 billion of non-brokered deposits and $40 million of other liabilities. In connection with the Bank Midwest acquisition, we established the newly chartered Bank Midwest, National Association to hold the acquired assets.

As a result of the Hillcrest and Bank Midwest acquisitions, we were, at June 30, 2011 (the last date as of which data are available), the sixth largest depository institution in the Kansas City MSA ranked by deposits with a 5.2% deposit market share, according to SNL Financial.

Bank of Choice

On July 22, 2011, our wholly owned bank subsidiary, Bank Midwest, acquired selected assets and assumed selected liabilities of Bank of Choice from the FDIC as receiver. Bank of Choice was a Colorado state chartered commercial bank established in 1896 and based in Greeley, Colorado. Included in this transaction were 16 full-service banking centers in Colorado.

The Bank of Choice acquisition gave the Company assets with a fair value of $952 million, including $364 million of loans (with a corresponding UPB, of $447 million), $144 million of investment securities, $402 million of cash and cash equivalents, and $42 million of other assets. Liabilities with a fair value of $889 million were also assumed, including $760 million of non-brokered deposits, $117 million of FHLB advances, and $12 million of other liabilities.

We did not enter into a loss sharing agreement with the FDIC on the Bank of Choice acquisition, but rather the FDIC contributed a payment of $272 million, consisting of a $172 million asset discount and approximately $100 million for the difference in liabilities assumed and assets acquired.

Community Banks of Colorado

On October 21, 2011, our wholly owned bank subsidiary, Bank Midwest, acquired selected assets and assumed selected liabilities of Community Banks of Colorado from the FDIC as receiver. Community Banks of Colorado was a Colorado state-chartered, Fed-member, commercial bank established in 1973 as Bank of Cripple Creek and later changed its name to Community Banks of Colorado in 1995 and was based in Greenwood Village, Colorado. Included in this transaction were 39 full-service banking centers, 35 of which are in Colorado, and 4 of which are in California.

Not giving effect to any subsequent modification for purposes of acquisition accounting, the Community Banks of Colorado acquisition gave the Company assets of approximately $1.2 billion, including $800 million of loans and $1.2 billion million of non-brokered deposits.

The FDIC has agreed to absorb a portion of all future credit losses and workout expenses through a loss sharing arrangement that covers the large majority of the Community Bank of Colorado’s commercial loans and OREO ($726 million) for a term of five years. The loss sharing arrangement does not cover any losses on single family residential loans or selected commercial real estate loans ($122 million).

Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $204,194	80%
2	$204,195-$308,020	30%
3	$308,021-$642,373	80%

With the Bank of Choice and Community Banks of Colorado acquisitions, we substantially increased our presence in Colorado, becoming the sixth largest depository institution in Colorado ranked by deposits with a 2.2% deposit market share as of June 30, 2011 (the last date as of which data are available), according to SNL Financial. We believe this market and our position in it offers attractive growth potential due to the number of distressed banks, retrenching competitors and attractive demographic characteristics.
The Restructuring

In connection with the Hillcrest Bank and Bank Midwest acquisitions, we established two newly chartered banks, Hillcrest Bank, N.A. and Bank Midwest, N.A. Subsequently, Bank Midwest, N.A. acquired Bank of Choice and Community Banks of Colorado. In November 2011, we merged Hillcrest Bank, N.A. into Bank Midwest, N.A., consolidating our banking operations under a single charter. Through our subsidiary Bank Midwest, N.A., we operate under the following brand names: Bank Midwest in Kansas and Missouri, Community Banks of Colorado and Bank of Choice in Colorado, Community Banks of Colorado in California and Hillcrest Bank in Texas. We believe that conducting our banking operations under a single charter streamlines our operations and enables us to more effectively and efficiently execute our growth strategy. We plan to change the legal name of Bank Midwest, N.A. to NBH Bank, N.A. in early 2012. Further, we expect to change our legal name from NBH Holdings Corp. to National Bank Holdings Corp.

Market Area

Market Criteria

We focus on markets that we believe are characterized by some or all of the following:

•	Attractive demographics with household income and population growth above the national average

•	Concentration of business activity

•	High quality deposit bases

•	Advantageous competitive landscape that provides opportunity to achieve meaningful market presence

•	A significant number of troubled banking institutions

•	Lack of consolidation in the banking sector and corresponding opportunities for add-on transactions

•	Markets sizeable enough to support our long-term growth objectives

Current Markets

Our current markets are broadly defined as the greater Kansas City region and Colorado. Our specific emphasis is on the I-35 corridor surrounding the Kansas City MSA and the Colorado Front Range corridor, defined as the Denver, Boulder, Colorado Springs, Fort Collins and Greeley MSAs. The table below describes certain key statistics regarding our presence in these markets as of June 30, 2011 (the last date as of which data are available), adjusted to reflect our acquisitions of Bank of Choice and Community Banks of Colorado.

States	Deposit Market Share Rank(1)	Banking Centers(1)	Deposits (millions of dollars)(1)	Deposit Market Share (%) (1)
Missouri	9	42	$2,246.6	1.7%
Colorado	6	58	2,077.1	2.2
Kansas	12	24	909.2	1.5

MSAs	Deposit Market Share Rank (1)	Banking Centers(1)	Deposits (millions of dollars) (1)	Deposit Market Share (%) (1)
Kansas City, MO-KS	6	50	$2,269.8	5.2%
Denver-Aurora-Broomfield, CO	12	21	887.0	1.5
Greeley, CO	2	5	301.7	10.3
Saint Joseph, MO-KS	3	4	268.3	12.9
Maryville, MO	2	3	162.5	31.7
Kirksville, MO	2	2	157.1	25.3
Fort Collins-Loveland, CO	13	4	104.3	2.2

(1)	Note: Excludes our Texas and California operations and MSAs in which we have less than $100 million in deposits.
Source:	SNL Financial as of June 30, 2011, except Banking Centers.

We believe that these markets have highly attractive demographic, economic and competitive dynamics that are consistent with our objectives and favorable to executing our acquisition and organic growth strategy. The table below describes certain key demographic statistics regarding these markets.

Markets	Deposits (billions of dollars)	# of Businesses (thousands)	Population (millions)	Population Density (# / sq. mile)	Population Growth (1) (%)	Median Household Income (dollars)	Median Household Income Growth (1) (%)	Top 3 Competitor Combined Deposit Market Share (%)
Kansas City, MO-KS
MSA	43.6	75.1	2.1	261.1	11.7	60,442	32.0	36
CO Front Range(2)	78.2	161.5	4.1	275.5	20.3	66,668	32.5	51
U.S.				88.0	10.6	54,442	29.1	55	(3)

(1)	Population growth and median household income growth are for the period 2000 through 2010.
(2)	CO Front Range is a population weighted average of the following Colorado MSAs: Denver, Boulder, Colorado Springs, Fort Collins and Greeley.
(3)	Based on U.S. Top 20 MSAs (determined by population).

Source: SNL Financial as of June 30, 2011.

Prospective Markets

We believe there is significant opportunity to both enhance our presence in our current markets and enter new complementary markets that meet our objectives. As we evaluate potential acquisition opportunities, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues. As of September 30, 2011, 58 banks in our current markets and in surrounding states had Texas Ratios either (1) in excess of 100% or (2) less than 0%. Texas Ratio is a key measure of a bank’s financial health and is defined as the sum of nonperforming assets (nonaccrual loans and OREO) and loans 90 days or more past due and still accruing divided by the sum of the bank’s tangible common equity and loan loss reserves. If a bank’s Texas Ratio is negative, it indicates that the bank has negative equity and is therefore generally considered insolvent and also a potential acquisition target. We believe this dynamic will provide ongoing opportunities for us to continue to execute our acquisition strategy over the next several years.

The table below highlights banks with a Texas Ratio either (1) in excess of 100% or (2) less than 0% in our current markets and surrounding states:

	# of Banks	Total Assets ($ millions)	Total Deposits ($ millions)
By Urban Corridor
Kansas City MSA	12	$6,033	$4,631
Colorado Front Range	7	2,081	1,937

Urban Corridor Total	19	8,115	6,568

By Current States
Missouri	21	$12,076	$10,424
Kansas	9	5,862	4,426
Colorado	11	3,451	3,156

Current States Total	41	21,390	18,005

Surrounding States (Iowa, Montana, Nebraska, Wyoming, South and North Dakota)
Surrounding States Total	17	6,153	5,194

Current States & Surrounding States Total	58	$27,543	$23,199

Source: SNL Financial as of September 30, 2011.

Our Competitive Strengths

•

Leading risk-adjusted operating and expense performance—Since the fourth quarter of 2010, the beginning of our operating history, we have been able to achieve profitability. In the first nine months of 2011, we have had leading risk-adjusted operating and expense performance for a bank of our size, as measured by our top quartile rank among U.S. bank holding companies with $3 billion to $10 billion of total assets in terms the following metrics.

(Nine months ended September 30, 2011)	Pre-Tax Pre-Provision Net Revenue (1)/ Risk Weighted Assets	Non-Interest Expense/ Average Assets
NBH (2)	3.38%	2.58%
Median of U.S. bank holding companies with $3.0 to $10.0 billion in Total Assets	2.26	2.92
1st Quartile Cut-Off	2.96%	2.58%

Source: SNL Financial

(1)	Pre-provision net revenue is a non-GAAP financial measure, which we use as a supplemental measure to evaluate our performance. We believe that the most comparable GAAP financial measure calculated in accordance with GAAP to the ratios of pre-tax pre-provision net revenue to risk weighted assets is the ratio of net income to risk weighted assets, which was 0.84% for the nine months ended September 30, 2011. For a reconciliation of all non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—About Non-GAAP Financial Measures.”
(2)	For comparability purposes, pre-provision net revenue and non-interest expense for NBH are adjusted to exclude compensation expense with respect to equity grants in connection with the formation of our management team through September 30, 2011 and the impact of the bargain purchase gain and expenses related thereto. Information with respect to bank holding companies included in the comparative subset has not been adjusted to exclude any stock based compensation or the impact of the bargain purchase gain or expenses related thereto.

We believe our ability to operate efficiently is enhanced by our centralized management structure, our access to attractive labor and real estate costs in our markets, and an infrastructure that is unencumbered by legacy systems. Furthermore, we anticipate additional expense synergies from the integration of our recent acquisitions, which be believe will enhance our financial performance.

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Disciplined focus on building meaningful scale in attractive markets. We believe our current and prospective markets present substantial acquisition and long-term organic growth opportunities, based on the number of distressed banks, retrenching competitors and attractive demographic characteristics. We are actively executing on our strategy to build further scale in our markets and, as of June 30, 2011 (the last date as of which data are available), according to SNL Financial, after giving effect to the Bank of Choice and Community Banks of Colorado acquisitions:

•	over 77% of our deposits were concentrated in the Kansas City MSA and Colorado;

•	we were ranked as the sixth largest depository institution in the Kansas City MSA with a 5.2% deposit market share; and

•	we were ranked as the sixth largest depository institution in Colorado with a 2.2% deposit market share.

•	Attractive risk profile. Nearly our entire loan portfolio has been subjected to acquisition accounting adjustments and, in some cases, is also subject to loss sharing arrangements with the FDIC:

•	as of September 30, 2011, approximately 94% of our loans (by dollar amount) were acquired loans and all of those loans were adjusted to their estimated fair values at the time of acquisition;

•	as of September 30, 2011, 33.7% of our loans and 60% of our OREO (each by dollar amount) were covered by a loss sharing arrangement with the FDIC; and

•	for our Bank Midwest acquisition, we selected the acquired assets based on comprehensive due diligence and purchased only select performing loans and client deposits.

We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

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Expertise in FDIC-assisted and unassisted troubled-bank transactions. We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

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Experienced and respected management team and board of directors. Our management team is led by Mr. Laney, a 29-year veteran of the banking industry with significant experience in running complex franchises at both Bank of America and Regions Financial. Mr. Laney leads a respected executive team of bankers with extensive experience at nationally recognized financial institutions who have, on average, 31 years banking experience and have, collectively, completed 38 acquisitions worth over $172.1 billion in assets. Most of our management team members have extensive experience working together at Bank of America or Citizens Financial Group. In addition, our board of directors, led by Chairman Frank Cahouet, is highly accomplished and well versed in the banking industry and provides substantial expertise and experience and valuable perspective to our growth and operating strategies.

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New operating platform implemented and positioned for growth. We have invested in our infrastructure and technology through the implementation of an efficient, industry-leading, scalable platform that supports our risk management activities and our potential for significant future growth and new product offerings. We have centralized our operational functions in Kansas City, which has desirable cost and labor market characteristics. We have built enterprise-wide finance and risk management capabilities that we expect will afford efficiencies as we grow. As we continue to pursue acquisitions, we will seek to integrate new banks quickly and seamlessly convert them to our platform, with a focus on exceeding expectations of our clients and employees while keeping our operating costs low.

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Available capital to support growth. As of September 30, 2011, adjusted to reflect the acquisition of Community Banks of Colorado as well as the net proceeds that we expect to receive from this offering, we had approximately $         million of excess capital available on a consolidated basis to continue to implement our acquisition strategy and to support growth in our existing banking franchises. As of September 30, 2011, our capital ratios exceeded both regulatory guidelines and the level at which we would expect to operate long-term following the deployment of our excess capital.

Our Business Strategy

Our strategic plan is to become a leading regional bank holding company through selective acquisitions, including distressed and undercapitalized banking institutions that have stable core franchises and significant local market share as well as other complementary businesses, while structuring the transactions to limit risk. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. Additionally, our acquisition strategy is to identify markets that are relatively unconsolidated, establish a meaningful presence within those markets, and take advantage of the operational efficiencies and enhanced market position. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

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Disciplined acquisitions. We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

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Attractive markets. We seek to acquire banking franchises in markets that exhibit attractive demographic attributes. Our focus is on comparatively healthy business markets that are home to a substantial number of troubled institutions for which we believe there are a limited number of potential acquirors. Additionally, we seek banking markets that present favorable competitive dynamics and a lack of consolidation in order to position us for long-term growth. We believe that our two current markets—the greater Kansas City region and Colorado—meet these objectives. We intend to continue to make banking acquisitions in these markets and in complementary markets to expand our existing franchise.

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Focus on client-centered, relationship-driven banking strategy. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small- and mid-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete array of loan, deposit and treasury management products and services.

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Expansion through organic growth and enhanced product offerings. We believe that our focus on attractive markets will provide long-term opportunities for organic growth, particularly in an improving economic environment. We also believe that our focus on serving consumers and small- to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income.

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Operating platform and efficiencies. We intend to continue to utilize our comprehensive underwriting and risk management processes and a state-of-the-art, scalable technology platform to support and integrate future growth and realize operating efficiencies throughout our enterprise.

We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating acquisitions (including FDIC-assisted transactions) creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Products and Services

Through Bank Midwest, our primary business is to offer a full range of traditional banking products and financial services to both our commercial and consumer customers, who currently are predominantly located in Kansas, Missouri and Colorado. We offer a full array of lending products to cater to our customers’ needs, including, but not limited to, small business loans, equipment loans, term loans, asset-backed loans, letters of credit, commercial lines of credit, residential mortgage loans, home equity and consumer loans. We also offer traditional depository products, including commercial and consumer checking accounts, non-interest-bearing demand accounts, money market deposit accounts, savings accounts and time deposit accounts and cash management services.

We offer a high level of personalized service to our customers through our relationship managers and banking center personnel. We believe that a banking relationship that includes multiple services, such as loan and deposit services, on-line banking solutions and treasury management products and services, is the key to profitable and long-lasting customer relationships and that our local focus and local decision making provide us with a competitive advantage over banks that do not have these attributes.

Lending Activities

Our primary strategic objective is to serve small- to medium-sized businesses in our market with a variety of unique and useful services, including a full array of commercial mortgage and non-mortgage loans. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their individual clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small- and medium-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete suite of loan, deposit and treasury management products and services. We strive to do business in the areas served by our banking centers, which is also where our marketing is focused, and the vast majority of new our loan customers are located in existing market areas.

Our loan portfolio includes commercial and industrial loans, consumer loans, commercial real estate loans, residential real estate loans and agricultural loans. The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower’s market or industry segment. Attributes of the relevant business market or industry segment include the competitive environment, customer and supplier power, threat of substitutes and barriers to entry and exit. Our credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio.

Our credit policy also provides detailed procedures for making loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to our fair lending policy. Our credit policy addresses the common credit standards for making loans to individuals, the credit analysis and financial statement requirements, the collateral requirements, including insurance coverage where appropriate, as well as the documentation required. Our ability to analyze a borrower’s current financial health and credit history, as well as the value of collateral as a secondary source of repayment, when applicable, are significant factors in determining the creditworthiness of loans, to individuals. We have also adopted formal credit policies regarding our underwriting procedures for other loans including commercial and commercial real estate loans. We require various levels of internal approvals based on the characteristics of such loans, including the size, nature of the exposure and type of collateral if any. We believe that the procedures required by our credit policies enhance internal responsibility and accountability for underwriting decisions and permit us to monitor the performance of credit decisioning. For more detail on our credit policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality.”

As of September 30, 2011, approximately 56.8% of our total portfolio was variable rate loans, approximately 43.2% of our total loan portfolio was fixed rate loans and less than 0.89% of our total loan portfolio was unsecured. As of September 30, 2011, of the loans we had originated, approximately 24.4% were variable rate loans and approximately 75.6% were fixed rate loans.

Commercial and Industrial Loans. We originate commercial and industrial loans and leases, including working capital loans, equipment loans and other commercial loans and leases. The terms of these loans vary by purpose and by type of underlying collateral, if any.

Working Capital Loans. Working capital loans generally have terms of up to one year and have variable interest rates priced over the prime rate as published in the Wall Street Journal or LIBOR. The loans are usually secured by accounts receivable and inventory and carry the personal guarantees of the principals of the business.

In some cases, we use an independent third party to assess and recommend appropriate advance rates (i.e., how much we will lend) based on the liquidation value of collateral. Additionally, we may use third-party monitoring of advance rates in some cases. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash.

Equipment Loans. Equipment loans have terms of up to three to five years and are amortized over the terms of the loans. Interest rates are either fixed or variable with variable rate loans priced over the prime rate as published in the Wall Street Journal or LIBOR. Equipment loans are generally secured by the financed equipment at advance rates that we believe are appropriate for the equipment type.

In our credit underwriting process, we carefully evaluate the borrower’s industry, operating performance, liquidity and financial condition. We underwrite credits based on multiple repayment sources, including operating cash flow, liquidation of collateral and guarantor support, if any. As of September 30, 2011, approximately 95.6% of our commercial and industrial loans were secured and a significant portion of those loans were supported by personal guarantees. We closely monitor the operating performance, liquidity and financial condition of borrowers through analysis of periodic financial statements and meetings with the borrower’s management. As part of our credit underwriting process, we also review the borrower’s total debt obligations on a global basis. As of September 30, 2011, we had $249.1 million in commercial and industrial loans and leases outstanding, comprising approximately 15.6% of our total loan portfolio. During the nine months ended September 30, 2011, we originated and closed $9.0 million of commercial and industrial loans, which was approximately 10.6% of total loans originated for portfolio investment during that period.

Consumer Loans. We offer a variety of consumer loans, including loans to banking center customers for consumer and business purposes, to meet customer demand and to increase the yield on our loan portfolio. All of our newly originated loans are on a direct to consumer basis. Consumer loans are loans, are structured as small personal lines of credit and terms loans, with the latter generally bearing interest at a higher rate and having a shorter term than residential mortgage loans. Consumer loans are both secured (for example by deposit accounts, brokerage accounts or automobiles) and unsecured and carry either a fixed rate or variable rate.

Examples of our consumer loans include:

•	home improvement loans not secured by real estate;

•	new and used automobile loans; and

•	personal lines of credit.

As of September 30, 2011, we had $30.6 million in consumer loans outstanding, comprising 1.9% of our total loan portfolio. During the nine months ended September 30, 2011, we originated and closed $13 million of consumer loans, which was approximately 15% of total loans originated for portfolio investment during that period.

Real Estate Loans. Our real estate loans consist of commercial real estate loans and residential real estate loans.

Commercial Real Estate Loans. Commercial real estate loans, or CRE loans, consist of loans to finance the purchase of commercial real estate, loans to finance inventory and working capital that are secured by commercial real estate and construction and development loans.

Our CRE loans include loans on 1-4 family construction properties, commercial properties such as office buildings, strip malls, or free standing commercial properties, multi-family and investor properties and raw land development loans.

These loans are typically secured by a first lien mortgage on multi-family, office, warehouse, hotel or retail property plus assignments of all leases related to the properties. These loans are generally divided into two categories: loans to commercial entities that will occupy most or all of the property (described as “owner-occupied”) and non-owner occupied loans. In the case of owner-occupied loans, we are usually the primary provider of financial services for the company and/or the principals. Underwriting guidelines generally require borrowers to contribute cash equity that results in an 80% or less loan-to-value ratio on owner-occupied properties and a 75% or less loan-to-value ratio on non-owner occupied properties. Debt service coverage ratios are also required to comply with our standards. Exceptions to these guidelines are infrequent and are justified based on other credit factors. Substantially all CRE loans require regular monthly amortization of principal and are amortizing over 15 to 25 years with maturity dates that generally do not exceed 3-5 years. These loans are either fixed rate or variable rate priced over the prime rate as published in the Wall Street Journal or LIBOR. We seek to reduce the risks associated with commercial mortgage lending by focusing our lending in our primary markets and obtaining financial statements or tax returns or both from borrowers and guarantors at regular intervals. It is also our policy to obtain personal guarantees from the principals of the borrowers.

Outside of owner-occupied CRE loans that are repaid through the cash flows generated by the borrowers’ business operations, commercial real estate is not a focus in our lending strategy. As of September 30, 2011, we had $870 million in CRE loans outstanding, comprising approximately 54.4% of our total loan portfolio. During the nine months ended September 30, 2011, we originated and closed $9 million of CRE loans, which was approximately 10% of total loans originated for portfolio investment during that period.

Residential Real Estate Loans. Residential real estate loans consist of loans secured by the primary or secondary residence of the borrower. These loans consist of closed loans, which are typically amortizing over a 10 to 30 year term. We also offer open-ended home equity loans, which are loans secured by secondary financing on residential real estate. Our loan-to-value benchmark for these loans is below 80% at inception along with satisfactory debt-to-income ratios. Residential real estate loans are offered with fixed rates or variable rates priced over U.S. Treasury indices or the prime rate as published in the Wall Street Journal.

Our primary focus is to maintain and expand relationships with realtors and other key contacts in the residential real estate industry in order to originate new mortgages. As of September 30, 2011, we had a total of $380 million in outstanding residential real estate loans, comprising 23.8% of our total loan portfolio. During the nine months ended September 30, 2011, we originated and closed $49 million of residential real estate loans, which was approximately 55% of total loans originated for portfolio investment during that period.

Agricultural Loans. Agricultural loans consist of loans to farmers and other agricultural businesses to finance agricultural production. The principal source of repayment on these loans is the crops raised and sold at the end of the harvest season. Agricultural loans include term loans to finance agricultural land and equipment, as well as short term lines to support crop production. Loans to finance agricultural land are amortized over 15 to 25 years, typically with three to five year maturities. Loans to finance agricultural equipment are amortized over five to ten years, typically with three to five year maturities. Pricing may be fixed rate or variable rate priced over LIBOR or the prime rate as published in the Wall Street Journal. We leverage specialists to ensure consistent, disciplined underwriting and structuring of agricultural loans. As of September 30, 2011, we had a total of $67.9 million in outstanding agricultural loans, comprising 4.3% of our total loan portfolio. During the nine months ended September 30, 2011, we originated and closed $7.8 million of agricultural loans, which was approximately 8.7% of total loans originated for portfolio investment during that period.

Deposit Products and Other Funding Sources

We offer a variety of deposit products to our customers, including checking accounts, savings accounts, money market accounts and other deposit accounts, including fixed-rate, fixed maturity retail time deposits ranging in terms from 30 days to five years, individual retirement accounts, and non-retail time deposits consisting of jumbo certificates greater than or equal to $100,000. As of September 30, 2011, our deposit portfolio was comprised of 11.2% non-interest bearing deposits and 56.9% time deposits. We intend to continue our efforts to attract deposits from our business lending relationships in order to maintain our low cost of funds and improve our net interest margin.

Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. Our deposits are primarily obtained from areas surrounding our banking centers. In order to attract and retain deposits, we rely on providing quality service and introducing new products and services that meet our customers’ needs.

Financial Products & Services

In addition to traditional banking activities, we provide other financial services to our customers, including: internet banking, wire transfers, automated clearing house services, electronic bill payment, lock box services, remote deposit capture services, courier services, merchant processing services, cash vault, controlled disbursements, positive pay and cash management services (including account reconciliation, collections and sweep accounts).

Competition

The banking landscape in our primary markets of Colorado, Kansas and Missouri is highly competitive and quite fragmented, with many small banks having limited market share while the large out of state national and super-regional banks control the majority of deposits and profitable banking relationships. We compete actively with national, regional and local financial services providers, including banks, thrifts, credit unions, mortgage bankers and finance companies. Our largest banking competitors in the Kansas City MSA are UMB, Commerce, US Bank, Bank of America, Valley View, Capitol Federal, Central Bancompany, CCB Financial Corp, Enterprise Financial Services Corp, and our largest competitors in Colorado are Wells Fargo, FirstBank, JPMorgan Chase, U.S. Bank, Bank of the West, KeyBank, Alpine Bank, Compass Bank, Vectra Bank, First National Bank of Colorado and Zions Bank.

Competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a growing variety of traditional brick and mortar banks and nontraditional alternatives, such as online banks. Competition among providers is based on many factors. We believe the most important of these competitive factors that determine success are our consumer bankers’ focus on knowing their individual clients in order to best meet their financial needs and our commercial bankers’ focus on small- and medium-sized businesses with an advisory approach that emphasizes understanding the client’s business and offering a complete array of loan, deposit and treasury management products and services. The primary factors driving commercial and consumer competition for loans and deposits are interest rates, the fees charged, customer service levels and the range of products and services offered. In addition, other competitive factors include the location and hours of our branches and customer service orientation of our employees.

We recognize that there are banks with which we compete that have greater financial resources, access to capital and lending capacity than we do and offer a wider range of deposit and lending instruments than we do. However, given our existing capital base, which should be enhanced as a result of this offering, we expect to be able to meet the majority of small- to medium-sized business and consumer credit needs. As of September 30, 2011, our legal lending limit to any one customer was $134.1 million and our house limit to any one customer was $20.0 million. Taking into account the estimated net proceeds of this offering and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock from us, our legal lending limit would increase to approximately $             million.

Employees

At December 1, 2011, we had 1,178 full-time employees and 30 part-time employees.

Facilities and Real Estate

We currently lease approximately 300 square feet of office and operations space in Boston, Massachusetts, for our principal executive offices and approximately 70,242 square feet of office and operations space in Kansas

City, Missouri. At September 30, 2011, adjusted to reflect our acquisition of Community Banks of Colorado on October 21, 2011, we operated 45 full-service banking centers in Kansas and Missouri, 51 in Colorado, four in California and two in Texas, as well as 20 retirement center locations in Kansas and Missouri and six retirement center locations in each of Colorado and Texas. Of these banking centers, 38 locations were leased and 42 were owned. In conjunction with our acquisitions of the Bank of Choice and Community Banks of Colorado, which include 55 full-service banking centers, our agreements with the FDIC provide us at least 90 days after the acquisition date to notify the FDIC of our intent to purchase the branch premises and equipment of these failed banks. The notification period is still open for both of these acquisitions as the deadline was extended for the Bank of Choice branches pending receipt of current appraisals of the properties.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

SUPERVISION AND REGULATION

The U.S. banking industry is highly regulated under federal and state law. Banking laws, regulations, and policies affect the operations of the Company and its subsidiaries. Investors should understand that the primary objective of the U.S. bank regulatory regime is the protection of depositors, the DIF, and the banking system as a whole, not the protection of the Company’s stockholders.

As a bank holding company, we are subject to inspection, examination, supervision and regulation by the Federal Reserve. Our bank subsidiary is subject to supervision and regulation by the OCC. In addition, we expect that the additional businesses that we may invest in or acquire will be regulated by various state and/or federal banking regulators, including the OCC, the Federal Reserve and the FDIC.

Banking statutes and regulations are subject to continual review and revision by Congress, state legislatures and federal and state regulatory agencies. A change in such statutes or regulations, including changes in how they are interpreted or implemented, could have a material effect on our business. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance pursuant to such laws and regulations, which are binding on us and our subsidiaries. These regulatory issuances also may affect the conduct of our business or impose additional regulatory obligations. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and our subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described.

NBH Holdings Corp. as a Bank Holding Company

Any entity that acquires direct or indirect control of a bank must obtain prior approval of the Federal Reserve to become a bank holding company pursuant to the BHCA. We became a bank holding company in connection with the acquisition of the assets and assumption of selected liabilities of the former Bank Midwest from the FDIC by our newly chartered bank subsidiary, Bank Midwest, N.A. As a bank holding company, we are subject to regulation under the BHCA and to supervision, examination, and enforcement by the Federal Reserve. Federal Reserve jurisdiction also extends to any company that we directly or indirectly control, such as our non-bank subsidiaries and other companies in which we make a controlling investment. While subjecting us to supervision and regulation, we believe that our status as a bank holding company (as opposed to a non-controlling investor) broadens the investment opportunities available to us among public and private financial institutions, failing and distressed financial institutions, seized assets and deposits and FDIC auctions.

Banking statutes, regulations and policies could restrict our ability to diversify into other areas of financial services, acquire depository institutions and make distributions or pay dividends on our equity securities. They may also require us to provide financial support to any bank that we control, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of a general deterioration in the financial condition of Bank Midwest or other depository institutions we control.

Bank Midwest as a National Bank

Bank Midwest is a national bank, chartered under federal law, and, as such, is subject to supervision and examination by the OCC, Bank Midwest’s primary banking regulator. Bank Midwest’s deposits are insured by the FDIC through the DIF, in the manner and to the extent provided by law. As an insured bank, Bank Midwest is subject to the provisions of the Federal Deposit Insurance Act, as amended (which we refer to as the “FDI Act”) and the FDIC’s implementing regulations thereunder, and may also be subject to supervision and examination by the FDIC under certain circumstances.

Bank Midwest is subject to specific requirements pursuant to the OCC Operating agreement it entered into with the OCC in connection with our Bank Midwest acquisition. The OCC Operating Agreement requires that Bank Midwest maintain total capital at least equal to 12% of risk-weighted assets, tier 1 capital at least equal to

11% of risk-weighted assets and tier 1 capital at least equal to 10% of adjusted total assets and, until December 2013, not pay a dividend to the Company. The OCC Operating Agreement requires, among other things, that Bank Midwest provide notice to, and obtain consent from, the OCC with respect to any additional failed bank acquisitions from the FDIC or the appointment of any new director or senior executive officer of Bank Midwest. In addition, the OCC Operating Agreement required Bank Midwest to submit a comprehensive business plan to the OCC and requires Bank Midwest not to significantly deviate from its business plan without the OCC’s consent and to review its progress under such plan quarterly.

Bank Midwest (and, with respect to certain provisions, the Company) is also subject to a FDIC Order, dated November 4, 2010, issued in connection with the FDIC’s approval of our applications for deposit insurance following the Bank Midwest acquisition. The FDIC Order requires, among other things, that during the first three years following the Bank Midwest acquisition, Bank Midwest must obtain the FDIC’s approval before implementing certain compensation plans and certain changes to its management and board of directors, submit updated business plans and reports of material deviations from those plans to the FDIC and comply with the applicable requirements of the FDIC Policy Statement. Additionally, the FDIC Order requires that Bank Midwest maintain a ratio of tier 1 capital to total assets equal to at least ten percent during such three-year period.” The FDIC Order also required that Bank Midwest be initially capitalized with at least $390.0 million of paid-in capital and requires that Bank Midwest establish an audit committee of the Board of Directors comprised of at least three directors, none of whom are officers of the bank and all of whom are independent, obtain adequate fidelity coverage, adopt an accrual accounting system, submit to (and receive a non-objection by) the FDIC of a Community Reinvestment Act plan, obtain annual audits of its financial statements by an independent public accounting firm, and make disclosures to proposed directors and stockholders of Bank Midwest concerning the interests of any insider in any transaction by the bank.

A failure by us or Bank Midwest to comply with the requirements of the OCC Operating Agreement or the FDIC Order, or the objection by the OCC or the FDIC to any materials or information submitted pursuant to the OCC Operating Agreement or the FDIC Order, could prevent us from executing our business strategy and materially and adversely affect us. As of September 30, 2011, Bank Midwest was in compliance with all of the material terms of the OCC Operating Agreement and FDIC Order.

We filed two comprehensive three-year business plans with the OCC in connection with the organization and operation of Bank Midwest and the acquisition of Hillcrest Bank, N.A. The OCC issued a supervisory non-objection with respect to each plan on March 22, 2011 and our board of directors subsequently adopted each plan. Each plan covers the requirements mandated by OCC, including a mission statement, an assessment of the bank’s current and future operating environment, strategic goals and objectives, identification of present and future product lines, adequacy of internal operations, management, staffing, policies and procedures, a risk management program, compensation plans, policies on corporate governance, quarterly financial forecasts, funding plan, capital plan, securities portfolio composition, lending activities, the intended geographic market area and competitive factors, plans to adhere with consumer laws, a description of the bank’s Bank Secrecy Act compliance plan, a description of the bank’s Community Re-investment Act program, a description of the bank’s current and retail branch footprint, a description of the bank’s owned and leased premises and equipment, an assessment of the bank’s technology systems, a list of activities outsourced to third parties, an evaluation of the bank’s vendor management program, a review of the bank’s security program, and an action plan to adhere with the OCC comprehensive business plans.

We have implemented a quarterly monitoring and reporting process to remain in compliance with the comprehensive business plans and the requirements of the OCC Agreement and FDIC Order. We also file a written quarterly status report to the OCC regarding our adherence to the business plan, capital plan, loan portfolio program, liquidity plan, risk management program, corporate governance, and changes to directors and senior executive officers. In addition, Bank Midwest is required to inform the OCC of acquisitions and has previously provided the OCC with detailed acquisition plans for each completed acquisition and received prior OCC supervisory non-objection to execute the acquisitions.

Regulatory Notice and Approval Requirements for Acquisitions of Control

We must generally receive federal bank regulatory approval before we can acquire an institution or business. Specifically, as a bank holding company, we must obtain prior approval of the Federal Reserve in connection with any acquisition that would result in the Company owning or controlling more than 5% of any class of voting securities of a bank or another bank holding company. In acting on such applications, the Federal Reserve considers, among other factors: the effect of the acquisition on competition; the financial condition and future prospects of the applicant and the banks involved; the managerial resources of the applicant and the banks involved; the convenience and needs of the community, including the record of performance under the CRA; the effectiveness of the applicant in combating money laundering activities; and the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. Our ability to make investments in depository institutions will depend on our ability to obtain approval for such investments from the Federal Reserve. The Federal Reserve could deny our application based on the above criteria or other considerations. For example, we could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

Federal and state laws, including the BHCA and the Change in Bank Control Act, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of our voting securities were to exceed certain thresholds, the investor could be deemed to “control” us for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

Broad Supervision, Examination and Enforcement Powers

A principal objective of the U.S. bank regulatory regime is to protect depositors by ensuring the financial safety and soundness of banks and other insured depository institutions. To that end, the Federal Reserve, the OCC and the FDIC have broad regulatory, examination and enforcement authority over bank holding companies and national banks to ensure compliance with banking statutes, regulations, and regulatory guidance, orders, and agreements and safe and sound operation, including the power to issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance and appoint a conservator or receiver. Bank regulators regularly examine the operations of banks and bank holding companies. In addition, banks and bank holding companies are subject to periodic reporting and filing requirements.

Bank regulators have various remedies available if they determine that a banking organization has violated any law or regulation, that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization’s operations are unsatisfactory, or that the banking organization is operating in an unsafe or unsound manner. The bank regulators have the power to, among other things: enjoin “unsafe or unsound” practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, terminate deposit insurance, and appoint a conservator or receiver.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject the Company, its subsidiaries and their respective officers, directors and institution-affiliated parties to the remedies described above and other sanctions. In addition, the FDIC could terminate Bank Midwest’s deposit insurance if it determined that the bank’s financial condition was unsafe or unsound or that the bank engaged in unsafe or unsound practices or violated an applicable rule, regulation, order or condition enacted or imposed by the bank’s regulators.

Interstate Banking

Interstate Banking for State and National Banks

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act (which we refer to as the “Riegle-Neal Act”), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company’s initial entry into the state, more than 30% of such deposits in the state (or such lesser or greater amount set by the state). The Dodd-Frank Act amended the BHCA to require that a bank holding company be well capitalized and well managed, not merely adequately capitalized and adequately managed, in order to acquire a bank located outside of the bank holding company’s home state.

The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate banking centers. The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a de novo branch in any state if the law of the state in which the branch is proposed would permit the establishment of the branch if the bank were a bank chartered in that state. National banks may provide trust services in any state to the same extent as a trust company chartered by that state.

FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions

As the agency responsible for resolving failed depository institutions, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC Policy Statement imposes additional restrictions and requirements on certain “private investors” and institutions to the extent that those investors or institutions seek to acquire a failed insured depository institution from the FDIC. The FDIC adopted the FDIC Policy Statement on August 16, 2009, and issued guidance regarding the policy statement on January 6, 2010 and April 23, 2010.

The FDIC Policy Statement applies to private investors in a company (such as the Company) that proposes to assume deposit liabilities (or liabilities and assets) from the resolution of a failed insured depository institution, but does not apply to investors with 5% or less of the total voting power of an acquired depository institution or its bank holding company, provided there is no evidence of concerted action by such investors. In the FDIC Policy Statement Q&A, the FDIC indicated that it will presume that “concerted action” exists where investors with 5% or less of the total voting power of an acquired depository institution or its bank holding company own, in the aggregate, greater than two-thirds of the total voting power of such acquired depositary institution or its bank holding company. This presumption may be rebutted if the investors or the placement agent provide sufficient evidence that the investors are not participating in concerted action. In evaluating whether this presumption has been rebutted, the FDIC will consider, among other things: (1) whether each investor was among many potential investors contacted for investment and reached an independent decision to invest, (2) whether any investors are managed or advised by a common investment manager or advisor, (3) whether any investors are engaged or anticipate engaging, as part of a group consisting of substantially the same entities as the stockholders of the acquired depository institution or holding company, in substantially the same combination of interests, in any additional banking or non-banking activity in the United States, (4) whether any investor has any significant ownership interest in or the right to acquire shares of any other investor, (5) whether there are any agreements or understandings between any investors for the purpose of controlling the depository institution or its bank holding company, (6) whether any investors (or any directors representing investors) will consult one another concerning the voting of the depository institution’s or its bank holding company’s stock, (7) whether any directors representing a particular investor will represent only the investor which nominated him or her or will also represent additional investors and (8) the primary federal banking regulator’s evaluation of whether any investors are acting in concert for purposes of applying the Change in Bank Control Act and the BHCA.

For those institutions and investors to which it applies, the FDIC Policy Statement imposes the following provisions, among others. First, institutions are required to maintain a ratio of tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be “well capitalized” under regulatory standards during the remaining period of ownership of the investors. This amount of capital exceeds the amount otherwise required under applicable regulatory requirements. Second, investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, institutions are prohibited from extending credit to investors and to affiliates of investors. Fourth, investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions. The FDIC has interpreted this prohibition to apply to a wide range of non-U.S. jurisdictions. In its guidance, the FDIC has required that non-U.S. investors subject to the FDIC Policy Statement invest through a U.S. subsidiary and adhere to certain requirements related to record keeping and information sharing. Fifth, investors are prohibited from selling or otherwise transferring the securities they hold for three years after acquisition without FDIC approval. These transfer restrictions do not apply to open-ended investment companies that are registered under the Investment Company Act, issue redeemable securities and allow investors to redeem on demand. Sixth, investors may not employ complex and functionally opaque ownership structures to invest in institutions. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that institution in an FDIC auction. Eighth, investors may be required to provide information to the FDIC regarding the investors and all entities in their ownership chains, such as information regarding the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams and their business models. Ninth, the FDIC Policy Statement does not replace or substitute for otherwise applicable regulations or statutes.

Limits on Transactions with Affiliates

Federal law restricts the amount and the terms of both credit and non-credit transactions (generally referred to as “Covered Transactions”) between a bank and its nonbank affiliates. Covered Transactions with any single affiliate may not exceed 10% of the capital stock and surplus of the bank, and Covered Transactions will all affiliates may not exceed, in the aggregate, 20% of the bank’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s tier 1 and tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from tier 2 capital. The bank’s transactions with all of its affiliates in the aggregate are limited to 20% of the foregoing capital. In addition, in connection with Covered Transactions that are extensions of credit, the bank may be required to hold collateral to provide added security to the bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are Covered Transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding Covered Transactions must be satisfied.

Bank Holding Companies as a Source of Strength

The Federal Reserve requires that a bank holding company serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. Because we are a bank holding company, the Federal Reserve views the Company (and its consolidated assets) as a source of financial and managerial strength for any controlled depository institutions.

Under the prompt corrective action provisions, if a controlled bank is undercapitalized, then the regulators could require its bank holding company to guarantee a capital restoration plan. In addition, if the Federal Reserve believes that a bank holding company’s activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such action is not in the best interests of the bank holding company or its stockholders.

The Dodd-Frank Act codified the requirement that holding companies, like the Company, serve as a source of financial strength for their subsidiary depository institutions, by providing financial assistance to its insured depository institution subsidiaries in the event of financial distress. Under the source of strength requirement imposed by the Federal Reserve and codified in the Dodd-Frank Act, the Company could be required to provide financial assistance to Bank Midwest should it experience financial distress. If the capital of Bank Midwest were to become impaired, the OCC could assess the Company for the deficiency. If we failed to pay the assessment within three months, the OCC could order the sale of our stock in Bank Midwest to cover the deficiency.

In addition, capital loans by us to Bank Midwest will be subordinate in right of payment to deposits and certain other indebtedness of Bank Midwest. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Bank Midwest will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Depositor Preference

The FDI Act provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If our insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including us, with respect to any extensions of credit they have made to such insured depository institution.

Liability of Commonly Controlled Institutions

FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of an FDIC-insured depository institution controlled by the same bank holding company and for any assistance provided by the FDIC to an FDIC-insured depository institution that is in danger of default and that is controlled by the same bank holding company. “Default” means generally the appointment of a conservator or receiver for the institution. “In danger of default” means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The cross-guarantee liability for a loss at a commonly controlled institution would be subordinated in right of payment to deposit liabilities, secured obligations, any other general or senior liability and any obligation subordinated to depositors or general creditors, other than obligations owed to any affiliate of the depository institution (with certain exceptions).

Dividend Restrictions

The Company is a legal entity separate and distinct from each of its subsidiaries. Because the Company’s consolidated net income consists largely of net income of its bank and non-bank subsidiaries, the Company’s ability to pay dividends depends upon its receipt of dividends from its subsidiaries. The ability of a bank to pay dividends and make other distributions is limited by federal and state law. The specific limits depend on a number of factors, including the bank’s type of charter, recent earnings, recent dividends, level of capital and regulatory status. The regulators are authorized, and under certain circumstances are required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. For example, the FDI Act generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized.

Dividends that may be paid by a national bank without the express approval of the OCC are limited in the aggregate for any calendar year to that bank’s retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. State-chartered subsidiary banks are also subject to state regulations that limit dividends. Nonbank subsidiaries are also limited by certain federal and state statutory provisions and regulations covering the amount of dividends that may be paid in any given year.

Currently, the OCC Operating Agreement prohibits Bank Midwest from paying a dividend to the Company until December 2013 and, once the prohibition period has elapsed, imposes other restrictions on Bank Midwest’s ability to pay dividends, including requiring prior approval from the OCC before any distribution is made.

The ability of a bank holding company to pay dividends and make other distributions can also be limited. The Federal Reserve has authority to prohibit a bank holding company from paying dividends or making other distributions. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless: (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries; and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Dodd-Frank Act imposes, and Basel III (described below) once in effect will impose, additional restrictions on the ability of banking institutions to pay dividends.

Regulatory Capital Requirements

In General

Bank regulators view capital levels as important indicators of an institution’s financial soundness. As a bank holding company, we are subject to regulatory capital adequacy requirements implemented by the Federal Reserve. In addition, the OCC imposes capital adequacy requirements on our subsidiary bank. The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations. Under these guidelines, assets are assigned to one of several risk categories, and nominal dollar amounts of assets and credit equivalent amounts of off-balance-sheet items are multiplied by a risk adjustment percentage for the category. Bank Midwest is, and other depository institution subsidiaries that we may acquire or control in the future will be, subject to such capital adequacy guidelines.

There are five capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can result in various enforcement actions by the bank’s regulator, including directives to increase capital, formal or informal written agreements with the regulator, and various activities restrictions, all of which, if undertaken, could have a direct material effect on our financial condition.

Quantitative measures, established by the regulators to ensure capital adequacy, require that a bank holding company maintain minimum ratios of capital to risk-weighted assets. There are three categories of capital under the guidelines. With the implementation of the Dodd-Frank Act, certain changes have been made as to the type of capital that falls under each of these categories. For depository institution holding companies that (1) have more than $15 billion of total consolidated assets as of December 31, 2009 or (2) were not mutual holding companies on May 19, 2010, tier 1 capital includes common shareholders’ equity, qualifying preferred stock and trust preferred securities issued before May 19, 2010, less goodwill and certain other deductions (including a portion of servicing assets and the unrealized net gains and losses, after taxes, on securities available for sale). Tier 2 capital includes preferred stock and trust preferred securities not qualifying as tier 1 capital, subordinated debt, the allowance for credit losses and net unrealized gains on marketable equity securities, subject to limitations by the guidelines. Tier 2 capital is limited to the amount of tier 1 capital (i.e., at least half of the total capital must be in the form of tier 1 capital). Tier 3 capital includes certain qualifying unsecured subordinated debt. See “—Changes in Laws, Regulations or Policies and the Dodd-Frank Act.”

Under the guidelines, capital is compared with the relative risk related to the balance sheet. To derive the risk included in the balance sheet, a risk weighting is applied to each balance sheet asset and off-balance sheet item, primarily based on the relative credit risk of the asset or counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0% and certain real-estate related loans risk-weighted at 50%. Off-balance sheet items, such as loan commitments and derivatives, are also applied a risk weight after calculating balance sheet equivalent amounts. A credit conversion factor is assigned to loan commitments based on the likelihood of the off-balance sheet item becoming an asset. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivatives are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. For certain recourse obligations, direct credit substitutes, residual interests in asset securitization and other securitized transactions that expose institutions primarily to credit risk, the capital amounts and classification under the guidelines are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Banks and bank holding companies currently are required to maintain tier 1 capital and the sum of tier 1 and tier 2 capital equal to at least 6% and 10%, respectively, of their total risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) to be deemed “well capitalized.” The federal bank regulatory agencies may, however, set higher capital requirements for an individual bank or when a bank’s particular circumstances warrant. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements in order to meet well-capitalized standards, and future regulatory change could impose higher capital standards as a routine matter.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Also, the Federal Reserve considers a “tangible tier 1 leverage ratio” (deducting all intangibles) and other indications of capital strength in evaluating proposals for expansion or engaging in new activities. In addition, the federal bank regulatory agencies have established minimum leverage (tier 1 capital to adjusted average total assets) guidelines for banks within their regulatory jurisdictions. These guidelines provide for a minimum leverage ratio of 5% for banks to be deemed “well capitalized.” Our regulatory capital ratios and those of Bank Midwest are in excess of the levels established for “well-capitalized” institutions.

As an additional means to identify problems in the financial management of depository institutions, the FDI Act requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution pose to the institution and the public and private stakeholders, including risks arising from certain enumerated activities. The federal banking agencies may change existing capital guidelines or adopt new capital guidelines in the future pursuant to the Dodd-Frank Act, the implementation of Basel III (described below) or other regulatory or supervisory changes. We cannot be certain what impact changes to existing capital guidelines will have on us or Bank Midwest.

Basel I, Basel II and Basel III Accords

The current risk-based capital guidelines that apply to us and our subsidiary bank are based on the 1988 capital accord, referred to as Basel I, of the International Basel Committee on Banking Supervision (which we refer to as the “Basel Committee”), a committee of central banks and bank supervisors, as implemented by federal bank regulators. In 2008, the bank regulatory agencies began to phase-in capital standards based on a second capital accord issued by the Basel Committee, referred to as Basel II, for large or “core” international banks (generally defined for U.S. purposes as having total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Because we do not anticipate controlling any large or “core” international bank in the foreseeable future, Basel II will not apply to us.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. When fully phased-in on January 19, 2019, Basel III increases the minimum tier 1 common equity ratio to 4.5%, net of regulatory deductions and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum tier 1 common equity ratio to at least 7.0%. Basel III increases the minimum tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital conservation buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a tier 1 common equity ratio above the minimum but below the conservation buffer may face constraints on dividends, equity repurchases and compensation based on the amount of such shortfall.

Basel III also introduces a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The phase-in of the new rules is to commence on January 1, 2013, with the phase-in of the capital conservation buffer commencing on January 1, 2016 and the rules to be fully phased-in by January 1, 2019.

In November 2010, Basel III was endorsed by the Group of Twenty (G-20) Finance Ministers and Central Bank Governors and will be subject to individual adoption by member nations, including the United States. On December 16, 2010, the Basel Committee issued the text of the Basel III rules, which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Basel Committee and endorsed by the G-20 leaders. The federal banking agencies will likely implement changes to the current capital adequacy standards applicable to us and our bank subsidiary in light of Basel III. If adopted by federal banking agencies, Basel III could lead to higher capital requirements and more restrictive leverage and liquidity ratios. The ultimate impact of the new capital and liquidity standards on us and our bank subsidiary is currently being reviewed and will depend on a number of factors, including the rulemaking and implementation by the U.S. banking regulators. We cannot determine the ultimate effect that potential legislation, or subsequent regulations, if enacted, would have upon our earnings or financial position. In addition, significant questions remain as to how the capital and liquidity mandates of the Dodd-Frank Act will be integrated with the requirements of Basel III.

Prompt Corrective Action

The FDI Act requires federal bank regulatory agencies to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution’s treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

Under this system, the federal banking regulators have established five capital categories, well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, in which all institutions are placed. The federal banking regulators have specified by regulation the relevant capital levels for each of the five categories. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

Reserve Requirements

Pursuant to regulations of the Federal Reserve, all banks are required to maintain average daily reserves at mandated ratios against their transaction accounts. In addition, reserves must be maintained on certain non-personal time deposits. These reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank.

Deposit Insurance Assessments

FDIC-insured banks are required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. The FDIC recently raised assessment rates to increase funding for the DIF, which is currently underfunded.

The Dodd-Frank Act makes permanent the general $250,000 deposit insurance limit for insured deposits. In addition, federal deposit insurance for the full net amount of deposits in noninterest-bearing transaction accounts was extended to January 1, 2013 for all insured banks.

The Dodd-Frank Act changes the deposit insurance assessment framework, primarily by basing assessments on an institution’s average total consolidated assets less average tangible equity (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks, as described in detail below. The Dodd-Frank Act also eliminates the upper limit for the reserve ratio designated by the FDIC each year, increases the minimum designated reserve ratio of the DIF from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020, and eliminates the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

The Dodd-Frank Act requires the DIF to reach a reserve ratio of 1.35% of insured deposits by September 30, 2020. On December 20, 2010, the FDIC raised the minimum designated reserve ratio of DIF to 2%. The ratio is higher than the minimum reserve ratio of 1.35% as set by the Dodd-Frank Act. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on small insured depository institutions, those with consolidated assets of less than $10 billion.

On February 7, 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The final rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Because the new assessment base under the Dodd-Frank Act is larger than the current assessment base, the final rule’s assessment rates are lower than the current rates, which achieves the FDIC’s goal of not significantly altering the total amount of revenue collected from the industry. In addition, the final rule adopts a “scorecard” assessment scheme for larger banks and suspends dividend payments if the DIF reserve ratio exceeds 1.5% but provides for decreasing assessment rates when the DIF reserve ratio reaches certain thresholds. The final rule also determines how the effect of the higher reserve ratio will be offset for institutions with less than $10 billion of consolidated assets.

Continued action by the FDIC to replenish the DIF as well as changes contained in the Dodd-Frank Act may result in higher assessment rates. Bank Midwest may be able to pass part or all of this cost on to its customers, including in the form of lower interest rates on deposits, or fees to some depositors, depending on market conditions.

The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency. If deposit insurance for a banking business we invest in or acquire were to be terminated, that would have a material adverse effect on that banking business and potentially on the Company as a whole.

Permitted Activities and Investments by Bank Holding Companies

The BHCA generally prohibits a bank holding company from engaging, directly or indirectly, in activities other than banking or managing or controlling banks, except for activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Financial Modernization Act of 1999 (which we refer to as the “GLB Act”) expanded the permissible activities of a bank holding company that qualifies as a financial holding company. Under the regulations implementing the GLB Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Those activities include, among other activities, certain insurance and securities activities. We have not yet determined whether it would be appropriate or advisable in the future to become a financial holding company.

Privacy Provisions of the GLB Act and Restrictions on Cross-Selling

Federal banking regulators, as required under the GLB Act, have adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

Federal financial regulators have issued regulations under the Fair and Accurate Credit Transactions Act, which have the effect of increasing the length of the waiting period, after privacy disclosures are provided to new customers, before information can be shared among different companies that we own or may come to own for the purpose of cross-selling products and services among companies we own.

In connection with the regulations governing the privacy of consumer financial information, the federal banking agencies adopted guidelines for establishing information security standards for such information. The guidelines require banking organizations to establish an information security program to: (i) identify and assess the risks that may threaten customer information; (ii) develop a written plan containing policies and procedures to manage and control these risks; (iii) implement and test the plan; and (iv) adjust the plan on a continuing basis to account for changes in technology, the sensitivity of customer information, and internal or external threats. The guidelines also outline the responsibilities of directors of banking organizations in overseeing the protection of customer information and address response programs for unauthorized access to customer information.

A number of states have adopted their own statutes concerning financial privacy and requiring notification of security breaches.

Anti-Money Laundering Requirements

Under federal law, including the Bank Secrecy Act and the PATRIOT Act, certain types of financial institutions, including insured depository institutions, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Among other things, these laws are intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence, customer identification, and recordkeeping, including in their dealings with non-U.S. financial institutions and non-U.S. customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

OFAC is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or Bank Midwest finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or Bank Midwest must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.

Consumer Laws and Regulations

Banks and other financial institutions are subject to numerous laws and regulations intended to protect consumers in their transactions with banks. These laws include, among others, laws regarding unfair and deceptive acts and practices and usury laws, as well as the following consumer protection statutes: Truth in Lending Act, Truth in Savings Act; Electronic Funds Transfer Act, Expedited Funds Availability Act, Equal Credit Opportunity Act, Fair and Accurate Credit Transactions Act, Fair Housing Act, Fair Credit Reporting Act, Fair Debt Collection Act, GLB Act, Home Mortgage Disclosure Act, Right to Financial Privacy Act and Real Estate Settlement Procedures Act.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

The Dodd-Frank Act creates a new independent Consumer Finance Protection Bureau (which we refer to as the “Consumer Bureau”) that will have broad authority to regulate and supervise retail financial services activities of banks and various non-bank providers. The Consumer Bureau will have authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as Bank Midwest, will continue to be examined for consumer compliance by their primary bank regulator.

The Community Reinvestment Act

The CRA is intended to encourage banks to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The regulators examine banks and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank’s record in meeting the needs of its community when considering certain applications by a bank, including applications to establish a branch or to conduct certain mergers or acquisitions. The Federal Reserve is required to consider the CRA records of a bank holding company’s controlled banks when considering an application by the bank holding company to acquire a bank or to merge with another bank holding company.

When we apply for regulatory approval to make certain investments, the regulators will consider the CRA record of the target institution and our depository institution subsidiary. An unsatisfactory CRA record could substantially delay approval or result in denial of an application.

Changes in Laws, Regulations or Policies and the Dodd-Frank Act

Congress and state legislatures may introduce from time to time measures or take actions that would modify the regulation of banks or bank holding companies. In addition, federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. Such changes could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks and other financial institutions, all of which could affect our investment opportunities and our assessment of how attractive such opportunities may be. We cannot predict whether potential legislation will be enacted and, if enacted, the effect that it or any implementing regulations would have on our business, results of operations or financial condition.

The Dodd-Frank Act, which was signed into law on July 21, 2010, will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, increased capital, leverage and liquidity requirements and numerous other provisions designed to improve supervision and oversight of the financial services sector. In addition to certain implications of the Dodd-Frank Act discussed above, the following items are also key provisions of the Dodd-Frank Act:

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Limitation on Federal Preemption. The Dodd-Frank Act may reduce the ability of national banks to rely upon federal preemption of state consumer financial laws. The Dodd-Frank Act also eliminates the extension of preemption under the National Bank Act to operating subsidiaries of national banks. The Dodd-Frank Act authorizes state enforcement authorities to bring lawsuits under non-preempted state law against national banks and authorizes suits by state attorney generals against national banks to enforce rules issued by the Consumer Bureau.

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Mortgage Loan Origination and Risk Retention. The Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to require steps to verify a borrower’s ability to repay. The Dodd-Frank Act also generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgages and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

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Corporate Governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act: (1) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act will be implemented over time, and most will be subject to regulations implemented over the course of several years. Given the uncertainty surrounding the manner in which many of the Dodd-Frank Act’s provisions will be implemented by the various regulatory agencies and through regulations, the full extent of the impact on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise materially and adversely affect us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers as of December 19, 2011.

Name	Age	Position
Executive Officers:
G. Timothy Laney	51	President, Chief Executive Officer and Director

Donald Gaiter	45	Acting Chief Financial Officer; Chief of Acquisitions and Strategy

Richard U. Newfield, Jr.	50	Chief Risk Officer

Thomas M. Metzger	59	Division President, Midwest

Kathryn M. Hinderhofer	60	Chief of Integration, Technology and Operations

Craig S. Woodson	46	Chief Administration Officer

Non-Executive Directors:
Frank V. Cahouet	79	Chairman

Ralph W. Clermont	63	Director

Robert E. Dean	60	Director

Lawrence K. Fish	67	Director

Micho F. Spring	61	Director

Burney S. Warren	64	Director

Executive Officers

G. Timothy Laney, President and Chief Executive Officer

G. Timothy Laney has served as the Company’s President and Chief Executive Officer since June 2010. Mr. Laney is the former Senior Executive Vice President and Head of Business Services at Regions Financial, a $132 billion bank holding company. He joined Regions Financial in late 2007 to lead the transformation of the bank’s wholesale lines of business. Prior to his tenure at Regions Financial, Mr. Laney had a 24-year tenure with Bank of America, where he held senior management roles in small business, commercial banking, private banking, corporate marketing and change management. He also served as President of Bank of America, Florida, with more than 800 banking centers and $50 billion in total assets. He was also a member of Bank of America’s Management Operating Committee. Mr. Laney brings to our board of directors valuable and extensive experience from managing and overseeing a broad range of operations during his tenures at Bank of America and Regions Financial.

Donald Gaiter, Acting Chief Financial Officer; Chief of Acquisitions and Strategy

Mr. Gaiter has served as our Acting Chief Financial Officer since November 2011 and has been serving as our Chief of Acquisitions and Strategy since June 2009. As a previous Executive Vice President of Citizens Financial Group (“CFG”), Mr. Gaiter was the Head of CFG’s foreign exchange, interest rate derivatives and international division. He is a former CFO of CFG’s Mid Atlantic Region, Head of M&A and Director of Corporate Planning. He was a key participant in CFG’s M&A strategy including 17 acquisitions totaling $78 billion in assets during his 14 year tenure. He served as Managing Director of CrossHarbor Capital Partners where he was responsible for originations and acquisitions of financial institutions.

Richard U. Newfield, Jr., Chief Risk Officer

Richard U. Newfield has served as the Company’s Chief Risk Officer since January 3, 2011. Mr. Newfield is the former Head of Business Services Credit at Regions Bank. He joined Regions in 2008 after a 23 year career at Bank of America. Newfield held various senior positions at Bank of America, including roles in risk management, credit, commercial banking, global bank debt and corporate marketing. He brings significant experience in development and implementation of business models and integration of businesses during mergers. In addition, Newfield has led credit process reengineering initiatives, including risk and credit policy design, and corporate governance.

Thomas M. Metzger, Division President, Midwest

Mr. Metzger has served as President of Bank Midwest and then as our Division President, Midwest since December 2010 and previously served as our Chief Risk Officer beginning in August 2009. As former Chief Credit Risk Officer and Group Executive Vice President of CFG, Mr. Metzger was responsible for credit, operational and market risk as well as regulatory compliance. He also previously served as Chairman, President and CEO of Citizens Bank New Hampshire. He brings significant experience in the regional and community bank base from an operational standpoint. Prior to joining CFG, he held positions at US Bancorp in St. Louis and its predecessor family of banks, including Firstar Bank and Mercantile Bank. He began his banking career in 1974 at the Federal Reserve Bank of St. Louis and thereafter at the Office of Comptroller of the Currency.

Kathryn M. Hinderhofer, Chief of Integration, Technology and Operations

Ms. Hinderhofer has served as our Chief of Integration, Technology and Operations since April 2010. Ms. Hinderhofer is a former Executive Vice President of CFG where she was responsible for business integration activities for acquisitions and divestitures. She brings impressive experience in business integration and acquisitions having been a key participant in 26 transactions at CFG during her 17-year tenure. She held senior roles at RBS in Citizens Manufacturing division for technology and operations. She began her career in 1976 at Bank of New England and spent 17 years at the Boston Five Cents Savings Bank in various line functions.

Craig S. Woodson, Chief Administration Officer

Mr. Woodson is the former Senior Vice President of Human Resources for Commerce Bank where he served on the Executive Committee and was responsible for all HR functions. During Mr. Woodson’s tenure and leadership, Commerce Bank was recognized as the “Best Bank in Kansas City” and as one of the “Best Places to Work” in Kansas City. Prior to Commerce, he served as Director of HR at the law firm of Stinson Morrison Hecker, LLP and held various leadership roles at State Farm Insurance throughout the Midwest. He has more than 20 years experience in HR and leadership development. Woodson has been a guest speaker on the topics of HR and leadership principles and has been featured in both local and regional publications for his expertise in the HR field.

Board of Directors

The board currently consists of seven members, Messrs. Cahouet, Clermont, Dean, Fish, Laney and Warren and Ms. Spring. All of the directors other than Mr. Laney qualify as independent directors under the corporate governance standards of the New York Stock Exchange.

Frank V. Cahouet

Frank V. Cahouet has served as the Company’s Chairman of the Board since October, 2009. Mr. Cahouet is the retired Chairman, President and Chief Executive Officer of Mellon Financial Corporation, a position that he held from 1987 through 1998. While at Mellon, Mr. Cahouet was responsible for a series of strategic moves that positioned Mellon for growth, including the formation of Grant Street National Bank; the acquisition of PSFS in

1990 and The Boston Company in 1993; and a merger with The Dreyfus Corporation in 1994. Before joining Mellon, Mr. Cahouet served as President and Chief Operating Officer of the Federal National Mortgage Association (Fannie Mae) from 1986 to 1987, and as Chairman, President and Chief Executive Officer of Crocker National Bank from 1984 to 1986. Prior to joining Crocker, Mr. Cahouet was a Vice Chairman, Chief Financial Officer and a member of the Office of the Chairman of Security Pacific National Bank. He joined Security Pacific in 1960 and served there for 24 years. Mr. Cahouet is a graduate of Harvard College and the Wharton Graduate School of Finance of the University of Pennsylvania. Mr. Cahouet’s extensive experience both leading and growing financial institutions qualifies him to serve on our board of directors. Mr. Cahouet is an ex officio member of all of our board committees with full voting rights.

Ralph W. Clermont

Ralph W. Clermont has served as a director for the Company since October, 2009 and also serves as Chairman of the Audit and Risk Committee. Mr. Clermont recently retired as Managing Partner of the St. Louis office of KPMG LLP, and was formerly the partner in charge of KPMG’s Midwest financial services practice. Mr. Clermont joined the St. Louis office of KPMG in 1969 and was elected to partnership in 1977. Mr. Clermont spent over 39 years providing services to the banking industry and has had responsibility for the audits of numerous banking organizations. Mr. Clermont is a certified public accountant and a member of the American Institute of Certified Public Accountants and Missouri Society of Certified Public Accountants. Mr. Clermont was a member of the KPMG’s Assurance Services Committee and was chairman of KPMG’s Quality Improvement Audit Subcommittee. Mr. Clermont received a Bachelor of Science degree in accounting from Saint Louis University. Mr. Clermont’s qualifications to serve on our board of directors include his expertise in financial and accounting matters for complex financial organizations.

Robert E. Dean

Robert E. Dean has served as a director for the Company since June, 2009 and also serves as Chairman of the Nominating and Corporate Governance Committee. Mr. Dean is a private investor. From October 2000 to December 2003, Mr. Dean was with Ernst & Young Corporate Finance LLC, a wholly owned broker-dealer subsidiary of Ernst & Young LLP, serving as a Senior Managing Director and member of the Board of Managers from December 2001 to December 2003. From June 1976 to September 2000, Mr. Dean practiced corporate, banking and securities law with Gibson, Dunn & Crutcher LLP. Mr. Dean co-chaired the firm’s banking practice and advised bank clients on numerous capital markets and merger and acquisition transactions (including FDIC-assisted transactions). Mr. Dean was Partner-in-Charge of the Orange County, California office from 1993 to 1996 and was a member of the law firm’s Executive Committee from 1996 to 1999. From 2004 to 2009, Mr. Dean served as a director, chairman of the Compensation Committee and a member of the Audit Committee of the board of directors of Specialty Underwriters’ Alliance, Inc. and during 2009 was a member of the board’s Strategic Review Committee. From 2004 to 2007, Mr. Dean served as a director, chairman of the Compensation Committee and as a member of the Audit Committee of the board of directors of ResMAE Financial Corporation. Mr. Dean holds a Bachelor of Arts degree, magna cum laude, from the University of California at Irvine and a Juris Doctor degree, magna cum laude, from the University of Minnesota Law School. Mr. Dean’s substantial experience in bank capital markets and merger and acquisition transactions, bank regulatory matters and public company corporate governance matters qualifies him to serve on our board of directors.

Lawrence K. Fish

Lawrence K. Fish has served as a director for the Company since January, 2010. Mr. Fish is the retired Chairman and CEO of Citizens Financial Group a multi-state bank holding company headquartered in Providence, Rhode Island from 1992 until 2007. Under Mr. Fish’s leadership, Citizens grew from a $4 billion Savings Institution to one of the 10 largest commercial bank holding companies in the United States, with approximately $160 billion in assets. Mr. Fish was a member of the board of directors of the Royal Bank of Scotland PLC, Citizens’ parent company, from 1993 through 2008. He is also a past member of the Federal Advisory Council of the Federal Reserve System and a former director of the Federal Reserve Bank of Boston.

He is Chairman of Houghton Mifflin Harcourt and a Director of Textron Inc. and Tiffany and Co. and Trustee Emeritus of The Brookings Institution in Washington, D.C. In July 2003, he was named to the MIT Corporation, which is the Board of Trustees of Massachusetts Institute of Technology. He serves on the FDIC Commission on Economic Inclusion, a panel that provides the FDIC with advice and recommendations on expanding access to banking services by under-served populations. A 1966 graduate of Drake University, Mr. Fish earned an MBA from the Harvard Graduate School of Business Administration in 1968. Mr. Fish is the recipient of several honorary doctorate degrees. Mr. Fish’s extensive financial institutions regulatory and public policy experience as well as executive leadership of financial institutions give him a valuable perspective relevant to our company’s business, financial performance and risk oversight and qualifies him to serve on the board of directors.

G. Timothy Laney

See biography above.

Micho F. Spring

Micho F. Spring has served as a director for the Company since October, 2009. Ms. Spring is Chair, Global Corporate Practice, and President, New England of Weber Shandwick. Prior to joining Weber Shandwick, Ms. Spring was Chief Executive Officer of Boston Telecommunications Company and served for four years as Deputy Mayor of Boston. She also served as Chief of Staff to Boston Mayor Kevin H. White after four years of service in New York City government. Ms. Spring served as director of Citizens Bank of Massachusetts, a $35 billion state chartered bank. Ms. Spring currently sits on the Executive Committee of the Greater Boston Chamber of Commerce and holds numerous board memberships, including the John F. Kennedy Library Foundation, The Boston Foundation and the Massachusetts Women’s Forum, of which she is a past President. Ms. Spring attended Georgetown and Columbia Universities and received an Masters in Public Administration from Harvard’s Kennedy School of Government. Ms. Spring’s extensive public policy experience and knowledge of financial institutions qualifies her to serve on our board.

Burney S. Warren

Burney S. Warren has served as a director for the Company since October, 2009 and also serves as chairman of the compensation committee. Prior to retirement in December 2007, Burney Warren was Executive Vice President and Director of Mergers and Acquisitions for Branch Banking and Trust Company (“BB&T”), the tenth largest commercial bank in the United States ranked by deposits. Mr. Warren was responsible for the development structure and negotiation of BB&T’s bank and non-bank acquisitions. During his tenure, he successfully completed the acquisition of over 50 banks and thrifts and numerous nonbank transactions, including capital markets, brokerage, fixed income and consumer finance. Prior to joining BB&T in 1990, Mr. Warren was President and Chief Executive Officer of First Federal Savings Bank, Greenville, N.C. Mr. Warren is currently chairman of East Carolina University’s Real Estate Foundation and serves on the board and executive committee of the East Carolina University Educational Foundation. Mr. Warren received a Bachelor of Science degree in business administration from East Carolina University. Mr. Warren’s qualifications to serve on our board of directors include his extensive experience at identifying and integrating acquisitions for complex financial institutions.

Committees of the Board of Directors

Audit and Risk Committee

The members of the audit and risk committee are Messrs. Clermont (Chairman), Cahouet, Dean, Fish, Warren and Ms. Spring, each of whom is a “independent” member of our board of directors, as defined under the New York Stock Exchange rules and Rule 10A-3 of the Securities Exchange Act of 1934, or the Exchange Act. Mr. Clermont is the chairperson of our audit and risk committee, is our audit committee “financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined in under the rules of the New York Stock Exchange.

Our audit and risk committee is responsible for, among other things:

•

Reviewing our financial statements and public filings that contain financial statements, significant accounting policies changes, material weaknesses and significant deficiencies identified by outside auditors, if any, and risk management issues;

•

Serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance of our internal audit function;

•	Overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside auditors;

•	Discussing any disagreements between our management and the outside auditors regarding our financial reporting; and

•	Preparing the audit and risk committee report for inclusion in our proxy statement for our annual meeting.

Compensation Committee

The members of the compensation committee are Messrs. Warren (Chairman), Cahouet, Dean and Fish, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the SEC, the New York Stock Exchange and the Internal Revenue Service.

Among other things, the compensation committee is responsible for:

•	Determining the compensation of our executive officers;

•	Reviewing our executive compensation policies and plans;

•	Administering and implementing our equity compensation plans; and

•	Preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Nominating and Governance Committee

The current members of the committee are Messrs. Dean (Chairman), Cahouet, Clermont and Ms. Spring, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the SEC, the New York Stock Exchange and the Internal Revenue Service.

Among other things, the nominating and corporate governance committee is responsible for:

•	Identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	Reviewing and making recommendations to our board of directors with respect to the compensation and benefits of directors;

•	Assessing the performance of our board of directors; and

•	Monitoring our corporate governance principles and practices.

Compensation Committee Interlocks and Insider Participation

During 2010, our compensation committee consisted of Messrs. Warren, Cahouet, Fish and Dean. None of them has at any time been an officer or employee of the Company, and none has had any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving as a member of the board of directors or commendation committee of the Company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics (which we refer to as the “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available free of charge upon written request to NBH Holdings Corp, 101 Federal Street, 19th Floor, Boston, Massachusetts 02110, Attention: Corporate Secretary. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

The following Compensation Discussion and Analysis provides information regarding our compensation philosophy, policies and practices with respect to the compensation of our executive officers who appear in the “2010 Summary Compensation Table” below (referred to collectively throughout this section as our “named executive officers”). Our named executive officers for the fiscal year ended December 31, 2010 were:

•	G. Timothy Laney, President and Chief Executive Officer

•	James B. Fitzgerald, former Chief Financial Officer(1)

•	Thomas M. Metzger, Division President, Midwest

•	Donald G. Gaiter, Chief of Acquisitions and Strategy(2)

•	Kathy Hinderhofer, Chief of Integration, Technology and Operations

•	James G. Connolly, former President and Chief Executive Officer

•	Lawrence K. Fish, former Interim President and Chief Executive Officer

(1)	James B. Fitzgerald served as our Chief Financial Officer until November 2011.
(2)	Donald G. Gaiter has been our Chief of Acquisitions and Strategy since June 2009 and has been serving as our Acting Chief Financial Officer since November 2011.

Philosophy and Objectives of Our Executive Compensation Program

Our philosophy on executive compensation is to align the interests of our executive management with the interests of our stockholders and to ensure that the total compensation paid to our executive officers is reasonable, motivating and competitive. The primary objectives of our executive compensation program are to:

•

Align executive compensation to stockholder value. Within our overall compensation program, we utilize equity-based compensation to align the financial interests and objectives of our named executive officers with those of our stockholders.

•

Attract, retain and motivate high-performing executive talent. We operate in a competitive employment environment and our employees, led by our named executive officers, are essential to our success. The compensation of our named executive officers is designed to motivate the named executive officers to maximize our performance.

•

Link pay to performance. Our compensation program is designed to provide a strong correlation between the performance of the named executive officers and the compensation he or she receives. We do this by including compensation elements that are designed to reward our named executive officers based on our overall performance and the executives’ abilities to achieve the performance priorities considered by the Compensation Committee.

•

Encourage Safety and Soundness. In addition to the factors described above, we consider the contributions of each of our named executive officers to our overall safety and soundness when making compensation decisions.

Setting Executive Compensation

Determination of Executive Compensation

The compensation arrangements offered to our named executive officers are meant to be collective and balanced packages that provide adequate and competitive compensation for the individual named executive officer’s position in the Company. The mix of compensation elements is intended to provide the named executive officers with a steady source of income, encourage and reward achievement of short-term and long-term objectives, align executives’ interests with those of stockholders, encourage a focus on maintaining our safety and soundness and promote executive retention. The total compensation packages for our named executive officers are based on assessments of the individual responsibilities, their contributions to our performance and our success in reaching our strategic goals.

The compensation arrangements for the founding members of our management team are largely based on arrangements that were negotiated directly with investors at the time that we were founded. These arrangements were not amended in 2010. Following the death of Mr. Connolly, the Company’s first chief executive officer, Mr. Fish, a member of our board of directors, agreed to serve as interim chief executive officer and negotiated his monthly base salary with the other members of the Compensation Committee at that time, with the compensation arrangements approved by our board of directors. Mr. Fish did not participate in the meeting of our board of directors when his compensation was discussed and approved. After a search process, we hired Mr. Laney as chief executive officer, and the components of Mr. Laney’s compensation are based on and substantially similar to those provided to Mr. Connolly because of their similar roles and responsibilities within the Company. The level of Mr. Laney’s compensation was negotiated by him with Mr. Fish and was ultimately approved by the Compensation Committee and our board of directors. Ms. Hinderhofer was hired as an employee in 2010 after providing technology- and operations-related consulting services to us in 2009 and early 2010. The terms of her compensation were determined based on her contemplated role and responsibilities and was the product of negotiation between Ms. Hinderhofer and Mr. Fish and was ultimately approved by the Compensation Committee. Ms. Hinderhofer received consulting fees from the Company prior to becoming an employee of the Company that were based on the market rate for the consulting services she was providing.

Role of Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for the administration of our executive compensation program in a manner consistent with our compensation philosophy. The Compensation Committee acts independently, but works closely with our board of directors and the chief executive officer in making many of its decisions. The Compensation Committee maintains a philosophy that encompasses both long-term and short-term objectives, while discouraging excessive risk-taking and focusing on the impact of compensation on the safety and soundness of the Company. Our chief executive officer reviews the performance of each named executive officer and makes recommendations to the Compensation Committee based on his review.

The Compensation Committee did not engage a compensation consultant with respect to 2010 compensation decisions; however, the Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc. in 2011, to assist the Compensation Committee in reviewing and evaluating our executive compensation program.

Principal Elements of Compensation

The principal elements of our executive compensation program for the fiscal year ended December 31, 2010, applicable to our current chief executive officer and the other named executive officers were as follows:

•

Base salaries for our named executive officers were designed to compensate the executive for the experience, education, personal qualities and other qualifications of that individual that are essential for the specific role the executive serves and the scope of each executive’s responsibilities, while remaining generally competitive with the base salary ranges at other banking organizations based on the experience and knowledge of the members of the Compensation Committee.

•

Our named executive officers received discretionary bonuses in 2010. In determining discretionary bonus payments, the Compensation Committee considered a variety of individual, business unit and company performance factors (which were not communicated to the named executive officers prior to the performance period) but did not predetermine the applicable considerations, quantify the weight given to any specific performance goal or otherwise follow a formulaic calculation. Instead, the Compensation Committee engaged in an overall assessment of appropriate bonus levels based on a subjective interpretation of all the relevant criteria. The relevant factors considered by the Compensation Committee in determining 2010 discretionary bonuses included overall individual performance and responsibilities, the safety and soundness of the Company and its subsidiaries, organizational performance (including the acquisition and integration of targeted financial institutions, investing capital and delivering operating results) and business unit performance.

•

Our named executive officers may be awarded equity awards at the discretion of the Compensation Committee. Historically, our named executive officers received equity-based compensation at the time they commenced employment with us. For example, in 2010, Mr. Laney and Ms. Hinderhofer were the only recipients of equity awards, while the other named executive officers received equity-based compensation at the time we were founded. Stock options and restricted stock have been granted in order to provide the chief executive officer and other named executive officers with long-term incentives for profitable growth and to further align the interests of our named executive officers with the interests of our stockholders. These equity awards are structured to be long-term rewards, thereby increasing the performance and retention of our named executive officers. We also granted equity awards in 2011 to Messrs. Laney, Gaiter and Metzger and Ms. Hinderhofer, which are further described below.

•

Named executive officers are also provided with benefits, including participation in our 401(k) defined contribution plan and insurance benefit programs that are also offered to other eligible employees of the Company. In addition, relocation assistance was provided to Mr. Metzger in connection with his relocation to Kansas City in order to fulfill his duties as the Division President, Midwest.

•

Mr. Laney is entitled to severance upon certain terminations of employment in accordance with the terms of his employment agreement. Our other named executive officers were not entitled to severance benefits upon a termination of employment in 2010.

Employment Agreements

Effective May 22, 2010, we entered into an employment agreement with Mr. Laney. The employment agreement, which is more fully described below, provides for an annual base salary, bonus opportunity, guaranteed bonus for 2010, sign-on bonus and an initial equity grant. As more fully described in the section entitled “—2010 Potential Payments upon Termination or Change of Control,” Mr. Laney is also entitled to certain severance benefits upon a termination of employment by the Company without “cause” or resignation by Mr. Laney with “good reason.” The terms of Mr. Laney’s employment agreement were largely based on the employment agreement that we entered into with Mr. Connolly in connection with the 2009 private offering. We also considered Mr. Laney’s prior experience, his compensation at his prior employer and the value of the compensation opportunities he forfeited as a result of accepting employment with us.

We also entered into an employment agreement with Mr. Connolly, our initial chief executive officer, at the time of the 2009 private offering that provided for base salary, annual bonus opportunity, a sign-on bonus, an initial equity grant and severance benefits upon a termination of employment by us without “cause” or a resignation by Mr. Connolly with “good reason.” Mr. Connolly’s employment agreement did not provide for additional benefits in connection with the termination of his employment due to his death; however, our board of directors decided to continue to pay Mr. Connolly’s base salary to his estate for the six-month period immediately following his death in recognition of the services Mr. Connolly provided during the initial stages of our development and the related capital raise prior to his death. Additionally, all of his outstanding equity awards were forfeited at the time of his death.

Base Salary for 2010

Base salaries for our named executive officers for 2010 were as follows: Mr. Laney—$500,000; Mr. Fitzgerald—$300,000; Mr. Gaiter—$300,000; Mr. Metzger—$300,000; and Ms. Hinderhofer—$225,000.

Prior to his death, Mr. Connolly was paid an annual base salary of $500,000 (which the Company continued to pay to Mr. Connolly’s estate for the six month period immediately after his death) and for his term as our employee, Mr. Fish was paid a base salary at an annualized rate of $900,000.

Bonuses for 2010

Annual Discretionary Cash Bonuses

In making its annual bonus determination for our named executive officers, the Compensation Committee did not apply a strict formula for determining annual bonus amounts, but instead engaged in an overall assessment of individual, business unit and company performance. As noted above, factors considered by the Compensation Committee in determining the 2010 bonus level included overall individual performance and responsibilities, the safety and soundness of the Company and its subsidiaries, organizational performance (including the acquisition and integration of targeted financial institutions, investing capital and delivering operating results) and business unit performance.

Each of our named executive officers was assigned a target bonus amount, either at the beginning of the performance period (for Messrs. Fitzgerald, Metzger and Gaiter) or at the commencement of the named executive officer’s employment with the Company (for Mr. Laney and Ms. Hinderhofer). Based on an assessment of our performance, business unit performance and individual performance of each of the named executive officers, the Compensation Committee approved the following discretionary annual bonus payments for 2010: Mr. Laney—$500,000; Mr. Fitzgerald—$350,000; Mr. Metzger—$350,000; Mr. Gaiter—$350,000 and Ms. Hinderhofer—$180,000. Messrs. Fitzgerald, Metzger and Gaiter, who were employed with the Company for all of 2010, were each paid 117% of their respective target bonus amounts in recognition of their work in the initial stages of the Company’s development. Mr. Laney received 100% of his annual target bonus amount (50% of which was guaranteed pursuant to his employment agreement) in recognition of his outstanding performance as our chief executive officer. Ms. Hinderhofer received 100% of her target bonus amount, which was not prorated because of the significant work demands and individual performance during the portion of the year that she was employed by us.

Sign-On Bonus

Pursuant to the terms of Mr. Laney’s employment agreement, Mr. Laney received a lump-sum cash bonus of $1.2 million upon commencing employment with the Company. The sign-on bonus was paid in order to compensate Mr. Laney for compensation that he forfeited with his prior employer in accepting employment with us.

Equity-Based Compensation in 2010

Pursuant to the terms of Mr. Laney’s employment agreement, Mr. Laney was granted a stock option to acquire 850,000 shares of common stock, and 450,000 shares of restricted stock. In connection with commencing employment with the Company, Ms. Hinderhofer was granted a stock option to acquire 75,000 shares of common stock and 40,000 shares of restricted stock. The vesting of the equity granted to Mr. Laney and Ms. Hinderhofer is subject to continued employment with us through the applicable vesting dates, the occurrence of a “Qualified Investment Transaction,” and, with respect to a portion of the restricted stock grant, the achievement of specified share price targets. The level of the equity awards granted to Mr. Laney and Ms. Hinderhofer was determined by our Compensation Committee at the time that each commenced employment with us based on grants of equity awards that were previously made to similarly situated employees of the Company.

Under the terms of our 2009 Equity Incentive Plan, a Qualified Investment Transaction is defined as an investment transaction involving us that, when aggregated with all of the prior investment transactions, represents total capital invested by us of at least $275,389,707. A Qualified Investment Transaction occurred on December 10, 2010.

In October 2011, the Company granted stock options and performance-based restricted stock to Mr. Laney, Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer in the following amounts:

•	Mr. Laney—stock option to acquire 400,000 shares of common stock and 85,000 shares of restricted stock;

•	Mr. Gaiter—stock option to acquire 100,000 shares of common stock and 25,000 shares of restricted stock;

•	Mr. Metzger—stock option to acquire 50,000 shares of common stock and 10,000 shares of restricted stock; and

•	Ms. Hinderhofer—stock option to acquire 50,000 shares of common stock and 20,000 shares of restricted stock.

None of the equity awards granted to named executive officers in 2011 will vest prior to the listing of shares of our common stock on a national securities exchange. Subject to satisfaction of the listing condition and continued employment through the applicable vesting date, the stock options vest in three equal installments on each anniversary of the date of grant. The shares of performance-based restricted stock vest, following satisfaction of the listing condition, upon the achievement of specified share prices and continued employment through specified vesting dates.

Compensation Risk

While our Compensation Committee is responsible for the oversight of our compensation of employees and directors, the Audit Committee is responsible for the risk management, including risk as it relates to compensation. We are also subject to regulatory oversight and reviews, whereby our compensation practices are subject to the review of our regulators and any restrictions or requirements that may be imposed upon us. After reviewing our executive and broad-based compensation programs, we do not believe that our overall compensation policies and practices create risks that are reasonably likely to have a material adverse effect on our Company.

Compensation Program Following this Offering

The design of our compensation program following this offering will be an ongoing process, however, we expect that our compensation program will continue to be based on the general principles described above. We believe that following this offering, we will have more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to regularly compensate named executive officers with non-cash compensation reflective of our stock performance in relation to a comparative group in the form of publicly traded equity.

Tax Considerations

From and after the time that our compensation programs become subject to Section 162(m) of the Internal Revenue Code, we intend to consider the structure of base salary and bonus compensation in order to maintain the deductibility of compensation under Section 162(m) of the Internal Revenue Code. However, our board of directors will take into consideration other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible. Transition provisions under Section 162(m) may apply for a period of approximately three years following the consummation of this offering to certain compensation arrangements that were entered into by a corporation before it was publicly held.

2010 Summary Compensation Table

The following summary compensation table sets forth the total compensation paid or accrued for the year ended December 31, 2010, for any individual who served as our chief executive officer or chief financial officer in 2010, and our three other most highly compensated executive officers who were serving as executive officers on December 31, 2010. We refer to these officers as our “named executive officers.”

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($) (9)	Option Awards ($) (10)	Non- equity Incentive Plan Compensation ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
G. Timothy Laney (1)
President and Chief Executive Officer	2010	301,948		1,700,000	(2)	6,776,155	5,784,993	—	—	1,188	(11)	14,564,284
James B. Fitzgerald (3)
Chief Financial Officer	2010	307,272		350,000		—	—	—	—			657,272
Thomas Metzger
Division President, Midwest	2010	307,107		350,000		—	—	—	—	83,031	(12)	740,138
Don Gaiter (4)
Chief of Acquisitions and Strategy	2010	306,771		350,000		—	—	—	—	—		656,771
Kathryn M. Hinderhofer (5)
Chief of Integration, Technology and Operations	2010	160,096		180,000		619,782	537,453	—	—	118,260	(13)	1,615,591
James G. Connolly
Former President and CEO	2010	269,231	(6)	—		—	—	—	—	—		269,231
Lawrence K. Fish (7)
Former Interim President and CEO	2010	615,190	(8)	—		—	—	—	—	—		615,190

(1)	Mr. Laney commenced employment with us in June 2010.
(2)	Mr. Laney’s bonus represents a sign-on bonus of $1.2 million, a guaranteed bonus of $250,000 and a discretionary bonus of $250,000.
(3)	Mr. Fitzgerald served as our Chief Financial Officer until November 2011.
(4)	Mr. Gaiter has been serving as our acting Chief Financial Officer since November 2011 and our Chief of Acquisitions and Strategy since June 2009.
(5)	Ms. Hinderhofer commenced employment with us in April 2010 and provided services as a consultant prior to becoming an employee.
(6)	We continued to pay Mr. Connolly’s base salary to his estate for the six month period immediately following his death.
(7)	Mr. Fish served as our Interim President and Chief Executive Officer following Mr. Connolly’s death in January 2010 and until Mr. Laney assumed the duties of President and Chief Executive Officer in June 2010. Mr. Fish continued to provide services as an employee until September 2010.
(8)	Mr. Fish received $68,750 in directors fees in 2010, which is also disclosed under 2010 Director Compensation below.
(9)	The amounts in this column reflect the grant date fair value of the restricted stock awarded to our named executive officers in 2010 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). The amounts included in this column for the restricted stock awards subject to performance-based vesting conditions are calculated based on the probable satisfaction of the performance conditions for such awards. If the highest level of performance is achieved for these restricted stock awards, the maximum value of these awards at the grant date would be as follows: Mr. Laney—$5,316,000 and Ms. Hinderhofer—$479,739. See note 12 of the audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.
(10)	The amounts included in this column reflect the grant date fair value of stock option awards granted to our named executive officers in 2010. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model. See note 12 of the audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.
(11)	Represents 401(k) contributions by the Company.
(12)	Represents 401(k) contributions by the Company of $8,654 and relocation assistance in connection with Mr. Metzger’s relocation to Kansas City with an aggregate value of $74,197 pursuant to our executive relocation policy.
(13)	Represents 401(k) contributions by the Company of $12,000 and consulting fees equal to $106,260 that were paid to Ms. Hinderhofer prior to her becoming an employee of the Company.

2010 Grants of Plan-Based Awards

The following table sets forth certain information with respect to awards granted to each of our named executive officers under the 2009 Equity Incentive Plan during 2010:

	Grant Date	Date Action was Taken to Grant such Award	Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards Number of Shares of Stock or Units(4) (#)	All Other Option Awards: Number of Securities Underlying Options(5) (#)	Exercise or Base Price of Option Awards(6) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(7) ($)
Name			Threshold (#)	Target (#)	Maximum (#)
G. Timothy Laney(1)	6/1/2010	5/22/2010	100,000	200,000	300,000				4,118,072
	6/1/2010	5/22/2010				150,000			2,658,083
	6/1/2010	5/22/2010					850,000	20.00	5,784,993

Kathryn M. Hinderhofer(2)	4/14/2010	4/14/2010	8,889	17,778	26,667				379,913
	4/14/2010	4/14/2010				13,333			239,869
	4/14/2010	4/14/2010					75,000	20.00	537,453

(1)	Mr. Laney was granted 450,000 shares of restricted stock for consideration of $0.01 per share and a stock option to acquire 850,000 shares of common stock upon his employment with the Company.
(2)	Ms. Hinderhofer was granted 40,000 shares of restricted stock for consideration of $0.01 per share and a stock option to acquire 75,000 shares of common stock upon her employment with the Company.
(3)	The grants of performance-based restricted stock vest according to the following parameters:

•	1/3 vest after the per share stock price equals or exceeds $25.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $28.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $32.00 per share for 30 days

(4)	50% of the time-based restricted stock vest on October 21, 2011 and the remaining 50% vest on October 21, 2012, subject to the named executive officer’s continued service through the applicable vesting dates.
(5)	50% of the stock options vest on October 21, 2011 and the remaining 50% vest on October 21, 2012, subject to the named executive officer’s continued service through the applicable vesting dates.
(6)	The per share exercise price is equal to the price of a share of our common stock in the 2009 private offering. The Compensation Committee reviewed all relevant factors, including valuation data provided by PricewaterhouseCoopers and the most recent arm’s-length transactions involving our common stock in determining the per share exercise price.
(7)	The amounts in this column reflect the grant date fair value of the restricted stock and stock options awarded to the named executive officers in 2010 in accordance with FASB ASC Topic 718 and, in the case of the restricted stock awards subject to performance-based vesting conditions, are calculated based on the probable satisfaction of the performance conditions for such awards.

Employment Agreements with Named Executive Officers

Mr. Laney’s Employment Agreement

Effective May 22, 2010, we entered into a three-year employment agreement with Mr. Laney under which, as our chief executive officer, he will receive an initial annual base salary of $500,000 and an initial annual bonus target of 100% of his annual base salary, with a guaranteed bonus of $250,000 for 2010. Mr. Laney was also granted a stock option to acquire 850,000 shares of common stock, 50% of which will vest on October 21, 2011 and the remaining 50% will vest on October 21, 2012. Additionally, Mr. Laney received 450,000 shares of restricted stock of which (A) two-thirds (300,000 shares) of the restricted stock vests based on the achievement of performance goals relating to increases in the price of a share of common stock (with one-third (100,000 shares) of the restricted stock vesting when the stock price equals or exceeds $25 per share, one-third (100,000 shares) of the restricted stock vesting when the stock price equals or exceeds $28 per share and one-third (100,000 shares) of the restricted stock vesting when the stock price equals or exceeds $32 per share), and (B) one-third (150,000 shares) of the restricted stock vests based on the passage of time (with 50% of the service-based shares vesting on October 21, 2011 and the remaining 50% vesting on October 21, 2012). The vesting of Mr. Laney’s restricted stock is subject to his continued employment with us and the occurrence of a Qualified Investment Transaction, which occurred on December 10, 2010. Pursuant to the terms of the employment agreement, upon Mr. Laney’s commencement of employment with us, Mr. Laney received a lump-sum sign-on cash bonus of $1.2 million. Mr. Laney is also eligible to participate in the same Company benefit programs as similarly situated executives of the Company. In the event of termination of Mr. Laney’s employment without “cause” or Mr. Laney’s resignation with “good reason,” Mr. Laney is eligible to receive certain severance benefits, as more fully described in “Potential Payments upon Termination or Change of Control” below.

Mr. Connolly’s Employment Agreement

Mr. Connolly entered into an employment agreement with us in connection with the 2009 private offering. The employment agreement provided for annual base salary, annual bonus opportunity, sign-on bonus, initial equity grant and severance benefits upon a termination of employment by us without “cause” or a resignation by Mr. Connolly for “good reason.” The employment agreement did not provide for additional benefits in connection with the termination of his employment due to death, however, our board of directors decided to continue to pay Mr. Connolly’s base salary to his estate for the six-month period immediately following his death.

We intend to enter into employments agreements with Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer in connection with this offering that will likely provide for base salary, annual bonus opportunity, severance benefits upon a termination of employment by us without “cause” or resignation by the executive for “good reason” and enhanced severance benefits upon a termination of employment by us without “cause” or resignation by the executive for “good reason” during the two-year period following a change in control of the Company.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2010:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
G. Timothy Laney	—	850,000	—	20.00	6/1/2020	150,000	2,698,500	300,000	5,397,000
James B. Fitzgerald(5)	—	402,500	—	20.00	10/20/2019	67,083	1,206,823	134,167	2,413,664
Thomas Metzger	—	402,500	—	20.00	10/20/2019	67,083	1,206,823	134,167	2,413,664
Donald G. Gaiter(6)	—	402,500	—	20.00	10/20/2019	67,083	1,206,823	134,167	2,413,664
Kathryn Hinderhofer	—	75,000	—	20.00	4/1/2020	13,333	239,861	26,667	479,739
James G. Connolly	—	—	—	—	—	—	—	—	—
Lawrence K. Fish	—	—	—	—	—	—	—	—	—

(1)	Represents stock options 50% of which vest on October 20, 2011 (October 21, 2011 for Mr. Laney and Ms. Hinderhofer) and 50% of which vest on October 20, 2012 (October 21, 2012 for Mr. Laney and Ms. Hinderhofer), subject to the named executive officer’s continued service through the applicable vesting dates.
(2)	Represents time-based shares of restricted stock, which vest as follows:

•	50% vest on October 20, 2011 (October 21, 2011 for Mr. Laney and Ms. Hinderhofer).

•	50% vest on October 20, 2012 (October 21, 2012 for Mr. Laney and Ms. Hinderhofer).

(3)	Share price is based on a valuation provided by PricewaterhouseCoopers as of December 31, 2010.

(4)	Represents performance-based shares of restricted stock, which vest (subject to continued employment on the vesting date) as follows:

•	1/3 vest after the per share stock price equals or exceeds $25.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $28.00 per share for 30 days

•	1/3 vest after the per share stock price equals or exceeds $32.00 per share for 30 days
(5)	Mr. Fitzgerald served as our Chief Financial Officer until November 2010.
(6)	Mr. Gaiter has been serving as our acting Chief Financial Officer since November 2011 and our Chief of Acquisitions and Strategy since June 2009.

NBH Holdings Corp. 2009 Equity Incentive Plan

Introduction

We adopted the 2009 Equity Incentive Plan on October 20, 2009. The 2009 Equity Incentive Plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units and other awards that may be settled in or based upon the value of our common stock. Set forth below is a summary of the material features that are in the 2009 Equity Incentive Plan. This summary is qualified in its entirety by the actual 2009 Equity Incentive Plan.

Purpose

The purposes of the 2009 Equity Incentive Plan are to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our common stock or be paid incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and that of our affiliates and promoting an identity of interest between our stockholders and recipients of awards under the 2009 Equity Incentive Plan.

Administration

The 2009 Equity Incentive Plan is administered by the Compensation Committee or such other committee of our board of directors as our board of directors may from time to time designate. Among other things, the Compensation Committee has the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of common stock to be covered by each award, and to determine the terms and conditions of any such awards. Subject to applicable law, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members or persons selected by it.

Eligibility

Current and prospective directors, employees (including executive officers) and/or consultants to us and any of our subsidiaries and affiliates are eligible to participate in the 2009 Equity Incentive Plan.

Shares Subject to the 2009 Equity Incentive Plan

The aggregate number of shares of our common stock available for issuance under the 2009 Equity Incentive Plan is 5,750,000. The maximum number of shares of our common stock that may be granted pursuant to stock options is 4,025,000 and the maximum number of shares of common stock that may be granted pursuant to restricted stock and restricted stock units is 1,725,000. Once the 2009 Equity Incentive Plan becomes subject to Section 162(m) of the Internal Revenue Code, the number of stock options that may be granted to any one individual during any calendar year is 4,025,000 and the aggregate number of shares relating to restricted stock, restricted stock units or performance-based restricted stock that may be granted to any one individual during any calendar year is 1,725,000.

The shares of common stock subject to grant under the 2009 Equity Incentive Plan are to be made available from authorized but unissued shares, from treasury shares, from shares purchased on the open market or by private purchase, or a combination of any of the foregoing. To the extent that any award is forfeited, or any stock option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of common stock subject to such awards not delivered as a result thereof will again be available for awards under the 2009 Equity Incentive Plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of common stock (by either actual delivery or by attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested will be deemed delivered for purposes of the limits in the 2009 Equity Incentive Plan. To the extent any shares of common stock subject to an award are withheld to satisfy the exercise price (in the case of a stock option) and/or the tax withholding obligations relating to such award, such shares of common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the 2009 Equity Incentive Plan.

The 2009 Equity Incentive Plan provides that in the event of certain extraordinary corporate transactions or events affecting us, the Compensation Committee or our board of directors will make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2009 Equity Incentive Plan, (2) the various maximum limitations set forth in the 2009 Equity Incentive Plan, (3) the number and kind of shares or other securities subject to outstanding awards and (4) the exercise price of outstanding options and stock appreciation rights. In the case of corporate transactions such as a merger or consolidation, such adjustments may include the cancellation of outstanding awards in exchange for cash or other property or the substitution of other property for the shares subject to outstanding awards.

Awards

As indicated above, several types of awards can be made under the 2009 Equity Incentive Plan. A summary of these awards is set forth below.

Stock Options and Stock Appreciation Rights

Stock options granted under the 2009 Equity Incentive Plan may either be incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or nonqualified stock options, which do not qualify for this favorable tax treatment. Stock appreciation rights granted under the 2009 Equity Incentive Plan may either be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in tandem with a stock option.

Each grant of stock options or stock appreciation rights under the 2009 Equity Incentive Plan will be evidenced by an award agreement that specifies the exercise price, the duration of the award, the number of shares to which the award pertains and such additional limitations, terms and conditions as the Compensation Committee may determine, including, in the case of stock options, whether the options are intended to be incentive stock options or nonqualified stock options. The 2009 Equity Incentive Plan provides that the exercise price of stock options and stock appreciation rights will be determined by the Compensation Committee, but may not be less than 100% of the fair market value of the stock underlying the stock options or stock appreciation rights on the date of grant. Award holders may pay the exercise price in cash or, if approved by the Compensation Committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of stock options and stock appreciation rights will be determined by the Compensation Committee, but may not exceed ten years from the date of grant. The Compensation Committee will determine the vesting and exercise schedule of stock options and stock appreciation rights, and the extent to which they will be exercisable after the award holder’s service with the Company terminates.

Restricted Stock

Restricted stock may be granted under the 2009 Equity Incentive Plan with such restrictions as the Compensation Committee may designate. The Compensation Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. Except for these restrictions and any others imposed under the 2009 Equity Incentive Plan or by the Compensation Committee, upon the grant of restricted stock under the 2009 Equity Incentive Plan, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock; however, whether and to what extent the recipient will be entitled to receive cash or stock dividends paid, either currently or on a deferred basis, will be set forth in the award agreement.

Restricted Stock Units

The Compensation Committee may grant restricted stock units payable in cash or shares of common stock, conditioned upon continued service and/or the attainment of performance goals (as described below) determined by the Compensation Committee. We are not required to set aside a fund for the payment of any restricted stock units and the award agreement for restricted stock units will specify whether, to what extent and on what terms and conditions the applicable participant will be entitled to receive dividend equivalents with respect to the restricted stock units.

Stock-Bonus Awards

The Compensation Committee may grant unrestricted shares of our common stock, or other awards denominated in our common stock, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the Compensation Committee determines from time to time in its sole discretion as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions.

Stock Awards

The Compensation Committee may permit participants to purchase unrestricted shares of common stock pursuant to the 2009 Equity Incentive Plan at a purchase price per share of common stock determined by the Compensation Committee and set forth in the applicable award agreement. The purchase price of any shares of common stock subject to such an award must be paid in full at the time of the purchase.

Performance Awards

Under the 2009 Equity Incentive Plan, the Compensation Committee may determine that the grant, vesting or settlement of an award granted under the 2009 Equity Incentive Plan may be subject to the attainment of one or more performance goals.

The Compensation Committee has the authority to establish any performance objectives to be achieved during the applicable performance period when granting performance awards. However, if an award under the 2009 Equity Incentive Plan is intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the performance goals will be established with reference to one or more of the following, either on a Company-wide bases, or, as relevant in respect of one or more affiliates, subsidiaries, divisions, departments or operations of the Company: earnings (gross, net, pre-tax, post-tax or per share), net profit after tax, EBITDA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total shareholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing spending efficiency, core non-interest income, change in working capital, return on capital and/or stock price.

Termination of Employment

The impact of a termination of employment on an outstanding award granted under the 2009 Equity Incentive Plan, if any, will be set forth in the applicable award agreement.

Treatment of Outstanding Equity Awards following a Change in Control

The 2009 Equity Incentive Plan provides that, unless otherwise set forth in an award agreement, in the event of a change in control (as defined in the 2009 Equity Incentive Plan), (1) any restricted stock that was forfeitable prior to such change in control will become nonforfeitable, (2) all restricted stock units will be considered earned and payable in full and any restrictions thereon will lapse, (3) any unexercised stock option or SAR, whether or not exercisable on the date of such change in control, will become fully exercisable and may be exercised in whole or in part, and (4) the Compensation Committee may determine the level of achievement with respect to any performance-based awards through the date of the change in control. The Compensation Committee may make additional adjustments and/or settlements of outstanding awards upon a change in control, including cancelling any awards for cash upon at least ten days’ advance notice to affected participants.

A “change in control” is generally deemed to occur under the 2009 Equity Incentive Plan upon:

(1)	the acquisition by any individual, entity or group of “beneficial ownership” (pursuant to the meaning given in Rule 13d-3 under the Exchange Act) of 35% or more (on a fully diluted basis) of either (a) the outstanding shares of the Company’s common stock or (b) the combined voting power of our then outstanding voting securities, with each of clauses (a) and (b) subject to certain customary exceptions;

(2)	a majority of the directors who constituted our board of directors at the time the 2009 Equity Incentive Plan was adopted are replaced by directors whose appointment or election is not endorsed by at least two-thirds of the incumbent directors then on the board of directors;

(3)	approval by our shareholders of the Company’s complete dissolution or liquidation; or

(4)	a merger of the Company, the sale or disposition by the Company of all or substantially all of its assets, or any other business combination of the Company with any other corporation, other than any merger or business combination which would result in (a) the voting securities of the Company outstanding immediately prior to the transaction continuing to represent at least 50% of the total voting power of the Company or such surviving entity outstanding immediately after such transaction, (b) no person (other than any employee benefit plan sponsored or maintained by the surviving company) is or becomes the “beneficial owner,” directly or indirectly, of 35% or more of the total voting power of the parent company (or, if there is no parent company, the surviving company) and (c) at least two-thirds of the members of the board of directors of the parent company (or, if there is no parent company, the surviving company) following the consummation of the transaction were members of the board of directors at the time the execution of the initial agreement providing for the transaction was approved.

Amendment and Termination

The 2009 Equity Incentive Plan may be amended, altered, suspended, discontinued or terminated by the Board, but no amendment, alteration, suspension, discontinuation or termination may be made if it would materially impair the rights of a participant (or his or her beneficiary) without the participant’s (or beneficiary’s) consent, except for any such amendment required to comply with law. The 2009 Equity Incentive Plan may not be amended, altered, suspended, discontinued or terminated without stockholder approval to the extent such approval is required to comply with any tax or regulatory requirement applicable to the 2009 Equity Incentive Plan, including, from and after the date on which awards granted pursuant to the 2009 Equity Incentive Plan become subject to Section 162(m) of the Code, as necessary to prevent an award intended to qualify as performance-based compensation under Section 162(m) of the Code to cease to qualify.

Federal Income Tax Consequences Relating to Stock Options and Restricted Stock under the 2009 Equity Incentive Plan

The following discussion summarizes certain federal income tax consequences of the issuance, receipt and exercise of stock options and the granting and vesting of restricted stock, in each case under the 2009 Equity Incentive Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the 2009 Equity Incentive Plan, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options

In general, a participant realizes no taxable income upon the grant or exercise of an incentive stock option (“ISO”). However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for us) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

Nonqualified Options

In general, in the case of a nonqualified stock option (“NSO”), the participant has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to us. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which we are not entitled to a deduction.

Restricted Stock

Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date, less any amount paid for the stock, and the Company will be allowed a corresponding tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the common stock, and we will be allowed a corresponding tax deduction at that time. Any future appreciation in the common stock will be taxable to the participant at capital gains rates. However, if the restricted stock award is later forfeited, the participant will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

2010 Potential Payments upon Termination or Change-in-Control

The following discussion addresses potential payments to our named executive officers upon termination of employment or a “change in control.”

Termination of Employment without Cause or Resignation with Good Reason

Severance Under Mr. Laney’s Employment Agreement

If Mr. Laney’s employment is terminated (i) by us without “cause” or (ii) by Mr. Laney for “good reason,” subject to his execution and non-revocation of a release of claims against us and our affiliated entities, Mr. Laney will receive any earned but unpaid base salary and bonuses, accrued unused vacation and a lump sum cash amount equal to the sum of (A) three times his annual base salary immediately prior to the date of the qualifying termination and (B) three times the higher of his target annual bonus for the year of termination or the annual bonus paid or payable to Mr. Laney in respect of the year prior to the year of the qualifying termination. In addition, upon a qualifying termination, all of the stock options granted under Mr. Laney’s employment agreement will vest and become exercisable, the time-based vesting portion of the restricted stock award granted under Mr. Laney’s employment agreement will vest and the market-based vesting portion of the restricted stock granted under Mr. Laney’s employment agreement will be forfeited.

For the purposes of Mr. Laney’s employment agreement, “good reason” generally means (1) a material diminution of annual base salary or target incentive payment, (2) a material diminution in position, authority, duties or responsibilities, (3) any material failure by us to comply with the compensation related provisions of the employment agreement or (4) any material breach by us of the employment agreement.

For the purposes of Mr. Laney’s employment agreement, “cause” generally means the executive’s (1) continued failure to perform substantially his duties, (2) willful misconduct or gross neglect in the performance of his duties, (3) continued failure to adhere materially to the clear directions of the board of directors or failure to devote substantially all of his business time and efforts to the Company, (4) conviction of or formal admission to or plea of guilty or nolo contendere to a charge of commission of a felony or any crime involving serious moral turpitude or (5) willful breach of any material terms of the employment agreement.

Severance for Named Executive Officers other than Mr. Laney

As of December 31, 2010, our named executive officers other than Mr. Laney were not eligible for severance upon his or her termination of employment for any reason. We intend to enter into employment agreements with each of Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer in connection with this offering that will likely provide for certain severance benefits.

Equity Awards under the 2009 Equity Incentive Plan

Mr. Laney’s employment agreement provides that upon a termination of employment by us without “cause” or a resignation of employment by Mr. Laney for “good reason” (each as defined in Mr. Laney’s employment agreement) all of the stock options granted in connection with the employment agreement and the time-based vesting portion of the restricted stock award granted in connection with the employment agreement will vest, and, to the extent applicable, become exercisable.

The equity award agreements entered into by us with each of our named executive officers provide that upon a termination of employment without “cause” or a resignation of employment for “good reason,” the outstanding unvested stock options and unvested time-based restricted stock held by the named executive officers will immediately vest upon such a termination of employment and the outstanding performance-based restricted stock will be forfeited.

For named executive officers other than Mr. Laney, “good reason” under the equity awards granted prior to December 31, 2010, generally means (1) material diminution of annual base salary or target incentive payment, (2) material diminution in position, authority, duties or responsibilities, (3) any requirement by us that the named executive officer’s services be rendered at a location other than at the Company’s primary office location in Boston, Massachusetts, subject to the named executive officer’s performance of duties at, and travel to, such other offices of the Company as required to fulfill such duties or (4) any material breach of any written employment agreement by the Company.

For named executive officers other than Mr. Laney, “cause” generally means (1) the continued failure of the executive to perform substantially the executive’s duties, (2) willful misconduct or gross neglect in the performance of his or her duties, (3) continued failure to adhere materially to the clear directions of the board of directors or failure to devote substantially all of the named executive officer’s business time to us, (4) conviction of or formal admission to or plea of guilty or nolo contendere to a charge of commission or a felony or (5) willful breach of any material term of any employment agreement.

Termination of Employment For Cause or Resignation without Good Reason

Upon a termination of employment for “cause” or the executive’s resignation of employment without “good reason,” the executive is entitled to accrued benefits, including accrued base salary as of the date of termination of employment, accrued vacation and the timely payment of any amounts due and payable under any of our plans, programs, policies or practices.

All unvested equity awards will be forfeited following a termination of employment for “cause” or the executive’s resignation of employment without “good reason.”

Termination of Employment due to Death or Disability

Upon a termination of employment due to death or disability, the executive is entitled to accrued benefits, including accrued base salary, as of the date of termination of employment, accrued vacation and the timely payment of any amounts due and payable under any of our plans, programs, policies or practices. All unvested equity awards will be forfeited following a termination of employment due to death or disability.

Under the terms of Mr. Connolly’s employment agreement, Mr. Connolly was not entitled to and did not receive any payments or benefits in connection with his death, however, our board of directors decided to continue to pay Mr. Connolly’s base salary to his estate for the six-month period immediately following his death. Mr. Connolly’s estate received base salary continuation payments equal to $250,000 following Mr. Connolly’s death. In addition, all of Mr. Connolly’s outstanding equity awards were forfeited upon his death in accordance with the terms of Mr. Connolly’s equity award agreements.

Change in Control

As of December 31, 2010, we had not entered into individual agreements or arrangements with its named executive officers that provide for enhanced severance or benefits upon a “change in control” of the Company. We intend to enter into employment agreements with each of Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer in connection with this offering that will likely provide for severance benefits upon a termination of employment without “cause” or for “good reason” following a change in control.

All unvested outstanding stock options and time-based restricted stock held by the named executive officers immediately vest, and in the case of stock options, become exercisable, upon a “change in control” of the Company (as defined in the 2009 Equity Incentive Plan). Performance-based restricted stock held by the named executive officers will vest based on performance prior to the change in control, as determined by the Compensation Committee.

For the named executive officers serving as of December 31, 2010, the potential payments upon termination under various termination scenarios or the occurrence of a change in control are quantified in the table set forth below:

Name	Scenario	Cash Severance ($)	Stock Option Vesting ($)	Restricted Stock Vesting ($)	Benefits ($)	Total ($)
G. Timothy Laney	Resignation Involuntary Termination not for Cause Involuntary Termination for Cause Involuntary Termination Following Change of Control Change of Control (No Termination of Employment)
James B. Fitzgerald	Resignation Involuntary Termination not for Cause Involuntary Termination for Cause Involuntary Termination Following Change of Control Change of Control (No Termination of Employment)
Thomas Metzger	Resignation Involuntary Termination not for Cause Involuntary Termination for Cause Involuntary Termination Following Change of Control Change of Control (No Termination of Employment)
Donald Gaiter	Resignation Involuntary Termination not for Cause Involuntary Termination for Cause Involuntary Termination Following Change of Control Change of Control (No Termination of Employment)
Kathy Hinderhofer	Resignation Involuntary Termination not for Cause Involuntary Termination for Cause Involuntary Termination Following Change of Control Change of Control (No Termination of Employment)

2010 Director Compensation

Each non-employee director receives an annual cash retainer of $50,000 as compensation for his or her services as a member of the board of directors. No individual meeting fees are paid for either board meetings or committee meetings, whether in person or by telephone. The chairman of our board of directors receives an additional $25,000 cash retainer and the chairs of the Audit and Risk Committee, Compensation Committee and Nominating and Corporate Governance Committee each receive additional cash retainers of $10,000 ($20,000 in 2011).

Compensation for non-employee directors during 2010 was as follows:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Frank V. Cahouet	$75,000	$—	$—	$—	$—	$—	$75,000
Ralph W. Clermont	60,000	—	—	—	—	—	60,000
Robert E. Dean	60,000	—	—	—	—	—	60,000
Lawrence K. Fish (1)	68,750	—	—	—	—	—	68,750
Micho F. Spring	50,000	—	—	—	—	—	50,000
Burney S. Warren	60,000	—	—	—	—	—	60,000

(1)	Mr. Fish’s director fees have also been disclosed in the salary column of the Summary Compensation Table as a result of Mr. Fish having served as our interim president and chief executive officer for a portion of 2010. Mr. Fish’s director fees during 2010 were paid at an annual rate of $75,000 during this interim service period and at the regular retainer rate ($50,000) thereafter.

In October 2009, each of our non-employee directors received an initial grant of stock options and restricted stock in connection with our formation and initial capitalization. Those initial grants are reflected in the following table, which sets forth, as of December 31, 2010, the number of stock options and restricted stock held by each such non-employee director. Mr. Fish joined the Company’s board of directors in January 2010, so he did not receive an initial equity grant.

Name	Stock Options (in Shares) (1)	Restricted Stock (in Shares) (2)(3)
Frank V. Cahouet	57,500	28,750
Ralph W. Clermont	38,333	19,167
Robert E. Dean	38,333	19,167
Lawrence K. Fish	—	—
Micho F. Spring	38,333	19,167
Burney S. Warren	38,333	19,167

(1)	Represents stock options 50% of which vest on October 20, 2011 and 50% of which vest on October 20, 2012.
(2)	Represents time-based shares of restricted stock, which vest as follows:

•	50% vest on October 20, 2011.

•	50% vest on October 20, 2012.

(3)	Each share of restricted stock was purchased for $0.01 per share.

No equity grants were made to non-employee directors in 2010. In October 2011, each non-employee director was granted a stock option to purchase 8,000 shares of our common stock at $20 per share and received 2,500 shares of restricted stock, in each case with 50% of the grants vesting in October 2013 and 50% vesting in October 2014. None of the equity awards granted to directors in 2011 will vest prior to the listing of our shares of Class A common stock on a national securities exchange. Following completion of this offering, our board of directors also plans to implement stock ownership guidelines for directors and executive officers of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Compensation Discussion and Analysis—Executive Officer Compensation,” the following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater stockholders and any of their immediate family members since June 16, 2009, the date NBH Holding Corp was incorporated. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Founders Stock

Prior to the consummation of our 2009 private offering, we sold (1) 125,000 shares of Class A common stock to members of our senior management team and (2) 125,000 shares of Class B non-voting common stock to FBR Capital Markets & Co., one of the underwriters in this offering, for nominal consideration. FBR Capital Markets & Co. transferred all such shares of the Class B non-voting common stock held by it to a member of our board of directors.

Warrants Issued to Certain Stockholders

In connection with the agreement by several of our largest shareholders to be bound by the FDIC Policy Statement, we issued warrants to purchase common stock to such investors. The warrants are exercisable for 10 years from the date of issuance and have an exercise price of $20.00 per share. We issued (1) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC (an affiliate of Wellington Management Company, LLP) on October 20, 2009, (2) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC on March 23, 2010, (3) a warrant to purchase 250,750 shares of common stock to Paulson Master Recovery Fund LTD on March 15, 2010, and (4) a warrant to purchase 42,000 shares of common stock to Elliott Associates, L.P. and a warrant to purchase 63,000 shares of common stock to Elliott Opus Holdings LLC on September 30, 2010.

Registration Rights Agreement

Concurrently with the consummation of our 2009 private offering, we entered into a registration rights agreement for the benefit of our stockholders, including FBR Capital Markets & Co., one of the underwriters in this offering, with respect to our common stock sold in the 2009 private offering. Under the terms of the registration rights agreement, within 180 days of our investing at least 25% of the net proceeds of the 2009 private offering, we agreed to file with the Securities and Exchange Commission a shelf registration statement on Form S-1 or such other form under the Securities Act as would allow our stockholders to resell the shares of common stock acquired in the 2009 private offering. Our acquisitions of Hillcrest Bank and Bank Midwest represented over 25% of the net proceeds of our 2009 private offering. Our stockholders have subsequently agreed to extend the deadline for filing a shelf registration statement until March 31, 2012.

If we do not file a shelf registration statement before March 31, 2012, other than as a result of the SEC being unable to accept such filing, then, each of James B. Fitzgerald, Thomas M. Metzger and Donald Gaiter, if employed by the Company and owed a performance bonus, must immediately forfeit 50%, and forfeit an additional 10% for each month thereafter that such shelf registration statement has not been filed, of any performance bonus that would otherwise be payable to him during that fiscal year (or to which he became entitled as a result of performance during that fiscal year). In addition, no bonuses, compensation, awards, equity compensation or other amounts may be paid or granted in lieu of, or to make Messrs. Fitzgerald, Metzger and Gaiter whole for, any such forfeited bonuses.

Further, if the shelf registration statement has not been declared effective by the SEC within 180 days after the filing of such shelf registration statement (which we refer to as the “Trigger Date”), a special meeting of stockholders must be called in accordance with our amended and restated bylaws solely for the purposes of (1) considering and voting upon proposals to remove each of our then-serving director and (2) electing such number of directors as there are then vacancies on the board of directors. However, stockholders holding two-thirds of the outstanding registrable shares may waive the requirement to hold such special meeting. The special meeting must occur as soon as reasonably practicable following the Trigger Date but in no event more than 45 days after the Trigger Date.

In addition, pursuant to the registration rights agreement, we are required to provide written notice to each stockholder holding registrable shares of our filing of a registration statement of which this prospectus is a part. Such stockholders have “piggy-back” registration rights that permit them to have shares of common stock owned by them included in such registration statement upon written notice to us within the prescribed time limit. Each such stockholder’s ability to register shares under such registration statement is subject to the terms of the registration rights agreement. The managing underwriter(s) may under certain circumstances limit the number of shares owned by such holders that are included in this offering, but the managing underwriter(s) may not reduce such holders below 25% of the number of shares of common stock to be sold under such registration statement. Stockholders holding registrable share may not, subject to certain exceptions, directly or indirectly sell, offer to sell (including without limitation any short sale), grant any option or otherwise transfer or dispose of any such shares of our common stock for a period of 60 days following the effectiveness of such registration statement.

Pursuant to FINRA Rule 5110(g)(1), holders of our common stock who are affiliated with members of the Financial Industry Regulatory Authority, or FINRA, and who elect, pursuant to the registration rights agreement, to include their shares of the common stock for resale pursuant to a shelf registration statement or as a selling stockholder pursuant to an underwritten public offering, are required to refrain, during the period commencing on the effective date of the registration statement and ending on the date that is 180 days after such effective date, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such holder’s shares of the common stock through the FINRA member with which such holder is affiliated.

Statement of Policy Regarding Transactions with Related Persons

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions between us and our affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by us to our executive officers, directors, and principal stockholders). We have adopted policies to comply with these regulatory requirements and restrictions. In connection with this offering, we intend to adopt a written policy that complies with all applicable requirements of the SEC and the New York Stock Exchange concerning related party transactions.

Other Relationships

Certain of the executive officers and directors of the Company, Bank Midwest and our principal shareholders and affiliates of such persons have, from time to time, engaged in banking transactions with Bank Midwest and are expected to continue such relationships in the future. All loans or other extensions of credit made by Bank Midwest to such individuals were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

MANAGEMENT AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at December 19, 2011 and as adjusted to reflect the sale of the shares of common stock by us and the selling stockholders in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o NBH Holdings Corp., 101 Federal Street, 19th Floor, Boston, Massachusetts 02110. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 53,266,031 shares of common stock as of December 19, 2011 (including 44,645,885 outstanding shares of Class A common stock, 7,545,353 shares of Class B common stock and 1,074,793 shares of unvested restricted stock granted to certain directors and officers under the 2009 Equity Incentive Plan, which shares of restricted stock are entitled to voting rights) and         shares of Class A common stock issued in this offering (assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock).

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within sixty days of December 19, 2011. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Beneficial Ownership Before this Offering				Beneficial Ownership After this Offering (1)
Name of beneficial owner	Shares of Class A Common Stock Beneficially Owned	Shares of Class B Common Stock Beneficially Owned	Total Shares of Common Stock Beneficially Owned		Shares Being Offered	Shares of Class A Common Stock Beneficially Owned	Shares of Class B Common Stock Beneficially Owned	Total Shares of Common Stock Beneficially Owned
Executive Officers and Directors (2)(3):	Number	Number	Number	%	Number	Number	Number	Number	%
G. Timothy Laney	949,850	—	949,850	1.77%
Richard U. Newfield, Jr.	219,500	—	219,500	*
Thomas M. Metzger	458,750	—	458,750	*
Donald Gaiter	498,750	—	498,750	*
Kathryn M. Hinderhofer	97,500	—	97,500	*
Craig S. Woodson	5,000	—	5,000	*
Frank V. Cahouet	115,300	—	115,300	*
Ralph W. Clermont	47,084	—	47,084	*
Robert E. Dean	42,834	—	42,834	*
Lawrence K. Fish	175,100	—	175,100	*
Micho F. Spring	48,884	—	48,884	*
Burney S. Warren	43,084	—	43,084	*
All executive officers and directors as a group (13 persons)	2,731,886	—	2,731,886	4.97%

Greater than 5% Stockholders:
Fidelity Management and Research (4)	2,624,900	—	2,624,900	4.93%
Taconic Capital Advisors (5)	2,175,155	808,559	2,983,714	5.60%
Paulson & Company Inc. (6)	2,175,155	3,090,595	5,265,750	9.84%
Wellington Management (7)	2,175,155	3,271,045	5,392,200	10.03%

Other Selling Stockholders:

*	Represents less than 1% of total outstanding shares, including exercisable options and warrants.

(1)	Assumes the sale of all shares included in this prospectus. Does not include shares of common stock which may be sold pursuant to the underwriters’ option to purchase additional shares of Class A common stock.

(2)	Includes shares issuable upon the exercise of options granted under the 2009 Equity Incentive Plan in the following amounts: Mr. Laney—425,000 shares; Mr. Newfield—100,000; Mr. Metzger—201,250; Mr. Gaiter—201,250; Ms. Hinderhofer—37,500; Mr. Woodson—5,000; Mr. Cahouet—28,750; Mr. Clermont—19,167; Mr. Dean—19,167; Ms. Spring—19,167; and Mr. Warren—19,167.

(3)	Includes unvested restricted stock for which such holder has voting rights granted under the 2009 Equity Incentive Plan in the following amounts: Mr. Laney—460,000 shares; Mr. Newfield—108,334; Mr. Metzger—177,709; Mr. Gaiter—192,709; Ms. Hinderhofer—53,334; Mr. Cahouet—16,875; Mr. Clermont—12,083; Mr. Dean—12,083; Ms. Spring—12,083; and Mr. Warren—12,083.

(4)	Includes Class A common stock owned by an entity that is an investment company registered under Section 8 of the Investment Company Act of 1940 (the “Fund”) advised by Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Fund each has sole power to dispose of the securities owned by the Fund. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund’s Boards of Trustees.

(5)

Includes shares of Class A and Class B common stock owned by Taconic Opportunity Fund L.P., Taconic Opportunity Master Fund L.P. (together, the “Taconic Opportunity Funds”) as well as Taconic Market Dislocation Fund II L.P. and Taconic Market Dislocation Master Fund II L.P. (together, the “Taconic Market Dislocation Funds”). Taconic Capital Advisors L.P. and Taconic Capital Advisors UK LLP are the investment managers for the Taconic Opportunity Funds and the Taconic Market Dislocation Funds. Taconic Associates LLC is the general partner of each of the Taconic Opportunity Funds. Taconic MDF LLC is the general partner of each of the Taconic Market Dislocation Funds. Taconic Capital Performance Partners LLC is the general partner of Taconic Capital Advisors L.P. The managing members of Taconic Capital

Performance Partners LLC are Kenneth D. Brody and Frank P. Brosens (collectively, the “Taconic Managers”). Taconic Capital Advisors, L.P., Taconic Associates LLC, Taconic Capital Performance Partners LLC and each of the Taconic Managers may be deemed to beneficially own the securities held by the Taconic Opportunity Funds and the Taconic Market Dislocation Funds. Taconic Capital Advisors L.P., Taconic Associates LLC, Taconic Capital Performance Partners LLC and each of the Taconic Managers each disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein. The address of each of these stockholders is 450 Park Avenue, 9th Floor, New York, New York 10022.

(6)	Includes shares of Class A and Class B common stock and 250,750 warrants owned by Paulson Recovery Master Fund Ltd. (the “Fund”). Paulson & Co. Inc. (“Paulson”) and its affiliates provide investment management services to the Fund, other pooled investment vehicles and managed accounts. Paulson is an investment advisor registered under the Investment Advisors Act of 1940. John Paulson is the controlling person of Paulson. The Fund may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares and warrants reported herein with Paulson and John Paulson. For purposes of the US Securities Exchange Act of 1934, as amended, neither the Fund, Paulson, nor John Paulson should be deemed to be the beneficial owner of any securities of NBH. The address of Paulson & Co. Inc. is 1251 Avenue of the Americas, 50th Floor, New York, NY 10020.

(7)	Includes shares of Class A and Class B common stock and 475,000 warrants that are held by institutional investors advised by Wellington Management Company, LLP (“Wellington Management”), including Ithan Creek Investors USB, LLC and Ithan Creek Investors II USB, LLC. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The address of Wellington Management is 280 Congress Street, Boston, Massachusetts 02110.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated certificate of incorporation and by-laws, which will become effective prior to completion of this offering. Reference is made to the more detailed provisions of the amended and restated certificate of incorporation and by-laws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Our certificate of incorporation authorizes us to issue 200,000,000 shares of Class A common stock, $0.01 par value per share, 200,000,000 shares of Class B non-voting common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

Class A Common Stock and Class B Non-Voting Common Stock

As of the date of this prospectus there are              shares of Class A common stock and              shares of Class B non-voting common stock outstanding.

Our certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B non-voting common stock will be treated equally and identically.

Voting Power. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of Class A common stock will be entitled to one vote per share on matters to be voted on by stockholders. Holders of Class B non-voting common stock have no voting power, and have no right to participate in any meeting of stockholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely affect the rights of the Class B non-voting common stock with respect to the modification of the terms of the securities or dissolution will require the approval of the Class B non-voting common stock voting separately as a class. Except as otherwise provided by law, our certificate of incorporation or our bylaws or in respect of the election of directors, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.

Conversion of Class B Non-Voting Common Stock. Each share of Class B non-voting common stock is convertible into a share of Class A common stock at the option of the holder, provided, however, that each share of Class B non-voting common stock is not convertible in the hands of the initial holder and is only convertible at the time it is transferred to a third party unaffiliated with such initial holder, subject to the transfer restrictions described in the next sentence, if and only to the extent such conversion would not, after giving effect to such conversion, cause the transferee (together with such transferee’s related persons and any persons with which such transferee is acting in concert) to own, control or have the power to vote shares of Class A common stock in excess of the ownership limit described below. Shares of Class B non-voting common stock may only be transferred through one or more of the following alternatives: (1) to an affiliate of a holder or to the Company, (2) in a widely dispersed public offering, (3) in a private sale in which no purchaser would acquire Class A common stock and/or Class B non-voting common stock in an amount that, after the conversion of such Class B non-voting common stock into Class A common stock, is (or represents) 2% or more of a class of our voting securities or (4) to a purchaser acquiring majority control of the Company notwithstanding such transfer.

Dividends. Holders of Class A common stock and Class B non-voting common stock are equally entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Class A common stock or Class B non-voting common stock unless the shares of Class A common stock and Class B non-voting common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of Common Stock, shares of Class B non-voting common stock shall only be entitled to receive shares of Class B non-voting common stock and shares of Class A common stock shall only be entitled to receive shares of Class A common stock.

Liquidation Distribution. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of our Class A common stock and Class B non-voting common stock are entitled to receive an equal amount per share of all the assets of the Company of whatever kind available for distribution to holders of Class A common stock and Class B non-voting common stock, after the rights of the holders of the preferred stock have been satisfied.

Board of Directors. Each member of our board of directors is elected annually and serves for a one-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Preemptive or Other Rights. Our stockholders have no conversion, preemptive or other subscription rights (other than the right of holders of shares of Class B non-voting common stock to convert such shares into shares of Class A common stock as described in “—Conversion of Class B Non-voting Common Stock” above) and there are no sinking fund or redemption provisions applicable to the Common Stock.

No Action by Written Consent. Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Preferred Stock

No shares of preferred stock are currently outstanding. Our certificate of incorporation authorizes our board of directors to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Warrants

In connection with the agreement by several of our largest shareholders to be bound by the FDIC Policy Statement, we issued warrants to purchase common stock to such investors. The warrants are exercisable for 10 years from the date of issuance and have an exercise price of $20.00 per share. We issued (1) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC (an affiliate of Wellington Management Company, LLP) on October 20, 2009, (2) a warrant to purchase 237,500 shares of common stock to Ithan Creek Investors USB, LLC on March 23, 2010, (3) a warrant to purchase 250,750 shares of common stock to Paulson Master Recovery Fund LTD on March 15, 2010, and (4) a warrant to purchase 42,000 shares of common stock to Elliott Associates, L.P. and a warrant to purchase 63,000 shares of common stock to Elliott Opus Holdings LLC on September 30, 2010.

FDIC Value Appreciation Instrument

In connection with each of our three FDIC-assisted acquisitions, we issued a value appreciation instrument to the FDIC with respect to 100,000 units for a total of up to 300,000 units (of which 100,000 are to be settled in cash only). Each unit is equivalent to one share of common stock. The value appreciation instrument provides for a cash payment to the FDIC in the event that we achieve certain valuation levels following an IPO or sale.

The value appreciation instruments become exercisable upon notice by the Company to the FDIC, which notice must be given within five days after the consummation of a public float event or a sale event. The value appreciation instruments remain exercisable until their expiration dates, which are the earlier of (1) the first anniversary of the public float or the closing of a sale event or (2) two years following the issuance of the instrument (October 22, 2012 in the case of the value appreciation instrument issued in the Hillcrest Bank acquisition, July 22, 2013 in the case of the value appreciation instrument issued in the Bank of Choice acquisition and October 21, 2013 in the case of the value appreciation instrument issued in the Community Banks of Colorado Bank acquisition). A public float event occurs when the Company’s public float increases to more than $50 million for 30 consecutive trading days by means of an IPO or appreciation of market price. A sale event refers to any business combination in which the Company is designated as the selling entity or a sale of all or substantially all of the Company’s assets. This offering will constitute a public float event.

With respect to the instrument issued in our acquisition of Hillcrest Bank, during the exercise period, the FDIC will be entitled to exercise the value appreciation instrument and receive a cash payment equal to the product of (1) the number of units with respect to which the FDIC exercises the value appreciation instrument and (2) the difference between the exercise price of $18.65 and (i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit.

With respect to the instruments issued in our acquisitions of Bank of Choice and Community Banks of Colorado, during the exercise period, the FDIC will be entitled to exercise the value appreciation instrument and receive a payment in either cash or shares of our common stock. If cash is elected by the FDIC, we must pay cash in an amount equal to the product of (1) the number of units with respect to which the FDIC exercises the value appreciation instrument and (2) the difference between the exercise price ($17.95 in the case of the value appreciation instrument issued in the Bank of Choice acquisition and $18.93 in the case of the value appreciation instrument issued in the Community Banks of Colorado acquisition) and (i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit. If common stock is elected by the FDIC, we must deliver a number of shares of our common stock equal to (1) the number of units with respect to which the FDIC exercises the value appreciation instrument, multiplied by (2) the difference between the exercise price ($17.95 in the case of the value appreciation instrument issued in the Bank of Choice acquisition and $18.93 in the case of the value appreciation instrument issued in the Community Banks of Colorado acquisition) and (i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit, divided by (3)(i) if a public float event occurs, the two day volume weighted average price per unit and (ii) if a sales event occurs, the value of the consideration received per unit.

In the event that neither a public float event nor a sale event occurs by the expiration date of one of our value appreciation instruments or if the FDIC does not exercise the value appreciation instrument, on the expiration date we will pay the FDIC a cash fee equal to the product of (1) the number of unexercised units and (2) the difference between (x) the product of the Company’s tangible common equity per share as of the then most recently completed quarter and the prevailing average price to tangible book multiple of the components underlying the Nasdaq Bank Index as of such date and (y) and the exercise price.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, by our Chief Executive Officer or by a majority vote of our entire board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Stockholder-Initiated Bylaw Amendments

Our bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of the Class A common stock. Additionally, our certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors by a majority vote.

Authorized but Unissued Shares

Our authorized but unissued shares of Class A common stock, Class B non-voting common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law

We have not opted out of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for breach of their duty of loyalty to us or our stockholders, acts or omissions not in good faith or which include intentional misconduct or knowing violation of law, unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or any transaction from which the director derives an improper personal benefit.

We have entered into indemnification agreements with our officers and directors pursuant to which they are indemnified as described above and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined such officer or director is not entitled to indemnification for such costs and expenses.

Renunciation of Certain Corporate Opportunities

Our certificate of incorporation provides that the Company renounces any interest or expectancy in certain acquisition opportunities that our officers or directors become aware of in connection with their service to other entities to which they have a fiduciary or contractual obligation; provided that the Company does not renounce any interest or expectancy it may have in any opportunity that is offered to our officer or directors if such opportunity is expressly offered to officers or directors in writing solely in his or her capacity as an officer or director of the Company.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our Class A common stock prevailing from time to time. Issuances or sales of substantial amounts of Class A common stock, or the perception that such issuances or sales could occur, could cause the market price of our Class A common stock to decline significantly and make it more difficult for us to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have              shares of Class A common stock and              shares of Class B non-voting common stock issued and outstanding. All of the              shares of Class A common stock sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us) will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our Class A common stock and Class B non-voting common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if and when they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act or such shares are registered for resale as described below under “—Registration Rights Agreement.”

Rule 144

Immediately after the 2009 private offering of our common stock, we had nominal operations and assets comprised mainly of cash and cash equivalents. As such, Rule 144 is currently not available for resales of our securities. We are now an operating company and, in general, Rule 144 will become available for resales of our common stock, once we have been subject to and complied with the applicable reporting requirements of Sections 13 or 15(d) of the Exchange Act and at least one year has elapsed from the date of the initial filing of the registration statement of which this prospectus forms a part.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

When Rule 144 becomes available for resales of our common stock, an affiliate of ours who has beneficially owned our common shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of our common shares then outstanding; or

•	the average weekly trading volume of our common shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also would be subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-Up Agreements. See the section entitled “Underwriting” for a description of lock-up agreements in connection with this offering.

2009 Equity Incentive Plan. We have granted 1,299,168 shares of restricted Class A common stock and options to purchase 2,620,832 shares of Class A common stock under our 2009 Equity Inventive Plan, subject to vesting requirements. An additional 1,830,000 shares of Class A common stock are reserved for future issuance under our 2009 Equity Incentive Plan. See the section entitled “Compensation Discussion and Analysis—NBH Holdings Corp. 2009 Equity Incentive Plan” for a description of our 2009 Equity Incentive Plan.

Warrants. We have issued warrants to purchase 830,700 shares of common stock. See the section entitled “Description of Capital Stock—Common Stock—Warrants” for a description our outstanding warrants.

Form S-8 Registration Statements. In addition to the issued and outstanding shares of our common stock, we intend to file a registration statement on Form S-8 to register an aggregate of              shares of Class A common stock reserved for issuance under our 2009 Equity Incentive Plan. That registration statement will become effective upon filing, and shares of Class A common stock covered by such registration statement are eligible for sale in the public market immediately after the effectiveness of such registration statement (unless held by affiliates), subject to the lock-up agreements described in the section entitled “Underwriting.”

Registration Rights Agreement. As described under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” concurrently with the consummation of our 2009 private offering, we entered into a registration rights agreement for the benefit of our stockholders. Under that agreement we have agreed to file with the Securities and Exchange Commission a shelf registration statement prior to March 31, 2012 that would allow the Company’s stockholders to resell 51,936,280 shares of common stock acquired in our 2009 private offering.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary does not address any U.S. federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences, nor does it address any tax considerations to persons other than non-U.S. holders.

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or a non-U.S. corporation treated as such;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States, provided that the non-U.S. holder timely files a U.S. federal income tax return. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our Class A common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. stockholders and/or U.S. accountholders. Such payments would include U.S. source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S. source dividends. The Internal Revenue Service has released preliminary guidance indicating that this withholding tax will not be imposed with respect to payments made prior to January 1, 2014.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through the several underwriters (the “Underwriters”) for whom Goldman, Sachs & Co. and Keefe, Bruyette & Woods, Inc. are acting as representatives. We have entered into an underwriting agreement with the Underwriters, dated                          (the “Underwriting Agreement”), with respect to the shares of Class A common stock being offered. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of Class A common stock, $0.01 par value per share, listed next to its name in the following table:

Underwriter of Shares of Class A Common Stock	Number
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
J.P. Morgan Securities LLC
FBR Capital Markets & Co.

Total

Our shares of Class A common stock are offered subject to a number of conditions, including receipt and acceptance of the shares of Class A common stock by the Underwriters and the Underwriters’ right to reject any order in whole or in part. The Underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

If the Underwriters sell more shares of Class A Common Stock in this offering than the total number set forth in the table above, the Underwriters have an option to buy up to an additional              shares of Class A common stock from the Company at the initial public offering price, less the underwriting discounts, set forth on the cover page of this prospectus. They may exercise this option in whole or from time to time in part for 30 days from the date of this prospectus. If any shares of Class A common stock are purchased pursuant to this option, the Underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Discounts

Shares of Class A common stock sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares of Class A common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares of Class A common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts to be paid to the Underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase additional shares of Class A common stock:

Paid by Us

	No exercise	Full exercise
Per Share Total	$	$

Total	$	$

Paid by the Selling Stockholders

	No exercise	Full exercise
Per Share Total	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts, will be approximately $        .

No sales of similar securities

We and our officers, directors, and certain existing holders of our outstanding common stock, including the selling stockholders, have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares of Class A or Class B common stock or securities convertible into or exchangeable for shares of Class A or Class B common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement or the material news or material event.

Pricing of the offering

Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification and contribution

We and the selling stockholders have agreed to indemnify the several Underwriters and their affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to any payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NYSE listing

We intend to apply to list our shares of Class A common stock on the New York Stock Exchange under the symbol “    ”. In order to meet one of the requirements for listing our shares of Class A common stock on the NYSE, the Underwriters have undertaken to sell a minimum number of shares of Class A common stock to a minimum number of beneficial owners as required by the NYSE.

Price stabilization, short positions and penalty bid

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of Class A common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases of shares of Class A common stock made by the Underwriters in the open market prior to the completion of the offering made for the purpose of preventing or retarding a decline in the market price of our shares of Class A common stock while this offering is in progress. Short sales involve the sale by the Underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase shares of Class A common stock described above. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to close out the covered short position, the Underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option to purchase additional shares of Class A common stock granted to them. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A common stock sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares of Class A common stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our shares of Class A common stock. As a result, the price of our shares of Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Affiliations

The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

In relation to each Member State of the European Economic Area (the “EEA”) that has implemented the Prospectus Directive (each a “Relevant Member State”) an offer to the public of any shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors,” as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares of Class A common stock shall result in a requirement for us or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase the shares of Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each Underwriter has agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

The shares of Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares of Class A common stock, debentures and units of shares of Class A common stock and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of Class A common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the Class A common stock and other certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. Sidley Austin LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of NBH Holdings Corp. and subsidiaries as of December 31, 2009, and for the period from June 16, 2009 (date of inception) through December 31, 2009, and as of and for the year ended December 31, 2010 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The statement of assets acquired and liabilities assumed of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of December 10, 2010, the statement of assets acquired and liabilities assumed of Hillcrest Bank, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of October 22, 2010, and the statement of assets acquired and liabilities assumed of Bank of Choice (acquired by Bank Midwest, N.A. a wholly owned subsidiary of NBH Holdings Corp.) as of July 22, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.nationalbankholdings.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

NBH Holdings Corp. and Subsidiaries — Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2011 and 2010	F-2

Consolidated Statements of Financial Condition September 30, 2011 (Unaudited) and December 31, 2010	F-2

Consolidated Statements of Operations (Unaudited) For the Three and Nine Months ended September 30, 2011 and 2010	F-3

Consolidated Statements of Cash Flows (Unaudited) For the Nine Months ended September 30, 2011 and 2010	F-4

Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income (Unaudited)	F-5

Notes to Consolidated Financial Statements	F-6

NBH Holdings Corp. and Subsidiaries — Consolidated Financial Statements as of and for the Year Ended December 31, 2010 and as of and for the period from June 16, 2009 to December 31, 2009, and Report of Independent Registered Public Accounting Firm

F-36

Report of Independent Registered Public Accounting Firm	F-36

Consolidated Statements of Financial Condition December 31, 2010 and 2009	F-37

Consolidated Statements of Operations For the Year ended December 31, 2010 and For the Period from June 16, 2009 (Date of Inception) through December 31, 2009	F-38

Consolidated Statements of Cash Flows the year ended December 31, 2010 and for the period from June 16, 2009 to December 31, 2009	F-39

Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income For the Year Ended December 31, 2010 and For the Period from June 16, 2009 (date of inception) Through December 31, 2009	F-40

Notes to Consolidated Financial Statements	F-41

Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank as of October 22, 2010, and Report of Independent Registered Public Accounting Firm	F-73

Report of Independent Registered Public Accounting Firm	F-73

Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of October 22, 2010	F-74

Notes to Statement of Assets Acquired and Liabilities Assumed of Hillcrest Bank (a wholly owned subsidiary of NBH Holdings Corp.) as of October 22, 2010	F-75

Statement of Assets Acquired and Liabilities Assumed of Bank Midwest, N.A. as of December 10, 2010, and Report of Independent Registered Public Accounting Firm	F-84

Report of Independent Registered Public Accounting Firm	F-84

Statement of Assets Acquired and Liabilities Assumed of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of December 10, 2010	F-85

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of December 10, 2010	F-86

Statement of Assets Acquired and Liabilities Assumed of Bank of Choice as of July 22, 2011, and Report of Independent Registered Public Accounting Firm	F-93

Report of Independent Registered Public Accounting Firm	F-93

Statement of Assets Acquired and Liabilities Assumed of Bank of Choice (a wholly owned subsidiary of NBH Holdings Corp.) as of July 22, 2011	F-94

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank of Choice (a wholly owned subsidiary of NBH Holdings Corp.) as of July 22, 2011	F-95

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

September 30, 2011 and December 31, 2010 (Unaudited)

(In thousands, except share and per share data)

	September 30, 2011	December 31, 2010
ASSETS
Cash and due from banks	$62,018	$64,885
Due from Federal Reserve Bank of Kansas City	1,056,623	1,449,905
Federal funds sold and interest bearing bank deposits	288,026	392,940

Cash and cash equivalents	1,406,667	1,907,730

Investment securities available for sale	2,011,539	1,254,595
Non-marketable equity securities	20,267	17,800

Loans receivable, net — covered	538,144	703,573
Loans receivable, net — not covered	1,059,722	865,297
Allowance for loan losses	(7,703)	(48)

Loans, net	1,590,163	1,568,822

Federal Deposit Insurance Corporation (“FDIC”) indemnification asset, net	79,358	161,395
Other real estate owned	94,904	54,078
Premises and equipment, net	53,426	37,320
Goodwill and intangible assets, net	81,827	79,715
Other assets	25,400	24,066

Total assets	$5,363,551	$5,105,521

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Demand deposits:
Non-interest bearing	$459,994	$326,159
Interest bearing	450,239	211,601
Savings and money market	865,448	671,562
Time deposits	2,345,332	2,264,017

Total deposits	4,121,013	3,473,339

Pending investment trades payable	—	564,094
Securities sold under agreements to repurchase	43,197	24,164
Due to FDIC	14,580	13,564
Other liabilities	84,785	36,601

Total liabilities	4,263,575	4,111,762

Stockholders’ equity:
Common Stock, par value $0.01 per share:
400,000,000 shares authorized and 51,936,280 shares issued and outstanding at September 30, 2011 and December 31, 2010	520	520
Additional paid in capital	997,109	982,637
Retained earnings	49,445	4,517
Accumulated other comprehensive income, net of tax	52,902	6,085

Total stockholders’ equity	1,099,976	993,759

Total liabilities and stockholders’ equity	$5,363,551	$5,105,521

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

For the Three and Nine Months ended September 30, 2011 and 2010

(In thousands, except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Interest and dividend income:
Interest and fees on loans	$33,966	$—	$89,511	$—
Interest and dividends on investment securities	15,754	—	44,250	—
Dividends on non-marketable securities	276	—	780	—
Interest on interest-bearing bank deposits	609	698	1,717	1,813

Total interest and dividend income	50,605	698	136,258	1,813

Interest expense:
Interest on deposits	9,764	—	30,657	—
Interest on borrowings	50	—	91	—

Total interest expense	9,814	—	30,748	—

Net interest income before provision for loan losses	40,791	698	105,510	1,813
Provision for loan losses	3,760	—	16,446	—

Net interest income after provision for loan losses	37,031	698	89,064	1,813

Non-interest income:
FDIC loss sharing (expense) income	(250)	—	6,149	—
Bank card fees	1,856	—	5,396	—
Bargain purchase gain	63,204	—	63,204	—
Service charges	5,762	—	13,225	—
Loss on sale of securities	(813)	—	(621)	—
Other non-interest income	2,969	—	5,466	8

Total non-interest income	72,728	—	92,819	8

Non-interest expense:
Salaries and employee benefits	22,098	1,060	52,115	4,413
Occupancy and equipment	4,392	106	9,652	253
Professional fees	6,140	49	11,285	403
Telecommunications and data processing	3,754	31	8,675	112
Gain on sale of other real estate owned, net	(1,591)	—	(1,030)	—
Loss (gain) from change in fair value of warrant liability	—	(585)	791	(541)
Intangible asset amortization	1,122	—	3,079	—
FDIC deposit insurance	893	—	3,333	—
Acquisition related costs	3,819	1,388	4,293	2,732
Other non-interest expense	6,034	568	17,614	1,313

Total non-interest expense	46,661	2,617	109,807	8,685

Income (loss) before income taxes	63,098	(1,919)	72,076	(6,864)
Income tax expense	23,928	—	27,148	—

Net income (loss)	$39,170	$(1,919)	$44,928	$(6,864)

Income (loss) per share — basic	$0.75	$(0.04)	$0.87	$(0.13)
Income (loss) per share — diluted	$0.75	$(0.04)	$0.86	$(0.13)

Weighted average number of common shares outstanding:
Basic	51,936,280	51,936,280	51,936,280	53,549,319
Diluted	52,242,834	51,936,280	52,239,061	53,549,319

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

For the Nine Months ended September 30, 2011 and 2010

(In thousands)

	2011	2010
Cash flows from operating activities:
Net income (loss)	$44,928	$(6,864)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for loan losses	16,446	—
Depreciation and amortization	4,643	24
Loss on sale of securities, net	621	—
Deferred income tax expense	18,108	—
Discount accretion, net of premium amortization	50,313	—
Accretion of indemnification asset	(3,739)	—
Bargain purchase gain	(63,204)	—
Gain on the sale of other real estate owned, net	(1,030)	—
Stock-based compensation	14,472	1,214
Increase in due to FDIC	1,016	—
Decrease in FDIC Indemnification asset	86,821	—
Decrease (increase) in other assets	522	(133)
Decrease in other liabilities	(5,885)	(872)

Net cash provided by (used in) operating activities	164,032	(6,631)

Cash flows from investing activities:
Purchase of FHLB of Des Moines stock	(3,467)	—
Sale of FHLB of Topeka stock	1,000	—
Sales of investment securities available for sale	238,215	—
Maturities of investment securities available for sale	122,857
Purchase of investment securities	(1,463,779)	—
Net decrease in loans	239,566	—
Purchase of premises and equipment	(17,650)	(22)
Proceeds from sales of other real estate owned	31,427	—
Net cash provided from Bank of Choice acqusition	402,005	—

Net cash used in investing activities	(449,826)	(22)

Cash flows from financing activities:
Net decrease in deposits	(112,553)	—
Increase in repurchase agreements	14,432	—
Repayment of FHLB Advances	(117,148)	—
Repurchase of common stock	—	(127,641)

Net cash used in financing activities	(215,269)	(127,641)

Decrease in cash and cash equivalents	(501,063)	(134,294)
Cash and cash equivalents at beginning of the period	1,907,730	1,099,288
Cash and cash equivalents at end of the period	$1,406,667	$964,994

Supplemental disclosure of cash flow information

Cash paid during the period for interest	$34,099	$—
Cash paid during the period for taxes	$16,508	$—
Issuance of warrants	$—	$4,845

Supplemental schedule of noncash investing activities:

Loans transferred to other real estate owned	$36,888	$—

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

and Other Comprehensive Income (Unaudited)

For the Nine Months Ended September 30, 2011 and 2010

(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained (deficit)/earnings	Accumulated other comprehensive income, net	Total
Balance, December 31, 2009	584	1,098,446	(1,534)	—	1,097,496
Shares repurchased (6,382,024 shares)	(64)	(127,577)	—	—	(127,641)
Issuance of warrants (593,200 warrants)	—	(4,845)	—	—	(4,845)
Increase in additional paid-in capital in connection with stock-based compensation plans	—	1,214	—	—	1,214
Net loss	—	—	(6,864)	—	(6,864)

Balance, September 30, 2010	$520	$967,238	$(8,398)	$—	$959,360

Balance, December 31, 2010	$520	$982,637	$4,517	$6,085	$993,759

Increase in additional paid-in capital in connection with stock-based compensation plans	—	14,472	—	—	14,472
Net income	—	—	44,928	—	44,928
Other comprehensive income:
Unrealized gains on available-for-sale securities arising during the period, net of tax of $29,992	—	—	—	46,413	46,413
Reclassification adjustment for gains included in net income, net of tax of $217				404	404

Total comprehensive loss					91,745

Balance, September 30, 2011	$520	$997,109	$49,445	$52,902	$1,099,976

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Note 1 Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of NBH Holdings Corp. (the “Company”) and its wholly owned subsidiaries, Hillcrest Bank, N.A. and Bank Midwest, N.A., including the accounts of the Bank of Choice, which was acquired by Bank Midwest, N.A. on July 22, 2011 (collectively, the “Banks”). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of prior years’ amounts are made whenever necessary to conform to current period presentation. The results of operations of the Banks are included from the respective dates of the acquisitions (October 20, 2010 for Hillcrest Bank, N.A., December 10, 2010 for Bank Midwest, N.A. and July 22, 2011 for Bank of Choice), and as such, the operating results for the three and nine months ended September 30, 2010 does not reflect any results of operations for the Banks. The consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature. Operating results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The Company’s significant accounting policies followed in the preparation of the quarterly financial statements are disclosed in the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2010. U.S. generally accepted accounting principles (“GAAP”) require management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from covered assets, the valuation of the FDIC indemnification asset and clawback liability, the valuation of other real estate owned, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the valuation of equity awards and warrants, the value appreciation rights issued to the FDIC, as defined below, the valuation of deferred tax assets, the evaluation of investment securities for other-than-temporary impairment, the fair values of financial instruments, the allowance for loan losses, and contingent liabilities. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Recent Accounting Pronouncements

Credit Risk Exposure for Financing Receivables — In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This guidance requires additional disclosures about credit risk exposure for financing receivables and the related allowance for loan losses including an allowance rollforward on a portfolio segment basis, the recorded investment in financing receivables on a portfolio segment basis, the non-accrual status of financing receivables by class, impaired financing receivables by class, aging of past due receivables by class, credit quality indicators by class, troubled debt restructurings information by class, and significant purchases and sales of financing receivables. ASU 2010-20 defines portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. Classes of financing receivables generally are a disaggregation of portfolio segments. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The disclosures about loans modified as troubled debt restructurings are effective concurrently with the additional guidance for determining what constitutes a troubled debt restructuring, as discussed below. The information required by ASU 2010-20 is set forth in Notes 6 and 7.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Disclosure of Supplementary Pro Forma Information for Business Combinations — In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations to provide guidance on the pro forma revenue and earnings information disclosed subsequent to a business combination. The guidance specifies that if a public entity presents comparative financial statements, pro forma revenue and earnings of the combined entity should be presented as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The new disclosure requirements are effective for business combinations that occur on or after December 15, 2010 and the Company does not expect that the adoption of the new guidance will have a material impact on its financial statements, results of operations or liquidity.

Fair Value Measurements — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement to facilitate convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”) to achieve common fair value measurement and disclosure requirements. The amendments in the ASU provide common requirements for measuring fair value and for disclosing information about fair value measurements. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments provided in the ASU will be effective for the Company during interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-04 will have a material impact on its financial statements, results of operations or liquidity.

Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring — In April, 2011, the FASB issued guidance to clarify existing guidance for determining if a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The guidance further clarifies that, for loans accounted for in a pool in accordance with Accounting Standards Codification (“ASC”) Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, neither the modification of a loan within a pool nor the changes in expected cash flows of a pool that result from the modification of one or more loans within the pool constitute a troubled debt restructuring. The Company does not expect that the adoption of this guidance will have a material effect on its financial statements, results of operations or liquidity.

Note 3 Acquisition Activities

Bank of Choice — On July 22, 2011, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Bank of Choice of Greeley, Colorado through its Bank Midwest, N.A. subsidiary. Upon closing the acquisition, the Company reopened the 17 full-service banking branches previously owned by the Bank of Choice, as branches of Bank Midwest, N.A., branded as Bank of Choice. Excluding the effects of purchase accounting adjustments, the Company acquired assets of $772.6 million and assumed deposits and other liabilities of $872.7 million in connection with the acquisition of Bank of Choice. The net liabilities were acquired at a discount of $171.6 million, which is reflected as a portion of the cash acquired. In conjunction with the Bank of Choice purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a cash or stock payment equal to the excess of the Company’s common stock price and a strike price of $17.95 per unit at a future time, not to exceed two years. The VAR is applicable to a maximum of 100,000 units and the Company estimated the fair value of the VAR at the date of acquisition of Bank of Choice and at September 30, 2011 to be approximately $0.6 million, which is included in Due to FDIC in the accompanying consolidated statements of financial condition.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The Company has determined that the Bank of Choice acquisition constitutes a business combination as defined in ASC Topic 805, Business Combinations. Accordingly, as of the date of acquisition, the Company recorded the assets acquired and liabilities assumed at fair value. The Company determined initial fair values in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements and Disclosures. Fair value was established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions about appropriate discount rates, expected future cash flows, market conditions and other future events and actual results could differ materially. The determination of the fair values of loans involves a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available at the time; however, future changes during the measurement period may occur.

A summary of the assets acquired and liabilities assumed in connection with the Bank of Choice acquisition and information regarding the fair value adjustments recorded by the Company in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 Business Combinations are shown in the table below (in thousands):

	As Acquired from FDIC	Fair Value Adjustments	Settlement amount received from FDIC	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$128,265	$—	$273,740	$402,005
Investment securities, available for sale	134,369	—	—	134,369
Non-marketable equity securities	9,840	—	—	9,840
Loans	447,738	(83,807)	—	363,931
Other real estate owned	49,833	(15,498)	—	34,335
Gain on bargain purchase	—	(63,204)	—	(63,204)
Premises and equipment	21	—	—	21
Core deposit intangible asset	—	5,190	—	5,190
Other assets	2,496	—	—	2,496

Total assets	$772,562	$(157,319)	$273,740	$888,983

Liabilities assumed:
Deposits	$760,227	$—	$—	$760,227
Federal Home Loan Bank advances	106,840	10,308	—	117,148
Accrued interest payable	751	—	—	751
Due to FDIC	—	2,526	—	2,526
Other liabilities	4,881	3,450	—	8,331

Total liabilities	872,699	16,284	—	$888,983

In connection with the Bank of Choice transaction, the Company recognized a $5.2 million core deposit intangible and a bargain purchase gain of $63.2 million. The bargain purchase gain of $63.2 million recorded at the date of acquisition represents the amount by which the acquisition-date fair value of the identifiable net assets acquired (inclusive of the $171.6 million purchase discount from the FDIC) exceeds the fair value of the consideration transferred.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Note 4 Investment Securities

The investment securities portfolio is comprised of investment securities available for sale and are summarized as follows as of the dates indicated (in thousands):

	September 30, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$300	$0	$—	$300
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	1,243,226	56,252	(19)	1,299,459
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	661,213	29,408	—	690,620
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	20,133	608	—	20,741
Other securities	419	—	—	419

Total	$1,925,291	$86,267	$(19)	$2,011,539

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$42,544	$4	$—	$42,548
U.S. Government sponsored agency obligations	500	—	—	500
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	1,023,812	12,926	(2,035)	1,034,703
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	178,098	234	(1,907)	176,425
Other securities	419	—	—	419

Total	$1,245,373	$13,164	$(3,942)	$1,254,595

At September 30, 2011, mortgage-backed securities represented nearly 100% of the Company’s available for sale investment portfolio. At September 30, 2011, all mortgage-backed securities were backed by government sponsored enterprises (“GSE”) collateral such as Federal Home Loan Mortgage Corporation (“FHLMC”), Government National Mortgage Association (“GNMA”) and Federal National Mortgage Association (“FNMA”). The estimated weighted average life of the mortgage-backed securities portfolio as of September 30, 2011 was 3.66 years. This estimate is based on assumptions and actual results may differ.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The Company’s U.S. Treasury securities have contractual maturities of less than one year. Other securities have no stated contractual maturity date.

At September 30, 2011 and December 31, 2010, the Company had $3.2 million and $222.4 million of available-for-sale securities that were temporarily impaired by $19 thousand and $3.9 million, respectively. Management evaluated all of the securities in an unrealized loss position and concluded that no other than temporary impairment (“OTTI”) existed at September 30, 2011 or December 31, 2010. The Company purchased all of the securities in the fourth quarter of 2010 and the first nine months of 2011, and as such, all of the securities in unrealized loss positions had been in continuous unrealized loss positions for less than twelve months at the respective reporting dates. The Company had no intention to sell these securities and believed it will not be required to sell the securities before the recovery of their amortized cost. The table below summarizes the unrealized losses as of the dates shown (in thousands):

	September 30, 2011		December 31, 2010
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	$3,244	$(19)	$79,914	$(2,035)
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	—	142,440	(1,907)

Total	$3,244	$(19)	$222,354	$(3,942)

Certain securities are pledged as collateral for public deposits, securities sold under agreements to repurchase, treasury tax and loan agreements, and to secure borrowing capacity at the Federal Reserve Bank, if needed. The carrying value of securities pledged as collateral totaled $167.8 and $119.3 million at September 30, 2011 and December 31, 2010, respectively. Investment securities may also be pledged as collateral should the Company utilize its line of credit at the FHLB of Des Moines; however, at September 30, 2011, no investment securities were pledged for this purpose.

During the three and nine months ended September 30, 2011, the Company sold approximately $122.2 million and $238.2 million, respectively, of investment securities. The sales were comprised of $33.2 million of fixed rate MBS pass-through securities and $153.0 million of fixed-rate residential collateralized mortgage obligations and $42.2 million of US Treasury securities. The Company realized losses on the sale of these securities of $0.8 million and $0.6 million during the three and nine months ended September 30, 2011, respectively, which is included in gain on sale of securities in the accompanying consolidated statements of operations.

Note 5 Non-marketable equity securities

At September 30, 2011 the Company held $16.8 million of Federal Reserve Bank stock and $3.5 million of FHLB Des Moines stock for regulatory or debt facility purposes. This stock is restricted and is carried at cost, less any other than temporary impairment. There have been no identified events or changes in circumstances that may have an adverse effect on the investments carried at cost. During the nine months ended September 30, 2011, the Company sold $1.0 million of FHLB Topeka and purchased $3.5 million of FHLB Des Moines stock.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Note 6 Covered Loans

Substantially all loans acquired in the Hillcrest Bank acquisition were covered by loss sharing agreements with the FDIC. The Company evaluates all acquired loans, including covered loans, for evidence of deteriorated credit quality in accordance with the provisions of ASC Topic 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality. The majority of loans acquired in connection with the Hillcrest Bank transaction are being accounted for under ASC Topic 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which cash flows could not be estimated, which are accounted for under the cost recovery method.

The covered loans were recorded at their estimated fair value as of the acquisition date. Generally, the determination of the fair value of the covered loans accounted for under ASC 310-30 resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following tables reflect the carrying value of all acquired covered loans as of September 30, 2011 and December 31, 2010, respectively (in thousands):

	September 30, 2011
	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total covered loans
Commercial:
Commercial and industrial	$51,882	$34,919	$86,801
Leases	—	6,773	6,773

Total commercial	51,882	41,692	93,574
Commercial real estate:
Commercial construction	99,385	—	99,385
Commercial real estate	136,242	1,335	137,577
Land and development	139,380	8,408	147,788
Multifamily	47,761	—	47,761

Total commercial real estate	422,768	9,743	432,511
Residential real estate
Single family residential	9,833	2,226	12,059

Total residential real estate	9,833	2,226	12,059

Total covered loans	$484,483	$53,661	$538,144

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

	December 31, 2010
	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total covered loans
Commercial:
Commercial and industrial	$74,783	$44,437	$119,220
Leases	—	9,213	9,213

Total commercial	74,783	53,650	128,433
Commercial real estate:
Commercial construction	120,835	130	120,965
Commercial real estate	179,998	1,363	181,361
Land and development	198,100	12,022	210,122
Multifamily	49,163	—	49,163

Total commercial real estate	548,096	13,515	561,611
Residential real estate
Single family residential	11,541	1,988	13,529

Total residential real estate	11,541	1,988	13,529

Total covered loans	$634,420	$69,153	$703,573

Loan pools accounted for under ASC Topic 310-30 are periodically remeasured to determine expected future cash flows. In this re-measurement process, large collateral-dependent, non-homogeneous commercial and consumer loans are individually assessed and small consumer homogeneous loans are assessed on a pooled basis. In determining the expected cash flows, prepayment assumptions on the smaller homogeneous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans were fixed or variable rate loans. Prepayments may be assumed on large individually assessed loans if circumstances specific to that loan warrant a prepayment assumption. No prepayments were presumed for small homogeneous commercial loans; however, prepayment assumptions are made that consider similar prepayment factors listed above for smaller homogeneous loans. The re-measurement of loans accounted for under ASC Topic 310-30 resulted in the following changes in the carrying amount of accretable discount for acquired covered loans for the nine months ended September 30, 2011 (in thousands):

Balance at beginning of period	$74,329
Reclassification from non-accretable difference	25,098
Reclassification to non-accretable difference	(314)
Accretion	(36,217)

Balance at end of period	$62,896

Below is the composition of the net book value for covered loans accounted for under ASC Topic 310-30 at September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011	December 31, 2010
Contractual Cash Flows	$769,278	$955,431
Nonaccretable Difference	(221,899)	(246,682)
Accretable Yield	(62,896)	(74,329)

Covered loans accounted for under ASC Topic 310-30	$484,483	$634,420

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Covered loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. Covered loans accounted for under ASC Topic 310-30 are considered as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered loan loss provision or future period yield adjustments. Loans accounted for under ASC Topic 310-30 were not classified as non-performing assets at September 30, 2011 or December 31, 2010 as the carrying value of the respective loan or pool of loans cash flows were considered estimatable and probable of collection. Therefore, interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows, is being recognized on all acquired loans being accounted for under ASC Topic 310-30.

Similar to non-covered loans (see note 7), covered loans accounted for outside of ASC Topic 310-30 are classified as non-accrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, these loans are placed on non-accrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value. The accrual of interest income is discontinued when a loan is placed in non-accrual status and payments received generally reduce the carrying value of the loan. At September 30, 2011, $14.2 million of covered loans accounted for outside the scope of ASC Topic 310-30 were on non-accrual. The Company had no non-accrual loans as of December 31, 2010. A loan may be placed back on accrual status if all contractual payments have been received, or sooner under certain conditions, and collection of future principal and interest payments is no longer doubtful.

Credit exposure for all covered loans as determined by the Company’s internal risk rating system was as follows as of September 30, 2011 and December 31, 2010, respectively (in thousands):

	September 30, 2011
	Commercial and industrial	Leases	Commercial construction	Commercial real estate	Land and development	Multifamily	Single family residential	Total covered loans
Pass	$16,837	$6,773	$62	$71,162	$14,264	$17,735	$3,975	$130,808
Special mention	33,626	—	12,138	28,659	13,793	1,022	65	89,303
Substandard	30,545	—	82,890	22,129	98,759	13,277	8,019	255,619
Doubtful	5,793	—	4,295	15,627	20,972	15,727	—	62,414

Total	$86,801	$6,773	$99,385	$137,577	$147,788	$47,761	$12,059	$538,144

	December 31, 2010
	Commercial and industrial	Leases	Commercial construction	Commercial real estate	Land and development	Multifamily	Single family residential	Total covered loans
Pass	$89,241	$9,213	$18,221	$105,157	$69,664	$18,872	$6,729	$317,097
Special mention	128	—	45,387	4,324	5,658	—	6,091	61,588
Substandard	7,241	—	55,039	41,334	98,610	14,262	709	217,195
Doubtful	22,610	—	2,318	30,546	36,190	16,029	—	107,693

Total	$119,220	$9,213	$120,965	$181,361	$210,122	$49,163	$13,529	$703,573

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Loan delinquency for covered loans accounted for under ASC Topic 310-30 is shown in the following table at September 30, 2011 and December 31, 2010, respectively. Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing. (in thousands):

	September 30, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing
Commercial and industrial	$177	$4	$805	$986	$50,896	$51,882	$805
Commercial real estate:
Commercial construction	—	—	29,870	29,870	69,515	99,385	29,870
Commercial real estate	—	65	15,701	15,766	120,476	136,242	15,701
Land and development	2,076	1,347	39,924	43,347	96,033	139,380	39,924
Multifamily	—	—	—	—	47,761	47,761	—

Total commercial real estate	2,076	1,412	85,495	88,983	333,785	422,768	85,495
Residential real estate:
Single family residential	110	5,028	—	5,138	4,695	9,833	—

Total residential real estate	110	5,028	—	5,138	4,695	9,833	—

Total covered loans	$2,363	$6,444	$86,300	$95,107	$389,376	$484,483	$86,300

	December 31, 2010
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing
Commercial and industrial	$878	$2,440	$7,359	$10,677	$64,106	$74,783	$7,359
Commercial real estate:
Commercial construction	—	14,950	19,060	34,010	86,825	120,835	19,060
Commercial real estate	—	—	7,618	7,618	172,380	179,998	7,618
Land and development	—	3,981	75,764	79,745	118,355	198,100	75,764
Multifamily	—	—	1,029	1,029	48,135	49,164	1,029

Total commercial real estate	—	18,931	103,471	122,402	425,695	548,097	103,471
Residential real estate:
Single family residential	6	—	—	6	11,534	11,540	—

Total residential real estate	6	—	—	6	11,534	11,540	—

Total covered loans	$884	$21,371	$110,830	$133,085	$501,335	$634,420	$110,830

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Loan delinquency, for covered loans excluded from ASC Topic 310-30, was as follows for the periods indicated (in thousands):

	September 30, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans and leases	Loans > 90 days past due and still accruing
Commercial:
Commercial and industrial	$493	$115	$5,324	$5,932	$28,987	$34,919	$85
Leases	297	14	58	369	6,404	6,773	—

Total commercial	790	129	5,382	6,301	35,391	41,692	85
Commercial real estate:
Commercial construction	—	—	—	—	—	—	—
Commercial real estate	—	231	—	231	1,104	1,335	—
Land and development	—	—	8,386	8,386	22	8,408	—

Total commercial real estate	—	231	8,386	8,617	1,126	9,743	—
Residential real estate:
Single family residential	—	1,148	—	1,148	1,078	2,226	—

Total residential real estate	—	1,148	—	1,148	1,078	2,226	—

Total	$790	$1,508	$13,768	$16,066	$37,595	$53,661	$85

	December 31, 2010
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans and leases	Loans > 90 days past due and still accruing
Commercial:
Commercial and industrial	$396	$62	$4,635	$5,093	$39,344	$44,437	$4,635
Leases	—	—	—	—	9,213	9,213	—

Total commercial	396	62	4,635	5,093	48,557	53,650	4,635
Commercial real estate:
Commercial construction	—	—	—	—	130	130	—
Commercial real estate	—	—	—	—	1,363	1,363	—
Land and development	—	2,091	9,905	11,996	26	12,022	9,905

Total commercial real estate	—	2,091	9,905	11,996	1,519	13,515	9,905
Residential real estate:
Single family residential	—	—	—	—	1,988	1,988	—

Total residential real estate	—	—	—	—	1,988	1,988	—

Total	$396	$2,153	$14,540	$17,089	$52,064	$69,153	$14,540

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Note 7 Loans — Non-covered

The Company’s strategy is to primarily lend to small and mid-sized businesses and consumers in the markets in which the Company operates. Within these areas, the Company diversifies its loan portfolio by loan type, industry, and borrower.

It is the Company’s policy to review each prospective credit in order to determine the appropriateness and the adequacy of security or collateral prior to making a loan. In the event of borrower default, the Company seeks recovery in compliance with state lending laws, the respective loan agreements, and credit monitoring and remediation procedures that may include restructuring a loan to provide a concession by the Company to the borrower from their original terms due to borrower financial difficulties in order to facilitate repayment. At September 30, 2011 and December 31, 2010 respectively, the Company had $4.1 million and $0.4 million of these troubled debt restructurings (“TDR’s”) that had been restructured from the original terms in order to facilitate repayment.

Loans are considered to be impaired when it is probable that the Company will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Included in impaired loans are loans on non-accrual status and TDR’s. If a specific allowance is warranted based on the borrower’s overall financial condition, the specific allowance is calculated based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for collateral dependent loans. Interest income for impaired loans is recorded on a cash basis during the period the loan is considered impaired after recovery of principal is reasonably assured. Inclusive of the restructured loans described above, the Company had $25.2 million of impaired non-covered loans as of September 30, 2011 and $0.4 million of impaired non-covered loans at December 31, 2010. The Company did not have any non-accrual loans as of December 31, 2010.

The Company did not have any non-covered loans accounted for under ASC Topic 310-30 at December 31, 2010. The following table presents a summary of the loans accounted for under, and excluded from, ASC Topic 310-30 at September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011			December 31, 2010
	Accounted for under ASC Topic 310-30	Excluded from ASC Topic 310-30	Total non-covered loans	Total non-covered loans
Commercial	$37,022	$118,526	$155,548	$127,570
Commercial real estate	148,824	288,700	437,524	365,932
Agriculture	14,703	53,224	67,927	61,278
Residential real estate	73,715	294,452	368,167	282,381
Consumer	3,931	26,625	30,556	28,136

Total	$278,195	$781,527	$1,059,722	$865,297

Below is the composition of the net book value for non-covered loans accounted for under ASC Topic 310-30 at September 30, 2011 (in thousands):

September 30, 2011
Contractual Cash Flows	$403,573
Nonaccretable Difference	(95,187)
Accretable Yield	(30,191)

Non-covered loans accounted for under ASC Topic 310-30	$278,195

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The following table reflects the carrying value and loan delinquency of non-covered loans accounted for under ASC Topic 310-30 as of September 30, 2011. Pooled loans accounted for under ASC Topic 310-30 that are 90 days or more past due and still accreting are included in loans 90 days or more past due and still accruing interest and are considered to be performing (in thousands):

	September 30, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total
Commercial
Commercial and industrial	$486	$1,273	$3,397	$5,156	$31,866	$37,022

Total commercial	486	1,273	3,397	5,156	31,866	37,022

Commercial real estate:
Commercial construction	5,109	7,851	23,273	36,233	31,227	67,460
Commercial real estate	1,030	1,542	22,211	24,783	56,581	81,364
Total commercial real estate	6,139	9,393	45,484	61,016	87,808	148,824

Agriculture
Agriculture	59	7	428	494	14,209	14,703

Total agriculture loans	59	7	428	494	14,209	14,703

Residential real estate:
Single family residential	2,630	1,486	6,216	10,332	63,383	73,715

Total residential real estate	2,630	1,486	6,216	10,332	63,383	73,715

Consumer
Consumer	74	71	—	145	3,786	3,931

Total consumer loans	74	71	—	145	3,786	3,931

Total non-covered loans accounted for under ASC Topic 310-30	$9,388	$12,230	$55,525	$77,143	$201,052	$278,195

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The following tables reflect the carrying value and loan delinquency of non-covered loans excluded from ASC Topic 310-30 as of September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Commercial
Wholesale	$—	$—	$—	$—	$17,302	$17,302
Manufacturing	—	—	—	—	8,951	8,951
Transportation/warehousing	—	—	—	—	10,874	10,874
Finance and insurance	6	2	—	8	16,793	16,801
Oil & gas	—	—	—	—	14,819	14,819
All other commercial and industrial	7,066	712	144	7,922	41,857	49,779

Total commercial	7,072	714	144	7,930	110,596	118,526

Commercial Real Estate
1-4 family construction	—	—	—	—	5,016	5,016
1-4 family acquisition/development	55	37	—	92	15,388	15,480
Commercial construction	—	—	—	—	46	46
Commercial acquisition/development	—	—	4,862	4,862	10,650	15,512
Multifamily	196	—	—	196	13,973	14,169
Owner-occupied	2,993	675	—	3,668	46,257	49,925
Non owner-occupied	6,422	—	—	6,422	182,130	188,552

Total commercial real estate	9,666	712	4,862	15,240	273,460	288,700

Agriculture	84	—	29	113	53,111	53,224

Residential real estate
Sr lien 1-4 family closed end	454	682	772	1,908	213,733	215,641
Jr lien 1-4 family closed end	9	21	5	35	4,912	4,947
Sr lien 1-4 family open end	128	86	101	315	29,027	29,342
Jr lien 1-4 family open end	155	193	135	483	44,039	44,522

Total residential real estate	746	982	1,013	2,741	291,711	294,452

Consumer
Secured	27	—	—	27	18,697	18,724
Unsecured		2	—	2	2,411	2,413
Credit card	41	30	17	88	3,810	3,898
Overdrafts	—	—	—	—	1,590	1,590

Total consumer	68	32	17	117	26,508	26,625

Total non-covered loans excluded from ASC 310-30	$17,636	$2,440	$6,065	$26,141	$755,386	$781,527

Non-performing loan classification	$5,634	$703	$5,845	$12,182	$8,924	$21,106

Net of deferred fees and costs of:						$175

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

	December 31, 2010
	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Commercial
Wholesale	$—	$—	$—	$—	$14,772	$14,772
Manufacturing	—	—	—	—	9,115	9,115
Transportation/warehousing	—	—	—	—	16,201	16,201
Finance and insurance	—	—	—	—	6,515	6,515
Oil & gas	—	—	—	—	—	—
All other commercial and industrial	9	9,473	—	9,482	71,485	80,967

Total commercial	9	9,473	—	9,482	118,088	127,570

Commercial Real Estate
1-4 family construction	—	—	—	—	2,531	2,531
1-4 family acquisition/development	11	—	—	11	12,464	12,475
Commercial construction	—	—	—	—	—	—
Commercial acquisition/development	730	—	—	730	16,808	17,538
Multifamily	—	—	—	—	17,330	17,330
Owner-occupied	784	—	—	784	75,507	76,291
Non owner-occupied	728	252	—	980	238,787	239,767

Total commercial real estate	2,253	252	—	2,505	363,427	365,932

Agriculture	36	29	—	65	61,213	61,278

Residential real estate
Sr lien 1-4 family closed end	943	22	—	965	222,001	222,966
Jr lien 1-4 family closed end	—	22	—	22	3,936	3,958
Sr lien 1-4 family open end	155	—	—	155	20,722	20,877
Jr lien 1-4 family open end	203	56	—	259	34,321	34,580

Total residential real estate	1,301	100	—	1,401	280,980	282,381

Consumer
Secured	30	3	—	33	18,989	19,022
Unsecured	42	43	—	85	3,704	3,789
Credit card	88	9	—	97	3,979	4,076
Overdrafts	—	—	—	—	1,249	1,249

Total consumer	160	55	—	215	27,921	28,136

Total non-covered loans excluded from ASC 310-30	$3,759	$9,909	$—	$13,668	$851,629	$865,297

Non-performing loan classification	$—	$—	$—	$—	$431	$431

Net of deferred fees and costs of:						$101

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Credit exposure on non-covered loans excluded from ASC Topic 310-30 was as follows for the dates indicated (in thousands):

	September 30, 2011
	Pass	Special Mention	Substandard	Doubtful	Total loans
Commercial
Wholesale	$16,373	$—	$929	$—	$17,302
Manufacturing	8,915	36	—	—	8,951
Transportation/warehousing	9,975	1	898	—	10,874
Finance and insurance	14,308	7	2,486	—	16,801
Oil and gas	14,819	—	—	—	14,819
All other commercial and industrial	33,710	2,892	13,177	—	49,779

Total commercial	98,100	2,936	17,490	—	118,526

Commercial Real Estate
1-4 family construction	5,016	—	—	—	5,016
1-4 family acquisition/development	10,100	389	4,991	—	15,480
Commercial construction	46	—	—	—	46
Commercial acquisition/development	2,466	7,542	5,504	—	15,512
Multifamily	12,108	1,059	1,002	—	14,169
Owner-occupied	33,129	4,382	12,414	—	49,925
Non owner-occupied	112,059	46,295	30,198	—	188,552

Total commercial real estate	174,924	59,667	54,109	—	288,700

Agriculture	48,282	2,414	2,528	—	53,224

Residential real estate
Sr lien 1-4 family closed end	210,394	1,708	3,539	—	215,641
Jr lien 1-4 family closed end	4,878	—	69	—	4,947
Sr lien 1-4 family open end	29,030	211	101	—	29,342
Jr lien 1-4 family open end	43,616	381	525	—	44,522

Total residential real estate	287,918	2,300	4,234	—	294,452

Consumer
Secured	18,724	—	—	—	18,724
Unsecured	2,411	—	2	—	2,413
Credit card	3,898	—	—	—	3,898
Overdrafts	1,590	—	—	—	1,590

Total consumer	26,623	—	2	—	26,625

Total non-covered loans excluded from ASC 310-30	635,847	67,317	78,363	—	781,527

Total non-covered loans	$742,154	$120,324	$197,151	$93	$1,059,722

Current	$738,770	$117,889	$99,686	$93	$956,438
Past due 30 - 59 days	2,069	1,344	23,611	—	27,024
Past due 60 - 89 days	1,299	888	12,483	—	14,670
Past due 90 days or more	16	203	61,371	—	61,590

Total	$742,154	$120,324	$197,151	$93	$1,059,722

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

	December 31, 2010
	Pass	Special Mention	Substandard	Doubtful	Total
Commercial
Wholesale	$14,772	$—	$—	$—	$14,772
Manufacturing	9,115	—	—	—	9,115
Transportation/warehousing	11,070	5,131	—	—	16,201
Finance and insurance	6,515	—	—	—	6,515
All other commercial and industrial	68,874	4,198	7,895	—	80,967

Total commercial	110,346	9,329	7,895	—	127,570

Commercial real estate
1-4 family construction	2,531	—	—	—	2,531
1-4 family acquisition/development	12,475	—	—	—	12,475
Commercial construction	—	—	—	—	—
Commercial acquisition / development	3,864	13,674	—	—	17,538
Multi-family	17,183	—	147	—	17,330
Owner-occupied	69,741	1,345	5,205	—	76,291
Non owner-occupied	183,467	45,092	11,208	—	239,767

Total commercial real estate	289,261	60,111	16,560	—	365,932
Agriculture	60,504	241	533	—	61,278

Residential real estate
Sr. lien 1-4 family closed end	217,393	777	4,796	—	222,966
Jr. lien 1-4 family closed end	3,913	—	45		3,958
Sr. lien 1-4 family open end	20,877	—	—	—	20,877
Jr. lien 1-4 family open end	34,542	8	30	—	34,580

Total residential real estate	276,725	785	4,871	—	282,381

Consumer
Secured	19,022	—	—	—	19,022
Unsecured	3,780	9	—	—	3,789
Credit card	4,076				4,076
Overdrafts	1,249	—	—	—	1,249

Total consumer	28,127	9	—	—	28,136

Total non-covered loans excluded from ASC 310-30	$764,963	$70,475	$29,859	$—	$865,297

Current	$751,723	$70,070	$29,836	$—	$851,629
Past due 30-59 days	3,687	72	—	—	3,759
Past due 60-89 days	9,553	333	23	—	9,909
Past due 90 days or more	—	—	—	—	—

Total	$764,963	$70,475	$29,859	$—	$865,297

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The following table presents the recorded investment in non-covered nonaccrual loans and loans past due ninety days or more and still accruing by class of loans as of September 30, 2011 and December 31, 2010 (in thousands). Not included in this schedule are TDRs that are accruing and current. The balance of the TDRs at September 30, 2011 and December 31, 2010 was $4.1 million and $0.4 million, respectively.

	Non-covered loans
	September 30, 2011		December 30, 2010
	Non- accrual	Loans past due 90days or more and still accruing	Non- accrual	Loans past due 90days or more and still accruing
Commercial (excluded from ASC 310-30)
Wholesale	$—	$—	$—	$—
Manufacturing	—	—	—	—
Transportation/warehousing	—	—	—	—
Finance and insurance	19	—	—	—
Oil & gas	—	—	—	—
All other commercial and industrial	265	—	—	—

Total commercial excluded from ASC 310-30	284	—	—	—
ASC 310 -30 commercial loans	—	3,397	—	—

Total commercial	284	3,397	—	—

Commercial real estate excluded from ASC 310-10
1-4 family construction	—	—	—	—
1-4 family acquisition/development	—	—	—	—
Commercial construction	—	—	—	—
Commercial acquisition/development	4,862
Multifamily	—	—	—	—
Owner-occupied	194	—	—	—
Non owner-occupied	13,906	—	—	—

Total commercial real estate excluded from ASC 310-30	18,962	—	—	—

Commercial real estate accounted for under ASC 310-10
Commercial construction	—	23,273	—	—
Commercial real estate	—	22,211	—	—

Total commercial real estate accounted for under ASC 310-30	—	45,484	—	—

Total commercial real estate	18,962	45,484	—	—

Agriculture
Agriculture excluded from ASC 310-30	29	—	—	—
Agriculture accounted for under ASC 310-30	—	428	—	—

Total agriculture loans	29	428	—	—

Residential real estate excluded from ASC 310-30
Sr lien 1-4 family closed end	1,535	203	—	—
Jr lien 1-4 family closed end	26	—	—	—
Sr lien 1-4 family open end	101	—	—	—
Jr lien 1-4 family open end	167	—	—	—

Total residential real estate excluded from ASC 310-30	1,829	203	—	—
Single family residential accounted for under ASC 310-30	—	6,216	—	—

Total residential real estate	1,829	6,419	—	—

Consumer excluded from ASC 310-30
Secured	—	—	—	3
Unsecured	2	—	—	—
Credit card	—	17	—	—
Overdrafts	—	—	—	—

Total consumer excluded from ASC 310-30	2	17	—	3
Consumer loans accounted for under ASC 310-30	—	—	—	—

Total consumer loans	2	17	—	3

Total non-covered Loans	$21,106	$55,745	$—	$3

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

At September 30, 2011, the Company had five impaired commercial real estate loans that were not covered by FDIC loss sharing agreements with a total principal balance of $19.0 million and a recorded investment of $18.0 million. These loans had a collective related allowance for loan losses allocated to them of $0.6 million at September 30, 2011. The Company had an average recorded investment of $18.2 million in loans individually evaluated for impairment and recognized $0.0 million and $0.1 million of interest income on such loans during the three and nine months ended September 30, 2011, respectively, all of which was on restructured loans.

Note 8 Allowance for Loan Losses

The table below details the Company’s allowance for loan losses (“ALL”) and recorded investment in loans as of and for the nine months ended September, 30, 2011 (in thousands):

	Commercial and industrial	Commercial real estate	Agriculture	Residential real estate	Consumer and overdrafts	Total
Beginning balance	$—	$—	$—	$—	$48	$48
Charge-offs	(1,237)	(6,493)	—	(227)	(944)	(8,901)
Recoveries	5	6	—	—	99	110
Provision	2,443	9,854	174	2,556	1,419	16,446

Ending balance	1,211	3,367	174	2,329	622	7,703

Ending allowance balance attributable to loans:
Individually evaluated for impairment	—	608	—	—	—	608
Collectively evaluated for allowance	1,211	2,759	174	2,329	622	7,095

Total ending allowance balance	$1,211	$3,367	$174	$2,329	$622	$7,703

Loans:
Individually evaluated for impairment	5,772	26,575	—	3	—	32,294
Collectively evaluated for allowance	154,446	271,924	53,224	296,675	26,626	802,894
Loans accounted for under ASC Topic 310-30	88,904	571,592	14,703	83,548	3,931	762,678

Total loans	$249,122	$870,035	$67,927	$380,226	$30,556	$1,597,866

During the period ended December 31, 2010, the Company did not have any charge-offs or recoveries. As of December 31, 2010, the Company did not have any impaired or non-accrual loans or specific reserves for loan losses, however, the Company did have a $48 thousand ALL for general reserves.

Note 9 FDIC Indemnification Asset

Under the terms of the purchase and assumption agreement with the FDIC with regard to the Hillcrest Bank acquisition, the Company is reimbursed for a portion of the losses incurred on covered assets. An FDIC indemnification asset of $159.7 million was established at the date of acquisition as the estimated fair value of the expected reimbursements from the FDIC for losses on covered loans and OREO at Hillcrest Bank. As

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on, and sale of collateral, or the sale or charge-off of loans or OREO, any difference between the carrying value of the covered asset and the payments received that is reimbursable by the FDIC is recognized in the consolidated statements of operations as FDIC loss sharing income. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount recoverable from the FDIC.

Below is a summary of the activity related to the FDIC indemnification asset during the nine months ended September 30, 2011 (in thousands):

Balance at beginning of period	$161,395
Accretion	3,739
FDIC portion of charge-offs exceeding fair value adjustments	1,045
Reduction due to reimbursement claims filed with FDIC	(76,502)
Transfer to other assets	(10,319)

Balance at end of period	$79,358

In response to the submission of loss claims, in September, 2011 the Company received a payment of $83.5 million (the amount requested) from the FDIC, as reimbursement for the applicable loss sharing percentage of 60% on total losses of $139.2 million, as measured by the FDIC’s book value, incurred through June 30, 2011. Of the $83.5 million received from the FDIC for claims filed, $76.5 million was for losses incurred on covered assets and $7.0 million was for reimbursement of direct carrying and resolution expenses. The loss claims filed are subject to review and approval, including extensive audits, by the FDIC or its assigned agents for compliance with the terms in our loss sharing agreements.

Note 10 Other Real Estate Owned

At September 30, 2011, the Company had $94.9 million of other real estate owned, $57.4 million of which was related to Hillcrest Bank, and as such, is covered by the loss sharing arrangement with the FDIC. Any losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. See the notes to the December 31, 2010 audited consolidated financial statements for a discussion of the terms of the loss sharing arrangement. During the nine months ended September 30, 2011, the Company sold $30.4 million of OREO and realized net gains on sales of covered OREO of $1.0 million. Changes in OREO for the nine months ended September 30, 2011 were as follows (in thousands):

Balance at December 31, 2010	$54,078
Purchases through acquisition, at fair value	34,335
Transfers from loan portfolio	36,888
Sales	(30,397)

Balance at September 30, 2011	$94,904

Note 11 Intangible Assets

In connection with the Hillcrest Bank, Bank Midwest and Bank of Choice transactions, the Company recorded core deposit intangible assets of $5.8 million, $21.7 million and $5.2 million, respectively. The Company is amortizing the core deposit intangibles on a straight line basis over 7 years, which represents the expected useful life of the assets. This will result in approximately $4.7 million of core deposit intangible amortization expense each

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

year through 2017 and $0.4 million in 2018. The Company recognized $1.1 million and $3.1 million during the three and nine months ended September 30, 2011, respectively, of core deposit intangible amortization expense. At September 30, 2011, accumulated core deposit intangible amortization totaled $3.1 million.

Note 12 Deposits

In connection with the acquisition of Bank of Choice, the Company assumed $760.2 million of deposits. As of September 30, 2011 deposits totaled $4.1 billion. The following table summarizes the Company’s time deposits, based upon contractual maturity, at September 30, 2011 by remaining maturity (in thousands):

Three months or less	$556,054
Over 3 months through 6 months	567,036
Over 6 months through 12 months	768,920
Over 12 months through 24 months	349,815
Over 24 months through 36 months	49,771
Over 36 months through 48 months	27,493
Over 48 months through 60 months	19,200
Thereafter	7,043

Total	$2,345,332

In connection with the Hillcrest Bank and Bank of Choice transactions, the FDIC provided Hillcrest Bank and Bank of Choice depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. At September 30, 2011 and December 31, 2010, the Company had approximately $718.0 million and $727.1 million of time deposits that were subject to penalty-free withdraws.

Note 13 FDIC Loss Sharing Income

In connection with the loss sharing agreements that the Company has with the FDIC in regard to the Hillcrest Bank transaction, the Company recognizes the changes in the FDIC indemnification asset and the clawback liability, in addition to the actual reimbursement of costs of resolution of covered assets from the FDIC, in FDIC loss sharing income in the consolidated statements of operations. The table below provides additional details of the Company’s FDIC loss sharing income during the three and nine months ended September 30, 2011 (in thousands):

	For the three months ended September 30, 2011	For the nine months ended September 30, 2011
FDIC indemnification asset accretion	$—	$3,739
Clawback liability amortization	(180)	(507)
Reimbursement to FDIC for gain on sale of and income from covered OREO	(1,264)	(1,147)
Reimbursement to FDIC for recoveries on non-covered loans	(1,227)	(1,204)
FDIC reimbursement of costs of resolution of covered assets	2,421	5,268

Total	$(250)	$6,149

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Note 14 Stock-Based Compensation and Employee Benefits

The Company provides stock-based compensation in accordance with the NBH Holdings Corp. 2009 Equity Incentive Plan (the “Plan”). To date, the Company has issued stock options and restricted stock under the Plan. Option exercise prices are set at the time of grant, but in no case is the exercise price less than the fair value of a share of stock at the date of grant.

The stock options and restricted stock awarded during the nine months ended September 30, 2011 have strike prices, terms and vesting requirements that are similar to those granted in prior periods. The expense associated with the awarded stock options was measured using a Black-Scholes option-pricing model. The time vesting portion of the restricted stock was valued at the same price as the common shares since they are assumed to be held beyond the vesting period. The remaining portion of the restricted stock (market-vesting) is valued using a Monte Carlo Simulation with 100,000 simulation paths to assess the expected percentage of vested shares. A Geometric Brownian Motion was used for simulating the equity prices for a period of 10 years and if the restricted stock were not vested during the 10-year period it was assumed they were forfeited.

Below are the weighted average assumptions used in the Black-Scholes option pricing model and the Monte Carlo Simulation to determine fair value of the Company’s stock options and the market-vesting portion of the Company’s restricted stock granted during the nine months ended September 30, 2011:

	Black-Scholes	Monte Carlo
Risk-free interest rate	2.95%	2.95%
Expected volatility	32.56%	32.56%
Expected term (years)	8	10
Dividend yield	0.00%	0.00%

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the options, of 16 comparable companies with publicly traded shares. The risk-free rate for the expected term of the option was based on the U.S. Treasury yield curve at the date of grant. The expected term was estimated based upon the contractual term of the options and restricted shares and the expected retirement dates of the grantees. No forfeitures were assumed in the expected term assumption and the dividend yield was assumed to be zero.

The following table summarizes option activity for the nine months ended September 30, 2011:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2010	2,357,332	$20.00
Granted	263,500	20.00
Forfeited	—	—
Exercised	—	—

Outstanding at September 30, 2011	2,620,832	20.00	8.40	—

Options fully vested and exercisable at September 30, 2011	—

Options expected to vest	2,620,832	$20.00	8.15	—

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Options granted during the nine months ended September 30, 2011 had weighted average grant date fair values of $7.32.

At September 30, 2011, there was $4.8 million of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.84 years. Stock option expense is included in salaries and employee benefits in the accompanying consolidated statements of operations and totaled $3.0 million and $0.2 million, respectively for the three months ended September 30, 2011 and 2010 and $7.4 million and $0.6 million for the nine months ended September 30, 2011 and 2010, respectively.

Restricted stock may also be issued under the Plan as described above. Compensation expense for the portion of the restricted stock that contain a market vesting condition is recognized over the derived service period based on the fair value of the awards on the grant date. Compensation expense for the portion of the restricted stock that contains performance and service vesting conditions is recognized over the requisite service period based on fair value of the awards on the grant date.

The following table summarizes restricted stock activity for the nine months ended September 30, 2011:

	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2010	1,199,168	$16.79
Granted	100,000	15.42

Unvested at September 30, 2011	1,299,168	$16.69

As of September 30, 2011, there was $6.1 million of total unrecognized compensation cost related to non-vested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.03 years. Expense related to restricted stock totaled $2.9 million and $0.2 million during the three months ended September 30, 2011 and 2010, and $7.1 million and $0.6 million during the nine months ended September 30, 2011, respectively, which is included in salaries and employee benefits in the Company’s consolidated statement of operations.

Note 15 Income (Loss) Per Share

The Company had 51,936,280 shares issued and outstanding as of September 30, 2011 and December 31, 2010, inclusive of 250,000 shares of founders’ shares that were issued at par value. Stock options and warrants are potentially dilutive securities, but are not included in the calculation of diluted earnings per share because to do so would have been anti-dilutive for the periods ending September 30, 2011 and 2010. The Company also has VAR’s issued to the FDIC in conjunction with the acquisition of Bank of Choice that are potentially dilutive should the FDIC choose to settle this right in the Company’s stock. The exercisability of the VAR’s is contingent upon the Company having a triggering event upon public listing of its stock or a sale event, and as of September 30, 2011, the triggering events had not occurred, and as a result, the VAR’s are not included in the calculation of diluted earnings per share. Certain restricted shares provide 306,554 and 302,781 shares of dilution for the three and nine months ended September 30, 2011, respectively. The Company had 2,620,832 and 2,343,332 out-of-the-money stock options, and 1,299,168 and 1,199,168 restricted shares outstanding as of September 30, 2011 and 2010, respectively, all of which were unvested. Additionally, the Company had 830,700 and 725,700 outstanding warrants to purchase the Company’s common stock as of September 30, 2011 and 2010, respectively, all of which were out-of-the-money.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Note 16 Income Taxes

During the three and nine months ended September 30, 2011, the Company recognized income tax expense of $23.9 million and $27.1 million, respectively. The Company’s effective income tax rates for such periods were 37.9% and 37.7%, respectively. The Company did not recognize an income tax benefit during the three or nine months ended September 30, 2010 because of the uncertainty of realizing the benefit given the Company’s limited operating history. The Company had no unrecognized tax benefits as of September 30, 2011.

Note 17 Commitments and Contingencies

Financial instrument commitments and contingencies

In the normal course of business, the Company enters into various off-balance sheet commitments to help meet the financing needs of clients. These financial instruments include commitments to extend credit, commercial and consumer lines of credit and standby letters of credit. The same credit policies are applied to these commitments as the loans on the consolidated statements of financial condition; however, these commitments involve varying degrees of credit risk in excess of the amount recognized in the consolidated statements of financial condition. At September 30, 2011 and December 31, 2010, the Company had loan commitments totaling $250.5 million and $225.8 million respectively, and standby letters of credit that totaled $19.1 million and $29.1 million, respectively. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments represents the Company’s potential credit loss exposure. Amounts funded at Hillcrest Bank under non-cancelable commitments in effect at the date of acquisition are covered under the loss sharing agreements if certain conditions are met.

Total unfunded commitments at September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011			December 31, 2010
	Covered	Not Covered	Total	Covered	Not Covered	Total
Commitments to fund loans
Residential	$9	$9,841	$9,850	$—	$1,491	$1,491
Commercial and commercial real estate	704	113,918	114,622	17,780	55,147	72,927
Construction and land development	4,019	1,977	5,996	17,568	1,749	19,317
Credit card lines of credit	—	21,795	21,795	—	22,661	22,661
Unfunded commitments under lines of credit	14,576	83,647	98,223	571	108,879	109,450
Commercial and standby letters of credit	10,963	8,115	19,078	20,382	8,738	29,120

Total	$30,271	$239,293	$269,564	$56,301	$198,666	$254,967

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to clients in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representative of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

Credit card lines of credit — The Company extends lines of credit to clients through the use of credit cards issued by the banks. These lines of credit represent the maximum amounts allowed to be funded, many of which will not exhaust the established limits, and as such, these amounts are not necessarily representations of future cash requirements or credit exposure.

Unfunded commitments under lines of credit — In the ordinary course of business, the Company extends revolving credit to its clients through the use of bank-issued credit cards. These arrangements may require the payment of a fee.

Commercial and standby letters of credit — As a provider of financial services, the Company routinely issues commercial and standby letters of credit, which may be financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Letters of credit are subject to the same underwriting and credit approval process as traditional loans, and as such, many of them have various forms of collateral securing the commitment, which may include real estate, personal property, receivables or marketable securities.

Contingencies

In the ordinary course of business, the Company and its banks may be subject to litigation. Based upon the available information and advice from the Company’s legal counsel, management does not believe that any potential, threatened or pending litigation to which it is a party will have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Note 18 Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels are defined as follows:

•	Level 1 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on similar assets or liabilities in inactive markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs other than quoted prices that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, and other inputs obtained from observable market input.

•

Level 3 — Includes assets or liabilities in which the inputs to the valuation methodology are based on at least one significant assumption that is not observable in the marketplace. These valuations may rely on management’s judgment and may include internally-developed model-based valuation techniques.

Level 1 inputs are considered to be the most transparent and reliable and level 3 inputs are considered to be the least transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (level 1 inputs) to value each asset or liability. However, when

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third party price indications may be available, limited trading activity can challenge the observability of these quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the valuation hierarchy:

Fair Value of Financial Instruments Measured on a Recurring Basis

Investment securities available for sale — Investment securities available-for-sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as level 1. The Company classified its U.S. Treasury securities as Level 1 in the fair value hierarchy as of December 31, 2010 and September 30, 2011. When quoted market prices in active markets for identical assets or liabilities are not available, quoted prices of securities with similar characteristics, discounted cash flows or other pricing characteristics are used to estimate fair values and the securities are then classified as level 2. At September 30, 2011, the Company’s level 2 securities included mortgage-backed securities comprised of residential mortgage pass-through securities, other residential mortgage-backed securities, and other mortgage-backed securities, all of which were issued or guaranteed by U.S. Government agencies or sponsored agencies, and at December 31, 2010 also included U.S. Government sponsored agency obligations held by the Company at that time. All other investment securities are classified as level 3. There were no transfers between levels 1 or 2 during the nine months ended September 30, 2011.

Value appreciation rights issued to the FDIC — The Company measures the fair value of the VAR on a recurring basis and is based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

Warrant liability — The Company measures the fair value of the warrant liability on a recurring basis using a Black-Scholes option pricing model. The Company’s common stock is not publicly traded in an exchange, and the fair value measurement of the warrant liability requires significant unobservable inputs to the valuation model.

Clawback liability — The Company measures the net present value of expected future cash payments to be made by the Company to the FDIC that must be made within 45 days of the conclusion of the loss sharing agreements on a recurring basis. The expected cash flows are calculated in accordance with the loss sharing agreements and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The tables below present the financial instruments measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010 on the consolidated statement of financial condition utilizing the hierarchy structure described above (in thousands):

	September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investment Securities Available for Sale:
U.S. Treasury securities	$300	$—	$—	$300
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	—	1,299,459	—	1,299,459
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	690,620	—	690,620
Other MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	20,741	—	20,741
Other securities	—	—	419	419

Total assets at fair value	$300	$2,010,820	$419	$2,011,539

Liabilities:
Value appreciation rights issued to FDIC	$—	—	1,350	1,350
Warrant liability	—	—	7,692	7,692
Clawback liability	—	—	13,229	13,229

Total liabilities at fair value	$—	$—	$22,271	$22,271

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investment Securities Available for Sale:
U.S. Treasury securities	$42,548	$—	$—	$42,548
U.S. Government sponsored agency obligations	—	500	—	500
Mortgage-backed securities (“MBS”):
Residential mortgage pass-through securities issued or guaranteed by U.S. Government agencies or sponsored agencies	—	1,034,703	—	1,034,703
Other residential MBS issued or guaranteed by U.S. Government agencies or sponsored agencies	—	176,425	—	176,425
Other securities	—	—	419	419

Total assets at fair value	$42,548	$1,211,628	$419	$1,254,595

Liabilities:
Value appreciation rights issued to FDIC	$—	—	746	746
Warrant liability	—	—	6,901	6,901
Clawback liability	—	—	11,571	11,571

Total liabilities at fair value	$—	$—	$19,218	$19,218

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

The table below details the changes in Level 3 financial instruments during the nine months ended September 30, 2011 (in thousands):

	Other securities	Value appreciation rights issued to FDIC	Warrant liability	Clawback liability
Balance at December 31, 2010	$419	$746	$6,901	$11,571
Change in value of value appreciation rights issued to FDIC	—	4	—	—
Value appreciation rights issued to FDIC	—	600	—	—
Change in value of warrant liability	—	—	791	—
Discount amortization	—	—	—	507
Clawback revaluation				1,151

Net change in Level 3	—	604	791	1,658

Balance at end of period	$419	$1,350	$7,692	$13,229

Fair Value of Instruments Measured on a Non-recurring Basis

The Company records collateral dependent loans that are considered to be impaired at their estimated fair value. A loan is considered impaired when it is probable that the Company will be unable to collect all contractual amounts due in accordance with the terms of the loan agreement. Fair value is measured based on the fair value of collateral for collateral-dependent loans. The Company had two collateral dependent impaired, non-covered loans with collective balances of $11.7 million at September 30, 2011 that were measured at fair value on a non-recurring basis during the nine months ended September 30, 2011. All of these loans were considered level 3 measurements within the fair value hierarchy described above. Those loans had specific reserves for loan losses of $0.6 million at September 30, 2011.

OREO is recorded at the lower of the loan balance or the fair value of the collateral less estimated selling costs. The estimated fair values of OREO are updated periodically and further write-downs may be taken to reflect a new basis. The Company recognized $2.8 million of OREO impairments during the three and nine months ended September 30, 2011, all of which were on OREO that was covered by loss sharing agreements with the FDIC. The fair values of OREO are derived from third party price opinions or appraisals that generally use an income approach or a market value approach. If reasonable comparable appraisals are not available, then the Company may use internally developed models to determine fair values. The inputs used to determine the fair values of OREO are considered level 3 inputs in the fair value hierarchy.

The Company did not record any liabilities for which the fair value was made on a non-recurring basis during the nine months ended September 30, 2011. The instruments measured on a non-recurring basis discussed above represent the initial measurement of these instruments on a non-recurring basis.

Note 19 Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is determined based upon quoted market prices to the extent possible; however, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques that may be significantly impacted by the assumptions used,

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

including the discount rate and estimates of future cash flows. Changes in any of these assumptions could significantly affect the fair value estimates. The fair value of the financial instruments listed below does not reflect a premium or discount that could result from offering all of the Company’s holdings of financial instruments at one time, nor does it reflect the underlying value of the Company, as ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

In connection with the Hillcrest Bank, Bank Midwest and Bank of Choice acquisitions, the Company recorded all of the acquired assets and assumed liabilities at fair value at the respective dates of acquisition. Due to the short timeframe between the acquisitions of Hillcrest Bank and Bank Midwest to December 31, 2010, the Company determined that the carrying amount approximated fair value for the Company’s assets and liabilities as of December 31, 2010. The fair value of financial instruments at September 30, 2011 and December 31, 2010, including methods and assumptions utilized for determining fair value of financial instruments at September 30, 2011, are set forth below (in thousands):

	September 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$1,406,667	$1,406,667	$1,907,730	$1,907,730
Investment securities	2,031,806	2,031,806	1,272,395	1,272,395
Loans	1,590,163	1,590,323	1,568,822	1,568,822
FDIC indemnification asset	79,358	79,358	161,395	161,395
Accrued interest receivable	13,324	13,324	10,249	10,249

Financial liabilities:
Deposits	4,121,013	4,133,720	3,473,339	3,473,339
Securities sold under agreements to repurchase	43,197	43,197	24,164	24,164
Due to FDIC	13,230	13,230	13,564	13,564
Value appreciation rights issued to FDIC	1,350	1,350	746	746
Accrued interest payable	12,034	12,034	15,384	15,384
Treasury tax and loan	—	—	377	377

Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value is equal to the carrying value.

Investment securities

The estimated fair value of investment securities is based on quoted market prices or bid quotations received from securities dealers. Other investment securities, including securities that are held for regulatory purposes are carried at cost, less any other than temporary impairment. The fair value measurements for these securities are classified as level 3.

Loans and covered loans

The estimated fair value of the loan portfolio that is not covered by loss-sharing agreements with the FDIC is estimated using a discounted cash flow analysis using a discount rate based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The allowance for loan losses is considered a reasonable estimate of any required adjustment to fair value to reflect the impact of credit risk.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

FDIC indemnification asset

The fair value of the FDIC indemnification asset is determined based upon projected cash flows from loss sharing agreements based on expected reimbursements for losses at the applicable loss sharing percentages in accordance with the terms of the loss share agreements with the FDIC. The projected cash flows are discounted with a market discount rate of similar maturity and risk instruments to reflect the timing and receipt of the loss sharing reimbursements from the FDIC.

Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value is equal to the carrying value.

Deposits

The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits, taking into account the option for early withdrawal. The discount rate is estimated using the rates offered by the Company, at the respective measurement date, for deposits of similar remaining maturities.

Securities sold under agreements to repurchase

The vast majority of the Company’s repurchase agreements are overnight transactions that mature the day after the transaction, and as a result of this short-term nature, the estimated fair value is equal to the carrying value.

Due to FDIC
The amount due to FDIC is specified in the purchase agreements and is discounted to reflect the uncertainty in the timing and payment of the amount due by the Company.

Value appreciation rights issued to FDIC (VAR)

The estimated fair value of the VAR is tied to the Company’s stock price and is fully described in note 3.

Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value is equal to the carrying value.

Treasury tax and loan

Treasury tax and loan liabilities generally have a short-term nature and the estimated fair value is equal to the carrying value.

Note 20 — Subsequent Events

Community Banks of Colorado Acquisition — On October 21, 2011, the Company entered into and consummated a purchase and assumption agreement (through its Bank Midwest subsidiary) with the FDIC, as

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 (Unaudited)

receiver, to acquire substantially all of the assets and assume substantially all of the liabilities of Greenwood Village, Colorado-based Community Banks of Colorado. In the acquisition the Company acquired approximately $1.2 billion in assets, including 39 banking centers, 35 of which are in Colorado and 4 of which are in California. The Company also assumed approximately $1.2 billion of deposits and capitalized the transaction with $174 million in capital. The Company acquired the net assets of Community Banks of Colorado at a discount of approximately $98 million with a loss sharing agreement that covers losses incurred on commercial loans and OREO under the following tiered loss share schedule (in thousands):

Tranche	Loss Threshold	Loss-Coverage Percentage
1	Up to $204,194	80%
2	$204,195-$308,020	30%
3	$308,021-$642,373	80%

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of the Bank of Choice and the Community Banks of Colorado that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

As discussed in note 2, the FASB released new guidance to address pro forma disclosure requirements for business combinations. Disclosure of such information is impracticable as the Company’s acquisitions related to troubled financial institutions for which historical financial information is not reasonably available and in which federal assistance was an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to reduce the relevance of such information to an assessment of future operations.

Merger of Hillcrest Bank into Bank Midwest — In November, 2011 the Company merged Hillcrest Bank into Bank Midwest. The merger did not impact the FDIC loss-sharing agreements on covered assets acquired with the Hillcrest Bank acquisition.

Chief Financial Officer, Resigned — In November, 2011, the Company’s Chief Financial Officer resigned for personal reasons. His resignation was effective immediately; however, he will stay on as a Company employee until January 31, 2012. In conjunction with his resignation, the Company will reverse approximately $4.5 million of stock-based compensation during the fourth quarter of 2011.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying consolidated statements of financial condition of NBH Holdings Corp. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for the year ended December 31, 2010, and for the period from June 16, 2009 (date of inception) through December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NBH Holdings Corp. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2010, and for the period from June 16, 2009 (date of inception) through December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

September 28, 2011

KPMG LLP is a Delaware limited liability partnership, the U.S.

member firm of KPMG International Cooperative (“KPMG International”),

a Swiss entity.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2010 and 2009

(In thousands, except share and per share data)

	2010	2009
ASSETS
Cash and due from banks	$64,885	$1,723
Due from Federal Reserve Bank of Kansas City	1,449,905	—
Federal funds sold and interest bearing bank deposits	392,940	1,097,565

Cash and cash equivalents	1,907,730	1,099,288

Investment securities:
Investment securities available for sale	1,254,595	—
Non-marketable equity securities	17,800	—

Total investment securities	1,272,395	—

Loans receivable, net-covered	703,573	—
Loans receivable, net	865,297	—
Allowance for loan losses	48	—

Loans, net	1,568,822	—

Federal Deposit Insurance Corporation (“FDIC”) indemnification asset, net	161,395	—
Other real estate owned-covered	54,078	—
Premises and equipment, net	37,320	80
Goodwill and intangible assets, net	79,715	—
Other assets	24,066	485

Total assets	$5,105,521	$1,099,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Demand deposits:
Non-interest bearing	$326,159	$—
Interest bearing	211,601	—
Savings and money market	671,562	—
Time deposits	2,264,017	—

Total deposits	3,473,339	—

Pending investment trades payable	564,094	—
Securities sold under agreements to repurchase	24,164	—
Due to FDIC	13,564	—
Other liabilities	36,601	2,357

Total liabilities	4,111,762	2,357

Stockholders’ equity:
Common Stock, par value $0.01 per share:
400,000,000 shares authorized; 51,686,280 and 58,068,304 shares issued and outstanding at December 31, 2010 and 2009, respectively	517	581
Founders’ shares, par value $0.01 per share: 250,000 shares issued and outstanding at December 31, 2010 and 2009, respectively	3	3
Additional paid in capital	982,637	1,098,446
Retained earnings (deficit);	4,517	(1,534)
Accumulated other comprehensive income, net of tax	6,085	—

Total stockholders’ equity	993,759	1,097,496

Total liabilities and stockholders’ equity	$5,105,521	$1,099,853

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Year ended December 31, 2010 and

For the Period from June 16, 2009 (Date of Inception) through December 31, 2009

(In thousands, except share and per share data)

	2010	2009
Interest and dividend income:
Interest and net fees on loans	$17,153	$—
Interest and dividends on investment securities	1,589	—
Interest on interest-bearing bank deposits	2,680	481

Total interest and dividend income	21,422	481

Interest expense:
Interest on deposits	5,483	—
Interest on borrowings	29	—

Total interest expense	5,512	—

Net interest income before provision for loan losses	15,910	481
Provision for loan losses	88	—

Net interest income after provision for loan losses	15,822	481

Non-interest income:
FDIC loss sharing income	2,236	—
Bargain purchase gain	37,778	—
Service charges	1,094	—
Gain on sale of securities	11	—
Other non-interest income	1,044	—

Total non-interest income	42,163	—

Non-interest expense:
Salaries and employee benefits	25,876	1,775
Occupancy and equipment	1,392	32
Professional fees	1,338	84
Telecommunications and data processing	849	—
FDIC deposit insurance	712	—
Loss on sale of other real estate owned, net	432	—
Loss (gain) from change in fair value of warrant liability	44	(270)
Other non-interest expense	4,262	226
Acquisition related costs	14,076	—

Total non-interest expense	48,981	1,847

Income (loss) before income taxes	9,004	(1,366)
Income tax expense	2,953	168

Net income (loss)	$6,051	$(1,534)

Income (loss) per share — basic and diluted	$0.11	$(0.07)

Weighted average number of common shares outstanding — basic and diluted	53,000,454	21,251,006

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Year ended December 31, 2010 and

For the Period from June 16, 2009 (Date of Inception) through December 31, 2009

(In thousands)

	2010	2009
Cash flows from operating activities:
Net income (loss)	$6,051	$(1,534)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for loan losses	88	—
Depreciation and amortization	228
Gain on sale of securities	(11)	—
Deferred income tax expense	2,561	—
Discount accretion, net of premium amortization	(11,843)	—
Accretion of indemnification asset	(1,689)	—
Bargain purchase gain	(37,778)	—
Loss on the sale of other real estate owned, net	432	—
Stock-based compensation	16,613	—
Increase in due to FDIC	13,564	—
Increase in other assets	(10,038)	(485)
(Decrease) increase in other liabilities	(13,589)	74

Net cash used in operating activities	(35,411)	(1,945)

Cash flows from investing activities:
Sale of FHLB stock	3,024	—
Sales and maturities of investment securities	69,118	—
Purchase of Federal Reserve Bank stock	(16,800)	—
Purchase of available for sale securities	(460,169)	—
Net decrease in loans	95,969	—
Purchase of premises and equipment	(950)	(80)
Proceeds from sales of other real estate owned	8,029	—
Net cash provided from Bank Midwest acquisition	1,369,737	—
Net cash provided from Hillcrest acquisition	134,001	—

Net cash provided by (used in) investing activities	1,201,959	(80)

Cash flows from financing activities:
Net decrease in deposits	(146,571)	—
Repayment of Federal Home Loan Bank advances	(83,894)	—
(Repurchase) issuance of common stock	(127,641)	1,101,313

Net cash (used in) provided by financing activities	(358,106)	1,101,313

Increase in cash and cash equivalents	808,442	1,099,288
Cash and cash equivalents at beginning of the period	1,099,288	—

Cash and cash equivalents at end of the period	$1,907,730	$1,099,288

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$8,503	$—
Cash paid during the period for taxes	$685	$—
Issuance of warrants	$4,845	$2,283
Issuance of value appreciation rights	$750	$—

Supplemental schedule for investing activities
Acquisitions
Assets acquired — Hillcrest acquisition	$1,376,745	$—
Liabilities assumed — Hillcrest acquisition	$1,338,967	$—

Bargain Purchase Gain — Hillcrest acquisition	$37,778	$—

Assets acquired —Bank Midwest acquisition	$2,352,314	$—
Liabilities assumed — Bank Midwest acquisition	$2,426,406	$—

Goodwill and intangible assets — Bank Midwest acquisition	$74,092	$—

Supplemental schedule of noncash investing activities:
Loans transferred to other real estate owned	$11,604	$—
Investment trades transacted but not settled	$564,094	$—

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

and Other Comprehensive Income

For the Year Ended December 31, 2010 and

For the Period from June 16, 2009 (date of inception)

Through December 31, 2009

(In thousands, except share data)

	Common stock	Founders’ shares	Additional paid-in capital	Related (deficit) earnings	Accumulated other comprehensive income, net	Total
Balance, June 16, 2009	$—	$—	$—	$—	$—	$—
Capital contribution	581	3	1,100,729	—	—	1,101,313
Issuance of common stock warrants (237,500 warrants)	—	—	(2,283)	—	—	(2,283)
Net loss	—	—	—	(1,534)	—	(1,534)

Balance, December 31, 2009	581	3	1,098,446	(1,534)	—	1,097,496
Shares repurchased (6,382,024 shares)	(64)	—	(127,577)	—	—	(127,641)
Issuance of warrants (593,200 warrants)	—	—	(4,845)	—	—	(4,845)
Increase in additional paid-in capital in connection with stock-based compensation plans	—	—	16,613	—	—	16,613
Net income	—	—	—	6,051	—	6,051
Other comprehensive income:
Unrealized gains on available-for-sale securities arising during the period, net of tax of $3,138	—	—	—	—	6,092	6,092
Reclassification adjustment for gains included in net income net of tax of $4					(7)	(7)

Total comprehensive income						12,136

Balance, December 31, 2010	$517	$3	$982,637	$4,517	$6,085	$993,759

See accompanying notes to the consolidated financial statements.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 1 Basis of Presentation

References in the NBH Holdings Corp. (the “Company,” “the Holding Company”) consolidated financial statements and the accompanying notes to “Hillcrest Bank” for all periods beginning October 22, 2010 refer to Hillcrest Bank, N.A., a newly chartered bank formed to acquire substantially all of the assets (including loans) and assume substantially all liabilities of Hillcrest Bank from the FDIC (as defined below) with the exception of approximately $250 million of deposits which were retained by the FDIC. References in the Company’s consolidated financial statements and the accompanying notes to “Bank Midwest” for all periods beginning December 10, 2010 refer to Bank Midwest, N.A., a newly chartered bank formed to acquire only select assets (including 40 locations and premises and certain loans), and assume many of the deposits of Bank Midwest from Dickinson Financial Corporation (as defined below).

The Company is a Delaware corporation formed on June 16, 2009 with the goal of creating a leading community bank holding company through the acquisition of banking assets and franchises in the United States. The Company maintains its headquarters in Boston, Massachusetts; however, substantially all of the Company’s operations are located in the Kansas City metropolitan area.

As more fully discussed in Note 4, on December 10, 2010, the Company completed the acquisition of certain assets and liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by Dickinson Financial Corporation (“DFC”), a privately held bank holding company located in Kansas City, Missouri. In addition, on October 22, 2010, the Company purchased the assets and assumed liabilities of the former Hillcrest Bank of Overland Park, Kansas from the Federal Deposit Insurance Corporation (“FDIC”) in conjunction with loss sharing arrangements with the FDIC. In connection with these transactions, the Company established two newly chartered banks to acquire the assets and assume the liabilities described above. Following the establishment of the new charters and the above-mentioned transactions, the Company now owns the names Bank Midwest, N.A. and Hillcrest Bank, N.A.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and where applicable, to general practices in the banking industry or guidelines prescribed by bank regulatory agencies. They include the accounts of the Company and its wholly owned subsidiaries, Hillcrest Bank, N.A. and Bank Midwest, N.A. (the “Banks”), which are collectively considered one segment. All intercompany balances and transactions have been eliminated in consolidation. The results of operations of the Banks are included from the respective dates of formation and completion of the acquisitions described above. Certain reclassifications of prior years’ amounts have been made to conform to current year presentation.

The results of the Company’s operations for the year ended December 31, 2010 include the operating results from the above-mentioned acquisitions from the respective dates noted above. Operating results for the periods herein are not indicative of the results that may be expected for the year ending December 31, 2011.

U.S. generally accepted accounting principles require management to make estimates that affect the reported amounts of assets and liabilities, revenues, and expenses and disclosures of contingent assets and liabilities. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from covered assets; the valuation of the FDIC indemnification asset and clawback liability; the valuation of other real estate owned (“OREO”); the fair value adjustments on assets acquired and liabilities assumed; the valuation of core deposit intangible assets; the valuation of equity awards and warrants; the value appreciation rights “(VAR)” issued to the FDIC, as defined below; the valuation of deferred tax assets; the evaluation of investment securities for other-

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

than-temporary impairment (“OTTI”); the fair values of financial instruments; the allowance for loan losses (“ALL”); and contingent liabilities. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

In preparing the consolidated financial statements, the Company has evaluated, for potential recognition and disclosure, events and transactions that have occurred subsequent to December 31, 2010 through the date the Company’s consolidated financial statements were issued.

Note 2 Summary of Significant Accounting Policies

a) Acquisition activities — The Company accounts for business combinations under the purchase method of accounting. Assets acquired and liabilities assumed are measured and recorded at fair value at the date of acquisition, including identifiable intangible assets. If the fair value of net assets purchased exceeds the fair value of consideration paid, a bargain purchase gain is recognized at the date of acquisition. Conversely, if the consideration paid exceeds the fair value of the net assets acquired, goodwill is recognized at the acquisition date. Fair values are subject to refinement after the closing date of an acquisition as information relative to closing date fair values becomes available.

The determination of the fair value of loans acquired takes into account credit quality deterioration and probability of loss; therefore, the related ALL is not carried forward. The Company has segregated total loans into two distinct categories: (a) loans receivable — covered and (b) loans receivable, both of which are more fully described below.

All identifiable intangible assets that are acquired in a business combination are recognized at fair value on the acquisition date. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity). Deposit liabilities and the related depositor relationship intangible assets may be exchanged in observable exchange transactions. As a result, the depositor relationship intangible asset is considered identifiable, because the separability criterion has been met.

An FDIC indemnification asset is recognized when the FDIC contractually indemnifies, in whole or in part, the Company for a particular uncertainty. The recognition and measurement of an indemnification asset is based on the related indemnified item. The Company recognizes an indemnification asset at the same time that the indemnified item is recognized, measured on the same basis as the indemnified item, subject to collectibility or contractual limitations on the indemnified amount.

Under FDIC loss sharing agreements, the Company may be required to return a portion of cash received from the FDIC at acquisition in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. Such a liability is referred to as the clawback liability and is considered to be contingent consideration as it requires the return of a portion of the initial consideration in the event that certain contingencies are met. The Company has recognized a clawback liability, included in due to FDIC in the accompanying December 31, 2010 consolidated statements of financial condition, that represents contingent consideration at its fair value at the date of acquisition. The clawback liability will be re-measured at each reporting period and any changes will be reflected in both the carrying amount of the clawback liability and the related accretion that is recognized through FDIC loss sharing income in the consolidated statements of operations until the contingency is resolved.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

b) Cash and cash equivalents — Cash and cash equivalents include cash, cash items, amounts due from other banks, amounts due from the Federal Reserve Bank of Kansas City, federal funds sold, and interest-bearing bank deposits.

c) Investment securities — The Company has classified the majority of its investment portfolio as available for sale. Any sales of available for sale securities are for the purpose of executing the Company’s asset/liability management strategy, reducing borrowings, funding loan growth, providing liquidity, or eliminating a perceived credit risk in a specific security. The available-for-sale securities are carried at estimated fair value. Unrealized gains or losses on securities available for sale are reported as accumulated other comprehensive income (“AOCI”), a component of stockholders’ equity, net of income tax. Gains and losses realized upon sales of securities are calculated using the specific-identification method and are included in gains or losses on sale of securities, net in the consolidated statements of operations. Premiums and discounts are amortized to interest income over the estimated lives of the securities. Prepayment experience is frequently evaluated and a determination made regarding the appropriate estimate of the future rates of prepayment. When a change in a bond’s estimated remaining life is necessary, a corresponding adjustment is made in the related premium amortization or discount accretion. Purchases and sales of securities, including any corresponding gains or losses, are recognized on a trade-date basis and a receivable or payable is recognized for pending transaction settlements.

Non-marketable equity securities include Federal Reserve Bank stock and Federal Home Loan Bank stock. These securities have been acquired for debt or regulatory purposes, are carried at cost, and are classified as available for sale.

Management evaluates all investments for OTTI on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Impairment is considered to be other-than-temporary if it is likely that all amounts contractually due will not be received for debt securities and when there is no positive evidence indicating that an investment’s carrying amount is recoverable in the near term for equity securities. When impairment is considered other than temporary, the cost basis of the security is written down to fair value, with the impairment charge related to credit included in earnings, while the impairment charge related to all other factors is recognized in other comprehensive income. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the entire amount of the OTTI is recorded in earnings. In evaluating whether the impairment is temporary or other than temporary, the Company considers, among other things, the severity and duration of the unrealized loss position; adverse conditions specifically related to the security; changes in expected future cash flows; downgrades in the rating of the security by a rating agency; the failure of the issuer to make scheduled interest or principal payments; whether the Company has the intent to sell the security; and whether it is more likely than not that the Company will be required to sell the security.

d) Loans receivable — covered — Loans acquired in the Hillcrest Bank FDIC assisted transaction are initially covered under loss sharing agreements and are referred to as covered loans. Pursuant to the terms of the loss sharing agreements, covered loans are subject to a stated loss threshold, as outlined in each loss sharing agreement, whereby the FDIC will reimburse the Company for a percentage of losses up to stated loss thresholds. The Company will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under loss sharing agreements.

Covered loans are recorded at their estimated fair value at the time of acquisition. Estimated fair values of covered loans were based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

flow estimates. In determining the estimated cash flows, the majority of the Company’s covered loans were analyzed individually due to individual borrower concentration. The remaining covered loans were grouped together according to similar characteristics such as type of loan, loan purpose and underlying collateral and treated as distinct portfolios when applying various valuation techniques and for the ongoing monitoring of the credit quality and performance of these loans.

The Company accounts for and evaluates acquired loans for impairment in accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. When loans exhibit evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all principal and interest payments in accordance with the terms of the loan agreement, the expected shortfall in future cash flows, as compared to the contractual amount due, is recognized as a non-accretable discount. Any excess of expected cash flows over the acquisition date fair value is known as the accretable discount, and is recognized as accretion income over the life of each pool. Covered loans that meet the criteria for non-accrual of interest at the time of acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if the timing and expected cash flows on such loans can be reasonably estimated and if collection of the new carrying value of such loans is expected.

Expected cash flows over the acquisition date fair value are periodically reestimated utilizing the same cash flow methodology used at the time of acquisition and subsequent decreases to the expected cash flows will generally result in a provision for loan losses charge to the Company’s consolidated statements of operations. Conversely, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which would have a positive impact on accretion income prospectively. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

Covered loans outside the scope of ASC Topic 310-30 are accounted for under ASC Topic 310, Receivables. Discounts created when the loans were recorded at their estimated fair values at acquisition are accreted over the remaining term of the loan as an adjustment to the related loan’s yield. Similar to uncovered and originated loans described below, the accrual of interest income on the covered loans that were not impaired at the time of acquisition is discontinued when the collection of principal or interest, in whole or in part, is doubtful. Interest is generally not accrued on loans 90 days or more past due unless they are well secured and in the process of collection.

e) Loans receivable — Loans receivable include loans that were acquired through acquisitions that are not covered by loss sharing agreements and loans originated by the Company. Loans acquired through acquisition are initially recorded at fair value. Discounts created when the loans were recorded at their estimated fair values at acquisition are accreted over the remaining term of the loan as an adjustment to the related loan’s yield. Loans originated are carried at the principal amount outstanding, net of premiums, discounts, unearned income, and deferred loan fees and costs. Non-refundable loan origination and commitment fees, net of direct costs of originating or acquiring loans, and fair value adjustments for acquired loans, are deferred and recognized as an adjustment to the loans’ effective yield over the estimated remaining lives of the related loans.

Interest income on loans that were not impaired at the time of acquisition and interest income on loans originated by the Company is accrued and credited to income as it is earned using the simple interest method based on daily balances of the principal amount outstanding. However, interest is generally not accrued on loans 90 days or more past due, unless they are well secured and in the process of collection. Additionally, in certain situations, loans that are not contractually past due may be placed on non-accrual status due to deficient primary

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

and secondary sources of repayment. Accrued interest receivable is reversed when a loan is placed on non-accrual status and interest is generally not accrued while a loan is on non-accrual status and interest income is generally recognized only after payment in full of the past due principal.

f) Allowance for Loan Losses — The allowance for loan losses (“ALL”) represents management’s estimate of probable credit losses inherent in loans, including covered loans to the extent necessary, as of the balance sheet date. The determination of the ALL takes into consideration, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical net loan loss, and other factors that warrant recognition. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the ALL. Such agencies may require the financial institution to recognize additions to the ALL or increases to adversely graded classified loans based on their judgments about information available to them at the time of their examinations.

The Company uses an internal risk rating system to indicate credit quality in the loan portfolio. The risk rating system uses a series of grades, which reflect management’s assessment of the risk attributable to loans based on an analysis of the borrower’s financial condition and ability to meet contractual debt service requirements. Loans that management perceives to have acceptable risk are categorized as “Pass” loans. The “Special mention” loans represent loans that have potential credit weaknesses that deserve management’s close attention. Special mention loans include borrowers that have potential weaknesses or unwarranted risks that, unless corrected, may threaten the borrower’s ability to meet debt requirements. However, these borrowers are still believed to have the ability to respond to and resolve the financial issues that threaten their financial situation. Loans classified as “Substandard” are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a distinct possibility of loss if the deficiencies are not corrected. “Doubtful” loans are loans that management believes that collection of payments in accordance with the terms of the loan agreement is highly questionable and improbable. Doubtful loans that are not covered by loss sharing agreements are deemed impaired and put on non-accrual status. Loans covered by loss sharing agreements and accounted for under ASC Topic 310-30, despite being internally classified as “Doubtful,” may be classified as performing. Interest accrual is discontinued on doubtful loans and certain substandard loans covered by loss sharing agreements that are excluded from ASC Topic 310-30, as is more fully discussed in Note 6.

The Company routinely evaluates all risk-rated credits for impairment. Impairment, if any, is typically measured for each loan based on a thorough analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the loan’s estimated market value, or the estimated fair value of the underlying collateral less costs of disposition for collateral dependent loans. General allowances are established for loans pooled based on similar characteristics. In this process, general allowance factors established are based on an analysis of historical loss and recovery experience, if any, related to the acquired loans, as well as certain industry experience, with adjustments made for qualitative or environmental factors that are likely to cause estimated credit losses to differ from historical experience. To the extent that the data supporting such factors has limitations, management’s judgment and experience play a key role in determining the allowance estimates.

Additions to the ALL are made by provisions for loan losses that are charged to operations. The allowance is decreased by charge-offs due to losses and is increased by provisions for loan losses and recoveries. When it is determined that specific loans, or portions thereof, are uncollectible, these amounts are charged off against the ALL. If repayment of the loan is collateral dependent, the fair value of the collateral, less cost to sell, is used to determine charge-off amounts.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

g) FDIC indemnification asset — An FDIC indemnification asset results from the loss sharing agreements in FDIC-assisted transactions and is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The FDIC indemnification asset represents the estimated fair value of expected reimbursements from the FDIC for losses on covered loans and OREO. Pursuant to the terms of the loss sharing agreements, covered loans and OREO are subject to stated loss thresholds whereby the FDIC will reimburse the Company for a percentage of losses and expenses up to the stated loss thresholds. The FDIC indemnification asset is recorded at its estimated fair value. Fair value is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC and the discount is accreted to income in connection with the expected speed of reimbursements. This accretion is included in FDIC loss sharing income in the consolidated statements of operations.

The accounting for the FDIC indemnification asset is closely related to the accounting for the underlying, indemnified assets. The Company reestimates the expected indemnification asset cash flows in conjunction with the periodic reestimation of cash flows on covered loans accounted for under ASC Topic 310-30. Improvements in cash flow expectations on covered loans generally result in a related decline in the expected indemnification cash flows and are reflected prospectively as a yield adjustment on the indemnification asset. Declines in cash flow expectations on covered loans generally result in an increase in expected indemnification cash flows and are reflected as both FDIC loss sharing income and an increase to the indemnification asset. As indemnified assets are resolved and the Company is reimbursed by the FDIC for the value of the resolved portion of the FDIC indemnification asset, the Company reduces the carrying value of the FDIC indemnification asset.

h) Clawback liability — A clawback liability is recorded to reflect the contingent liability assumed in an FDIC-assisted transaction whereby the Company is obligated to refund a portion of cash received from the FDIC at acquisition in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. Such a liability is considered to be contingent consideration as it requires a payment by the Company to the FDIC in the event that certain contingencies are met. The clawback liability was recorded at its acquisition date fair value and is included in due to FDIC in the accompanying December 31, 2010 consolidated statements of financial condition. The clawback liability will be remeasured at each reporting period and any changes will be reflected in both the carrying amount of the clawback liability and the related accretion that is recognized through FDIC loss sharing income in the consolidated statements of operations until the contingency is resolved.

i) Premises and equipment — With the exception of premises and equipment acquired through business combinations, which are initially measured and recorded at fair value, purchased land is stated at cost, and buildings and equipment are carried at cost, including capitalized interest when appropriate, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. The Company generally assigns depreciable lives of 39 years for buildings, 7 to 15 years for building improvements, and 3 to 7 years for equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or remaining lease terms. Maintenance and repairs are charged to non-interest expense as incurred. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

j) Goodwill and intangible assets — Goodwill is established and recorded if the consideration given during an acquisition transaction exceeds the fair value of the net assets received. Goodwill has an indefinite useful life, is not amortized, but will be evaluated annually for potential impairment, or when events or circumstances

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

indicate a potential impairment. The Company first evaluates potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying amount. Any excess of carrying value over fair value would indicate a potential impairment and the Company would proceed to perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. Intangible assets that have finite useful lives, such as core deposit intangibles, are amortized over their estimated useful lives. The Company’s core deposit intangible assets represent the value of the anticipated future cost savings that will result from the acquired core deposit relationships versus an alternative source of funding.

Judgment may be used in assessing goodwill and intangible assets for impairment. Estimates of fair value are based on projections of revenues, operating costs and cash flows of the reporting unit considering historical and anticipated future results, general economic and market conditions, as well as the impact of planned business or operational strategies. The valuations use a combination of present value techniques to measure fair value and consider market factors. Additionally, judgment is used in determining the useful lives of finite-lived intangible assets. Adverse changes in the economic environment, operations of the reporting unit, or changes in judgments and projections could result in a significantly different estimate of the fair value of the reporting unit and could result in an impairment of goodwill and/or intangible assets.

k) Other real estate owned — OREO consists of property that has been foreclosed on or repossessed by deed in lieu of foreclosure. The assets are initially recorded at the lower of the related loan balance or the fair value of the collateral less estimated costs to sell, with any initial valuation adjustments charged to the ALL. Subsequent valuation adjustments, if any, in addition to gains and losses realized on sales and net operating expenses, are recorded in other non-interest expense. Costs associated with maintaining property, such as utilities and maintenance, are charged to expense in the period in which they occur, while costs relating to the development and improvement of property are capitalized to the extent the balance does not exceed fair value. All OREO acquired through acquisition was recorded at fair value at the date of acquisition. The Company’s loss sharing agreement with the FDIC covers losses and expenses incurred on OREO resulting from the covered assets in the Hillcrest Bank transaction in the same manner, and are included in the same loss thresholds, as the covered loans.

l) Securities sold under agreements to repurchase — The Company enters into sales of securities under agreements to repurchase as of a specified future date. These repurchase agreements are considered financing agreements and the obligation to repurchase assets sold is reflected as a liability in the consolidated statements of financial condition of the Company. The repurchase agreements are collateralized by debt securities that are under the control of the Company.

m) Stock-based compensation — The Company grants stock-based awards including stock options and restricted stock. Stock option grants are for a fixed number of common shares and are issued to employees and directors at an exercise price, which is not less than the fair value of a share of stock at the date of grant. The options vest over a time period stated in each option agreement and may be subject to other contingent performance vesting conditions, which require the related compensation expense to be recorded when such conditions becomes probable. The Company generally recognizes the associated expense related to stock options on a graded schedule over the requisite vesting period. The amortization of stock-based compensation reflects any estimated forfeitures and the expense realized in subsequent periods may be adjusted to reflect the actual forfeitures realized. Restricted stock is granted for a fixed number of shares, the transferability of which is restricted until such shares become vested according to the terms in the award agreement. Restricted shares typically have multiple vesting qualifications whereby a set portion time-vest following a qualified investment transaction (a performance criterion). Some restricted share agreements also contain market conditions whereby the remaining portion vest according to specified market conditions that are tied to the Company’s common stock

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

price. Expense is recognized over the expected vesting period based on the fair value of the awards on the grant date. The outstanding stock options and restricted shares carry a maximum contractual term of 10 years. To the extent that any award is forfeited, terminated, expires, or lapses without being exercised, the shares of stock subject to such award not delivered as a result thereof shall again be available for awards under the Plan.

n) Founders’ shares — The Company issued a limited number of founders’ shares at par value. The founders’ shares are recorded in stockholders’ equity as founders’ shares and have incremental transfer restrictions until the Company has deployed at least 75% of the capital that was raised in the initial capital offering of common stock in 2009.

o) Warrants — The Company issued warrants to certain lead stockholders. The warrants are for a fixed number of shares and expire ten years from the date of issuance. If exercised, the Company must settle the warrants in its own stock. The exercise price and the number of warrants is subject to a down-round provision whereby subsequent equity issuances at a price below the existing exercise price will result in a downward adjustment to the exercise price and an increase to the number of warrants, and as a result, the warrants are classified as a liability in the Company’s consolidated statements of financial condition. The Company is required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations as “loss (gain) from change in fair value of warrant liability” in non-interest expense in the period in which the change occurred. The fair value of the warrants is calculated using a Black-Scholes model.

p) Income taxes — The Company and its subsidiaries file U.S. federal and certain state income tax returns on a consolidated basis. Additionally, the Company and its subsidiaries file separate state income tax returns with various state jurisdictions. The provision for income taxes includes the income tax balances of the Company and all of its subsidiaries.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax rates in the period of change. The Company establishes a valuation allowance when management believes, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company recognizes and measures income tax benefits based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized for a position in this model and the tax benefit claimed on a tax return is treated as an unrecognized tax benefit. The Company recognizes income tax related interest and penalties in income tax expense.

q) Earnings (loss) per share (EPS) — Basic earnings (loss) per share are computed by dividing income (loss) allocated to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share are computed by dividing income allocated to common shareholders by the weighted average common shares outstanding during the period, plus amounts representing the dilutive effect of stock options outstanding, unvested restricted shares, warrants to issue common stock, or other contracts to issue common shares (“common stock equivalents”). Common stock equivalents are excluded from the computation of diluted earnings (loss) per common share in periods in which they have an anti-dilutive effect.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 3 Recent Accounting Pronouncements

Credit Risk Exposure for Financing Receivables — In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This guidance requires additional disclosures about credit risk exposure for financing receivables and the related ALL including an allowance rollforward on a portfolio segment basis, the recorded investment in financing receivables on a portfolio segment basis, the non-accrual status of financing receivables by class, impaired financing receivables by class, aging of past due receivables by class, credit quality indicators by class, troubled debt restructurings information by class, and significant purchases and sales of financing receivables. ASU 2010-20 defines portfolio segment as the level at which an entity develops and documents a systematic method for determining its ALL. Classes of financing receivables generally are a disaggregation of portfolio segments. The disclosures about the activity in the allowance and loan modifications during a reported period are effective for public companies for interim and annual reporting periods ending on or after December 15, 2010 and the ALL and loan modification activity disclosures are required for interim and annual reporting periods beginning on or after December 15, 2010. Disclosure about loans modified as troubled debt restructurings have been deferred until further guidance for determining what constitutes a troubled debt restructuring is issued. The information required by ASU 2010-20 is set forth in Notes 6 and 7.

Note 4 Acquisition Activities

The Company has determined that the Hillcrest Bank and Bank Midwest acquisitions, as more fully described below, constitute business combinations as defined in ASC Topic 805, Business Combinations. Accordingly, as of the date of the acquisitions, the Company recorded the assets acquired and liabilities assumed at fair value. The Company determined fair values in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements. Fair value is established by discounting the expected future cash flows with a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions about appropriate discount rates, expected future cash flows, market conditions and other future events and actual results could differ materially. The determination of the initial fair values of covered loans and the related FDIC indemnification asset and clawback liability involve a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available at the time; however, the assumptions used are subject to change and, if changed, could have a material effect on the Company’s financial position and results of operations.

Bank Midwest, N.A. — In July 2010, the Company agreed to acquire, and on December 10, 2010 completed the acquisition of, certain assets and the assumption of certain liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by DFC. In this transaction, the Company acquired 40 locations across Missouri and eastern Kansas, $2.4 billion of deposits and approximately $905.4 million of loans. The Company had specific performance criteria for the assets purchased and, as a result, did not acquire any non-accrual loans or OREO in connection with the Bank Midwest transaction.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

The Company paid $56.0 million cash for the Bank Midwest net assets. The fair value of consideration paid exceeded the fair value of the Bank Midwest net assets acquired and resulted in the establishment of goodwill in the amount of $52.4 million, which will be tax deductible. In conjunction with the purchase and assumption of the Bank Midwest net assets, the Company infused $390 million of capital into Bank Midwest at the time of closing. Information regarding the assets acquired and liabilities assumed on December 10, 2010 in connection with the Bank Midwest acquisition are shown in the table below (in thousands):

	As Acquired from DFC	Fair Value Adjustments	Settlement amount paid to DFC	As recorded by the Company
Assets Acquired:
Cash and cash equivalents	$1,425,737	$—	$(56,000)	$1,369,737
Investment securities, available for sale	55,360	—	—	55,360
Non-marketable investment securities	400	—	—	400
Loans	905,354	(22,739)	—	882,615
Premises and equipment	30,662	5,562	—	36,224
Goodwill	—	52,442	—	52,442
Intangible assets	—	21,650	—	21,650
Accrued interest receivable	4,458	—	—	4,458
Other assets	3,520	—	—	3,520

Total assets	$2,425,491	$56,915	$(56,000)	$2,426,406

Liabilities assumed:
Deposits	$2,384,982	$915	$—	$2,385,897
Accrued interest payable	11,089	—	—	11,089
Other liabilities	29,420	—	—	29,420

Total liabilities	$2,425,491	$915	$—	$2,426,406

Hillcrest Bank — On October 22, 2010, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Hillcrest Bank of Overland Park, Kansas.

Prior to the acquisition, Hillcrest Bank was a bank headquartered in Overland Park, Kansas, which operated 9 full-service banking branches and 32 retirement center branches in 4 states. Excluding the effects of purchase accounting adjustments, the Company purchased assets of $1.6 billion and assumed deposits and liabilities of $1.3 billion in connection with the acquisition of Hillcrest Bank. The net assets were acquired at a discount of $182.7 million, which is reflected as a portion of the cash acquired, and the settlement amount paid to the FDIC at close was $56.3 million. In conjunction with the Hillcrest Bank purchase and assumption agreement, the Company also provided the FDIC with VAR whereby the FDIC is entitled to a cash payment equal to the excess of the Company’s common stock price and a strike price of $18.65 per unit at a future time, not to exceed ten years. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Hillcrest Bank and at December 31, 2010 to be approximately $0.7 million, which is included in due to FDIC in the Company’s December 31, 2010 consolidated statements of financial condition. Any future changes to the value of the VAR will be included in other non-interest expense. The Company infused $170 million of capital into Hillcrest Bank immediately following the closing of the transaction.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

A summary of the assets acquired and liabilities assumed in connection with the Hillcrest Bank acquisition are shown in the table below (in thousands):

	As Acquired from FDIC	Fair Value Adjustments	Settlement amount paid to	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$190,344	$—	$(56,343)	$134,001
Investment securities, available for sale	235,255	—	—	235,255
Non-marketable investment securities	4,042	—	—	4,042
Loans	1,016,394	(235,052)	—	781,342
FDIC indemnification asset	—	159,706	—	159,706
Other real estate owned, covered by loss share agreement	111,332	(59,732)	—	51,600
Gain on bargain purchase	—	(37,778)	—	(37,778)
Intangible assets	—	5,760	—	5,760
Premises and equipment	157	—	—	157
Accrued interest receivable	3,816	—	—	3,816
Other assets	1,066	—	—	1,066

Total assets	$1,562,406	$(167,096)	$(56,343)	$1,338,967

Liabilities assumed:
Deposits	$1,234,013	$—	$—	$1,234,013
Federal Home Loan Bank advances	80,460	3,434	—	83,894
Accrued interest payable	7,279	—	—	7,279
Other liabilities	1,575	12,206	—	13,781

Total liabilities	$1,323,327	$15,640	$—	$1,338,967

In connection with the purchase and assumption agreement of Hillcrest Bank with the FDIC, the Company entered into loss sharing agreements with the FDIC whereby the Company will be reimbursed by the FDIC for a portion of the losses incurred as a result of the resolution and disposition of the problem assets of Hillcrest Bank. The loss sharing agreements with the FDIC cover substantially all of Hillcrest Bank’s loans including single family residential mortgage loans, commercial real estate, commercial and industrial loans, unfunded commitments, and OREO, which are collectively referred to as the “covered assets.” However, the Company also acquired other assets of the failed bank that are not covered by the loss sharing agreements including $190.3 million of cash and cash equivalents, $239.3 million of investment securities purchased at fair value, $3.1 million of consumer loans and overdrafts, and other tangible assets. For purposes of the loss sharing agreements, the anticipated losses on the covered assets are grouped into two categories, commercial assets and single family assets, and each category has its own specific loss sharing agreement. The loss sharing agreement categories cover losses on both loans and OREO in their respective categories and have provisions that reimburse the Company for direct expenses related to the resolution of these assets. Within the categories, there are three tranches of losses, each beginning after the loss threshold of the previous tranche has been met, and each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	$ 295,592	60%	1	$ 4,618	60%
2	405,293	0%	2	8,191	30%
3	>405,293	80%	3	>8,191	80%

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred. The term for loss sharing on single family residential real estate loans is ten years, while the term for loss sharing on all other covered loans is five years. The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition. New loans originated after that date are not covered by the provisions of the loss sharing agreements. The Company will refund the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company under the loss sharing agreement.

The expected reimbursements from the FDIC under the loss sharing agreements were recorded as an indemnification asset at its estimated fair value of $159.7 million on the acquisition date. The indemnification asset reflects the present value of the expected net cash reimbursement related to the loss sharing agreement described above.

Within 45 days of the end of the loss sharing agreements with the FDIC, the Company may be required to pay the FDIC in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company recorded $11.5 million as the estimated fair value of this clawback liability at the acquisition date, which is included in due to FDIC in the accompanying December 31, 2010 consolidated statements of financial condition.

The Company believes that the FDIC loss sharing agreement mitigates the Company’s risk of loss on assets acquired. Nonetheless, to the extent, the actual values realized for the acquired assets are different from the estimates, the FDIC indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC. Additionally, the tax treatment of FDIC assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes as of the acquisition date.

In connection with the Hillcrest Bank transaction, the Company recognized approximately $37.8 million of bargain purchase gain and a $5.8 million core deposit intangible. The amount of bargain purchase gain recorded represents the excess of the fair value of the assets acquired (inclusive of the $182.7 million purchase discount from the FDIC) compared to the fair value of liabilities assumed (inclusive of the settlement amount paid to the FDIC of $56.3 million) at the date of acquisition. The Company incurred $6.4 million and $4.3 million of transaction expenses related to the acquisition of Bank Midwest and Hillcrest Bank, respectively, during the year ended December 31, 2010. See Note 18 for additional details regarding acquisition-related costs.

Note 5 Investment Securities

Investment securities available for sale at December 31, 2010 are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$42,544	$4	$—	$42,548
U.S. Government sponsored agency obligations	500	—	—	500
Residential collateralized mortgage obligations	178,098	234	(1,907)	176,425
Residential mortgage pass-through securities	1,023,812	12,926	(2,035)	1,034,703
Other securities	419	—	—	419

Total	$1,245,373	$13,164	$(3,942)	$1,254,595

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

The Company’s non-marketable securities consist of $16.8 million of Federal Reserve Bank stock and $1.0 million of FHLB stock.

At December 31, 2010, mortgage-backed securities represented approximately 96.5% of the Company’s available for sale investment portfolio. The Company estimates that the weighted average life of the mortgage-backed securities portfolio as of December 31, 2010 was 5.3 years. This estimate is based on assumptions and actual results may differ.

The Company’s U.S. Treasury and Government sponsored agency obligations have contractual maturities of less than one year. Other securities have no stated contractual maturity date.

Management has evaluated all of the securities in an unrealized loss position and has concluded that no OTTI exists at December 31, 2010. The Company purchased all of the securities in the fourth quarter of 2010 at fair value, and as such, all of the securities in unrealized loss positions have been in continuous unrealized loss positions for less than twelve months. The Company does not intend to sell these securities and believes it is not more likely than not that it will be required to sell the securities before the recovery of their amortized cost. The table below summarizes the 46 available-for-sale securities that were temporarily impaired as of December 31, 2010 (in thousands):

	Fair Value	Unrealized Losses
Residential collateralized mortgage obligations	$142,440	$(1,907)
Residential mortgage pass-through securities	79,914	(2,035)

Total	$222,354	$(3,942)

Certain securities are pledged as collateral for public deposits, securities sold under agreements to repurchase, Treasury tax and loan agreements, and to secure borrowing capacity at the Federal Reserve Bank, if needed. The carrying value of securities pledged as collateral totaled $119.3 million at December 31, 2010.

During 2010, the Company sold approximately $55.1 million of investment securities, of which approximately $52.0 million was fixed-rate collateralized mortgage obligations and approximately $3.1 million was FHLB Class B stock, which subsequent to the Company’s prepayment of FHLB borrowings that were assumed with the Hillcrest Bank transaction, were no longer necessary for the Company to own. The Company realized an $11 thousand gain on the sale of the collateralized mortgage obligations, which is included in gain on sale of securities in the accompanying consolidated statements of operations for the year ended December 31, 2010.

Note 6 Covered Loans

The Company evaluates purchased loans for impairment in accordance with the provisions of ASC Topic 310-30. The cash flows expected to be collected on purchased loans are estimated based upon a discounted cash flow methodology that considers probability of default and loss-given default assumptions, as well as various underlying factors that consider the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. The Company is accounting for the majority of loans purchased in connection with the Hillcrest Bank transaction under ASC Topic 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which cash flows could not be estimated, which are accounted for under the cost recovery method. Purchased impaired loans were not classified

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

as nonperforming assets at December 31, 2010 as the carrying value of the respective loan or pool of loans cash flows were considered estimatable and probable of collection. Therefore, interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows is being recognized on all purchased loans being accounted for under ASC Topic 310-30.

Substantially all loans acquired in the Hillcrest Bank acquisition were covered by loss sharing agreements with the FDIC. Additionally, these loans were recorded at their estimated fair value as of the acquisition date. Generally, the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following table reflects the carrying value of all purchased covered loans as of December 31, 2010 (in thousands):

	Loans accounted for under ASC Topic 310-30	Loans excluded from ASC Topic 310-30	Total covered loans
Commercial and industrial	$74,783	$44,437	$119,220
Commercial construction	120,835	130	120,965
Commercial real estate	179,998	1,363	181,361
Multifamily	49,163	—	49,163
Land and development	198,100	12,022	210,122
Single family residential	11,541	1,988	13,529
Leases	—	9,213	9,213

Total covered loans	$634,420	$69,153	$703,573

The outstanding balance of all purchased loans accounted for under ASC Topic 310-30, including contractual principal, interest, fees, and penalties, was $1.0 billion as of the date of acquisition. Changes in the carrying amount of accretable discount for purchased loans for the year ended December 31, 2010 were as follows (in thousands):

Balance at beginning of period	$—
Additions	84,673
Reclassification from non-accretable difference	—
Accretion	(10,344)

Balance at end of period	$74,329

For 2010, the Company recognized no provision for loan losses, charge-offs, or ALL related to covered loans primarily due to the acquisition occurring in close proximity to year-end.

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at December 31, 2010 (in thousands):

Contractual Cash Flows	$955,161
Nonaccretable Difference	(246,232)
Accretable Yield	(74,509)

Covered loans accounted for under ASC Topic 310-30	$634,420

Covered loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

scheduled payment. Covered loans accounted for under ASC Topic 310-30 are classified as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest is considered in the periodic reestimation of expected cash flows and is included in the resulting recognition of current period covered loan loss provision or future period yield adjustments. Similar to uncovered loans, covered loans accounted for outside ASC Topic 310-30 are classified as non-accrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, these loans are placed in non-accrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as, insufficient collateral value. The accrual of interest income is discontinued when a loan is placed in non-accrual status and any payments received reduce the carrying value of the loan. A loan may be placed back on accrual status if all contractual payments have been received, or sooner under certain conditions, and collection of future principal and interest payments is no longer doubtful.

Credit exposure for all covered loans as determined by the Company’s internal risk rating system was as follows as of December 31, 2010 (in thousands):

	Commercial and industrial	Commercial construction	Commercial real estate	Multifamily	Land and development	Single family residential	Consumer	Leases	Other covered loans	Total covered loans
Covered Loans Credit Exposure by risk rating
Pass	$89,241	$18,221	$105,157	$18,872	$69,664	$6,729	$—	$9,213	$—	$317,097
Special mention	128	45,387	4,324	—	5,658	6,091	—	—	—	61,588
Substandard	7,241	55,039	41,334	14,262	98,610	709	—	—	—	217,195
Doubtful	22,610	2,318	30,546	16,029	36,190	—	—	—	—	107,693

Total	$119,220	$120,965	$181,361	$49,163	$210,122	$13,529	$—	$9,213	$—	$703,573

Covered loan delinquency for loans accounted for under ASC Topic 310-30 was as follows (in thousands):

	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing
Commercial and industrial	$878	$2,440	$7,359	$10,677	$64,106	$74,783	$7,359
Commercial construction	—	14,950	19,060	34,010	86,825	120,835	19,060
Commercial real estate	—	—	7,618	7,618	172,380	179,998	7,618
Multifamily	—	—	1,029	1,029	48,135	49,164	1,029
Land and development	—	3,981	75,764	79,745	118,355	198,100	75,764
Single family residential	6	—	—	6	11,534	11,540	—

Total covered loans	$884	$21,371	$110,830	$133,085	$501,335	$634,420	$110,830

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Covered loan delinquency, for loans excluded from ASC Topic 310-30, was as follows (in thousands):

	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans and leases	Loans > 90 days past due and still accruing
Commercial and industrial	$396	$62	$4,635	$5,093	$39,344	$44,437	$4,635
Commercial construction	—	—	—	—	130	130	—
Commercial real estate	—	—	—	—	1,363	1,363	—
Land and development	—	2,091	9,905	11,996	26	12,022	9,905
Single family residential	—	—	—	—	1,988	1,988	—
Leases	—	—	—	—	9,213	9,213	—

Total covered loans	$396	$2,153	$14,540	$17,089	$52,064	$69,153	$14,540

Note 7 Loans

The following table reflects the carrying value of loans purchased and originated after acquisition as of December 31, 2010 (in thousands):

	Bank Midwest	Hillcrest	Total
Commercial and industrial	114,356	230	114,586
Commercial real estate*	402,828		402,828
Agriculture	17,102		17,102
Single family residential	230,859		230,859
Consumer	25,197	2,450	27,647
Home equity	54,006		54,006
Loans held for sale	4,221	1,088	5,309
Other	12,960	—	12,960

Total	$861,529	$3,768	$865,297

*	Includes $44.2 million of loans secured by farmland.

The Company’s strategy is to primarily lend to small and mid-sized businesses, commercial real estate customers, and consumers in the markets in which the Company operates. Within these areas, the Company diversifies its loan portfolio by loan type, industry, and borrower.

It is the Company’s policy to review each prospective credit in order to determine the appropriateness and the adequacy of security or collateral prior to making a loan. In the event of borrower default, the Company seeks recovery in compliance with state lending laws, the Company’s lending standards, and credit monitoring and remediation procedures. At December 31, 2010, the Company had $0.4 million of loans that had been restructured from the original terms in order to facilitate repayment.

Loans placed on non-accrual status are considered to be impaired. If a specific allowance is warranted based on the borrower’s overall financial condition, the specific allowance is calculated based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for collateral dependent loans. Interest income for impaired loans is recorded on a cash basis during the period the loan is considered impaired after recovery of principal is reasonably assured. Aside from the $0.4 million of restructured loans described above, there were no impaired or non-accrual loans or specific reserves as of December 31, 2010; however, the Company did have a $48 thousand ALL for general reserves.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Loan delinquency was as follows as of December 31, 2010 (in thousands):

	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans > 90 days past due and still accruing
Commercial and industrial	$9	$9,468	$—	$9,477	$105,109	$114,586	$—
Commercial real estate*	2,363	327	—	2,690	400,138	402,828	—
Agriculture	36	30	—	66	17,036	17,102	—
Single family residential	948	22	—	970	229,889	230,859	—
Consumer	39	4	—	43	27,604	27,647	—
Home equity	364	58	—	422	53,584	54,006	—
Loans held for sale	—		—		5,309	5,309	—
Other loans	—		—		12,960	12,960	—

Total loans not covered	$3,759	$9,909	$—	$13,668	$851,629	$865,297	$—

*	Includes $44.2 million of loans secured by farmland.

Credit exposure on loans was as follows at December 31, 2010 (in thousands):

	Commercial and industrial	Commercial real estate*	Agriculture	Single family residential	Consumer	Home equity	Held for sale	Other loans	Total loans not covered
Pass	$97,362	$326,157	$16,328	$225,241	$27,638	$53,968	$5,309	$12,960	$764,963
Special mention	9,329	60,111	241	777	9	8	—	—	70,475
Substandard	7,895	16,560	533	4,841	—	30	—	—	29,859

Total	$114,586	$402,828	$17,102	$230,859	$27,647	$54,006	$5,309	$12,960	$865,297

*	Includes $44.2 million of loans secured by farmland.

Note 8 FDIC Indemnification Asset

As discussed in Note 4, under the terms of the purchase and assumption agreement with the FDIC, the Company is reimbursed for a portion of the losses incurred on covered assets. An FDIC indemnification asset of $159.7 million was established at the date of acquisition as an estimate of the fair value of the expected reimbursements from the FDIC for losses on covered loans and OREO at Hillcrest Bank. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on, and sale of collateral, or the sale or charge-off of loans or OREO, any portion of a difference between the carrying value of the covered asset and the payments received that is reimbursable by the FDIC is recognized in the consolidated statements of operations as FDIC loss sharing income. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount recoverable from the FDIC.

Below is a summary of the activity related to the FDIC indemnification asset (in thousands):

Balance at beginning of period	$—
Establishment of indemnification through acquisition	159,706
Accretion	1,689

Balance at end of period	$161,395

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 9 Premises and Equipment, Net

Premises and equipment consisted of the following at December 31, 2010 and 2009 (in thousands):

	2010	2009
Land	$14,549	$—
Buildings and improvements	21,598	—
Equipment	1,264	80

Total	37,411	80

Less accumulated depreciation and amortisation	(91)	—

Net land, buildings, and equipment	$37,320	$80

Depreciation expense of $91 thousand and repairs and maintenance expense of $85 thousand were included in occupancy expense and equipment expense in the 2010 consolidated statements of operations.

In connection with the Hillcrest Bank transaction, the Company had the option to purchase the branch assets and certain equipment of the failed bank from the FDIC for 90 days after the transaction date. The Company purchased three branches for $2.3 million subsequent to December 31, 2010. The Company is leasing or renting all other Hillcrest Bank branches.

Note 10 Other Real Estate Owned

OREO compromises properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans or through bank acquisitions. The Company did not purchase any OREO in conjunction with the Bank Midwest acquisition. At December 31, 2010, all OREO resulted from the purchase of Hillcrest Bank, and as such, are covered by the loss sharing arrangement with the FDIC. Any losses on these assets are substantially offset by a corresponding change in the FDIC indemnification asset. See Note 4 for a discussion of the terms of the loss sharing arrangement. Changes in OREO for the year ended December 31, 2010 were as follows (in thousands):

Balance at December 31, 2009	$—
Purchases through acquisition at fair value	51,600
Transfers from loan portfolio	11,604
Sales	(8,009)
Decrease from resolution of covered OREO	(1,097)
Decrease from escrow deposits received	(20)

Balance at December 31, 2010	$54,078

Note 11 Goodwill and Intangible Assets

In connection with the Hillcrest Bank transaction, the Company recorded a core deposit intangible of $5.8 million. In connection with the Bank Midwest transaction, the Company recorded a core deposit intangible of $21.7 million and goodwill of $52.4 million. The Company expects to amortize the core deposit intangibles straight line over 7 years, which represents the expected useful life of the assets. This will result in approximately $3.9 million of core deposit intangible amortization expense each year through 2017.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 12 Deposits

The Company had $766.2 million in time deposit accounts with balances over $100,000 at December 31, 2010. $107.8 million of these were over $250,000. The following table summarizes the Company’s time deposits, based upon contractual maturity, at December 31, 2010 by remaining maturity (in thousands):

Three months or less	$564,050
Over 3 months through 6 months	475,077
Over 6 months through 12 months	732,849
Over 12 months through 24 months	362,666
Over 24 months through 36 months	78,577
Over 36 months through 48 months	14,801
Over 48 months through 60 months	31,676
Thereafter	4,321

Total	$2,264,017

In connection with the Hillcrest Bank acquisition, the FDIC provided Hillcrest Bank depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. At December 31, 2010, the Company had approximately $727.1 million of time deposits that were subject to the penalty-free withdraws.

The Federal Reserve System regulations require cash balances to be maintained at the Federal Reserve Bank, based on deposit levels. The collective minimum reserve requirement for the Banks at December 31, 2010 totaled $6.0 million.

As of December 31, 2010, the aggregate amount of overdrawn transaction deposits that have been reclassified as loan balances was $1.5 million.

The following table summarizes interest expense incurred on deposits for the period ended December 31, 2010 (in thousands):

Transaction and money market accounts	$464
Savings accounts	32
Time deposits	4,987

Total	$5,483

Note 13 Securities Sold Under Agreements to Repurchase

The following table sets forth selected information regarding repurchase agreements during the year ended December 31, 2010:

Maximum amount of outstanding agreements at any month-end during the period	$23,787
Average amount outstanding during the period	$28,739
Weighted average interest rate for the period	0.33%

As of December 31, 2010, the Company had pledged mortgage-backed securities and U.S. Treasury securities with a fair value of approximately $42.7 million for securities sold under agreements to repurchase. Additionally, there was $16.5 million of excess collateral pledged for repurchase agreements at December 31, 2010.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

The vast majority of the Company’s repurchase agreements are overnight transactions that mature the day after the transaction. At December 31, 2010, the overnight agreements had an average interest rate of 0.25%. At December 31, 2010, $235 thousand of the Company’s repurchase agreements were for periods longer than one day.

The Company does not have any borrowings, unused lines of credit, or short-term financing agreements.

Note 14 Regulatory Capital

The Banks are subject to the regulatory capital adequacy requirements of the Federal Reserve Board, the FDIC, and the OCC, as applicable. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly further discretionary actions by regulators that could have a material adverse effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Typically, mature banks are required to maintain a Tier I risk-based capital ratio of 4.00%, a total risk-based capital ratio of 8.00% and a Tier 1 leverage ratio of 4.00% in order to meet minimum, adequately capitalized regulatory requirements. To be considered well-capitalized (under prompt corrective action provisions), banks must maintain minimum capital ratios of 6.00% for Tier I risk-based capital, 10.00% for total risk-based capital and 5.00% for the Tier 1 leverage ratio. However, in connection with the approval of the de novo charters for Hillcrest Bank and Bank Midwest, the Company has agreed with its regulators to maintain capital levels of at least 10% Tier 1 leverage ratio and 10% Tier 1 risk-based capital ratio at each of the Banks for at least three years. In conjunction with the consummation of the Hillcrest Bank and Bank Midwest transactions, the Company contributed $170 million of capital into Hillcrest Bank and $390 million of capital into Bank Midwest to provide each of the Banks with sufficient capital to meet and exceed the above-mentioned agreed-upon capital ratios.

Payment of dividends by the Banks to the Holding Company is subject to various regulatory restrictions. The capital plans submitted to the OCC specifically restrict the ability of the Banks to declare dividends for three years.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

The following table illustrates the capital adequacy positions of the Company and of the Banks at December 31, 2010 (in thousands):

	Actual		Required to be considered well capitalized			Required to be considered capitalized
	Ratio	Amount	Ratio	Amount		Ratio	Amount
Tier 1 leverage ratio(1)
Consolidated	17.9%	$907,958	N/A	$	N/A	4%	$206,270
Bank Midwest, N.A.	10.7%	317,144	10%		296,934	4%	118,773
Hillcrest Bank, N.A.	14.2%	193,938	10%		137,304	4%	54,922

Tier 1 risk-based capital ratio
Consolidated	69.6%	$907,958	N/A	$	N/A	4%	$52,206
Bank Midwest, N.A.	32.7%	317,144	10%		97,016	4%	38,806
Hillcrest Bank, N.A.	76.7%	193,938	10%		25,273	4%	10,109

Total risk-based capital ratio
Consolidated	69.6%	$908,041	N/A	$	N/A	8%	$104,411
Bank Midwest, N.A.	32.7%	317,220	10%		97,016	8%	77,613
Hillcrest Bank, N.A.	76.7%	193,945	10%		25,273	8%	20,218

(1)	A condition for approval of the application for Federal Deposit Insurance requires both banks and the holding company to maintain a Tier 1 capital to assets leverage ratio at no less than ten percent throughout the first three years of operation. These ratio minimums are reflected in this table.

Due to the conditional guarantee represented by the loss sharing agreements, the FDIC indemnification asset as well as covered assets are risk-weighted at 20% for purposes of risk based capital computations.

As of December 31, 2010, the Company and the Banks were in compliance with all capital requirements to which they are subject and exceeded the applicable standards for being well-capitalized.

Note 15 FDIC Loss Sharing Income

In connection with the loss sharing agreements that the Company has with the FDIC in regard to the Hillcrest Bank transaction, the Company has recognized the changes in the FDIC indemnification asset and the clawback liability, in addition to the actual reimbursement of costs of resolution of covered assets from the FDIC, in FDIC loss sharing income in the consolidated statements of operations. The table below provides additional details of the Company’s FDIC loss sharing income during the year ended December 31, 2010 (in thousands):

FDIC indemnification asset accretion	$1,689
Clawback accretion	(117)
FDIC reimbursement of costs of resolution of covered assets	664

Total FDIC loss sharing income	$2,236

Note 16 Stock-Based Compensation and Employee Benefits

The Company’s board of directors and shareholders approved the NBH Holdings Corp. 2009 Equity Incentive Plan (the “Plan”) on October 20, 2009. The Plan provides the compensation committee of the board of

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

directors of the Company the authority to grant, from time to time, awards of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, or stock bonuses to eligible persons. The aggregate number of shares of stock, which may be granted under the Plan is 5,750,000 and the maximum number of restricted shares and restricted share units that may be granted is 1,725,000.

The compensation committee sets the option price at the time of grant but in no case is the exercise price less than the fair market value of a share of stock at the date of grant. Management has used information provided by third parties to assist in the determination of estimates regarding fair values associated with the Company’s stock options, including grant date fair values.

The expense associated with the awarded stock options was measured using a Black-Scholes option pricing model while the time vesting portion of the restricted shares was valued at the same price as the common shares since they are assumed to be held beyond the vesting period. The remaining portion of the restricted shares (market-vesting) is valued using a Monte Carlo Simulation with 100,000 simulation paths to assess the expected percentage of vested shares. A Geometric Brownian Motion was used for simulating the equity prices for a period of 10 years and if the restricted shares were not vested during the 10-year period it was assumed they were forfeited.

Below are the weighted average assumptions used in the Black-Scholes option pricing model and the Monte Carlo Simulation to determine fair value of the Company’s stock options and the market-vesting portion of the Company’s restricted stock granted in 2010:

	Black-Scholes	Monte Carlo
Risk-free interest rate	3.35%	3.35%
Expected volatility	31.32%	31.32%
Expected term (years)	8	10
Dividend yield	0.00%	0.00%

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the options, of 16 comparable companies with publicly traded shares. The risk-free rate for the expected term of the option was based on the U.S. Treasury yield curve at the date of grant. The expected term was estimated based upon the contractual term of the options and restricted shares and the expected retirement dates of the grantees. No forfeitures were assumed in the expected term assumption and the dividend yield was assumed to be zero.

The following table summarizes option activity for the year ended December 31, 2010:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2009	2,491,665	20.00
Granted	939,000	20.00
Forfeited	(1,073,333)	20.00
Exercised	—

Outstanding at December 31, 2010	2,357,332	20.00	9.05	$—

Options fully vested and exercisable at December 31, 2010	—

Options expected to vest	2,357,332	20.00	9.05	$—

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Options granted during 2010 and 2009 had weighted average grant date fair values of $6.84 and 8.42, respectively.

At December 31, 2010, there was $10.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.42 years. Included in salaries and employee benefits in the Company’s 2010 consolidated statement of operations is $8.0 million in expense related to stock option compensation during the twelve months ended December 31, 2010.

Restricted shares may be issued under the Plan as described above. Compensation expense for the portion of the restricted shares that contain a market vesting condition is recognized over the derived service period based on the fair value of the awards on the grant date. Compensation expense for the portion of the restricted shares that contain performance and service vesting conditions is recognized over the requisite service period based on fair value of the awards on the grant date.

A summary of activity in the Company’s restricted shares for 2010 is as follows:

	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2009	1,242,835	$17.97
Granted	490,000	15.09
Forfeited	(533,667)	17.97

Unvested at December 31, 2010	1,199,168	$16.79

As of December 31, 2010, there was $11.7 million of total unrecognized compensation cost related to non-vested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.61 years. Expense of $8.6 million was recorded for restricted stock in 2010 and is included in salaries and employee benefits in the Company’s consolidated statement of operations.

During 2010, the Company hired and entered into an employment agreement with its Chief Executive Officer. In accordance with this employment agreement, the Company paid its Chief Executive Officer a signing bonus of $1.2 million, which is included in “salaries and employee benefits” in the accompanying consolidated statements of operations. Additionally, in the year ended December 31, 2010, the Company incurred an additional $1.8 million in bonus amounts for executive officers. In 2009, the Company recorded $1.5 million in executive bonuses.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 17 Warrants

As of December 31, 2010 and 2009, respectively, the Company had 830,700 and 237,500 warrants to purchase Company stock. The warrants were granted to certain lead stockholders of the Company, all with an exercise price of $20.00 per share. The term of the warrants is for ten years and the expiration dates of the warrants range from October 20, 2019 to September 30, 2020. For December 31, 2009, other liabilities was increased $2.0 million, additional paid-in capital was decreased $2.3 million, and non-interest expense was decreased $270 thousand to reflect an immaterial correction relating to the accounting for stock warrants. The fair value of the warrants was estimated to be $6.9 million and $2.0 million at December 31, 2010 and 2009, respectively. At December 31, 2010, the fair value of the warrants was estimated using a Black-Scholes option pricing model utilizing the following assumptions:

Risk-free interest rate	3.35%
Expected volatility	31.32%
Expected term (years)	9-10
Dividend yield	0.00%

The Company’s shares are not yet publicly traded and have limited private trading; therefore, expected volatility was estimated based on the median historical volatility, for a period commensurate with the expected term of the warrants, of 16 comparable companies with publicly traded shares. The risk-free rate for the expected term of the warrants was based on the U.S. Treasury yield curve at the date of grant. The expected term was estimated based on the contractual term of the warrants. The dividend yield was assumed to be zero because the Company does not anticipate paying dividends in the foreseeable future.

During the year ended December 31, 2010 and the period ended December 31, 2009, the Company recorded a loss of $44 thousand and a gain of $270 thousand, respectively, in the consolidated statements of operations resulting from the change in fair value on the revaluation of the warrant liability.

Note 18 Acquisition-Related Costs

The Company incurred certain expenses related to the completion of the Bank Midwest and Hillcrest Bank transactions. The Company also incurred certain expenses related to other potential acquisitions that the Company did not consummate. The following table summarizes the Company’s acquisition-related costs during the year ended December 31, 2010 (in thousands):

	Bank Midwest	Hillcrest Bank	Other	Total
Legal and advisory	$4,525	$3,093	$—	$7,618
Professional services	1,310	973	1,309	3,591
Due diligence	523	258	2,086	2,867

Total	$6,357	$4,324	$3,394	$14,076

Note 19 Income (Loss) Per Share

Stock options, restricted stock, and warrants are potentially dilutive securities, but are not included in the calculation of diluted earnings per share because to do so would have been anti-dilutive as of December 31, 2010 and 2009. As a result, the weighted average number of shares used to compute basic and diluted earnings per share is the same at December 31, 2010. The Company had 2,357,332 and 1,418,332 out-of-the-money stock options, and 1,199,168 and 709,168 restricted shares outstanding as of December 31, 2010 and 2009,

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

respectively, all of which were unvested. Additionally, 830,700 and 237,500 warrants to purchase the Company’s common stock were outstanding as of December 31, 2010 and 2009, respectively, although all outstanding warrants were out-of-the-money.

Note 20 Income Taxes

(a) Income Taxes

Total income taxes for the year ended December 31, 2010 and the period ended December 31, 2009 were allocated as follows (in thousands):

	2010	2009
Current Expense
U.S. federal	$291	$162
State and local	401	6

Total	692	168

Deferred (benefit) expense
U.S. federal	1,600	—
State and local	661	—

Total	2,261	—

Income tax expense	$2,953	$168

(b) Tax Rate Reconciliation

Income tax expense attributable to income (loss) before taxes was $3.0 million for the year ended December 31, 2010 and $0.2 million for the period ended December 31, 2009 and differed from the amounts computed by applying the U.S. federal income tax rate to pretax income (loss) as a result of the following (in thousands):

	2010	2009
Income taxes at federal statutory rate (35% for 2010; 34% for 2009)	$3,150	$(464)
State income taxes, net of federal benefit	690	4
Valuation allowance	(720)	720
Start-up costs	(178)
Other	11	(92)

Income tax expense	$2,953	$168

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(c) Significant Components of Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below (in thousands):

	2010	2009
Deferred tax assets:
Excess tax basis of assets acquired over carrying value:
Loans	$22,156	$—
Intangible assets	11,569	—
Other real estate owned	8,663	—
Accrued stock-based compensation	6,188	—
Capitalized start up costs	4,214	720
Federal net operating loss	1,236	—
State net operating loss	93	—
Accrued expenses	61	—
Allowance for loan losses	29	—
Fixed assets	6	—

Total deferred tax assets	54,215	720
Less valuation allowance	—	(720)

Net deferred tax asset	54,215	—

Deferred tax liabilities:
Excess carrying value of FDIC indemnification asset and clawback liability	(55,974)	—
Prepaid expenses	(467)	—
Unrealized gains	(3,138)	—
Other	(35)	—

Total deferred tax liabilities	(59,614)	—

Net deferred tax liability	$(5,399)	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, if any (including the impact of available carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.

The valuation allowance at December 31, 2009 related to deferred tax assets that, in the judgment of management, were not more likely than not to be realized based upon the weight of available evidence.

At December 31, 2010, management believes a valuation allowance on the deferred tax asset is not necessary based on the current and future projected earnings of the Company. Furthermore, the Company is in an overall deferred tax liability position as of December 31, 2010. As such, the valuation allowance for the 2009 deferred tax asset has been released.

The Company has approximately $3.6 million of unused net operating losses as of December 31, 2010. A portion of these losses may be carried back to offset taxable income generated in the prior tax year, and the remaining amount may be carried forward to offset future taxable income. These net operating losses expire, if not utilized, by 2030.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

The Company has no unrecognized tax benefits as of December 31, 2010 and 2009.

Note 21 Commitments and Contingencies

Financial instrument commitments and contingencies

In the normal course of business, the Company enters into various off-balance sheet commitments to help meet the financing needs of customers. These financial instruments include commitments to extend credit, commercial and consumer lines of credit of credit and standby letters of credit. The same credit policies are applied to these commitments as the loans on the consolidated statements of financial condition; however, these commitments involve varying degrees of credit risk in excess of the amount recognized in the consolidated statements of financial condition. At December 31, 2010, the Company had loan commitments totaling $225.8 million and standby letters of credit totaling $29.1 million. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments represents the Company’s potential credit loss exposure.

Amounts funded at Hillcrest Bank under non-cancelable commitments in effect at the date of acquisition are covered under the loss sharing agreement if certain conditions are met.

Total unfunded commitments at December 31, 2010 are as follows:

	Covered	Not Covered	Total
Commitments to fund loans:
Residential	$—	$1,491	$1,491
Commercial and commercial real estate	17,780	55,147	72,927
Construction and land development	17,568	1,749	19,317
Credit card lines of credit	—	22,661	22,661
Unfunded commitments under lines of credit	571	108,879	109,450
Commercial and standby letters of credit	20,382	8,738	29,120

Total	$56,301	$198,666	$254,967

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Credit card lines of credit — The Company extends lines of credit to customers through the use of credit cards issued by the banks. These lines of credit represent the maximum amounts allowed to be funded, many of which will not exhaust the established limits, and as such, these amounts are not necessarily representations of future cash requirements or credit exposure.

Unfunded commitments under lines of credit — In the ordinary course of business, the Company extends revolving credit to its customers through the use of bank-issued credit cards. These arrangements may require the payment of a fee.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Commercial and standby letters of credit — As a provider of financial services, the Company routinely issues commercial and standby letters of credit, which may be financial standby letters of credit or performance standby letters of credit. These are various forms of “backup” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Letters of credit are subject to the same underwriting and credit approval process as traditional loans, and as such, many of them have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

Other Commitments

Lease commitments — The Company leases certain premises, all of which are classified as operating leases. In accordance with these agreements, the Company has minimum lease obligations, which are summarized as follows (in thousands):

Year	Total
2011	$601
2012	1,115
2013	1,118
2014	1,118
2015	1,137
Thereafter	7,542

Total minimum lease payments	$12,630

The Company has various leases, the longest of which expires in 2087. As leases expire, it is expected that the leases will either be renewed or replaced with leases on different property. As a result, future minimum lease commitments are not expected to be less than the amount listed in 2012.

Employment agreement — In 2010, the Company entered into an employment agreement with its Chief Executive Officer. The employment agreement establishes the duties, responsibilities, and compensation of the Chief Executive Officer and provides the executive with a guaranteed minimum salary, bonus incentives of up to 100% of the minimum base salary and benefits. The employment agreement has an initial term of three years with automatic one-year renewals and contains provisions for payments upon termination in certain circumstances.

Contingencies

In the ordinary course of business, the Company and its banks may be subject to litigation. Based upon the available information and advice from the Company’s legal counsel, management does not believe that any potential, threatened, or pending litigation to which it is a party will have a material adverse effect on the Company’s liquidity, financial condition, or results of operations.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 22 Parent Company Only Financial Statements

Summarized financial information for NBH Holdings Corp — Parent Company only as of and for the year ended December 31, 2010 is as follows:

CONDENSED STATEMENT OF FINANCIAL CONDITION

(In thousands)

Assets
Cash and cash equivalents	$393,283
Investment in subsidiaries	596,882
Other assets	14,180

Total assets	$1,004,345

Liabilities and stockholders’ equity
Other liabilities	10,586

Total liabilities	10,586
Stockholders’ equity	993,759

Total liabilities and stockholders’ equity	$1,004,345

CONDENSED STATEMENT OF OPERATIONS

(In thousands)

Interest income	$2,330
Undistributed equity from subsidiaries	30,798
Other income	8

Total non interest income	33,136
Expenses
Salaries and employee benefits	22,234
Other expenses	3,435
Transaction/due diligence expense	13,117

Total expenses	38,786
Operating loss	(5,650)
Income tax benefit	(11,701)

Net income	$6,051

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

CONDENSED STATEMENT OF CASH FLOWS

(In thousands)

Cash flows from operating activities:
Net income	$6,051
Undistributed equity from subsidiaries	(30,798)
Stock-based compensation expense	16,612
Other	(10,230)

Net cash used in operating activities	(18,365)
Cash flows from investing activity:
Payments for investments in and advances to subsidiaries	(560,000)

Net cash used in investing activity	(560,000)
Cash flows from financing activity:
Payment to repurchase stock	(127,641)

Net cash used in financing activity	(127,641)

Net decrease in cash and cash equivalents	(706,005)
Cash and cash equivalents at beginning of the year	1,099,288

Cash and cash equivalents at end of the year	$393,283

The Company’s primary source of funding is its capital account. While it is expected that the Banks will eventually be the primary source of funding of the Holding Company, as part of the capital plan submitted in conjunction with being granted the new charters for the Banks, the Company has agreed that no dividends will be paid from the Banks to the Holding Company for at least three years.

Note 23 Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to disclose the fair value of its financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 825, Financial Instruments, requires disclosure of the estimated fair value of an entity’s assets and liabilities considered to be financial instruments. For disclosure purposes, the Company groups its financial and non-financial assets and liabilities into three different levels based on the nature of the instrument and the availability and reliability of the information that is used to determine fair value. The three levels are defined as follows:

•	Level 1 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Includes assets or liabilities in which the inputs to the valuation methodologies are based on similar assets or liabilities in inactive markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs other than quoted prices that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, and other inputs obtained from observable market input.

•

Level 3 — Includes assets or liabilities in which the inputs to the valuation methodology are based on at least one significant assumption that is not observable in the marketplace. These valuations may rely on management’s judgment and may include internally-developed model-based valuation techniques.

Level 1 inputs are considered to be the most transparent and reliable and Level 3 inputs are considered to be the least transparent and reliable. The Company assumes the use of the most advantageous market to conduct a

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (Level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although, in some instances, third-party price indications may be available, limited trading activity can challenge the observability of these quotations.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of each instrument under the valuation hierarchy:

Fair Value of Assets and Liabilities Measured on a Recurring Basis

Investment securities available for sale — Investment securities available for sale are carried at fair value on a recurring basis. To the extent possible, observable quoted prices in an active market are used to determine fair value and, as such, these securities are classified as Level 1. The Company classified its U.S. Treasury securities as Level 1 in the fair value hierarchy as of December 31, 2010. When quoted market prices in active markets for identical assets or liabilities are not available, quoted prices of securities with similar characteristics, discounted cash flows, or other pricing characteristics are used to estimate fair values, and the securities are then classified as Level 2. The Company’s Level 2 securities include: U.S. Government sponsored agency obligations, residential mortgage-backed securities, and the Company’s residential mortgage pass-through securities. All other investment securities are classified as Level 3.

The table below presents the financial instruments measured at fair value on a recurring basis as of December 31, 2010, on the consolidated statement of financial condition utilizing the hierarchy structure described above (in thousands):

	Level 1		Level 2	Level 3	Total
Assets:
Investment Securities Available for Sale:
U.S. Treasury securities		$42,548	$—	$—	$42,548
U.S. Government sponsored agency obligations		—	500	—	500
Residential collateralized mortgage obligations		—	176,425	—	176,425
Residential mortgage pass-through securities		—	1,034,703	—	1,034,703
Other securities		—	—	419	419

Total assets at fair value		$42,548	$1,211,628	$419	$1,254,595

Liabilities:
Value appreciation rights issued to FDIC	$		$—	$746	$746
Warrant liability		—	—	6,901	6,901
Clawback liability		—	—	11,571	11,571

Total liabilities at fair value		$—	$—	$19,218	$19,218

Warrant liability — The Company measures the fair value of the warrants liability on a recurring basis using a Black-Scholes option pricing model. Since the Company’s common stock is not publicly traded in an exchange, significant inputs to the model are not market observable.

NBH HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Clawback liability — The Company measures the net present value of expected future cash payments to be made by the Company to the FDIC within 45 days of the conclusion of the loss sharing agreements. The expected cash flows are calculated in accordance with the loss sharing agreements and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

During the year ended December 31, 2010, the only changes to assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs was the acquisition of $0.4 million of other securities, the issuance of $.7 million of VAR to the FDIC, the additional issuance and revaluation of the $6.9 million warrant liability, and the assumption of the clawback liability.

Note 24 Fair Value of Financial Instruments

In connection with the Hillcrest Bank and Bank Midwest acquisitions, the Company recorded all of the purchased assets and assumed liabilities at fair value at the respective dates of acquisition. Due to the short timeframe between the acquisitions and December 31, 2010, the Company has determined that carrying amount approximates fair value for the Company’s assets and liabilities as of December 31, 2010.

Note 25 Subsequent Events

On July 22, 2011, the Company agreed to acquire substantially all of the assets and assume substantially all of the liabilities of the Bank of Choice from the FDIC in a no-loss share structure at a discount of approximately 21%. In the transaction, the Company acquired approximately $1.0 billion of assets and $0.9 billion of liabilities and deployed approximately $100 million of capital.

On August 8, 2011, the Company reached a definitive agreement with Community Banks of Colorado to acquire 16 branches, the name of Community Banks of Colorado and approximately $771 million of assets, and to assume approximately $645 million of liabilities. The Company is expected to deploy approximately $127 million of capital at the close of the transaction, which is expected to close during the fourth quarter of 2011 and is subject to customary closing conditions and regulatory approvals.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying statement of assets acquired and liabilities assumed of Hillcrest Bank, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) (the Company) as of October 22, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed also includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities assumed provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Hillcrest Bank, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of October 22, 2010, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

September 28, 2011

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

HILLCREST BANK, N.A.

(A Wholly Owned Subsidiary of NBH Holdings Corp.)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF HILLCREST BANK

As of October 22, 2010

(In thousands)

ASSETS
Cash and due from banks	$5,470
Due from Federal Reserve Bank	128,531

Cash and cash equivalents	134,001

Investment securities available for sale, at fair value	235,255
Non-marketable equity securities	4,042

Total investment securities	239,297

Loans receivable	781,342

FDIC indemnification asset	159,706
Other real estate owned	51,600
Premises and equipment	157
Gain on bargain purchase	(37,778)
Core deposit intangible asset	5,760
Other assets	4,882

Total assets	$1,338,967

LIABILITIES
Demand deposits:
Noninterest-bearing	$87,249
Interest-bearing	78,287
Savings and money market	131,972
Time deposits	936,505

Total deposits	1,234,013

Federal Home Loan Bank advances	83,894
Clawback liability	11,454
Due to FDIC	746
Other liabilities	8,860

Total liabilities	$1,338,967

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed (“net assets acquired”) by NBH Holdings Corp. (the “Company”) in the acquisition of the former Hillcrest Bank from the Federal Deposit Insurance Corporation (“FDIC”) on October 22, 2010. In conjunction with the acquisition of the net assets acquired, the Company obtained a new banking charter from the Office of the Comptroller of the Currency, Hillcrest Bank, N.A. (the “Bank”), a wholly owned subsidiary of the Company. The assets were acquired and the liabilities were assumed by the Bank on October 22, 2010.

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of Hillcrest Bank that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

Accounting principles generally accepted in the United States of America (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from purchased assets, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the valuation of other real estate owned, the valuation of the FDIC indemnification asset and clawback liability, and the value appreciation rights issued to the FDIC, as defined below. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in note 3. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Net Assets Acquired

On October 22, 2010, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Hillcrest Bank of Overland Park, Kansas. Upon closing the acquisition, the Company reopened the 9 full-service banking branches and 32 retirement center branches previously owned by Hillcrest Bank, as branches of Hillcrest Bank N.A.

Excluding the effects of purchase accounting adjustments, the Company acquired assets of $1.6 billion and assumed deposits and other liabilities of $1.3 billion in connection with the acquisition of Hillcrest Bank. The net assets were acquired at a discount of $182.7 million, which is reflected as a portion of the cash acquired, and the settlement amount paid to the FDIC at close was $56.3 million. In conjunction with the Hillcrest Bank purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a cash payment equal to the excess of the Company’s common stock price and a strike price of $18.65 per unit at a future time, not to exceed 10 years. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Hillcrest Bank to be approximately $0.7 million, which is included in due to FDIC in the accompanying statement of assets acquired and liabilities assumed. Any future changes to the value of the VAR will be included in other noninterest expense.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Information regarding the fair value adjustments recorded by the Company in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 is shown in the following table (in thousands):

	As Acquired from FDIC	Fair Value Adjustments	Settlement amount paid to	As recorded by the Company
Assets acquired:
Cash and cash equivalents	$190,344	$—	$(56,343)	$134,001
Investment securities, available for sale	235,255	—	—	235,255
Non-marketable investment securities	4,042	—	—	4,042
Loans	1,016,394	(235,052)	—	781,342
FDIC indemnification asset	—	159,706	—	159,706
Other real estate owned, covered by loss share agreement	111,332	(59,732)	—	51,600
Gain on bargain purchase	—	(37,778)	—	(37,778)
Intangible assets	—	5,760	—	5,760
Premises and equipment	157	—	—	157
Other assets	4,882	—	—	4,882

Total assets	$1,562,406	$(167,096)	$(56,343)	$1,338,967

Liabilities assumed:
Deposits	$1,234,013	$—	$—	$1,234,013
Federal Home Loan Bank advances	80,460	3,434	—	83,894
Accrued interest payable	7,279	—	—	7,279
Due to FDIC	—	11,454	—	11,454
Other liabilities	1,575	752	—	2,327

Total liabilities	1,323,327	15,640	—	$1,338,967

In connection with the purchase and assumption agreement with the FDIC, the Company entered into loss sharing agreements with the FDIC whereby the Company will be reimbursed by the FDIC for a portion of the losses incurred as a result of the resolution and disposition of the problem assets of Hillcrest Bank. The loss sharing agreements with the FDIC cover substantially all of the failed bank’s loans, unfunded commitments, and other real estate owned (“OREO”), which are collectively referred to as the “covered assets.” However, the Company also acquired other assets of Hillcrest Bank that are not covered by the loss sharing agreements, including $190.3 million of cash and cash equivalents, $239.3 million of investment securities, $3.1 million of consumer loans and overdrafts, and other tangible assets. For purposes of the loss sharing agreements, the anticipated losses on the covered assets are grouped into commercial assets and single family assets, and each category has its own specific loss sharing agreement. The loss sharing agreement categories cover losses on both loans and OREO in their respective categories and have provisions that reimburse the Company for direct expenses related to the resolution of these assets. Within these categories, there are three tranches of losses, each beginning after the loss threshold of the previous tranche has been met, and each with a specified loss-coverage percentage. The categories, and the respective loss thresholds and coverage amounts are as follows (in thousands):

Commercial			Single family
Tranche	Loss Threshold	Loss-Coverage Percentage	Tranche	Loss Threshold	Loss-Coverage Percentage
1	$ 295,592	60%	1	$ 4,618	60%
2	405,293	0%	2	8,191	30%
3	>405,293	80%	3	>8,191	80%

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred. The term for loss sharing on single-family residential real estate loans is 10 years, while the term for loss sharing on all other covered loans is 5 years. The reimbursable losses from the FDIC are based on the book value of the relevant covered assets as determined by the FDIC at the date of acquisition. The Company will refund to the FDIC its share of recoveries with respect to losses for which the FDIC paid the Company under the loss sharing agreements.

The expected reimbursements from the FDIC under the loss sharing agreements are reflected in the accompanying statement of assets acquired and liabilities assumed as an indemnification asset at its estimated fair value of $159.7 million.

Within 45 days of the end of the loss sharing agreements with the FDIC, the Company may be required to pay the FDIC in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company recorded $11.5 million as the estimated fair value of this clawback liability at the acquisition date.

The Company believes that the FDIC loss sharing agreement will mitigate the Company’s risk of loss on assets acquired. Nonetheless, to the extent the actual values realized for the acquired assets are different from the estimated values, the FDIC indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC.

In connection with the Hillcrest Bank transaction, the Company recognized approximately $37.8 million of bargain purchase gain and a $5.8 million core deposit intangible. The bargain purchase gain of $37.8 million recorded at the date of acquisition represents the amount by which the acquisition-date fair value of the identifiable net assets acquired (inclusive of the $182.7 million purchase discount from the FDIC) exceeds the fair value of the consideration paid.

Note 3 Fair Value Determinations

The Company has determined that the Hillcrest Bank acquisition constitutes a business combination as defined by ASC Topic 805, Business Combinations. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions and other future events, and actual results could differ materially. The determination of the initial fair values of covered loans and the related FDIC indemnification asset and clawback liability involve a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

(a)	Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

(b)	Investment securities

The estimated fair values of investment securities were based on quoted market prices or bid quotations received from third-party securities dealers. The fair value of securities held for regulatory purposes were deemed to be equal to par value.

(c)	Loans and covered loans

The fair value of the loan portfolio was estimated using a discounted cash flow approach. The cash flows were projected based on the expected probability of default, default timing and loss given default rates on loans covered by the loss share agreements. The expected cash flows were then discounted utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(d)	FDIC indemnification asset

The loss sharing agreements with the FDIC resulted in an FDIC indemnification asset that is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The fair value of the FDIC indemnification asset was determined based upon projected cash flows from loss sharing agreements and the timing and amount of expected reimbursements for losses on covered assets at the applicable loss sharing percentages in accordance with the terms of the loss share agreements with the FDIC. The projected cash flows were discounted with a market discount rate of similar maturity and risk instruments to reflect the timing and receipt of the loss sharing reimbursements from the FDIC.

(e)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Hillcrest Bank had with its deposit customers at the date of acquisition. The fair value was determined based on a discounted cash flow methodology that considered primary asset attributes such as expected customer runoff rates, cost of the deposit base, and reserve requirements.

(f)	Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

(g)	Deposits

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, negotiable order of withdrawal (“NOW”) accounts, and money market accounts, was equal to the amount payable on demand at the acquisition date. The FDIC provided Hillcrest Bank depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. Additionally, the Company had the opportunity to change the interest rates on these deposits at the time of acquisition. The interest rates on certain deposits were changed at the date of acquisition to rates that the Company determined to be market rates for comparable deposits of similar remaining maturities. As a result, all time deposits were deemed to be at fair value as of the date of acquisition and no fair value adjustments were made.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

(h)	Federal Home Loan Bank Advances

The fair values of the Federal Home Loan Bank (“FHLB”) advances were based on discounted values of contractual cash flows of the advances. The discount rate was estimated using market rates at the acquisition date, for advances of similar remaining maturities.

(i)	Clawback liability

The clawback liability represents the Company’s obligation to refund a portion of the cash received from the FDIC at acquisition in the event that losses do not reach a specified threshold, based on the initial discount received less cumulative servicing amounts for the covered assets acquired. The Company estimated the fair value of the clawback liability based on the net present value of expected future cash payments to be made by the Company to the FDIC that must be made within 45 days of the conclusion of the loss sharing agreements. The expected cash flows were calculated in accordance with the loss sharing agreements and are based primarily on the expected losses on the covered assets, which involve significant inputs that are not market observable.

(j)	Due to FDIC

The amount due to FDIC is specified in the purchase agreements and is discounted to reflect the uncertainty in the timing and payment of the amount due by the Company.

(k)	Value appreciation rights issued to FDIC

The estimated fair value of the VAR is tied to the Company’s stock price and is fully described in note 2.

(l)	Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

(m)	Treasury tax and loan

Treasury tax and loan liabilities generally have a short-term nature and the fair value was determined to be equal to the carrying value.

Note 4 Investment Securities

The investment securities portfolio comprised investment securities available for sale and non-marketable investment securities. The fair values of investment securities available for sale at the date of acquisition are summarized as follows (in thousands):

	Fair Value	Yield
U.S. sponsored agency obligations	$500	0.23%
Residential collateralized mortgage obligations	234,755	2.45%

Total investment securities available for sale	$235,255	2.45%

Non-marketable securities	4,042	2.44%

Total investment securities	$239,297	2.45%

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

The Company estimates that the weighted average life of the collateralized mortgage obligations portfolio as of the acquisition date was 3.51 years. This estimate is based on assumptions and actual results may differ.

The Company had one FHLB agency debenture for $.5 million with a remaining contractual maturity of less than one year.

Certain securities were pledged as collateral for public deposits, securities sold under agreements to repurchase, treasury tax and loan agreements, and to secure borrowing capacity at the Federal Reserve Bank, if needed. $61.9 million of investment securities were pledged at the acquisition date for such purposes.

Non-marketable securities consist of $4.0 million of FHLB stock that was required based on the level of borrowings from the FHLB.

Note 5 Loans

The majority of the acquired loans are within the scope of ASC Topic 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which cash flows could not be estimated, which are accounted for under the cost recovery method.

Substantially all loans are covered by loss sharing agreements with the FDIC. All loans are reflected at their estimated fair value. Generally, the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following table reflects the composition of all acquired loans as of October 22, 2010 (in thousands):

	Covered loans			Non-covered loans	Total loans
	Loans accounted for under FASB ASC Topic 310-30	Loans excluded from FASB ASC Topic 310-30	Total covered loans
Commercial and industrial	$79,232	$46,839	$126,071	—	$126,071
Commercial construction	132,869	126	132,995	—	132,995
Commercial real estate	188,321	1,144	189,465	—	189,465
Multifamily	67,088	—	67,088	—	67,088
Land and development	220,866	12,166	233,032	—	233,032
Single family residential	11,552	7,988	19,540	—	19,540
Consumer*	—	—	—	3,090	3,090
Leases	—	10,061	10,061	—	10,061

Total covered loans	$699,928	$78,324	$778,252	$3,090	$781,342

*	Consumer loans acct for under ASC Topic 310-30, but not covered.

The outstanding balance of all non-covered loans, including contractual principal, interest, fees, and penalties, was $3.2 million as of the date of acquisition.

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at October 22, 2010 (in thousands):

Contractual cash flows of loans accounted for under ASC Topic 310-30	$1,034,373
Nonaccretable discount	(246,682)

Cash flows expected to be collected	787,691
Accretable discount	(84,673)

Covered loans accounted for under ASC Topic 310-30	$703,018

Covered loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Covered loans accounted for under ASC Topic 310-30 are generally classified as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest was considered in the estimation of expected cash flows and will be included in the resulting recognition of future period covered loan loss provision or future period yield adjustments.

The following table reflects the composition and contractual maturities of loans purchased in the Hillcrest Bank transaction (in thousands):

	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial and industrial	$49,565	$76,506	$—	$126,071
Commercial construction	71,573	61,422	—	132,995
Commercial real estate	114,034	75,431	—	189,465
Multifamily	9,024	58,064	—	67,088
Land and development	159,527	73,505	—	233,032
Single family residential	17,456	1,813	271	19,540
Consumer	880	2,057	153	3,090
Leases	—	—	10,061	10,061

Total loans	$422,059	$348,798	$10,485	$781,342

The following table reflects a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of October 22, 2010 (in thousands):

	Fixed	Variable	Total
Commercial and industrial	$21,592	$54,914	$76,506
Commercial construction	10,202	51,220	61,422
Commercial real estate	26,517	48,914	75,431
Multifamily	12,728	45,336	58,064
Land and development	14,678	58,827	73,505
Single family residential	743	1,341	2,084
Consumer	2,210	—	2,210
Leases	10,061	—	10,061

Total loans	$98,731	$260,552	$359,283

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

Note 6 Other Real Estate Owned

The accompanying statement of assets acquired and liabilities assumed includes $51.6 million of other real estate owned. These assets are covered by the loss sharing agreements with the FDIC and are comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. Any losses on these assets or on subsequent foreclosures related to covered loans are substantially offset by a corresponding change in the FDIC indemnification asset. See note 2 for a discussion of the terms of the loss sharing arrangement.

Note 7 Core Deposit Intangible Asset

In connection with the Hillcrest Bank transaction, the Company recorded a core deposit intangible asset of $5.8 million. The Company will amortize the core deposit intangible asset under the straight-line method over 7 years, which represents the expected useful life of the asset. This will result in approximately $0.8 million of core deposit intangible amortization expense each year through 2017.

Note 8 Deposits

The scheduled maturity of certificates of deposits of $100,000 or more, as of October 22, 1010, were as follows (in thousands):

3 months or less	$80,696
Over three months through 6 months	64,349
Over 6 months through 12 months	124,739
Over 12 Months	216,830

Total	$486,614

In connection with the Hillcrest Bank acquisition, the FDIC provided the majority of Hillcrest Bank depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. As of October 22, 2010 the Company had approximately $922.7 million of time deposits that were subject to penalty-free withdrawals.

Note 9 Federal Home Loan Bank Advances

The Company assumed Federal Home Loan Bank (“FHLB”) advances with a fair value of $83.9 million in connection with the acquisition of Hillcrest Bank. The advances were secured with $31.5 million of loans and $53.8 million of investment securities. The following table sets forth selected information regarding the FHLB advances assumed:

	Principal amounts due	Range of interest rates
Repayable during the year ended December 31,
2010	$5,000	5.91%
2011	15,000	0.98%-1.27%
2011	50,000	4.21% -5.33%
2012	3,350	6.35%
2017	5,000	3.74%
2023	2,110	6.07%

Total contractual amounts due	80,460
Fair value adjustment	3,434

Total as recorded by the Company	$83,894

HILLCREST BANK, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of assets Acquired and Liabilities Assumed of Hillcrest Bank

As of October 22, 2010

The Company paid off all amounts due under the FHLB advances by November 1, 2010. In doing so, the Company paid $83.9 million, inclusive of $3.4 million of prepayment penalties.

Note 10 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based on the purchase price and the FDIC loss share agreement requires the covered assets to be valued at the greater of their fair market value or their guaranteed value; in addition, tax law does not assign any value to the GAAP loss share indemnification asset or related clawback liability. The two methods provide the same overall “net” result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items. For tax purposes, there was not a bargain purchase gain based on the allocation approach.

Note 11 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial and consumer lines of credit of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $30.8 million and standby letters of credit totaled $23.6 million, substantially all of which are covered under the loss sharing agreements with the FDIC. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments, offset by applicable loss sharing arrangements with the FDIC, represents the Company’s potential credit loss exposure.

Total unfunded commitments at the acquisition date of October 22, 2010 were as follows (in thousands):

Commitments to fund loans
Residential	$670
Commercial and commercial real estate	16,107
Construction and land development	14,109
Commercial and standby letters of credit	23,593

Total	$54,479

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Commercial and standby letters of credit — Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying statement of assets acquired and liabilities assumed of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) (the Company) as of December 10, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed also includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Bank Midwest, N.A. (a wholly owned subsidiary of NBH Holdings Corp.) as of December 10, 2010, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri

September 28, 2011

KPMG LLP is a Delaware limited liability partnership, the U.S.

member firm of KPMG International Cooperative (“KPMG International”),

a Swiss entity.

BANK MIDWEST, N.A.

(a Wholly Owned Subsidiary of NBH Holdings Corp.)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK MIDWEST

As of December 10, 2010

(In thousands)

ASSETS
Cash and due from banks	$38,925
Due from Federal Reserve Bank	1,330,812

Cash and cash equivalents	1,369,737

Investment securities available for sale, at fair value	55,360
Non-marketable investment securities	400

Total investment securities	55,760

Loans receivable	882,615

Premises and equipment	36,224
Goodwill	52,442
Core deposit intangible asset	21,650
Accrued interest receivable	4,458
Other assets	3,520

Total assets acquired	$2,426,406

LIABILITIES
Demand deposits:
Non-interest bearing	$236,640
Interest bearing	141,311
Savings and money market	521,245
Time deposits	1,486,701

Total deposits	2,385,897

Securities sold under agreements to repurchase	29,134
Accrued interest payable	11,089
Other liabilities	286

Total liabilities assumed	$2,426,406

See accompanying notes to the statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed by NBH Holdings Corp. (the “Company”) in the acquisition of certain assets and liabilities of the former Bank Midwest, a banking subsidiary of Dickinson Financial Corporation (“DFC”). In conjunction with the acquisition of assets and assumption of liabilities, the Company obtained a new banking charter from the Office of the Comptroller of the Currency, Bank Midwest, N.A. (the “Bank”), which is a wholly owned subsidiary of the Company. The assets were acquired and the liabilities were assumed by the Bank on December 10, 2010.

As discussed in note 2, the Company acquired only select assets and assumed only select liabilities, and in light of the facts and circumstances involved, historical financial information of the former Bank Midwest provides limited understanding of future operations. Furthermore, the assets acquired and liabilities assumed were not operated as a distinct stand-alone entity with separate, audited financial statements. As a result, and pursuant to a request for relief submitted to, and not objected to by, the Securities and Exchange Commission, the information provided herein is in lieu of certain historical financial information of the net assets acquired required by Rule 3-05 and Article 11 of Regulation S-X.

Accounting principles generally accepted in the United States of America (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. Management has made significant estimates in certain areas, such as the amount and timing of expected cash flows from purchased assets, the fair value adjustments on assets acquired and liabilities assumed, and the valuation of core deposit intangible assets. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in note 3. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Assets Acquired and Liabilities Assumed

In July 2010, the Company agreed to acquire, and on December 10, 2010 completed the acquisition of, certain assets and the assumption of certain liabilities formerly held by Bank Midwest, one of six banking subsidiaries owned by DFC. In this transaction, the Company acquired 39 locations across Missouri and eastern Kansas, $2.4 billion of deposits and approximately $905.4 million of loans. The Company had specific performance criteria for the assets purchased and, as a result, did not acquire any non-accrual loans or other real estate owned in connection with the Bank Midwest transaction.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

The Bank acquired $2.4 billion of assets, assumed $2.4 billion of liabilities, and paid $56.0 million cash for the Bank Midwest net assets. The fair value of consideration paid exceeded the fair value of the assets acquired and liabilities assumed, and resulted in the establishment of goodwill in the amount of $52.4 million, which will be tax deductible. Information regarding the assets acquired and liabilities assumed on December 10, 2010 in connection with the Bank Midwest acquisition and the fair value adjustments recorded by the Company in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, are shown in the table below (in thousands):

	As Acquired from DFC	Fair Value Adjustments	Settlement amount paid to DFC	As recorded by the Company
Assets Acquired:
Cash and cash equivalents	$1,425,737	$—	$(56,000)	$1,369,737
Investment securities, available for sale	55,360	—	—	55,360
Non-marketable investment securities	400	—	—	400
Loans	905,354	(22,739)	—	882,615
Premises and equipment	30,662	5,562	—	36,224
Goodwill	—	52,442	—	52,442
Intangible assets	—	21,650	—	21,650
Accrued interest receivable	4,458	—	—	4,458
Other assets	3,520	—	—	3,520

Total assets	$2,425,491	$56,915	$(56,000)	$2,426,406

Liabilities assumed:
Deposits	$2,384,982	$915	$—	$2,385,897
Accrued interest payable	11,089	—	—	11,089
Other liabilities	29,420	—	—	29,420

Total liabilities	$2,425,491	$915	$—	$2,426,406

Note 3 Fair Value Determinations

The Company has determined that the acquisition of assets and the assumption of liabilities constitutes a business combination as defined ASC Topic 805, Business Combinations. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions, and other future events, and actual results could differ materially. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

(a)	Cash and cash equivalents

Cash and cash equivalents have a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

(b)	Investment securities

The estimated fair value of investment securities was based on quoted market prices or bid quotations received from securities dealers.

(c)	Loans

The estimated fair value of the loan portfolio was estimated using a discounted cash flow approach utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(d)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Bank Midwest had with its deposit customers at the date of acquisition. The Company engaged a third party to assist in the valuation of the core deposit intangible asset and the fair value was determined based on a discounted cash flow methodology that considered primary asset attributes such as expected customer run-off rates, cost of the deposit base, and reserve requirements.

(e)	Premises and equipment

The estimated fair value of land and buildings was estimated based on third-party appraisals. The carrying value of equipment was deemed to be a reasonable fair value.

(f)	Accrued interest receivable

Accrued interest receivable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

(g)	Deposits

The estimated fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts, and money market accounts, was equal to the amount payable on demand at the acquisition date. The fair value adjustment on interest-bearing time deposits is representative of the differences in the contractual interest rates versus market interest rates for time deposits with similar remaining maturities at the date of acquisition. The fair value of these deposits was based on the discounted value of contractual cash flows of such deposits. The discount rate was estimated using market rates at the acquisition date, for deposits of similar remaining maturities.

(h)	Securities sold under agreements to repurchase

The vast majority of the assumed repurchase agreements were overnight transactions that mature the day after the transaction and, as a result of this short-term nature, the estimated fair value was deemed to be equal to the carrying value.

(i)	Accrued interest payable

Accrued interest payable has a short-term nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 4 Investment Securities

Acquired investment securities included $55.4 million of U.S. Treasury securities with contractual maturities of less than one year and $0.4 million of investments in Community Reinvestment Act ventures with no stated maturity.

Certain securities were pledged as collateral for public deposits and securities sold under agreements to repurchase. The carrying value of securities pledged as collateral totaled $55.4 million at the date of acquisition.

Note 5 Loans

The following table reflects the composition and contractual maturities of loans purchased in the Bank Midwest transaction (in thousands):

	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial	$23,723	$74,453	$30,629	$128,805
Commercial real estate*	134,045	143,722	110,642	388,408
Agriculture	12,670	18,385	31,039	62,094
Residential real estate	12,416	40,711	225,630	278,757
Consumer	9,756	10,134	4,661	24,551

Total	$192,609	$287,406	$402,601	$882,615

*	Total includes $47.1 million of loans secured by farmland.

The following table shows a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of December 10, 2010 (in thousands):

	Fixed	Variable	Total
Commercial	$57,084	$47,998	$105,082
Commercial real estate*	118,555	135,809	254,364
Agriculture	17,762	31,662	49,424
Residential real estate	90,344	175,997	266,341
Consumer	11,853	2,942	14,795

Total	$295,598	$394,408	$690,006

*	Includes $12.6 million and $31.1 million of fixed and variable rate loans secured by farmland, respectively.

The Company purchased only performing loans in the Bank Midwest acquisition and did not acquire any loans that were 90 days or more past due or on non-accrual status. The gross contractual amounts receivable, including interest, were $1.3 billion as of the acquisition date and the estimated contractual cash flows that were not expected to be collected totaled $13.0 million.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 6 Premises and Equipment

Premises and equipment consisted of the following at December 10, 2010 (in thousands):

Land	$14,549
Buildings and improvements	21,249
Equipment	426

Total	$36,224

Note 7 Goodwill and Intangible Assets

In connection with the Bank Midwest transaction, the Company acquired a core deposit intangible of $21.7 million. The core deposit intangible asset will be amortized straight line over seven years, which represents the expected useful life of the assets and will result in approximately $3.1 million of core deposit intangible amortization expense each year through 2017.

The fair value of consideration paid exceeded the fair value of the Bank Midwest net assets acquired and resulted in the establishment of goodwill in the amount of $52.4 million. In accordance with ASC Topic 350, Intangibles — Goodwill and other, the goodwill will be subject to a fair value-based impairment assessment at least annually. The goodwill will be deductible for income tax purposes.

Note 8 Deposits

The scheduled maturity of certificates of deposits of $100,000 or more, as of acquisition date, were as follows (in thousands):

3 months or less	$78,928
Over 3 months through 6 months	94,195
Over 6 months through 12 months	142,958
Over 12 months	31,716

Total	$347,797

Note 9 Securities Sold Under Agreements to Repurchase

The Company assumed $29.1 million of repurchase agreements at acquisition, all of which were deemed to be carried at fair value because the vast majority of the repurchase agreements were overnight transactions that matured within one day.

As of the date of acquisition, the securities sold under agreements to repurchase were secured by U.S. Treasury securities with an estimated fair value of $55.4 million. At acquisition date, the overnight repurchase agreements had a weighted average interest rate of 0.25% and $235 thousand were for periods longer than one day.

The Company did not assume any borrowings, unused lines of credit, or short-term financing agreements.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Note 10 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based on the purchase price, inclusive of liabilities assumed based on their contractual terms. The two methods provide the same overall result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items.

Note 11 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial and consumer lines of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $182.9 million and standby letters of credit totaled $8.8 million. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments represents the Company’s potential credit loss exposure.

Total unfunded commitments at the acquisition date of December 10, 2010 were as follows (in thousands):

Commitments to fund loans:
Residential	$89
Commercial and commercial real estate	32,115
Construction and land development	3,675
Consumer	43
Credit card lines of credit	22,661
Unfunded commitments under lines of credit	124,335
Commercial and standby letters of credit	8,828

Total	$191,746

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Credit card lines of credit — Credit card lines of credit have been extended to customers through the use of credit cards issued by the Bank. These lines of credit represent the maximum amounts allowed to be funded, many of which will not exhaust the established limits and, as such, these amounts are not necessarily representations of future cash requirements or credit exposure.

Unfunded commitments under lines of credit — Unfunded commitments under lines of credit are revolving credit arrangements extended to customers in the ordinary course of business that may require the payment of a fee.

BANK MIDWEST, N.A. (A Wholly Owned Subsidiary of NBH Holdings Corp.)

Notes to Statement of Assets Acquired and Liabilities Assumed of Bank Midwest

as of December 10, 2010

Commercial and standby letters of credit — Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

KPMG LLP Suite 1000 1000 Walnut Street Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NBH Holdings Corp.:

We have audited the accompanying statement of assets acquired and liabilities assumed of Bank of Choice (acquired by Bank Midwest, N.A, a wholly owned subsidiary of NBH Holdings Corp. (the Company)) as of July 22, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of assets acquired and liabilities assumed includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of assets acquired and liabilities assumed provides a reasonable basis for our opinion.

In our opinion, the statement of assets acquired and liabilities assumed referred to above presents fairly, in all material respects, the financial position of Bank of Choice as of July 22, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Kansas City, Missouri

November 14, 2011

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

BANK MIDWEST, N.A.

(A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF CHOICE

AS OF JULY 22, 2011

(In thousands)

ASSETS
Cash and due from banks	$26,665
Due from Federal Reserve Bank	375,340

Cash and cash equivalents	402,005

Investment securities available for sale, at fair value	134,369
Non-marketable equity securities	9,840

Total investment securities	144,209

Loans receivable	363,931

Other real estate owned	34,335
Premises and equipment	21
Gain on bargain purchase	(63,204)
Core deposit intangible asset	5,190
Other assets	2,496

Total assets	$888,983

LIABILITIES
Demand deposits:
Non-interest bearing	$97,199
Interest bearing	237,176
Savings and money market	60,688
Time deposits	365,164

Total deposits	760,227

Federal Home Loan Bank advances	117,148
Due to FDIC	2,526
Other liabilities	9,082

Total liabilities	$888,983

See accompanying notes to the statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Note 1 Basis of Presentation

The accompanying financial statement includes the assets acquired and the liabilities assumed (“net assets acquired”) by NBH Holdings Corp. (the “Company”) through its wholly owned subsidiary, Bank Midwest, N.A., in the acquisition of the former Bank of Choice from the Federal Deposit Insurance Corporation (“FDIC”) on July 22, 2011.

In accordance with the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 1.K, Financial Statements of Acquired Troubled Financial Institutions (“SAB 1.K”), and pursuant to a request for relief submitted to, and not objected to by the SEC, the Company has omitted certain financial information of the Bank of Choice that is typically required under Rule 3-05 of Regulation S-X and the related pro forma financial information required by Article 11 of Regulation S-X. SAB 1.K provides relief from certain reporting requirements, including pro forma information in the case of an acquisition of a troubled financial institution for which historical financial information is not reasonably available and in which federal assistance is an essential and significant part of the transaction, or where the nature and magnitude of federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of future operations.

U.S. generally accepted accounting principles (“GAAP”) require management to make estimates that affect the reported amounts of assets acquired and liabilities assumed. By their nature, estimates are based on judgment and available information. The initial accounting for the Bank of Choice acquisition has not been completed as it relates to loans and other real estate owned due to the timing of the receipt of current appraisals. Management has made reasonable estimates in these areas and future changes during the measurement period may occur. Management has also made significant estimates in certain other areas, such as the amount and timing of expected cash flows from purchased assets, the fair value adjustments on assets acquired and liabilities assumed, the valuation of core deposit intangible assets, the valuation of other real estate owned, and the value appreciation rights issued to the FDIC, as defined below. Unless stated otherwise, the amounts presented herein include management’s estimates, including the fair value adjustments described in note 3. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ significantly from those estimates.

Note 2 Net Assets Acquired

On July 22, 2011, the Company entered into a purchase and assumption agreement with the FDIC, as receiver, to acquire certain assets and assume substantially all of the liabilities of the former Bank of Choice of Greeley, Colorado. Upon closing the acquisition, the Company reopened the 17 full-service banking branches previously owned by the Bank of Choice, as branches of Bank Midwest, N.A., branded as Bank of Choice.

Excluding the effects of purchase accounting adjustments, the Company acquired assets of $772.6 million and assumed deposits and other liabilities of $872.7 million in connection with the acquisition of Bank of Choice. The net liabilities were acquired at a discount of $171.6 million, which is reflected as a portion of the cash acquired. In conjunction with the Bank of Choice purchase and assumption agreement, the Company also provided the FDIC with Value Appreciation Rights (“VAR”) whereby the FDIC is entitled to a cash payment equal to the excess of the Company’s common stock price and a strike price of $17.95 per unit at a future time, not to exceed two years. The VAR is applicable to a maximum of 100,000 units and the Company has estimated the fair value of the VAR at the date of acquisition of Bank of Choice to be approximately $0.6 million, which is included in Due to FDIC in the accompanying statement of assets acquired and liabilities assumed.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Information regarding the fair value adjustments recorded by the Company in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 Business Combinations is shown in the following table (in thousands):

Assets acquired:	As Acquired from FDIC	Fair Value Adjustments	Settlement amount received from FDIC	As recorded by the Company
Cash and cash equivalents	$128,265	$—	$273,740	$402,005
Investment securities available for sale	134,369	—	—	134,369
Non-marketable equity securities	9,840	—	—	9,840
Loans	447,738	(83,807)	—	363,931
Other real estate owned	49,833	(15,498)	—	34,335
Gain on bargain purchase	—	(63,204)	—	(63,204)
Premises and equipment	21	—	—	21
Core deposit intangible asset	—	5,190	—	5,190
Other assets	2,496	—	—	2,496

Total assets	$772,562	$(157,319)	$273,740	$888,983

Liabilities assumed:
Deposits	$760,227	$—	$—	$760,227
Federal Home Loan Bank advances	106,840	10,308	—	117,148
Accrued interest payable	751	—	—	751
Due to FDIC	—	2,526	—	2,526
Other liabilities	4,881	3,450	—	8,331

Total liabilities	$872,699	$16,284	$—	$888,983

In connection with the Bank of Choice transaction, the Company recognized a $5.2 million core deposit intangible and a bargain purchase gain of $63.2 million. The bargain purchase gain of $63.2 million recorded at the date of acquisition represents the amount by which the acquisition-date fair value of the identifiable net assets acquired (inclusive of the $171.6 million purchase discount from the FDIC) exceeds the fair value of the consideration transferred.

Note 3 Fair Value Determinations

The Company has determined that the Bank of Choice acquisition constitutes a business combination as defined by ASC Topic 805. This guidance requires that all assets acquired and liabilities assumed in a business combination be recorded at their fair values as of the date of acquisition. The fair values have been determined in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Fair values of certain assets and liabilities were established by discounting the expected future cash flows at a market discount rate for like maturity and risk instruments. The estimation of expected future cash flows requires significant assumptions and management judgment about appropriate discount rates, the amount and timing of future cash flows, market conditions and other future events, and actual results could differ materially. The determination of the initial fair values of loans and other real estate owned involve a high degree of judgment and complexity. The Company has made the determinations of fair value using the best information available. Below is a description of the methods used to determine the fair values of significant assets and liabilities:

(a)	Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments with maturities of three months or less at origination. The estimated fair value of cash and cash equivalents was deemed to be equal to the carrying value.

(b)	Investment securities

The estimated fair values of investment securities available for sale were based on quoted market prices or bid quotations received from a third-party pricing service. The fair value of the non-marketable equity securities, which consisted of Federal Home Loan Bank of Topeka (“FHLB”) common stock, was deemed to be equal to par value.

(c)	Loans

The fair value of the loan portfolio was estimated using a discounted cash flow approach. The cash flows were projected based on the expected probability of default, default timing and loss given default rates on loans. The expected cash flows were then discounted utilizing a discount rate based on interest rates being offered for loans with similar terms to borrowers of similar credit quality at the date of acquisition. In accordance with ASC Topic 805, no allowance for loan losses was carried forward with the acquired loans at the date of acquisition, but rather, any estimated credit losses inherent in the portfolio at the time of acquisition were included in the fair value estimates of the loans.

(d)	Other real estate owned

The fair value of other real estate owned (“OREO”) was recorded at the fair value, less estimated selling costs. Fair value of the OREO property is generally estimated using both market and income approach valuation techniques incorporating observable market data to formulate an opinion of the estimated fair value. When current appraisals are not available, judgment was used based on managements’ experience for similar properties.

(e)	Core deposit intangible asset

The core deposit intangible asset is representative of the value associated with the relationships that Bank of Choice had with its deposit customers at the date of acquisition. The fair value was determined based on a discounted cash flow methodology that considered primary attributes such as expected customer runoff rates, cost of the deposit base, and reserve requirements.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

(f)	Other assets

Other assets, which include accrued interest receivable, are short-term in nature and the estimated fair value was deemed to be equal to the carrying value.

(g)	Deposits

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, negotiable order of withdrawal (“NOW”) accounts, and money market accounts, was equal to the amount payable on demand at the acquisition date. The FDIC provided Bank of Choice depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. Additionally, the Company had the opportunity to change the interest rates on these deposits at the time of acquisition. The interest rates on certain deposits were changed at the date of acquisition to rates that the Company believed to be market rates for comparable deposits of similar remaining maturities. As a result, all time deposits were deemed to be at fair value as of the date of acquisition and no fair value adjustments were made.

(h)	Securities sold under agreements to repurchase

The vast majority of the assumed repurchase agreements were overnight transactions that mature the day after the transaction and, as a result of this short-term nature, the estimated fair value was deemed to be equal to the carrying value.

(i)	Federal Home Loan Bank advances

The fair values of the FHLB advances were based on discounted values of contractual cash flows of the advances. The discount rate was estimated using interest rates at the acquisition date for advances of similar remaining maturities.

(j)	Value appreciation rights issued to FDIC

The estimated fair value of the VAR is tied to the Company’s stock price and was based on the spread between the strike price of the VAR and the average multiple of price to tangible book value indicated by national and regional bank indices, multiplied by the maximum number of applicable units.

(k)	Other liabilities

Other liabilities, which include accrued interest payable, are short-term in nature and the estimated fair value was deemed to be equal to the carrying value.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Note 4 Investment Securities

The investment securities portfolio comprised investment securities available for sale and non-marketable investment securities. The fair values of investment securities at the date of acquisition are summarized as follows (in thousands):

	Fair Value	Average Yield
Residential collateralized mortgage obligations	$100,641	2.42%
Residential mortgage pass-through securities	33,728	2.51%
Total investment securities available for sale	$134,369	2.44%

Non-marketable securities	9,840	0.59%

Total investment securities	$144,209	2.65%

All investment securities available for sale were backed by Government National Mortgage Association government sponsored enterprises collateral. The estimated weighted average life of the mortgage-backed securities portfolio as of the acquisition date was 5.50 years. This estimate is based on assumptions and actual results may differ.

Certain securities were pledged as collateral for public deposits, securities sold under agreements to repurchase, and to secure borrowing capacity at the FHLB, if needed. $119.0 million of investment securities available for sale were pledged at the acquisition date for such purposes.

Non-marketable securities consist of $9.8 million of FHLB stock, $5.3 million of which was required based on the level of borrowings from the FHLB.

Note 5 Loans

The majority of the acquired loans exhibited credit quality deterioration at the date of acquisition and are within the scope of Accounting Standards Codification (“ASC”) Topic 310-30 Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality. Loans acquired without deteriorated credit quality and loans with revolving privileges are outside the scope of this guidance and are accounted for under the cost recovery method.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Loans are reflected at their recorded fair value. Generally, the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable yield or non-accretable difference, with the accretable yield to be recognized as interest income over the expected remaining term of the loan. The following table reflects the composition of all acquired loans as of July 22, 2011 (in thousands):

	Loans accounted for under FASB ASC Topic 310-30	Loans excluded from FASB ASC Topic 310-30	Total loans
Commercial and industrial	$45,086	$23,934	$69,020
Construction	85,892	4,906	90,798
Commercial real estate	85,770	2,107	87,877
Agriculture	15,167	652	15,819
Single family residential investment	43,809	363	44,172
Single family residential — owner occupied	40,910	966	41,876
Consumer	2,864	10,754	13,618
Leases	—	751	751

Total loans	$319,498	$44,433	$363,931

The outstanding balance of all loans, including contractual principal, interest, fees, and penalties, was $463.3 million as of the date of acquisition.

Below is the composition of the net book value for loans accounted for under ASC Topic 310-30 at July 22, 2011 (in thousands):

Contractual cash flows of loans accounted for under ASC Topic 310-30	$448,389
Nonaccretable discount	(95,187)

Cash flows expected to be collected	353,202
Accretable discount	(33,704)

Loans accounted for under ASC Topic 310-30	$319,498

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans accounted for under ASC Topic 310-30 are generally classified as performing, even though they may be contractually past due, as any non-payment of contractual principal or interest was considered in the estimation of expected cash flows and will be included in the resulting recognition of future period loan loss provision or future period yield adjustments.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

The following table reflects the composition and contractual maturities of loans purchased in the Bank of Choice acquisition (in thousands):

	Due within 1 year	Due after 1 but within 5 years	Due after 5 years	Total
Commercial and industrial	$32,090	$32,481	$4,449	$69,020
Construction	79,106	11,225	467	90,798
Commercial real estate	30,454	26,800	30,623	87,877
Agriculture	5,940	8,352	1,527	15,819
Single family residential investment	24,440	15,533	4,199	44,172
Single family residential — owner occupied	21,379	14,437	6,060	41,876
Consumer	3,706	4,645	5,267	13,618
Leases	196	555	—	751

Total loans	$197,311	$114,028	$52,592	$363,931

The following table reflects a distribution of acquired loans with a maturity of greater than one year between fixed and adjustable rate loans as of July 22, 2011 (in thousands):

	Fixed	Variable	Total
Commercial and industrial	$18,328	$18,603	$36,931
Construction	3,543	8,148	11,691
Commercial real estate	24,540	32,883	57,423
Agriculture	7,159	2,720	9,879
Single family residential investment	16,198	3,534	19,732
Single family residential — owner occupied	17,860	2,637	20,498
Consumer	2,739	7,174	9,912
Leases	356	199	555

Total	90,723	$75,898	$166,621

Note 6 Other Real Estate Owned

The accompanying statement of assets acquired and liabilities assumed includes $34.3 million of other real estate owned. These assets are comprised of properties acquired through the foreclosure or repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans.

Note 7 Core Deposit Intangible Asset

In connection with the Bank of Choice transaction, the Company recorded a core deposit intangible asset of $5.2 million. The Company will amortize the core deposit intangible asset under the straight-line method over 7 years, which represents the expected useful life of the asset. This will result in approximately $0.7 million of core deposit intangible amortization expense each year through 2018.

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

Note 8 Deposits

The scheduled maturity of time deposits of $100,000 or more, as of July 22, 2011, were as follows (in thousands):

3 months or less	$91,565
Over three months through 6 months	53,689
Over 6 months through 12 months	45,393
Over 12 months	16,212

Total	$206,859

In connection with the Bank of Choice acquisition, the FDIC provided the majority of the Bank of Choice depositors with the right to cash in their time deposits at any time during the life of the time deposit, without penalty, unless the depositor accepts new terms. As of July 22, 2011 all of the Company’s $365.2 million of assumed certificates of deposit were subject to penalty-free withdrawals.

Note 9 Federal Home Loan Bank Advances

The Company assumed FHLB advances with a fair value of $117.1 million in connection with the acquisition of the Bank of Choice. The advances were secured with loans of $218.5 million and investment securities available for sale of $107.0 million. The following table sets forth selected information regarding the FHLB advances assumed:

	Principal amounts due	Range of interest rates
Repayable during the year ending December 31,
2011	$30	4.88%
2012	12,060	3.53%-4.88%
2013	20,060	2.71%-4.88%
2014	60	4.88%
2015	60	4.88%
Thereafter	74,570	3.25%-5.32%

Total contractual amounts due	106,840
Fair value adjustment	10,308

Total as recorded by the Company	$117,148

Bank Midwest, N.A. repaid all amounts due under the FHLB advances on July 25, 2011. In doing so, the Company paid $117.4 million, inclusive of $10.3 million of prepayment penalties and $0.3 million of accrued interest payable.

Note 10 Income Taxes

Due to the nature of the transaction as a taxable asset acquisition, the Company recorded offsetting deferred tax assets and deferred tax liabilities at the time of the acquisition due to the different allocation approaches of GAAP and the requirements of the tax laws. GAAP prescribes a fair value approach for the entire balance sheet (assets and liabilities) based on the purchase price. Tax laws provide a residual approach of asset classes based

BANK MIDWEST, N.A. (A WHOLLY OWNED SUBSIDIARY OF NBH HOLDINGS CORP.)

NOTES TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF BANK OF

CHOICE

AS OF JULY 22, 2011

on the purchase price. The two methods provide the same overall “net” result due to the purchase prices of the assets acquired and liabilities assumed; however, different amounts have been assigned to specific assets and liabilities creating a basis difference for GAAP and tax purposes resulting in offsetting deferred tax asset or liability items. For tax purposes, there was not a bargain purchase gain based on the allocation approach.

Note 11 Commitments

The Company acquired various off-balance sheet commitments that are not required to be recorded on the statement of assets acquired and liabilities assumed. These commitments are financing arrangements that help meet the needs of customers. These financial instruments include commitments to extend credit, commercial letters of credit, and standby letters of credit and involve varying degrees of credit risk. At the acquisition date, loan commitments totaled $23.3 million and standby letters of credit totaled $0.8 million. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements, as commitments often expire without being drawn upon. However, the contractual amount of these commitments, represents the Company’s potential credit loss exposure.

Total unfunded commitments at the acquisition date of July 22, 2011 were as follows (in thousands):

Commitments to fund loans
Residential	$10,018
Commercial and commercial real estate	11,678
Construction and land development	1,649
Commercial and standby letters of credit	800

Total	$24,145

Commitments to fund loans — Commitments to fund loans are legally binding agreements to lend to customers in accordance with predetermined contractual provisions providing there have been no violations of any conditions specified in the contract. These commitments are generally at variable interest rates and are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments are not necessarily representations of future credit exposure or cash requirements, as commitments often expire without being drawn upon.

Commercial and standby letters of credit — Commercial and standby letters of credit include financial standby letters of credit or performance standby letters of credit. These are various forms of “back-up” commitments to guarantee the performance of a customer to a third party. While these arrangements represent a potential cash outlay for the Company, the majority of these letters of credit will expire without being drawn upon. Many of the letters of credit have various forms of collateral securing the commitment, which may include real estate, personal property, receivables, or marketable securities.

Note 12 Subsequent Events

In conjunction with our acquisition of the Bank of Choice our agreement with the FDIC provides us at least 90 days after the acquisition date to notify the FDIC of our intent to purchase the branch premises and equipment of these failed banks. The notification period is still open as the deadline was extended pending receipt of current appraisals of the properties.

Through and including                      (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

             Shares

Class A Common Stock

Goldman, Sachs & Co.

Keefe, Bruyette & Woods

J.P. Morgan

FBR

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts, except the SEC registration fee and the FINRA filing fee, are estimates.

SEC registration fee		$28,650
FINRA filing fee		25,500
New York Stock Exchange listing fees and expense		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be furnished by amendment

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation to be in effect upon completion of the offering will provide for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding; provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the by-laws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board.

In addition, our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and by-laws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and by-laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, NBH Holdings Corp. has issued the following securities:

On June 16, 2009 and August 10, 2009 in connection with its incorporation and initial capitalization, NBH Holdings Corp. issued 250,000 shares of its common stock to members of its board of directors, senior management team and FBR Capital Markets & Co. for $0.012 per share.

On October 20, 2009, NBH Holdings Corp. issued an aggregate of 57,500,000 shares of its common stock to private investors and to FBR Capital Markets & Co. for resale to private investors for net consideration of approximately $1.1 billion in cash. The net proceeds of the offering were used to fund our four acquisitions to date and for general corporate purposes and the Company continues to hold the remaining proceeds (after deduction for the Company’s operating expenses) in cash and cash equivalents.

The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, including the safe harbors established in Rules 144A and Regulation D, for transactions by an issuer not involving a public offering. NBH Holdings Corp. did not offer or sell the securities by any form of general solicitation or general advertising, informed the purchaser that the securities had not been registered under the Securities Act and were subject to restrictions on transfer, and made offers only to the purchaser, whom NBH Holdings Corp. believed had the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities.

NBH Holdings Corp. granted certain of its employees 2,620,832 options to purchase an aggregate of 2,620,832 shares of our common stock under the NBH Holdings Corp. 2009 Equity Incentive Plan. These grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder inasmuch as they were offered and sold under written compensatory benefit plans and otherwise in compliance with the provisions of Rule 701.

Item 16. Exhibits Financial Statements Schedules.

(a)	Exhibits: The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§ 230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(h)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kansas City, Missouri on December 22, 2011.

NBH Holdings Corp. (Registrant)

By:	/s/ G. Timothy Laney
	Name:	G. Timothy Laney
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to its registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ G. Timothy Laney G. Timothy Laney	President, Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2011

/s/ Donald Gaiter Donald Gaiter	Acting Chief Financial Officer, Chief of Acquisitions and Strategy (Principal Financial and Accounting Officer)	December 22, 2011

* Frank V. Cahouet	Chairman	December 22, 2011

* Ralph W. Clermont	Director	December 22, 2011

* Robert E. Dean	Director	December 22, 2011

* Lawrence K. Fish	Director	December 22, 2011

* Micho F. Spring	Director	December 22, 2011

* Burney S. Warren	Director	December 22, 2011

*By:	/s/ G. Timothy Laney	Attorney-in-Fact	December 22, 2011
G. Timothy Laney

Exhibit Index

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Purchase and Assumption Agreement, dated as of July 6, 2010, among the Federal Deposit Insurance Corporation, Receiver of Hillcrest Bank, Overland Park, Kansas, the Federal Deposit Insurance Corporation and Hillcrest Bank, National Association (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†+

2.2	Amended and Restated Purchase Agreement by and among Dickinson Financial Corporation, Bank Midwest, N.A. and NBH Holdings Corp. (on behalf of itself and its to-be-formed national banking association subsidiary), dated as of August 31, 2010†+

2.3	Purchase and Assumption Agreement, dated as of July 22, 2011, among the Federal Deposit Insurance Corporation, Receiver of Bank of Choice, Greeley Colorado, the Federal Deposit Insurance Corporation and Bank Midwest, National Association†+

2.4	Purchase and Assumption Agreement, dated as of October 21, 2011, among the Federal Deposit Insurance Corporation, Receiver of Community Banks of Colorado, the Federal Deposit Insurance Corporation and Bank Midwest, National Association†+

3.1	Form of Amended and Restated Certificate of Incorporation*

3.2	Form of Amended and Restated By-Laws*

4.1	Specimen common stock certificate*

4.2	Registration Rights Agreement, dated as of October 20, 2009, by and between NBH Holdings Corp. and FBR Capital Markets, Inc.+

4.3	Amendment No. 1, dated as of July 20, 2011, to the Registration Rights Agreement, dated as of October 20, 2009 by and between NBH Holdings Corp. and FBR Capital Markets, Inc.+

5.1	Opinion of Wachtell, Lipton, Rosen & Katz*

10.1	Employment Agreement, dated May 22, 2010, between G. Timothy Laney and NBH Holdings Corp.*

10.2	NBH Holdings Corp. 2009 Equity Incentive Plan+

10.3	Value Appreciation Instrument Agreement, dated as of October 22, 2010 by and between NBH Holdings Corp. and the Federal Deposit Insurance Corporation+

10.4	Value Appreciation Instrument Agreement, dated as of July 22, 2011 by and between NBH Holdings Corp. and the Federal Deposit Insurance Corporation+

10.5	Value Appreciation Instrument Agreement, dated as of October 21, 2011 by and among NBH Holdings Corp., Bank Midwest, National Association and the Federal Deposit Insurance Corporation+

10.6	Form of Indemnification Agreement between NBH Holdings Corp. and each of its directors and executive officers*

21.1	Subsidiaries of NBH Holdings Corp.*

23.1	Consent of KPMG LLP

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)*

24.1	Power of Attorney+

+	Previously filed.
*	To be filed by amendment.
†	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.